Form 20-F
period 2022-12-31
Austin Gold Corp.
filed 2023-03-29
CIK 1817740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 193

Date of event requiring this shell company report

For the transition period from                                          to

Commission file number 001-41373

AUSTIN GOLD CORP.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

1021 West Hastings Street, 9th Floor

Vancouver, British Columbia, Canada, V6E 0C3

(Address of principal executive offices)

Dennis Higgs, +1 (604) 644-6579, dennis.higgs@austin.gold

1021 West Hastings Street, 9th Floor

Vancouver, British Columbia, Canada, V6E 0C3

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	AUST	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the closing of the period covered by the Annual Report:

13,271,750 (“Common shares” or “shares”)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes          ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes          ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards	☒

Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes          ☒ No

i

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking information" and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: our reserve calculations with underlying assumptions, production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Austin Gold Corp. and subsidiaries (“Austin Gold” or the “Company”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus); availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; the global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Austin Gold reviews forward-looking information for the purposes of preparing each annual report, however Austin Gold undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SUMMARY OF RISK FACTORS

We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated. See the risk factors set forth in the section entitled “Risk Factors” in this Annual Report. These risks can be summarized as follows:

Business Related Risks

●	Austin Gold is an exploration company and has no history of operations, mining or refining mineral products. The Austin Gold Properties (defined below) are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by Austin Gold towards the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.
●	Austin Gold has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of Austin Gold’s projects comes into production, which may or may not occur.
●	Austin Gold has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. Austin Gold believes that it is adequately financed to carry out its exploration and development plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and Austin Gold would require additional capital to fund development and exploration programs and potential acquisitions.
●	Austin Gold’s properties include the Kelly Creek Project, the Fourmile Basin Project, the Lone Mountain Project, and the Miller Project, all located in Nevada, United States of America (“USA”), and the Stockade Mountain Project, located in Malheur County, Oregon, USA (the “Austin Gold Properties”). As a result, unless Austin Gold acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon Austin Gold and would materially affect the potential mineral resource production, profitability, financial performance and results of operations of Austin Gold.
●	There are uncertainties as to title matters in the mining industry. Any defects in title could cause Austin Gold to lose rights in its mineral properties and jeopardize its business operations. Austin Gold’s mineral properties currently consist primarily of unpatented mining claims located on lands administered by the United States’ Department of Interior’s Bureau of Land Management (“BLM”), Nevada and Oregon State Offices, and the United States Forest Service (“USFS”) - Humboldt-Toiyabe National Forest to which Austin Gold only has possessory title of the mineral rights. At the Kelly Creek Project, where Austin Gold is earning a joint venture interest, a significant portion of the property is leased private ranch lands on which both surface and mineral rights are controlled by the ranch.
●	The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. Austin Gold also may not have, or may not be able to obtain, all necessary surface rights to develop a property.
●	Mineral resource estimates will be based upon estimates made by Austin Gold’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work.
●	Austin Gold’s development will depend on the efforts of key management and other key personnel, including Dennis Higgs (President and Director), Grant Bond (Chief Financial Officer (“CFO”)), Joseph Ovsenek (Chairman and Director), Kenneth McNaughton (Vice President (“VP”) Exploration and Director), Darcy Higgs (Corporate Secretary) and Robert “Bob” Hatch (Consulting Geologist). Loss of any of these people, particularly to competitors, could have a material adverse effect on Austin Gold’s business.

Industry Related Risks

●	The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of Austin Gold’s projects will have a discovery that can be mined profitably.
●	Austin Gold’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability.
●	There may be challenges to title to the mineral properties in which Austin Gold holds a material interest. If there are title defects with respect to any properties, Austin Gold might be required to compensate other persons or to reduce its interest in the affected property.
●	Austin Gold’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for Austin Gold to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended.
●	The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect Austin Gold or require it to expend significant funds in order to comply with such regulations.

Risks Related to our Common Shares

●	As at the date of this Annual Report, officers and directors of Austin Gold, including Dennis Higgs (President and Director), Darcy Higgs (Corporate Secretary), Joseph Ovsenek (Chairman and Director) and Kenneth McNaughton (VP Exploration and Director) hold, directly or indirectly, 6,678,944 common shares, approximately 50.32% of the issued and outstanding common shares, and are Austin Gold’s largest shareholders. Each of these persons also serve as an officer and/or director of Austin Gold, which may give rise to conflicts of interest.
●	No dividends on the common shares have been paid by Austin Gold to date. Investors in Austin Gold’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in Austin Gold’s securities other than through possible common share price appreciation.
●	Our Articles include a forum selection provision that indicates that the Supreme Court of British Columbia (“BC”), Canada and the appellate Courts therefrom (collectively, the “Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain types of actions and proceedings, which could limit a shareholder’s ability to choose the judicial forum for disputes arising with Austin Gold.
●	In the future, we may attempt to increase our capital resources by offering debt securities or preferred stock. Upon a potential bankruptcy or liquidation, holders of our debt securities or preferred stock, and lenders with respect to other borrowings we may make, may receive distributions of our available assets prior to any distributions being made to holders of our common shares.
●	Our management will have broad discretion in the application of Austin Gold’s available capital to fund our capital expenditures on existing mineral properties, acquire additional acreage leaseholds, acquire additional producing properties and associated leaseholds, or for general corporate purposes, which are subject to change in the future. Accordingly, you will have to rely upon the judgment of our management with respect to the use of our available capital.

The foregoing is a summary of significant risk factors that we think could cause our actual results to differ materially from expected results. However, there could be additional risk factors besides those listed herein that also could affect us in an adverse manner. You should read the risk factors set forth in the section entitled “Risk Factors”.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future. During 2020, Austin Gold completed the first sale of equity securities under the Securities Act and may no longer qualify as an emerging growth company in 2026.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

SPECIAL NOTE REGARDING LINKS TO EXTERNAL WEBSITES

Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

CURRENCY

Unless otherwise indicated, all references to “$”, “US dollars”, “USD”, or "US$" are to United States dollars. All references to “C$”, or “CAD” refer to Canadian dollars.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we fail to maintain our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our shares could decline and all or part of any investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral infrastructure and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our shares could decline and investors could lose part or all of their investment. Our business is subject to significant risks and past performance is no guarantee of future performance.

Risks Related to our Financial Condition

We have a limited operating history on which to base an evaluation of our business and prospects.

Austin Gold is an exploration company and has no history of operations, mining or refining mineral products. Austin Gold is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that Austin Gold will be successful in achieving a return on an investment for investors in the common shares and Austin Gold’s likelihood of success must be considered in light of its early stage of operations.

There can be no assurance that the Austin Gold Properties or any other property will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to the successful completion of further technical studies, permitting requirements and the construction of mines, processing plants, roads and related works and infrastructure. Austin Gold will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations.

We have no operating revenues and a history of losses.

Austin Gold has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of Austin Gold’s projects comes into production, which may or may not occur. As such, there is no certainty that Austin Gold will generate revenue from any source, operate profitably or provide a return on investment in the future. Austin Gold will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that Austin Gold will be able to do so.

We will require significant additional capital to fund our business plan.

Austin Gold plans to focus on exploring for minerals and will use its working capital to carry out such exploration. Austin Gold has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. The Company has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues and earnings from its mineral projects. These conditions, including other factors described herein, could result in material uncertainty regarding the Company’s ability to continue as a going concern.

It is likely that the development and exploration of Austin Gold’s properties will require substantial additional financing. Further exploration and development of the Austin Gold Properties and/or other properties acquired by Austin Gold may be dependent upon its ability to obtain acceptable financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be acceptable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of Austin Gold’s projects and Austin Gold may become unable to carry out its business objectives.

We are subject to currency rate risk related to our reporting currency.

Austin Gold may be subject to currency risks. Austin Gold’s reporting currency is the US dollar, which is exposed to fluctuations against other currencies. Austin Gold’s Properties are located in the United States with corporate operations in Canada. Should Austin Gold expand its operations into additional countries its expenditures and obligations may be incurred in foreign currencies. As such, Austin Gold’s results of operations may become subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of Austin Gold. At this time, Austin Gold has not implemented measures to mitigate transactional volatility in the Canadian dollar. Austin Gold may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

We may have liquidity risk due to our reliance on additional financing.

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. Austin Gold’s objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. As Austin Gold does not currently have revenue, and is not expected to have revenue in the foreseeable future, Austin Gold will be reliant upon debt and equity financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known precisely when Austin Gold will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and Austin Gold’s inability to finance future development and acquisitions would have a material and adverse effect on Austin Gold and its business and prospects.

Increased costs could affect our financial condition.

We anticipate that costs at our projects and properties that we may explore or develop will frequently be subject to variation from one year to the next due to a number of factors, such as changing grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of an identified ore body. In addition, costs are affected by the price of commodities such as fuel, steel, rubber, and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

Risks Related to our Company

Our reliance on a limited number of properties presents development risks.

The Austin Gold Properties include the Kelly Creek Project, the Fourmile Basin Project, the Lone Mountain Project, and the Miller Project, all located in Nevada, USA and the Stockade Mountain Project, located in Malheur County, Oregon, USA. As a result, unless Austin Gold acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon Austin Gold and would materially affect any potential mineral production, profitability, financial performance and results of operations of Austin Gold. While Austin Gold may seek to acquire additional mineral properties in accordance with its business objectives, there can be no assurance that Austin Gold will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to Austin Gold or at all and that Austin Gold will be able to successfully develop such properties and bring such properties into commercial production.

We have no history of mineral production.

There is no history of mineral production on the Austin Gold Properties. The Austin Gold Properties are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by Austin Gold towards the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.

Furthermore, there is no assurance that commercial quantities of minerals will be discovered at any properties acquired in the future by Austin Gold, nor is there any assurance that any future exploration programs of Austin Gold on the Austin Gold Properties or any other properties will yield any positive results. Even where commercial quantities of minerals are discovered, there can be no assurance that any property of Austin Gold will ever be brought to a stage where mineral resources can be identified and mineral reserves can be profitably produced. Factors which may limit the ability of Austin Gold to produce mineral reserves from its properties include, but are not limited to, the price of mineral resources, the availability of additional capital and financing and the nature of any mineral deposits.

We are an early-stage development company which presents additional risks to our success.

Austin Gold is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Nevada and Oregon. Austin Gold’s Properties have no established mineral reserves due to the early stage of exploration at this time. Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource and it is uncertain if further exploration will result in the determination of any mineral resource. Quantities and/or grade described in this Annual Report should not be interpreted as assurances of a potential resource or reserve, or of potential future mine life or of the profitability of future operations.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of Austin Gold’s projects can be mined profitably. Substantial expenditures are required to establish mineral resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. It is impossible to ensure that the current exploration and development programs of Austin Gold will result in profitable commercial mining operations. The profitability of Austin Gold’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources and reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource or reserve, or that any such mineral resource or reserve will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral resources or reserves, incurred expenditures will generally not be recoverable.

Our properties are in the exploration stage.

We have not established that our properties contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the SEC in Regulation SK 1300 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of Regulation SK 1300 is extremely remote; in all probability our mineral properties do not contain any “reserves” and any funds that we spend on exploration could be lost. Even if we do eventually discover a mineral reserve on our properties, there can be no assurance that they can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

As an emerging growth company, our auditor is not required to attest to the effectiveness of our internal controls.

Our independent auditors are not required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting while we are not. While our management will be required to attest to internal controls over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company, we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting unless our public float is less than $75 million. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

We expect that we will be considered a smaller reporting company under the Exchange Act and will be exempt from certain disclosure requirements, which could make our common shares less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
●	in the case of an initial registration statement under the Securities Act, or the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or
●	in the case of an issuer whose public float as calculated under the previous two bullet points was zero or less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

We believe that we are a smaller reporting company, and as such that we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies. These “scaled” disclosure requirements make our securities less attractive to potential investors, which could make it more difficult for our securityholders to sell their securities.

We are a foreign private issuer which exempts us from complying with certain reporting requirements.

Austin Gold is considered a “foreign private issuer” and will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions (or voluntarily comply with the requirements applicable to U.S. domestic public companies) until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

If we fail to maintain our foreign private issuer status and decide, or are required, to register as a U.S. domestic issuer, the regulatory and compliance costs to us will be significantly more than the costs incurred as a foreign private issuer. In such event, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors.

We are a Canadian corporation and certain of our officers and directors are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, are located outside the United States. As a result, it may be difficult or impossible for an investor:

●	to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or
●	to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

We may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of Common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common shares or any so-called “excess distribution” received on its Common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common shares.

A limited number of our officers and directors own a majority of our common shares and exercise control over us.

As at the date of this Annual Report, officers and directors of Austin Gold, including Dennis Higgs (President and Director), Darcy Higgs (Corporate Secretary), Joseph Ovsenek (Chairman and Director) and Kenneth McNaughton (VP Exploration and Director) hold, directly or indirectly, 6,678,944 common shares, approximately 50.32% of the issued and outstanding common shares, and are Austin Gold’s largest shareholders. Each of these persons also serve as an officer and/or director of Austin Gold, which may give rise to conflicts of interest. As a result, these persons have the ability to influence the outcome of matters submitted to the shareholders of Austin Gold for approval, which could include the election and removal of directors, amendments to Austin Gold’s corporate governing documents and business combinations. Austin Gold’s interests and those of these persons may at times conflict, and this conflict might be resolved against Austin Gold’s interests. The concentration of approximately 50.32% of the issued and outstanding common shares in the hands of these shareholders may discourage an unsolicited bid for the common shares, and this may adversely impact the value and trading price of the common shares.

We do not currently insure against all the risks and hazards of mineral exploration, development and mining operations.

Austin Gold’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Austin Gold’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

Although Austin Gold may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. Austin Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Austin Gold or to other companies in the mining industry on acceptable terms. Austin Gold might also become subject to liability for pollution or other hazards which it may not be insured against or which Austin Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Austin Gold to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

We may enter into joint ventures and partnerships which will expose us to risks related to third-party performance under these agreements.

Austin Gold may in the future enter into partnerships, option agreements and/or joint ventures as a means of acquiring additional property interests or to fully exploit the exploration and production potential of its assets. The failure of any partner to meet its obligations to Austin Gold or other third parties, or any disputes with respect to third parties’ respective rights and obligations, could have a material adverse effect on Austin Gold’s rights under such agreements. Austin Gold may also be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, which may have a materially adverse impact on the strategic value of the underlying mineral claims. Furthermore, in the event Austin Gold is unable to meet its obligations or share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or face the termination of such agreements.

We are subject to risks regarding completing and integrating acquisitions.

From time to time, it can be expected that Austin Gold will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that Austin Gold may choose to complete may be of a significant size, will require significant attention by Austin Gold’s management, may change the scale of Austin Gold’s business and operations, and may expose Austin Gold to new geographic, political, operating, financial and geological risks. Austin Gold’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Austin Gold. Any acquisitions would be accompanied by risks. In the event that Austin Gold chooses to raise debt capital to finance any such acquisitions, Austin Gold’s leverage will be increased. If Austin Gold chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, Austin Gold may choose to finance any such acquisitions with its existing resources, which would result in the depletion of such resources. There can be no assurance that Austin Gold would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that Austin Gold would be able to successfully integrate the acquired business into Austin Gold’s pre-existing business or that any such acquisition would not have a material and adverse effect on Austin Gold.

We are reliant on certain key personnel.

Austin Gold’s development will depend on the efforts of key management and other key personnel, including Dennis Higgs (President and Director), Grant Bond (CFO), Joseph Ovsenek (Chairman and Director), Kenneth McNaughton (VP Exploration and Director), Darcy Higgs (Corporate Secretary) and Robert “Bob” Hatch (Consulting Geologist). Loss of any of these people, particularly to competitors, could have a material adverse effect on Austin Gold’s business. Further, with respect to the future development of Austin Gold’s projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside Austin Gold’s control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect Austin Gold’s ability to employ the specific personnel required. Due to the relatively small size of Austin Gold, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on Austin Gold’s business, results of future operations and financial condition. Moreover, Austin Gold does not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.

Certain of our directors and officers may have conflicts of interest.

Certain of the directors and officers of Austin Gold also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Austin Gold must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Austin Gold and its shareholders.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

The hiring and retention of qualified personnel in the mining industry is highly competitive. We may experience difficulty in competing with more established and better financed companies in retaining our current management or hiring new personnel to meet our business and financial requirements. If we are unable to hire or retain necessary personnel it could materially adversely affect our results of operations and financial condition.

When required, we may not be able to certify that our internal control over financial reporting is effective, which may negatively impact the market price of our common shares.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Though Austin Gold intends to put into place a system of internal controls appropriate for its size, and reflective of its level of operations, there are limited internal controls currently in place. Austin Gold has a very limited history of operations and has not made any assessment as to the effectiveness of its internal controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of Austin Gold’s internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the common shares could be negatively affected. We also could become subject to investigations by the stock exchange on which the securities are listed, the Commission, or other regulatory authorities, which could require additional financial and management resources.

We are dependent upon information technology (“IT”) systems, which are subject to disruption, damage, failure and risks associated with implementation and integration.

We are dependent upon IT systems in the conduct of our operations including systems and networks which are provided and maintained by third-party contractors. Our IT systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to IT systems and network disruptions. However, given the unpredictability of the timing, nature and scope of IT disruptions, we could potentially be subject to operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

Risks Related to the Mining Industry

Mining exploration, development and operating have inherent risks.

Mining operations generally involve a high degree of risk. Austin Gold’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of Austin Gold’s properties is furthermore subject to a number of macroeconomic, legal and social factors, including commodity prices, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable and adequate machinery, equipment or labor and obtaining necessary services in the jurisdictions in which Austin Gold operates. Unfavorable changes to these and other factors have the potential to negatively affect Austin Gold’s operations and business.

Major expenses may be required to locate and establish mineral reserves and resources, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Austin Gold’s operations, financial condition and results of operations. It is impossible to ensure that the exploration or development programs planned by Austin Gold will result in a profitable commercial mining operation. Whether a gold or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as the quantity and quality of mineralization and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Austin Gold not receiving an adequate return on invested capital.

There is no certainty that the expenditures to be made by Austin Gold towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that Austin Gold will be able to locate additional reserves as its existing reserves are depleted.

There may be risks and uncertainties related to title to land we own or lease and royalty interests on such land.

General

There are uncertainties as to title matters in the mining industry. Any defects in title could cause Austin Gold to lose rights in its mineral properties and jeopardize its business operations. Austin Gold’s mineral properties currently consist primarily of unpatented mining claims located on lands administered by the BLM, Nevada and Oregon State Offices, and the USFS – Humboldt-Toiyabe National Forest to which Austin Gold only has possessory title of the mineral rights. At the Kelly Creek Project, where Austin Gold is earning a joint venture interest, a significant portion of the property is leased private ranch lands on which both surface and mineral rights are controlled by the ranch. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual BLM claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.

The present status of Austin Gold’s unpatented mining claims located on public lands allows Austin Gold the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. Subject to the permitting process, Austin Gold is also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. Austin Gold remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. Prior to 1993, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1993, through federal legislation restricting the BLM from accepting any new mineral patent applications. If Austin Gold does not obtain fee title to its unpatented mining claims, there can be no assurance that it will be able to obtain compensation in connection with the forfeiture of such claims.

Pending Federal Legislation that may affect the Company’s Operations

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Act of 1872, a United States federal law that authorizes and governs prospecting and mining for economic minerals, such as gold, platinum, and silver, on federally administered public lands. Such bills have proposed, among other things, to either eliminate the right to a mineral patent, impose a federal royalty on production from unpatented mining claims, render certain federal lands unavailable for the location of unpatented mining claims, afford greater public involvement in the mine permitting process, provide for citizen suits, and impose new and stringent environmental operating standards and mined land reclamation requirements in addition to those already in effect. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact Austin Gold’s ability to develop mineralized material on unpatented mining claims. Currently, most of Austin Gold’s mining claims are unpatented claims. Although Austin Gold cannot predict what legislative changes might occur, the enactment of these proposed bills could adversely affect the potential for development of its mining claims, the economics of any mines that it brings into operation on federal unpatented mining claims, and as a result, adversely affect Austin Gold’s financial performance.

Title to Mineral Property Interests may be Challenged

There may be challenges to title to the mineral properties in which Austin Gold holds a material interest. If there are title defects with respect to any properties, Austin Gold might be required to compensate other persons or to reduce its interest in the affected property. Furthermore, in any such case, the investigation and resolution of these issues would divert Austin Gold management’s time from ongoing exploration and development programs. Title insurance generally is not available for mining claims in the U.S. and Austin Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be limited. The Austin Gold Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, Austin Gold may be unable to operate the properties as permitted or to enforce its rights with respect to its properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes or annual BLM claim maintenance fees may invalidate title to portions or all of the Austin Gold Properties. Austin Gold may incur significant costs related to defending the title to its properties. A successful claim contesting title to a property may cause Austin Gold to compensate other persons, or to reduce its interest in the affected property or to lose its rights to explore and, if warranted, develop that property. This could result in Austin Gold not being compensated for its prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and, if warranted, development programs.

Mineral Properties may be Subject to Defects in Title

The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. Austin Gold also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Austin Gold has taken reasonable measures, in accordance with industry standards for properties at the same stage of exploration as those of Austin Gold, to ensure proper title to the Austin Gold Properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned.

Interpretation of Royalty Agreements; Unfulfilled Contractual Obligations

Royalty interests in Austin Gold Properties, and any other royalty interests in respect of the properties of Austin Gold which may come into existence, may be subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing royalty interests in Austin Gold Properties may interpret their interests in a manner adverse to Austin Gold, and Austin Gold could be forced to take legal action to enforce its rights. Challenges to the terms of such royalty interests or the existence of other royalties could have a material adverse effect on the business, results of operations, cash flows and financial condition of Austin Gold. Disputes could arise with respect to, among other things:

●	the existence or geographic extent of the royalty interests;
●	the methods for calculating royalties;
●	third party claims to the same royalty interest or to the property on which a royalty interest exists, or the existence of additional royalties on the same property;
●	various rights of the operator or third parties in or to a royalty interest;

●	production and other thresholds and caps applicable to payments of royalty interests;
●	the obligation of an operator to make payments on royalty interests;
●	various defects or ambiguities in the agreement governing a royalty interest; and
●	disputes over the interpretation of buy-back rights.

Natural Resource Properties are Largely Contractual in Nature

Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. Accordingly, there may be instances where Austin Gold would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to Austin Gold, may have a material and adverse effect on Austin Gold’s results of operations, financial condition and the trading price of the common shares.

We may be unable to secure surface access or purchase required surface rights.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by such mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, we will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore we may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, we may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. Our inability to secure surface access or purchase required surface rights could materially and adversely affect our timing, cost or overall ability to develop any mineral deposits we may locate.

We are subject to significant governmental regulations, which affect our operations and costs of conducting our business.

Austin Gold’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for Austin Gold to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended. In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that Austin Gold requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that Austin Gold has obtained, could have a material adverse impact on Austin Gold. Austin Gold may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that Austin Gold will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain of Austin Gold’s permits and licenses on properties, which may have a material adverse effect on Austin Gold. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on Austin Gold.

Our financial results and access to capital may depend on commodity markets.

The price of Austin Gold’s securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond Austin Gold’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of gold, the market price of Austin Gold’s securities may decline and Austin Gold’s operations may be materially and adversely affected.

We are subject to risks regarding market fluctuations and commercial quantities.

The market for minerals is influenced by many factors beyond Austin Gold’s control, including without limitation the supply and demand for minerals, the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. In addition, the metals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of metals (such as gold) are discovered, a market will exist for their profitable sale. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond Austin Gold’s control, including the particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in Austin Gold not receiving an adequate return on invested capital or having its mineral projects be rendered uneconomic.

Estimates of mineral resources and reserves are subject to evaluation uncertainties that could result in project failure.

Austin Gold currently does not have any mineral resources or reserves. Mineral resource and reserve estimates will be based upon estimates made by Austin Gold’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimation of mineral resources and reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. As a result of the foregoing, there may be material differences between actual and estimated mineral resources and reserves, which may impact the viability of Austin Gold’s projects and have a material impact on Austin Gold.

The grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, mineral prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by Austin Gold. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. To the extent that Austin Gold is unable to mine and produce as expected and estimated, Austin Gold’s business may be materially and adversely affected.

There is no certainty that any of the mineral resources identified on any of Austin Gold’s properties will be realized, that any mineral resources will ever be upgraded to mineral reserves, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only, and investors are cautioned that Austin Gold may ultimately never realize production on any of its properties.

We may not be able to obtain all required permits and licenses to place any of our properties into production.

Our current and future operations, including development activities and commencement of production, if warranted, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in mineral property exploration and the development or operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. We cannot predict if all permits which we may require for continued exploration, development or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay our planned exploration and development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

We are subject to risks regarding health and safety laws and regulations.

Austin Gold’s operations are subject to various health and safety laws and regulations that impose various duties on the Company in respect of its operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, Austin Gold’s operations. Austin Gold expects to make significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near Austin Gold’s mineral properties, but there can be no guarantee that these expenditures will ensure Austin Gold’s compliance with applicable laws and regulations and any non-compliance may have a material and adverse effect on Austin Gold.

Our relationship with the communities in which we operate impacts the future success of our operations.

Our relationship with the communities in which we operate is important to ensure the future success of our existing operations. While we believe our relationships with the communities in which we operate are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on our reputation or financial condition and may impact its relationship with the communities in which we operate. While we believe that we operate in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.

We are subject to potential environmental risks and hazards which could adversely impact our operations.

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect Austin Gold or require it to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for Austin Gold to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of Austin Gold’s business.

All phases of Austin Gold’s operations in Nevada and Oregon will be subject to extensive federal environmental regulation, and to the state regulatory programs to which these federal requirements may have been delegated through state statutes, which may include:

●	Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”);
●	The Federal Resource Conservation and Recovery Act (“RCRA”);
●	The Clean Air Act (“CAA”);
●	The National Environmental Policy Act (“NEPA”);
●	The Clean Water Act (“CWA”);
●	The Safe Drinking Water Act (“SDWA”);
●	The Endangered Species Act (“ESA”); and
●	The National Historic Preservation Act.

These environmental regulations require Austin Gold to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Mining projects are required to prepare and receive Federal and State approval of a reclamation plan and provide financial assurance to ensure that the reclamation plan is implemented upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on Austin Gold’s financial performance and results of operations.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect Austin Gold’s operations. Environmental hazards may exist on the properties on which Austin Gold holds interests which are unknown to Austin Gold at present and which have been caused by previous or existing owners or operators of the properties, and which may result in the payment of fines and clean-up costs by Austin Gold and may adversely affect Austin Gold’s operations.

Austin Gold cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect Austin Gold.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate, certain of which regulations are set forth below. Environmental legislation is evolving in a manner which may result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The costs associated with compliance with such laws and regulations are substantial. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future laws, regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could have a significant adverse impact on our properties or some portion of our business, causing us to re-evaluate those activities at that time.

U.S. Federal Laws: CERCLA, and comparable state statutes, impose strict, joint and several liabilities on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, for reimbursement for government-incurred cleanup costs, or for natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. RCRA, and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

CAA, as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

NEPA requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an EIS, which in addition to assessing environmental impacts, it must also analyze cumulative impacts and alternatives to the proposed actions. The United States Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the Environmental Impact Statement (“EIS”) and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in the issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project. NEPA only applies to activities on public lands managed by a public land management agency like the BLM or USFS. It does not apply to projects on state- or privately-held land, but some states have comparable state statutes with analogous risk.

CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water from mining facilities and requires a storm water discharge permit for certain activities. Such permits require the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill materials in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

SDWA and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining-related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

ESA requires federal agencies to consider the conservation of threatened or endangered plant and/or animal species and the impacts to the habitats in which they are found in their decision-making processes. The U.S. Fish and Wildlife Service and/or the NOAA Fisheries Service, and comparable state agencies, are responsible to ensure that the actions they authorize, fund, or carry out are not likely to adversely impact the continued existence of any listed species or result in the destruction or adverse modification of critical habitats required for species survival.

The National Historic Preservation Act protects the presence of historical or archeological sites on public lands as important public resources. It obliges federal land management agencies to preserve the historic, scientific, commemorative, and cultural values of the archaeological and historic sites and structures on these lands for present and future generations. The law requires that cultural resource surveys be completed on all land prior to disturbance by project activities. Where cultural resources are identified, such resources must be catalogued, and the data adequately recorded by qualified personnel prior to land disturbance. Significant cultural resource finds may require complete avoidance or systematic data recovery and relocation programs.

Nevada Laws: At the state level, mining operations in Nevada are primarily regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Bureaus within this Division require mine operators to hold valid Air, Water Pollution Control, and Reclamation Permits, which dictate operating controls and closure and post-closure requirements directed at protecting air, water, and land. We must also post financial assurances to assure the reclamation of significant land disturbances.

Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

Oregon Laws: The Oregon Department of Geology and Mineral Industries (“DOGAMI”) is the Lead Facilitating Agency for mine permitting and provides coordination, accountability, and mediates any disagreements between other involved agencies. These other agencies include Oregon Department of Environmental Quality (“DEQ”), Oregon Water Resources Department (“WRD”), Oregon Department of State Lands (“DSL”), Oregon Department of Fish and Wildlife (“ODFW”), Oregon Department of Agriculture (“ODA”), Oregon State Historic Preservation Office (“SHPO”) and Oregon Department of Land and Conservation Development (“DLCD”). Malheur County, within which the Stockade Mountain Project is located, may also require development and operating permits.

These agencies dictate operating controls and closure and post-closure requirements directed at protecting air, water, and land. Financial assurances to guarantee the reclamation of land disturbances must also be posted prior to initiating exploration, development, and production operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents;
●	treat ground and surface water to preestablished standards; and
●	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

We face intense competition in the mining industry.

The mining industry is highly competitive in all of its phases, both domestically and internationally. Austin Gold’s ability to acquire properties and develop mineral resources and reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. Austin Gold may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than Austin Gold. Austin Gold may also encounter competition from other mining companies in its efforts to hire experienced mining professionals. Competition could adversely affect Austin Gold’s ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development, exploration or construction costs, result in project delays and generally and adversely affect Austin Gold and its business and prospects.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

Climate change could have an adverse impact on Austin Gold’s operations. The potential physical impacts of climate change on the operations of Austin Gold are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development or production on Austin Gold’s mines and adversely affect the financial performance of its operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the business of Austin Gold. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on Austin Gold, its venture partners and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact Austin Gold’s ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, Austin Gold cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by Austin Gold or other companies in the natural resources industry could harm the reputation of Austin Gold.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit, or increase the cost of, production.

Risks Related to our Common Shares

Our shares may not continue to be listed on the NYSE American LLC (“NYSE American”)

Failure to meet the applicable maintenance requirements of the NYSE American could result in our shares being delisted from the NYSE American. If we are delisted from the NYSE American, our shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our shares, it may be extremely difficult or impossible for shareholders to sell their shares in the United States. Moreover, if we are delisted from the NYSE American, but obtain a substitute listing for our shares in the United States, it may be on a market with less liquidity, and therefore potentially more price volatility, than the NYSE American. Shareholders may not be able to sell their shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our shares are delisted from the NYSE American, the price of our shares is likely to decline. In addition, a decline in the price of our shares will impair our ability to obtain financing in the future.

We have never paid dividends on the common shares.

No dividends on the common shares have been paid by Austin Gold to date. Investors in Austin Gold’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in Austin Gold’s securities other than through possible common share price appreciation.

Our Articles designate the Supreme Court of BC, Canada and the appellate Courts therefrom as the exclusive forum for certain types of actions and proceedings, which could limit a shareholder’s ability to choose the judicial forum for disputes arising with us.

Our Articles include a forum selection provision that indicates that the Supreme Court of BC, Canada and the appellate Courts therefrom (collectively, the “Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(i)	any derivative action or proceeding brought on behalf of the Company,
(ii)	any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company,
(iii)	any action asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) or the Articles of the Company (as may be amended from time to time); or
(iv)	any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers; provided however that (iv) does not include claims related to the business carried on by the Company or such affiliates.

There is uncertainty as to whether the Courts or courts in other jurisdictions will enforce these forum selection clauses. The choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage such lawsuits that might otherwise be to the benefit of shareholders.

We interpret the forum selection clauses in our Articles to be limited to the specified actions and not to apply to any actions arising under the Exchange Act or the Securities Act, including any derivative actions brought under the Exchange Act or the Securities Act, and we will not seek to enforce the forum selection clause in relation to such actions. Section 27 of the Exchange Act provides that United States federal courts shall have jurisdiction over all suits and any action brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act provides that United States federal and United States state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

If a court were to find the choice of forum provision contained in our Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

You may experience dilution as a result of future issuances of common shares.

Austin Gold believes that it is adequately financed to carry out its exploration and development plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and Austin Gold would require additional capital to fund development and exploration programs and potential acquisitions. Austin Gold cannot predict the size of future issuances of the common shares or the issuance of debt instruments or other securities convertible into common shares in connection with any such financing. Likewise, Austin Gold cannot predict the effect, if any, that future issuances and sales of Austin Gold’s securities will have on the market price of the common shares. If Austin Gold raises additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders. Sales of substantial numbers of common shares, or the availability of such common shares for sale, could adversely affect prevailing market prices for Austin Gold’s securities and a securityholder’s interest in Austin Gold.

We are an “emerging growth company,” and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years: however, circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million, if we issue $1.0 billion or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed $1.07 billion. Absent the foregoing circumstances, we would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement. Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the prices of our securities may be more volatile.

Any future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities or preferred stock. Upon a potential bankruptcy or liquidation, holders of our debt securities or preferred stock, and lenders with respect to other borrowings we may make, may receive distributions of our available assets prior to any distributions being made to holders of our common shares. Because our decision to issue debt securities or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common shares, upon bankruptcy or otherwise.

The market price of our common shares are subject to numerous risks.

We have a limited trading history and may be considered a micro-cap or small-cap company. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of the underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the common shares will be unaffected by any such volatility. The price of the common shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in Austin Gold’s financial condition and results of operations as reflected in its financial statements. Other factors unrelated to Austin Gold’s performance that may have an effect on the price of the common shares include the following: (i) the extent of analytical coverage available to investors concerning Austin Gold’s business may be limited if investment banks with research capabilities do not follow Austin Gold’s securities; (ii) lessening in trading volume and general market interest in Austin Gold’s securities may affect an investor’s ability to trade significant numbers of common shares; (iii) the size of Austin Gold’s public float may limit the ability of some institutions to invest in Austin Gold’s securities; (iv) a substantial decline in the price of the common shares that persists for a significant period of time could cause Austin Gold’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; and (v) the sale of securities by major shareholders.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect Austin Gold’s long-term value and its shareholders may experience capital losses as a result of their investment in Austin Gold. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Austin Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

General Risks

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact us and the value of our common shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect us or holders of our common shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact our financial performance and the value of our common shares. Additionally, states in which we operate or own assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on us and holders of our common shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and we cannot predict how this legislation or any future changes in tax laws might affect us or holders of our common shares.

Our properties and operations may be subject to litigation or other claims.

Austin Gold may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If Austin Gold is unable to resolve these disputes favorably, it may have a material adverse impact on the ability of Austin Gold to carry out its business plan.

Our business is affected by the global economy.

Recent global financial conditions have been characterized by increased volatility and access to public financing, particularly for junior mineral exploration companies, has been negatively impacted. These conditions, which include potential disruptions due to a U.S. Government shutdown, may affect Austin Gold’s ability to obtain equity or debt financing in the future on terms favorable to Austin Gold or at all. If such conditions continue, Austin Gold’s operations could be negatively impacted.

There is uncertainty as a result of international conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. The recent outbreak of hostilities in Ukraine, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, and international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from the conflict which could have a material adverse effect on the economics of the Company’s projects, and the Company’s ability to operate its business and advance project development.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

Austin Gold was incorporated under the Business Corporations Act (BC) on April 21, 2020. Austin Gold is domiciled in Canada and maintains a head office in Vancouver, BC, Canada. Austin Gold has no maximum authorized share capital and no par value.

Our principal executive offices are located at 1021 West Hastings Street, 9th Floor, Vancouver, BC, Canada V6E 0C3, and our telephone number is 604-644-6579.

As at the date of this report, Austin Gold’s securities trade on the NYSE American under the ticker “AUST”.

Intercorporate Relationships

Austin Gold has one wholly-owned subsidiary, Austin American Corporation (“Austin NV”), a Nevada corporation which was incorporated in June 2020.

Significant Events and Highlights

2020 Highlights

●	On April 21, 2020, Austin Gold was incorporated in BC, Canada.
●	On April 22, 2020, Austin Gold appointed the following directors and officers: Joseph Ovsenek (Executive Chairman), Dennis Higgs (President and Director), Kenneth McNaughton (VP Exploration and Director) and Darcy Higgs (Corporate Secretary and Director).
●	On June 18, 2020, Austin Gold entered into a mineral lease agreement with La Cuesta International, Inc. (“LCI”) on the Fourmile Basin Property.
●	On June 29, 2020, Austin NV was incorporated in Nevada, USA.
●	On July 7, 2020, Austin Gold and Austin NV entered into a joint venture agreement (“JV Agreement”) with Pediment Gold LLC (“Pediment”), a subsidiary of Nevada Exploration Inc. (“NGE”) for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project.
●	On July 23, 2020, Austin Gold signed an introductory agent agreement (“BMR Agreement”) with Bull Mountain Resources (“BMR”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay to BMR introductory agent fees.
●	On August 17, 2020, Austin Gold appointed Katrina Anderson as CFO of the Company.
●	On August 18, 2020, Austin Gold appointed Sandra MacKay, Barbara Filas and Benjamin Leboe as directors of the Company and announced the resignation of Darcy Higgs as director of the Company.
●	On September 3, 2020, Austin Gold appointed Tom Yip as director of the Company.
●	On October 19, 2020, Austin Gold appointed Guillermo Lozano-Chávez as director of the Company.
●	On November 1, 2020, Austin Gold entered into a mineral lease agreement with the option to purchase the Lone Mountain Project with NAMMCO.
●	On December 2, 2020, Austin Gold granted stock options to directors, officers and consultants of the Company to purchase an aggregate of 716,663 common shares (post 3:1 share consolidation completed on October 25, 2021) in the capital of the Company at an exercise price of C$3.00 per share, which expire on December 2, 2030.

2021 Highlights

●	On February 1, 2021, pursuant to the Miller Project letter of intent, the Company entered into a definitive agreement with Shea Clark Smith and Gregory Maynard (“Smith & Maynard”) (trustees).
●	On February 2, 2021, Austin Gold issued 5,000 common shares (represented on a post-stock consolidation basis), pursuant to the Miller Project mineral lease agreement.

●	Effective March 3, 2021, Austin Gold signed an amendment to the Kelly Creek joint venture agreement.
●	Effective March 24, 2021, Austin Gold signed an engagement letter with Roth Capital Partners, LLC, a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (“Roth”) whereby Roth will act as exclusive sole, lead underwriter and sole bookrunner or placement agent for the US offering.
●	On April 29, 2021, Austin Gold signed an amendment to the Lone Mountain mineral lease agreement.
●	On October 25, 2021, Austin Gold completed a consolidation of the Company’s issued and outstanding common shares on a three-to-one basis.

2022 Highlights

●	On February 8, 2022, Sandra MacKay resigned as director of the Company.
●	On May 3, 2022, Austin Gold announced the pricing of its initial public offering (“IPO”) of 3,265,000 of its common shares at a price of $4.00 per share. The Company also granted the underwriters a 30-day option to acquire an additional 489,750 shares to cover overallotments in connection with the offering.
●	On May 3, 2022, Austin Gold received a receipt from the British Columbia Securities Commission (“BCSC”) for its final non-offering prospectus to become a reporting issuer in BC, the S-1 Statement was declared effective by the SEC, and the common shares were authorized for trading on the NYSE American.
●	On May 4, 2022, Austin Gold’s shares commenced trading on the NYSE American under the symbol "AUST".
●	On May 6, 2022, Austin Gold announced the closing of its IPO of 3,265,000 common shares at a price of $4.00 per share. The underwriters also exercised their option to acquire an additional 489,750 shares. After the underwriting discount and estimated offering expenses payable by the Company, the Company received net proceeds of $13,853,420.
●	On May 16, 2022, Austin Gold entered into a mineral lease and option agreement with BMR through Austin NV, to lease a 100% interest in the Stockade Mountain Property located in Malheur County, Oregon.
●	On August 3, 2022, Austin Gold signed a second amendment to the Lone Mountain agreement.
●	On October 1, 2022, Austin Gold announced the resignation of Katrina Anderson as CFO and appointed Grant Bond as CFO.
●	On October 3, 2022, Austin Gold announced the results of its 3,485 foot (1,062 meter) rotary reverse-circulation ("RC") drill program at the Kelly Creek Project.
●	On October 27, 2022, Austin Gold granted stock options to directors, officers and consultants of the Company to purchase an aggregate of 460,003 common shares in the capital of the Company at an exercise price of $0.9161 per share, which expire on October 27, 2027.
●	On November 1, 2022, Austin Gold issued warrants to an investor relations consultant of the Company to purchase 100,000 common shares in the capital of the Company at an exercise price of $0.81 per share, which expire on November 1, 2025.
●	On December 22, 2022, the Company provided an update on the drilling and permitting status of several of its mineral projects.

Highlights subsequent to December 31, 2022

●	On March 2, 2023, the Company provided the results of its initial drill program at the Fourmile Basin Project which included 4,580 feet (1,396 meters) of drilling and an update on the permitting status of several of its mineral projects.

Project Spending

As of December 31, 2022, Austin Gold has incurred $2,369,034 of exploration and evaluation expenditures on its mineral projects.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (https://austin.gold).

B. Business Overview

Description of Our Business

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in Nevada, USA and Oregon, USA. The Company’s material property, the Kelly Creek Project (as described herein), is a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada. Upon developing an understanding of the prospect of discovering deposits of precious or base metals on the property, we entered into the Kelly Creek letter of intent on May 29, 2020. Thereafter, as described further herein, we entered into the JV Agreement.

To increase the opportunity for economic success, Austin Gold has acquired four additional mineral explorations projects. These other projects are located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada (the Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (the Miller Project), in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (the Fourmile Basin Project), and the Stockade Mountain Project, located in Malheur County, Oregon.

Competitive Conditions

The mining business is competitive in all phases of exploration, development and production. Austin Gold competes with a number of other exploration and mining companies in the search for, and acquisition of, mineral properties, many of whom have greater financial resources. As a result of this competition, Austin Gold may be unable to acquire attractive mineral properties in the future on terms it considers acceptable. Austin Gold also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Austin Gold.

The ability of Austin Gold to acquire properties largely depends on its success in exploring and developing its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Austin Gold may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labor. Factors beyond the control of Austin Gold may affect the marketability of minerals mined or discovered by Austin Gold. See “Risk Factors” in this Annual Report.

Industry and Economic Factors That May Affect Our Business

Austin Gold’s mineral properties currently consist primarily of mineral leases and options with third parties for unpatented mining claims located on lands administered by the BLM, Nevada and Oregon State Offices, and the USFS – Humboldt-Toiyabe National Forest to which Austin Gold’s optionors only have possessory title of the mineral rights. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual BLM claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.

The present status of these unpatented mining claims located on public lands allows Austin Gold the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. Subject to the permitting process, Austin Gold is also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. Austin Gold remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. Prior to 1993, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1993, through federal legislation restricting the BLM from accepting any new mineral patent applications. If Austin Gold does not obtain fee title to its unpatented mining claims, there can be no assurance that it will be able to obtain compensation in connection with the forfeiture of such claims.

Pending Federal Legislation that may affect the Company’s Operations

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Act of 1872, a United States federal law that authorizes and governs prospecting and mining for economic minerals, such as gold, platinum, and silver, on federal public lands. Such bills have proposed, among other things, to either eliminate the right to a mineral patent, impose a federal royalty on production from unpatented mining claims, render certain federal lands unavailable for the location of unpatented mining claims, afford greater public involvement in the mine permitting process, provide for citizen suits, and impose new and stringent environmental operating standards and mined land reclamation requirements in addition to those already in effect. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact Austin Gold’s ability to develop mineralized material on unpatented mining claims. Currently, most of Austin Gold’s mining claims are on unpatented claims. Although Austin Gold cannot predict what legislative changes might occur, the enactment of these proposed bills could adversely affect the potential for development of its mining claims, the economics of any mines that it brings into operation on federal unpatented mining claims, and as a result, adversely affect Austin Gold’s financial performance.

Rights under Mineral Leases and Options

We anticipate having to rely on financings through the issuances of common shares in order to continue to fund activities related to our commitments under our mineral leases and options. There are significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development. Certain uncertainties relating to the global economy, political uncertainties and increasing geopolitical risk, increased volatility in the prices of gold, copper, other precious and base metals and other minerals, as well as increasing volatility in the foreign currency exchange markets may also impact the Company’s business and our ability to raise new capital, and accordingly, may impact our ability to remain a going concern.

Austin Gold’s operations are also exposed to various levels of regulatory, economic, political and other risks and uncertainties which may impact the Company’s business and our ability to raise new capital. There can be no assurance that Austin Gold will be able to comply with any changing regulatory, economic or political environment. See “Risk Factors” in this Annual Report.

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”), the BLM, and the USFS as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of “Notices to Conduct Mineral Exploration Activities” (Notice level permit) and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

Federal

On lands owned by the United States, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals).

On lands administered by the BLM, Notice-level exploration permits are required to perform drilling or other surface disturbing activities with less than five acres extent. More extensive disturbance requires submittal and approval of a “Plan of Operations” and an “Environmental Assessment” or EIS from the BLM. On lands administered by the USFS, a “Plan of Operations” is submitted which initiates scoping and reviews to determine if any cultural and biological issues exist in the project area.

State Governments

If Austin Gold is successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when we commence any mineral production, we will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

Nevada

In Nevada, initial stage surface exploration activities that do not disturb the surface, do not require any permits. We would also be required to post bonds with the State of Nevada to secure our environmental and reclamation obligations on private land, with amount of such bonds reflecting the level of rehabilitation anticipated by the then proposed activities.

Oregon

Unlike Nevada, where earlier stage exploration activities such as drilling and roadbuilding on BLM and USFS lands do not require a state permit, Oregon does require a state permit and separate reclamation bonding. The Oregon DOGAMI is the Lead Facilitating Agency for mine permitting and regulation at the state level. Other state agencies that would become involved in the process include Oregon DEQ, Oregon WRD, Oregon DSL, Oregon ODFW, Oregon ODA, Oregon SHPO and Oregon DLCD.

These agencies dictate operating controls and closure and post-closure requirements directed at protecting air, water, and land. Financial assurances to guarantee the reclamation of land disturbances must also be posted prior to initiating exploration, development, and production operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

We cannot predict the impact of new or changed laws, regulations or permitting requirements, or changes in the ways that such laws, regulations or permitting requirements are enforced, interpreted or administered. Health, safety and environmental laws and regulations are complex, are subject to change and have become more stringent over time. It is possible that greater than anticipated health, safety and environmental capital expenditures or reclamation and closure expenditures will be required in the future. We expect continued government and public emphasis on environmental issues will result in increased future investments for environmental controls at our operations.

Environmental Regulation

Austin Gold’s exploration and development activities, as well as any current or future operations, are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect Austin Gold or require it to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for Austin Gold to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of Austin Gold’s business.

All phases of Austin Gold’s operations in Nevada and Oregon will be subject to extensive federal environmental regulation, and to the state regulatory programs to which these federal requirements may have been delegated through state statutes, which may include:

●	CERCLA;
●	RCRA;
●	CAA;
●	NEPA;
●	CWA;
●	SDWA;
●	ESA; and
●	The National Historic Preservation Act.

These environmental regulations require Austin Gold to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Nevada and Oregon state statutes and regulations also require that mining projects prepare an approved reclamation plan and establish financial assurance requirements for reclamation of mining operations upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on Austin Gold’s financial performance and results of operations. See “Risk Factors”. Austin Gold maintains, and anticipates continuing to maintain, a policy of operating its business in compliance with all environmental laws and regulations.

Gold Price History

The price of gold is volatile and is affected by numerous factors, all of which are beyond our control, such as the sale or purchase of gold by various central banks and financial institutions, inflation, recession, fluctuation in the relative values of the U.S. dollar and foreign currencies, changes in global gold supply and demand, and political and economic conditions.

The following table presents the high, low and average afternoon fixed prices in U.S. dollars for an ounce of gold on the London Bullion Market over the past five years:

Year	High	Low	Average
2018	1,355	1,178	1,269
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,800
2022	2,039	1,629	1,791

Data Source: www.lbma.org.uk/

Cycles

Given the general weather conditions and exploration season in north central Nevada and south-eastern Oregon, Austin Gold’s E&E asset expenditures tend to be greater from April to December than in the rest of the year.

Mineral Projects

The Company is a gold exploration company focused on gold targets and making district-scale gold discoveries in the USA. The Company acquired an option to joint venture the Kelly Creek Project, the Company’s material property, located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada. The Company has entered into agreements for four additional mineral exploration projects. The Company’s other projects are located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada (the Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (the Miller Project), in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (the Fourmile Basin Project), and in Malheur County, Oregon (the Stockade Mountain Property).

The Company engaged Robert M. Hatch (SME-Registered Member) of Volcanic Gold & Silver LLC, 80 Bitterbrush Road, Reno, Nevada, as an independent consulting geologist and “qualified person” (“QP”) under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and sub-part 1300 of Regulation S-K (“SK 1300”) under the United States Securities Exchange Act of 1934, as amended, to oversee the operations and disclosure for all of the Company’s mineral projects.

Below are brief descriptions of the properties. For additional information about the financial terms of the agreements, refer to note 9 of our annual Consolidated Financial Statements as at and for the year ended December 31, 2022.

Kelly Creek Project, Nevada, USA

On July 7, 2020, the Company entered into an Exploration and Option to Enter Joint Venture Agreement on the Kelly Creek Project, through Austin Gold’s wholly owned subsidiary, Austin NV with Pediment Gold LLC, a subsidiary of NGE, whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project. The project is located in Humboldt County, Nevada, and is primarily situated on public lands administered by the BLM with a portion on private lands. The Kelly Creek Project is the Company’s material property. Barbara Carroll, C.P.G., as an independent consultant and QP, completed the Kelly Creek Technical Report which is available on Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Kelly Creek Basin is situated along the Battle Mountain – Eureka Gold Trend and is bounded by multi- million-ounce gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), together representing more than 70 million ounces of gold along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by post-mineral volcanic units and post-mineral alluvium.

An area in the southern portion of the Kelly Creek Project lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this wetlands designation for this part of the Kelly Creek Project is unknown. A preliminary review of permitting issues on the southern portion of the Kelly Creek Project indicates that there may be some additional challenges to permit development near and under the Humboldt River and its associated floodplain.

The northern portion of the Kelly Creek project is a “checkerboard” pattern of land ownership consisting of alternating privately-owned and BLM sections. It has recently come to the attention of the Company that there may be a solar generating facility planned for the privately-owned sections of this checkerboard that intermingle with the Company’s lode mining claims that may hinder access and opportunities for acquisition of these parcels for exploration, development, and mining on the Company’s claims in this area.

The Company has engaged professionals to review the geophysical data, the environmental mine permit issues, and to provide target evaluations for the Kelly Creek Project. Exploration work by the Company has included review of technical data, compilation of the exploration data in geographic information system (“GIS”) and three dimensional (“3D”) programs, review of environmental issues affecting the project, writing of the NI 43-101 report, evaluation of targets, logistical planning of the drilling program, and permitting of drill sites with the BLM.

During the third quarter of 2022, the Company conducted a limited drill program at the Kelly Creek Project to drill test beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. The program consisted of a total of 3,485 feet (1,062 meters) of rotary-RC drilling in four holes. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned were 0.087 grams per tonne (“g/t”) and 0.056 g/t. The Company is compiling and interpreting this information to determine its next steps at Kelly Creek.

Fourmile Basin Project, Nevada, USA

On June 18, 2020, the Company entered into a mineral lease agreement with LCI for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Project situated in Nye County, Nevada.

The Company’s Fourmile Basin Project is an epithermal, gold-silver exploration project located in Nye County, Nevada, about 30 miles (48 kilometers) east-northeast of the historic mining district and town of Tonopah. The exceptionally large Round Mountain Mine is located about 35 miles (57 kilometers) northwest of Fourmile Basin. The property has excellent access and is situated in a favorable jurisdiction for mining.

The primary exploration concept at Fourmile Basin is to find the source of the float and boulders of the East Basin Zone. The Company and LCI geologists believe that the boulders may be sourced from veins and silicification associated with a major structural break that is now covered by alluvium and post-mineral volcanic rocks. Calcite replacement textures in the veins suggest a boiling epithermal system and the style of silicification as well as the geochemistry indicates that the rocks are derived from the upper levels of an epithermal gold-silver mineral system. These geologic features all suggest that a robust and potentially high-grade vein system may be preserved beneath the alluvium of Fourmile Basin.

Additional vein and disseminated gold-silver drill targets are being explored north of the East Basin Zone at the MM-11 Zone where LCI sampled epithermal veins in a large area of altered volcanic rocks. The CP and NS claims were located to cover ground with prospective hydrothermal alteration. Minimal work has been done on the CP claims.

Permitting for exploration work is through the BLM at the southern end of the East Zone, whereas the rest of the property is on US Forest Service lands.

The Company, in coordination with its consultants, has conducted numerous activities for its exploration program on the Fourmile Basin Project. These activities included review of technical data, compilation of the data in GIS and 3D programs, field reviews and mapping of the project areas, designing of the drill program and field-checking of proposed access and drill sites, drafting and ongoing updating of the Plan of Operations submitted to the USFS, review of geophysical data, engaging archaeologists to review the cultural resources, arranging the biology surveys, and completion of confirmation rock chip sampling.

Targets at Fourmile Basin are high-grade feeder veins that may not have been adequately tested by prior operators. The CP and NS claims may be mapped and sampled to determine what further work is recommended.

During the fourth quarter of 2022, the Company received approval from the BLM to drill exploration holes in the southern portion of the project area. The exploration target was the hypothesized buried source of gold and silver mineralized boulders and float that are concentrated in a 5.5 mile (8.9 kilometer) long zone along the east side of Fourmile Basin. The Company completed its initial drilling program in January 2023 which consisted of five holes totaling 4,580 feet (1,396 meters). Analytical results for gold were recently received, with high values being 0.106 and 0.065 g/t gold in five-foot (1.5 meter) samples. Analysis of the data is ongoing to determine the next course of action for the property.

The Company is in the process of permitting its planned exploration program in the northern part of the project area with the USFS. This program will be contingent on results from the drilling program just completed on the BLM lands.

Lone Mountain Project, Nevada, USA

On November 1, 2020, the Company, through its subsidiary Austin NV, entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property, Elko County, Nevada.

The Company’s Lone Mountain Project is located approximately 25 miles (40 kilometers) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located 22 miles (35 kilometers) northeast of the Carlin and 19 miles (30 kilometers) south of the Jerritt Canyon deposits. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of highway and 3 miles (5 kilometers) of gravel road.

The Lone Mountain property initially consisted of a total of 454 unpatented lode mining claims and six patented mining claims. On August 2, 2022, NAMMCO released its rights to the six patented mining claims and on August 3, 2022, the Company negotiated changes to the lease agreement on the Lone Mountain Project.

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold-bearing jasperoids (silica-replaced limestone) on the north flank of Lone Mountain. Beginning in the 1960s, the Lone Mountain property position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years.

The Lone Mountain Project is comprised of a broadly folded sequence of Paleozoic lithologies that are intruded by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountains thrust fault.

Erosion plus basin and range block faulting has created the “Lone Mountain window”, which is now a broad, west-plunging antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window – Carlin Mine; Bootstrap Window – Gold Strike Deposit; and Cortez Window – Cortez Hills. It is the lower plate carbonate rocks exposed in the windows that host significant “Carlin-Type” mineralization in these districts. The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan alteration and mineralization occur close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Significant data collected by a number of exploration companies over the past sixty years suggest potential for significant resources and provide guidelines for future exploration. The Company, in coordination with its consultants, conducted numerous activities to design an initial exploration program for the Lone Mountain Project. These activities included a review of historical technical reports, compilation of exploration data, drafting of property maps and workup of the GIS data, and strategic planning for a forthcoming exploration program.

Miller Project, Nevada, USA

On February 1, 2021, the company entered into a mineral lease agreement with Smith & Maynard for exploration and mining rights and access to certain mineral claims on the Miller Project situated in Elko County, Nevada.

The Company’s Miller Project is located approximately 30 miles (50 kilometers) south-southwest of Elko, Nevada on the eastern flank of the Pinion Range. The property is situated at the southern end of the Carlin Trend. Contact Gold’s Pony Creek deposit is immediately to the northwest and Gold Standard Ventures’ Railroad District is further to the northwest. The Miller Project is accessible from the regional mining hub of Elko by approximately 30 miles (50 kilometers) of paved road (State Route 228), followed by approximately 8 miles (13 kilometers) of gravel road.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 kilometers2 on land administered by the BLM. Although the Company had filed the required documentation with the BLM and county officials as required, there was a dispute on the ownership of 134 of the newly staked claims and on 36 of the original claims. The contending party did not pay the property maintenance fees on the disputed claims when they were due on September 1, 2022. Management believes that this situation has been resolved in favor of the Company. Refer to Note 9(d) of our annual Consolidated Financial Statements for the years ended December 31, 2022 and 2021.

The Miller Project is at the greenfields stage of exploration. The project comprises a large area of pediment with post-mineral cover, and available biogeochemical, geophysical, and geological data in this area support the potential for a district-scale gold discovery under that cover. Historical information received from the property vendors indicates that up to seven historical drill holes were drilled in the western-most part of the property in 1997 and 1998. However, these holes are not in the area of the biogeochemical anomalies that are of interest to the Company.

The Company has conducted activities for an initial exploration program on the Miller Project, which included compilation of exploration data in GIS software, reviewing and digitizing biogeochemical, geological and drill hole compilations, and engaging a geophysics consultant for data review and future program planning. The Company has prepared a “Notice” for submission to the BLM for initial exploration drilling that is designed to test for the depth to prospective host rocks under the project area.

Stockade Mountain Property, Oregon, USA

On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Property situated in Malheur County, Oregon.

The Stockade Mountain Property is located approximately 50 miles (80 kilometers) southeast of Burns, Oregon and 90 miles (145 kilometers) southwest of Boise, Idaho in a rural area used extensively for ranching and farming. The high-grade gold/silver Grassy Mountain Gold project, which is currently undergoing permitting for an underground mine and adjacent milling operation, is located in Malheur County about 40 miles (64 kilometers) northeast of Stockade Mountain. The nearby community of Burns, Oregon is a commercial center for ranching and farming and can supply the necessary accommodation, food, fuels, supplies, and some of the contractors and workforce for exploration and development.

Historical data generated within the project demonstrates the discovery potential for significant high-grade gold/silver mineralization occurring at shallow depth that may be amenable to underground mining. Stockade Mountain exhibits a classic large gold- and silver-bearing low-sulfidation “hot springs” hydrothermal system associated with rhyolite intrusion and doming that formed along a major NW-trending structural corridor. Gold/silver and high-level mercury mineralization at Stockade is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs. Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface. This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world. The gold/silver veins being targeted at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1,200 feet (183 to 366 meters) below the surface.

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, including long intercepts of >0.2 g/t of gold. Four holes drilled higher-grade intercepts of:

●	10 feet (3 meters) averaging 1.1 g/t gold;
●	5 feet (1.5 meters) @1.14 g/t gold;
●	15 feet (4.6 meters) averaging 1.1 g/t gold; and
●	15 feet (4.6 meters) that averaged 1.385 g/t gold.

The property had been dormant since the mid-1990s and was rediscovered by BMR during an eastern Oregon reconnaissance exploration program. There has been a considerable amount of work done on the property in the past and BMR has compiled a large amount of data for Stockade Mountain including:

●	assays for over 1,000 rock samples (includes 128 collected by the vendors and 230 collected by a previous exploration company);
●	approximately 1,000 soil samples (historical data);
●	information for 40 RC drill holes completed by Phelps Dodge, BHP-Utah, Placer Dome, and Carlin Gold;
●	recently completed ground and airborne geophysical surveys; and
●	a largely completed NI 43-101 Technical Report.

The project is an exploration stage project, and there are no known mineral resources or reserves on the project at this time. The Company plans to initiate a systematic exploration program to include drilling beneath the known high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper into the hydrothermal boiling zone along feeder conduits. Similar to the Company’s other projects, Robert M. Hatch has conducted data compilation, field review, permitting, and other activities associated with exploration of the Stockade Mountain Project.

During the fourth quarter of 2022, the Company received approval from the BLM to build access roads and drill exploration holes to test the above-described targets. Permitting with the Oregon DOGAMI for the drilling program, a necessary step in Oregon, continues through the review process.

Capital projects and expenditures are further analyzed in note 9 of the Consolidated Financial Statements.

C. Organizational Structure

The Company has the following organizational structure as at March 29, 2023:

Austin NV

On June 29, 2020, Austin NV was incorporated in Nevada, USA for operation of its mineral projects in the USA.

D. Property, Plant and Equipment and Exploration and Evaluation (“E&E”) Assets

Summary of Mineral Properties

Austin Gold currently has interests in five gold exploration properties, four located in the state of Nevada, including the Kelly Creek Project, the Fourmile Basin Project, the Lone Mountain Project, and the Miller Project, and one located in the state of Oregon, the Stockade Mountain Property.

Mineral Property Locations

Figure 1:

Ownership Interests

●	Austin Gold holds its interests in the Kelly Creek Project through its Nevada subsidiary Austin NV under an Option to Joint Venture dated July 7, 2020, as amended March 3, 2021;

●	On June 18, 2020, Austin Gold entered into a mineral lease agreement with LCI for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada;
●	On November 1, 2020, Austin Gold entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership (NAMMCO) for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property situated in Elko County, Nevada;
●	On February 1, 2021, the company entered into a mineral lease agreement with Smith & Maynard for exploration and mining rights and access to certain mineral claims on the Miller Property situated in Elko County, Nevada;
●	On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Property situated in Malheur County, Oregon.

In total the Company’s options and leases cover 157.5 kilometers2 in the aggregate, consisting of a mix of 1,850 unpatented mining claims either leased with option to purchase, or joint ventured, and private property leases.

QP

The disclosure in this Annual Report of scientific and technical information regarding exploration results for the Kelly Creek Project has been reviewed and approved by Barbara Carroll, who is a QP under Regulation S-K subpart 1300. Ms. Carroll is an independent consulting geologist.

The disclosure in this Annual Report of scientific and technical information regarding exploration results for the mineral properties of Austin Gold, except for the Kelly Creek Project, has been reviewed and approved by Robert Hatch, who is a QP under Regulation S-K subpart 1300. Mr. Hatch is an independent consulting geologist to Austin Gold. In connection with his consulting work, Austin Gold granted Mr. Hatch 33,333 options to purchase common shares of Austin Gold exercisable at a price of C$3.00 per share and expiring on December 3, 2030, and 76,667 options to purchase shares of Austin Gold exercisable at a price of US$0.9161, vesting over a period of 18 months, and expiring on October 27, 2027.

Internal Controls

Our properties are all at an early stage of exploration, with no reserves, resources, or surface samples or drill penetrations that could be construed as being a potentially economic discovery. Furthermore, we have not commenced exploration on our properties that involves drilling, sampling, or assaying, therefore internal controls relating to Quality Assurance and Quality Control (“QA/QC”) have not been necessary. However, prior to conducting exploration that involves drilling, sampling, assaying, and the reporting of results from those activities, we will establish sampling and analytical QA/QC protocols consistent with industry standards. These protocols will include, but are not limited to:

1.	Establish a database for project data that will contain accurate, precise, and defensible data from which resource, reserve, and feasibility studies can be made.
2.	Conduct verification sampling of known mineralization.
3.	Ensure that surface or drill sampling results in the highest quality sample possible. This would include down-hole surveying of drill holes as necessary.
4.	Ensure the security and integrity of samples from point of origin to analytical laboratory.
5.	Use industry-standard QA/QC for analytical work on sampling, including duplicate samples, inserting blanks and standards (samples with known assay values) into batches of samples being assayed, and checking the assay values from the original assay laboratory by submitting the same sample to a second laboratory.

Kelly Creek Project, Nevada, USA

Figure 2:

Project Location and Access

The project area is located in the Kelly Creek Basin, in southeastern Humboldt County, Nevada, 22 miles (35.4 kilometers) northwest of Battle Mountain, Nevada (population ~7,396), 0.5 miles (0.8 kilometers) north of Valmy, Nevada, and 32 miles (51.5 kilometers) east of Winnemucca, Nevada. The approximate geographic center of the property is 40.9216 North latitude by 117.10925 West longitude (WGS84), or in NAD 27, U.T.M. Zone 11S at 490,880.80 m East by 4,529,859.36 m North.

The south end of the Kelly Creek Project can be readily accessed from Winnemucca, Nevada approximately 38 miles east on I-80 to Valmy exit 216. Turn left onto Marigold Mine Road then turn left onto county gravel, and unimproved dirt roads with a travel time of about 35 minutes.

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property.

Local Resources and Infrastructure

The Kelly Creek property is situated in southeast Humboldt County, Nevada with significant resources in place to support the mining industry. Humboldt County itself is entirely rural, with one population center, Winnemucca, the county seat, located in the southeastern part of the county. Winnemucca is a historic ranching community which grew to support regional large-scale mining following the discovery of several substantial gold deposits in the 1980s.

The nearby towns of Winnemucca and Battle Mountain host the majority of the local workforce and have well developed infrastructure of stores and shops for supplies, restaurants, and motels. Contractor support, transportation, and general suppliers are all readily available in these communities as well as in Elko, which is located approximately 88 miles (142 kilometers) east of the project area and serves as a major hub for mining operations in northern Nevada.

There is no material infrastructure located on the property. There are a number of unimproved and 4-wheel drive vehicle accessible roads available to enable sufficient access to the entire project area.

There is no readily available year-round source of fresh water on the Kelly Creek property. Seasonal surface water may be available from the local drainages during the rainy season, but these sources are dry for most of the year. Any fresh water required for future exploration will be pumped from surface and/or groundwater sources provided through purchase agreements with nearby ranches. Previous drilling campaigns utilized water from the Marigold mine, and another possible water source is the fire station in Valmy.

Property Claims and Option

The Kelly Creek Project comprises 333 unpatented lode mining claims held directly by Pediment covering approximately 23.9 kilometers2; 209 unpatented lode mining claims leased by Pediment covering approximately 15.1 kilometers2; and approximately 14.2 kilometers2 of private land leased by Pediment. The nearby towns of Winnemucca and Battle Mountain host the majority of the local workforce and have well-developed infrastructure of stores and shops for supplies, restaurants and motels. Contractor support, transportation, and general suppliers are all readily available in these communities as well as in Elko, which is located approximately 88 miles (142 kilometers) east of the Kelly Creek Project area and serves as a major hub for mining operations in northern Nevada.

The Kelly Creek Basin is situated along the Battle Mountain-Eureka Gold Trend and is bounded by historical producing gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by syn- to post-mineral volcanic units and post-mineral alluvium.

Austin Gold holds its interests in the Kelly Creek Project through its Nevada subsidiary Austin NV under the Option to Joint Venture with Pediment dated July 7, 2020, as amended March 3, 2021. Under the terms of the amended Option to Joint Venture, Austin Gold may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

September 1, 2022	C$	750,000	(1)	Complete
June 1, 2023	C$	1,000,000		In progress
June 1, 2024	C$	1,500,000		In progress
June 1, 2025	C$	1,500,000		In progress

(1)	$400,000 must be spent on geophysics, geochemistry, drilling or other mutually agreed program.

During the earn in period, Austin NV will be the operator of the Project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

Pursuant to the joint venture agreement, Austin Gold shall have the option and right to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the “Additional Option”) by incurring additional yearly expenditures in the amount of C$1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a pre-feasibility study prior to June 1, 2029. At Pediment’s election, which must be made within 120 days of the approval by the joint venture of a feasibility study, Austin NV will be obligated to provide Pediment’s portion of any debt financing or arrange for third party financing of Pediment’s portion of any debt financing required to construct a mine on the Project described in the feasibility study in consideration for the transfer by Pediment to Austin NV of a 5% interest in the joint venture. If a party is diluted to a 10% interest in the joint venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot agreement that the Company is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for $1,500,000, (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	$20,000		Paid
October 1, 2021	$20,000		Paid
October 1, 2022	$20,000		Paid
October 1, 2023 and every year thereafter	$50,000	(1)

(1)	In accordance with the terms of the agreement, the amount will be adjusted for inflation.

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for $750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

Under the Hot Pot agreement, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023 and every year thereafter	$30,000

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

Geology

The Kelly Creek Project is located to the north of the Battle Mountain Mining district on the northern margin of the Battle Mountain-Eureka trend, a long-lived structural feature that localized intrusions and ore deposits of different types and ages, within the Basin and Range physiographic province, in northcentral Nevada.

The property itself is located several miles from the nearest outcropping of bedrock and is completely covered by sand and gravel. Gravity, air magnetic, seismic, and drill data all show the sand and gravel cover can be relatively shallow, with bedrock located several hundred feet deep over large areas. Rocks exposed in the ranges surrounding the gravel-filled basin show evidence of a long lived and complex metamorphic, sedimentary, volcanic, and igneous history, and the structural history is just as long-lived and complex.

Subsurface geology at the Kelly Creek Project area is inferred from the geology of the surrounding ranges, and existing drill logs, to consist of a thick section of i) lower Paleozoic deep marine sedimentary and volcanic rocks of the Roberts Mountains allochthon (probably the Valmy Formation), and ii) possible local occurrences of stratified units of the Mississippian to Permian Antler overlap. The section of Paleozoic rocks is unconformably overlain by a succession of Cenozoic rocks that includes: a) Paleogene tuffs and lavas, b) Miocene basin deposits, c) Pliocene basaltic rocks, and d) Pleistocene to Holocene alluvial deposits of the Humboldt River.

The structural framework underlying the project area is based on projections of major zones of high-angle structures northward from exposures along the range front to the south combined with detailed gravity, CSAMT, air magnetics, seismic geophysics, and drilling over the gravel-covered project area. A pronounced, elongate NNE gravity high underlying the project area is bounded on the west by a steep gravity gradient strongly suggesting an NNE continuation of the mapped mineralized structural fabric underlying the Marigold district. The pronounced structural fabric can be traced from the range-front exposures through the project area for 8 miles (12 kilometers). The eastern flank of the gravity high is bounded by a slightly shallower gravity gradient, but still suggestive of a broad underlying structural fault zone that may host mineralization. The gravel-covered fault zone can be inferred from projections of mapped exposed areas 4 miles (6 kilometers) to the south along the entire eastern edge of the project northward for 7 miles (11 kilometers) to connect to the interpreted structural features responsible for the Hot Pot hot springs based on the seismic geophysical work of Oski.

Based on the geological setting, hydrothermal alteration, anomalous in Au, Ag, As, Sb, and Hg values encountered in water and drilling samples, and close spatial association with known gold deposits peripheral to the basin, the Kelly Creek property has the potential to host sedimentary rock-hosted, disseminated gold deposit of either distal disseminated silver-gold deposits or Carlin-type carbonate-hosted gold-silver deposits.

There is no surface expression of alteration or mineralization present at the Kelly Creek property. Bedrock units known to support mineralization nearby at Lone Tree and Marigold were encountered by reverse circulation and core drill holes across the project area which intersected broad areas of bleaching and argillization anomalous in Au, Ag, As, Sb, Hg, Tl +/- Trace Cu, Pb and Zn commonly associated with Carlin-type hydrothermal systems. Oxidation extends to depths as great as 1,000 feet (300 meters) in several core holes.

Exploration History

Recognizing the potential to find significant gold mineralization within the Kelly Creek Basin, dozens of major and junior explorers have explored to follow the prospective geology seen in and proximal to the exposed bedrock in the surrounding mountain ranges beneath the sands and gravels covering the Basin. Within the areas controlled by Pediment, this activity has included: Santa Fe Pacific completing wide-spaced bedrock mapping drilling in the 1990s; BHP completing an extensive soil auger geochemistry program through the late 1990s; and Placer Dome completing a reconnaissance-scale reverse circulation program in the early 2000s. Other companies that either now hold or have held claims in the immediate area include Newmont, Barrick, AngloGold, Hemlo, Homestake, and Kennecott. The efforts of each company have added valuable information about the geology of the Basin; however, without a cost-effective tool to conduct basin-scale exploration beneath the valley cover, the exploration programs to date in the Kelly Creek Basin have predominantly consisted of unsystematic and uncoordinated efforts focused on relatively small areas.

Pediment has integrated the use of hydrogeochemistry with conventional exploration methods to evaluate the larger Kelly Creek Basin, and has identified a highly prospective area in the middle of the Basin along a portion of a structurally-controlled, shallow, covered bedrock high coincident with highly anomalous gold and associated trace-element chemistry in groundwater. Pediment and its exploration partners have completed major work programs, building a comprehensive exploration dataset to understand the geology beneath the Basin. This exploration dataset includes:

●	1,000 kilometers[2] of regional magnetic geophysical data;
●	670 kilometers[2] of detailed air magnetic geophysical data;
●	1,000 kilometers[2] of regional gravity geophysical data;
●	100 kilometers[2] of detailed gravity geophysical data;
●	33 line-kilometers of CSAMT geophysical data;
●	49 line-kilometers of 3D reflection seismic data; and
●	a drilling database containing 31 drill holes, plus 114 historical drill holes, representing more than 29,000 meters of drilling, including assay results for more than 5,000 drill intervals representing more than 10,000 meters of drill assay data.

The structural framework underlying the project area is based on projections of major zones of high-angle structures northward from exposures along the range front to the south combined with detailed gravity, Controlled Source Audio-frequency Magnetotellurics (“CSAMT”) surveys, air magnetics, seismic geophysics and drilling over the gravel-covered project area. A pronounced, elongate north-northeast gravity high underlying the project area is bounded on the west by a steep gravity gradient strongly suggesting a north-north-east continuation of the mapped mineralized structural fabric underlying the Marigold district. The pronounced structural fabric can be traced from the range-front exposures through the project area for 8 miles (12 kilometers). The eastern flank of the gravity high is bounded by a slightly shallower gravity gradient, but still suggestive of a broad underlying structural fault zone that may host mineralization. The gravel-covered fault zone can be inferred from projections of mapped exposed areas 4 miles (6 kilometers) to the south along the entire eastern edge of the project northward for 7 miles (11 kilometers) to connect to the interpreted structural features responsible for the Hot Pot hot springs.

Surface Geochemistry

In 2005, Pediment completed soil geochemistry surveys at the Kelly Creek Project to detect the possible vertical migration of gold and associated trace elements from the underlying bedrock. An initial report on vapor phase and orientation soil geochemistry results from the Kelly Creek Project was completed in July 2005. Follow-up soil and soil gas sampling was completed in the last quarter of 2005. Pediment collected 562 soil samples along east-west traverses at 50 meter spacing along 11 east-west sample lines in anticipation of intersecting element expression in soils along northwest and north-south structural zones.

Hydrogeochemistry

From 2003 to 2016, Pediment completed a large-scale reconnaissance hydrogeochemistry sampling program across the Kelly Creek Basin to detect the possible vertical migration of gold and trace elements from the underlying bedrock into the water above.

From 2003 thru 2006, Pediment compiled information on 43 public domain groundwater samples and sampled 60 existing groundwater access points via springs, streams, ponds, industrial wells, monitor wells, domestic wells, and stock wells for gold and 80 associated trace elements using ultra low-level mass spectroscopy.

From 2007 to 2012, Pediment used its GeoprobeTM equipment to complete a groundwater chemistry sampling program over a completely sand and gravel covered target area to test groundwater to further define anomalous concentrations of gold on the project area. A total of 142 vertical GeoprobeTM holes spaced on a 1,200 feet (400 meter) grid were completed to depths of approximately 131 feet (40 meters) across the project area. Holes were pushed to rejection depth which was variable depending on ground conditions and one sample was collected from the bottom of each hole. Over 300 field duplicates, method and lab blanks, low, medium, and high standards were sent to Activation Laboratories Inc. in Ancaster, Ontario, Canada for Ultra trace HR-ICP-MS analysis.

In 2016 Pediment used its proprietary Scorpion drilling equipment to collect an additional 550 groundwater samples from 62 holes positioned at 100 meter, 200 meter and 400 meter intervals along irregularly positioned east-west fences across the south half of the project.

Geophysics

Pediment used detailed gravity geophysics to provide information about the depth to bedrock across the property. Gravity data can suggest areas of strong changes in the relief or composition of the underlying bedrock, which can be indicative of underlying fault zones and alteration that often control the location of gold mineralization.

In 2008, gravity geophysics was used by Pediment to determine the relative depth to underlying bedrock at the Kelly Creek Project area by measuring the density contrast between 522 sample stations on a 200 meter grid.

In the spring of 2010, Pediment worked with Oski Energy to complete a detailed gravity geophysics survey at Kelly Creek. The survey included 1,100 new gravity stations on a 200 by 200-meter (650 x 650 foot) grid for a total of approximately 23 miles2 (60 kilometers2 covering the southern half of the Kelly Creek Project. The detailed gravity results were merged with 231 stations from a 1997 regional gravity survey completed for BHP minerals.

The surveys successfully identified significant areas where bedrock is believed to be shallow and delineated sharp changes in the slope of the underlying bedrock that coincided with the potential fault zones identified by seismic geophysics.

Pediment used seismic geophysics to identify deep-seated, steeply dipping fault zones that can be projected into the near surface environment. Major, high-angle structures are important since they provide a potential conduit or ‘plumbing’ system for potential gold-bearing, hydrothermal fluids to access near-surface areas and deposit gold.

In 2007, Optim completed two 2.5 mile (4 kilometer) east-west seismic geophysics lines for Pediment (NGE seismic lines) across the property to test for deep-seated, steeply dipping faults. In 2011, Optim acquired five lines of seismic data totaling approximately 25-line miles at the Hot Pot Geothermal Prospect, as part of Hot Pot Geothermal LLC’s DOE Recovery Act project for processing. The program was successful in that the results show shallow bedrock, steeply dipping fault zones, clear geologic offsets along faults, and several horst and graben features. The seismic lines confirmed that the groundwater chemistry target is underlain by a structural fabric that could act as conduits for mineralization.

Drilling

Between 2005 and 2017, Pediment and JV partners drilled 93 holes on the Kelly Creek Project to explore and define mineralization. They also compiled a comprehensive database of historical and current drill hole information available in and peripheral to the Kelly Creek Basin. Drilling records and related information were used to assess: (1) depth to bedrock; (2) structures or faults in bedrock that may source potential mineralization; (3) bedrock that has been altered by hydrothermal fluids; and (4) anomalous concentrations of gold and associated trace elements in bedrock.

In 2005, Pediment completed nine widely spaced vertical reverse circulation drill holes on the Kelly Creek Project to examine the target’s underlying geology and its potential for mineralization. All nine drill holes successfully encountered hydrothermally altered bedrock containing anomalous gold and associated trace element chemistry. The widely spaced, shallow holes confirmed bedrock to range in depth from 100 feet (33 meters) to 370 feet (112 meters).

In 2008, Pediment completed ten shallow reverse circulation vertical holes at Kelly Creek to drill through alluvium and a short distance into bedrock to examine the property’s underlying geology and further explore the property’s potential for mineralization. All ten drill holes successfully encountered hydrothermally altered bedrock containing anomalous gold and associated trace element chemistry. Bedrock was covered by less than 275 feet (83 meters) of alluvium in seven of ten holes and less than 500 feet (152 meters) in the other three.

In 2009-2010 Enexco completed twelve core drill holes totaling 12,264 (feet) (3,738 meters), developing stratigraphic information, and testing for mineralized structures beneath the alluvial cover. Drilling encountered weak but widespread anomalous gold values within all holes, spread across an 8.8 square kilometer portion of the Tomera Ranch property.

Pediment’s 2016-2017 Scorpion drilling program consisted of 62 holes totaling 19,239 feet (5,864 meters), with an average hole depth of 312 feet (95 meters). The results of Scorpion sampling at Kelly Creek confirm that the enriched gold in groundwater seen in earlier programs is now supported by elevated gold and related geochemistry in both alluvium and bedrock, as well as increasing concentrations of gold in groundwater at depth.

Environmental Considerations

The southern portion of the Kelly Creek Project area lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this Wetlands designation for this part of the Kelly Creek Project is unknown. In December 2020, the Company commissioned a preliminary review for recommendations on permitting future mining operations on the project. The preliminary review of environmental and permitting issues on this portion of the project indicates that an open pit mine there may be improbable or infeasible due to the water issues, but that an underground mine may be possible.

Exploration Drilling Program Completed by Austin Gold

Austin Gold completed a four-hole drilling program on the Kelly Creek Project in August 2022. Totaling 3,485 (feet) (1,062 meters) of rotary-RC drilling, the holes were designed to drill beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned are 0.087 g/t and 0.056 g/t. The Company incurred $535,725 of E&E expenditures on the Kelly Creek project in 2022 and is currently determining its next steps at Kelly Creek.

Sampling, Analysis and Data Verification

Barbara Carroll as the qualified person for this project, reviewed the historical Kelly Creek Project data, performed audits on the surface geochemistry, verified the historical drillhole database, attained an understanding of the extent of historical QA/QC procedures implemented, and visited the project site. The sampling methods, security, and analytical procedures used by the various operators of the Kelly Creek Project were adequate for an exploration stage project. Comparison of check assays on drill hole pulps against historic results show a strong correlation (94%) between the samples analyzed by American Assay Laboratories in 2016/2017 to the check analysis on the samples performed in 2020. While there were inconsistencies in the data provided to Ms. Carroll by Nevada Exploration Inc., the qualified person is unaware of any significant risks or uncertainties that could be expected to affect the reliability of the exploration information presented in this Annual Report.

For the 2022 drilling program, 668 five-feet (1.5 meter) samples were collected, 16 of which were rig duplicates for QA/QC. Additionally, four analytical standards were submitted for a total of 672 samples. All samples were submitted to American Assay Laboratories in Sparks, Nevada, which is ISO 17025 Accredited. American Assay Laboratories inserted its own blanks and standards into the sample stream, per standard practice.

Fourmile Basin Property, Nevada, USA

On June 18, 2020, the Company entered into a mineral lease agreement (“Fourmile Mineral Lease”) with LCI for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada.

Property Location and Access

Figure 3:

Austin Gold’s Fourmile Basin project is an epithermal, gold-silver exploration project located in Nye County, Nevada, about 30 miles (48 kilometers) east-northeast of the historic mining district and town of Tonopah. The property has excellent access and is situated in a favorable jurisdiction for mining. The Fourmile Basin project is located about 35 miles (57 kilometers) southeast of the Round Mountain Mine (Figure 3 above).

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold completed an initial drilling program on the Fourmile Basin Project in the first quarter of 2023. Refer to the “Exploration Program” section below.

Local Resources and Infrastructure

The nearby historic mining town of Tonopah is a hub city for exploration, development, and mining activities in central Nevada. The nearby Round Mountain Mine owned by Kinross Gold (Figure 3), one of the largest gold mines in Nevada, has over 800 employees, nearly 100 of whom live in Tonopah. The majority of the remainder live in the communities of Hadley and Carvers that are near the mine. Over 200 contractors also work at Round Mountain, and many of these stay in Tonopah while working onsite. Accordingly, the project area is ideally situated to provide a local mining workforce and all infrastructure, contractor support, transportation, and suppliers that could be needed. Numerous hotels, motels, and restaurants are available for visiting workers as well.

Property Claims and Lease

The Fourmile Basin property consists of a total of 312 unpatented lode mining claims in four groups under lease or sublease from LCI. These claim groups are Fourmile Basin, MM-11, CP Claims, and NS Claims (Figure 4). Two of the claims at Sinter Hill in the Fourmile Basin group are leased from a third party. The total area of the property is approximately 6410 acres (2594 hectares).

Figure 4:

Terms of Fourmile Mineral Lease

Pursuant to the Fourmile Mineral Lease, Austin Gold must make the following pre-production payments:

June 18, 2020	$25,000	Paid
	33,333 common shares	Issued
December 18, 2020	$5,000	Paid
June 18, 2021	$10,000	Paid
December 18, 2021	$10,000	Paid
June 18, 2022	$15,000	Paid
December 18, 2022 and every six months thereafter	$20,000	Paid

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

In addition to pre-production payments, the Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from date of agreement	$30,000	Complete
Year 2 to Year 3 from date of agreement	$50,000	Complete

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Under the terms of the agreement, Austin Gold must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-pay claims and/or fee lands acquired within LCI’s area of influence. Payments to LCI totaling $10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI’s royalties by 50% to 1% and 0.25%, respectively. Production royalties shall be paid quarterly and will be the greater of a) $25,000 per quarter or b) the production royalty payable in accordance with the NSR Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Basin mineral lease agreement, the Company is required to fulfill obligations to NexGen Mining Inc. (“NexGen”) which holds certain properties within the Fourmile Basin lease boundary. Under the agreement, the Company is subject to the following cash advanced royalty payments:

October 24, 2020	$10,000	Paid
October 24, 2021	$15,000	Paid
October 24, 2022	$20,000	Paid
October 24, 2023 and every year thereafter	$25,000

The Company is required to incur the following minimum E&E expenditures on the property:

October 24, 2020	$5,000	Complete
October 24, 2021	$10,000	Complete
October 24, 2022	$15,000	Complete
October 24, 2023	$20,000	In progress
October 24, 2024 and every year thereafter	$20,000	In progress

Any mineral production on the NexGen claims is subject to a 2.0% net smelter return royalty. The net smelter return royalty can be reduced by 1.0% for $250,000 and the remaining 1.0% can be bought for $500,000.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from the effective date. The lease may be extended up to 50 years so long as the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Geology

Fourmile Basin is localized along the southern margin of the +12-mile (20 kilometer) diameter Big Ten Peak caldera, one of multiple volcanic centers within the mid-Tertiary-age Central Nevada Volcanic Field. The basin is approximately 6 miles (10 kilometers) long by 3.7 miles (6 kilometers) wide and is filled with a variety of alluvial deposits that range in thickness from a few feet (meters) to hundreds of feet (100s of meters). Surrounding the basin are thick sequences of generally Oligocene welded and non-welded ash flow tuffs and volcaniclastic deposits. Projecting into the northern end of the basin is Sinter Ridge, a north-south trending, 2,300 feet by 500 feet (700 meters by 150 meters) siliceous hot spring sinter apron with associated quartz feeder veins that extend for another 600 meters north of the sinter apron (Figure 5).

Figure 5

Exploration History

Seemingly concentrated in a 9 kilometer long zone on the east side (East Basin Zone), is float of strongly silicified volcanic rock, chalcedonic veining, and silicified breccia. The silicified boulders of the East Basin Zone are locally +1 meter in diameter, and quartz textures and the geochemistry of samples collected from the boulders indicate that the rocks are not derived from Sinter Ridge.

At Sinter Ridge, exploration work and drilling by Marathon Gold and Cominco American in the 1980s and Kennecott Exploration in 1990 focused on near-surface gold-silver mineralization. Drilling was generally shallow and directed toward finding a low-grade resource that could be mined by open pit. Drilling by Wolfpack Gold Corp. in 2013 and 2014 to depths between 675 and 1265 feet (206 to 386 meters) was designed to test the Sinter Ridge feeder veins. Compilation and plotting the data on cross-section by Austin Gold indicates that two or more of the holes partially tested this concept, with a high Au value of 0.251 g/t within a quartz vein zone.

A SkyTEM electromagnetic and magnetic survey was flown in early 2019 by the prior operator of the project, with an interpretation completed by Fritz Geophysics. The operator then dropped the property to focus its exploration elsewhere.

The primary exploration concept at Fourmile Basin is to find the source of the float and boulders of the East Basin Zone. Austin and LCI geologists believe that the boulders may be sourced from veins and silicification associated with a major structural break that is now covered by alluvium and post-mineral volcanic rocks. Calcite replacement textures in the veins suggest a boiling epithermal system and the style of silicification as well as the geochemistry indicates that the rocks are derived from the upper levels of an epithermal gold-silver mineral system. These geologic features all suggest that a robust and potentially high-grade vein system may be preserved beneath the alluvium of Fourmile Basin.

Additional vein and disseminated gold-silver drilling targets may exist north of the East Basin Zone at the MM-11 Zone where LCI sampled epithermal veins in a large area of altered volcanic rocks. The CP and NS claims were located to cover ground with prospective hydrothermal alteration. Little work has been done on the CP claims.

Exploration Program

Permitting for exploration work at the southern end of the East Basin Zone is through the BLM , whereas the rest of the property is on USFS lands. Austin Gold received approval from the BLM for drilling in the southern area in November 2022, and has applied for drilling permits on the USFS portion of the project. The company completed cultural studies required by USFS as part of the permitting process during 2022. Biological and botanical surveys required by USFS have been suspended subject to review and interpretation of the results from the drilling program conducted on the BLM portion of the property during late 2022 and early 2023.

In early 2023, the Company completed an initial drilling program on BLM lands in the southern part of the Fourmile Basin project area that consisted of five holes totaling 4,580 feet (1396 meters). The exploration target was the hypothesized buried source of gold and silver mineralized boulders and float that are concentrated in the 5.5 mi (8.9 kilometers) long East Basin Zone. Analytical results for gold were recently received and compiled. High gold values of 0.106 and 0.065 g/t were obtained from samples of alluvium, whereas the high value in bedrock is 0.020 g/t gold. Analysis of the geological data is ongoing to determine the next course of action for the property.

Sampling, Analysis and Data Verification

For the 2022-3 drilling program, 685 five-feet (1.524 meter) samples were collected, 17 of which were rig duplicates for QA/QC. Additionally, seven analytical standards were submitted for a total of 672 samples. All samples were submitted to American Assay Laboratories in Sparks, Nevada, which is ISO 17025 Accredited. American inserted its own blanks and standards into the sample stream, per standard practice.

Lone Mountain Project, Nevada, US

On November 1, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Mineral Lease and Option Agreement”) with NAMMCO, a Wyoming General Partnership (NAMMCO) for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property Situated in Elko County, Nevada.

Property Location and Access

Figure 6:

Austin Gold’s Lone Mountain Project is located approximately 25 miles (40 kilometers) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located 22 miles (35 kilometers) northeast of the Carlin trend, and 19 miles (30 kilometers) south of the Jerritt Canyon deposits. The claim package covers parts of Townships 37-38N, Ranges 53-54E. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of sealed road and 3 miles (5 kilometers) of gravel road.

The Lone Mountain property consists of a total of 454 unpatented lode mining claims.

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold is conducting extensive compilation and review of existing exploration data in advance of the 2023 field season and a planned drilling program.

Local Resources and Infrastructure

The nearby town of Elko is a major hub city for exploration, development, and mining activities in Nevada. Accordingly, the project area is ideally situated to provide a local mining workforce and all infrastructure, contractor support, transportation, and suppliers that could be needed. Numerous hotels, motels, and restaurants are available for visiting workers as well.

Property Claims and Lease

The Lone Mountain property consists of a total of 454 unpatented lode mining claims.

On September 15, 2020, the Company signed a Letter of Intent with NAMMCO (the “LOI”). The LOI contemplated that the agreement will be a lease with option to purchase mining claims located in Elko County, Nevada.

On November 1, 2020, pursuant to the LOI, the Company entered into a definitive agreement with NAMMCO through Austin NV, a wholly owned subsidiary of the Company. The agreement has a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain Project. At any time, the Company can buy one-half percentage point of the royalty for $2,000,000, reducing the royalty from 3% to 2.5%.

The Company will have the option to purchase the entire interest in the Lone Mountain Project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner $2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000
November 1, 2024	$30,000
November 1, 2025 and every year thereafter(1)	$30,000

(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Effective April 29, 2021, and August 3, 2022, the parties signed amendments to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfil the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	In progress
September 1, 2025	$250,000	In progress
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

Geology

Lone Mountain is comprised of a broadly folded sequence of Paleozoic lithologies that are cored by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountain thrust fault (Figure 4).

Erosion plus basin and range block faulting has created the “Lone Mountain window”, which is now a broad west-plunging, antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window – Carlin Mine; Bootstrap Window – Gold Strike Deposit; and Cortez Window – Cortez Hills. It is the lower plate carbonate rocks exposed in the windows that host significant “Carlin-Type” mineralization in these districts.

The oldest structures on the property are thrust faults associated with emplacement of the Roberts Mountains allochthon during the mid-Paleozoic Antler Orogeny. Ordovician Vinini upper plate overlies the younger Devonian to Silurian lower plate assemblage lithologies. On a district scale the strata dip north on the north side of the intrusion, south on the south side, and moderately to steeply to the west on the west side.

High angle structures are numerous, and several large district-scale faults are present:

●	North-south-trending fault along the west side of Lone Mountain. This fault places Tertiary volcanic rocks and Ordovician Vinini Formation in contact with lower plate rocks. The fault has a moderate to steep dip to the west based on its intersection with topography.
●	NE to ENE-trending fault through the northern, south-central, and southern parts of the property.
●	NNW-trending fault zone in the southwestern part of the property juxtaposes the Coal Canyon unit and the Nevada Group. Numerous NNW faults are found throughout the project.

Alteration is widespread and includes:

●	Jasperoid; occurring as both bedded-type (passive replacement) and structural-type emplacement. The two normally occur together to some extent, with structures providing a conduit for fluids that replace bedding in areas marginal to the structures.
●	Clay alteration, manifested by bleaching, is noted along structures in fine grained clastic units of the Vinini Formation.
●	Decalcification.
●	Calcsilicate or hornfels developed primarily in the siltstone unit of the Roberts Mountains Formation within a few hundred meters of the Nannies Peak intrusion.
●	Marble developed in relatively clean carbonate rocks, primarily interior to the Nannies Peak “crescent”. Marble is typically medium gray to rarely white, medium to rarely coarse-grained and banded.

The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan are also widespread (Figure 7). When viewed on a district scale the skarn-type alteration occurs close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Figure 7:

Exploration History

Historical production began in 1939 at the Rip Van Winkle Mine in the northwestern part of the property from hydrothermal veins, replacements and breccia deposits containing lead, zinc, silver and small quantities of gold. Operations ceased in 1949 after producing a recorded total of 538,823 ounces silver (16.8 tonnes), 4,028,512 pounds lead (1,827 tonnes), and 3,140,387 pounds zinc (1,424.5 tonnes).

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold bearing jasperoids on the north flank of Lone Mountain. Beginning in the 1960s the Lone Mountain property position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years. A summary of exploration companies and their targets from the 1960s to 2006 is as follows:

●	1960s – Newmont Exploration Ltd.	North and South Jasperoid
●	1977-1980 – Freeport-McMoRan	Carlin Type (South Jasperoid)
●	1984-1985 – EXXON	Sedex Type (Rip Van Winkle-base metal)
●	1987-1988 – Inspiration	Skarn Target (Lone Wolf Hill)
●	1989-1990 – Tenneco	Skarn Target (Includes Lone Wolf Hill)
●	1992-1993 – Newmont (second time)	Carlin Type Target
●	1995 – Cordex	Skarn Panel/Monarch zone
●	1997 – Tri Origin (Homestake)	Carlin Type Target (South Jasperoid
●	1999 – Kennecott	Carlin Type (Monarch Zone)

Companies prior to 2006 for the most part focused exploration on small target areas and conducted surface mapping, soil and rock sampling, geophysical surveys (magnetic, gravity and IP), and drilling. Records indicate 179 exploration holes were drilled totaling 84,690 feet (2,581 meters).

Teck Cominco American Inc. was the first company to complete comprehensive data compilation and district-wide geochemistry and geophysical programs during their 2006 to 2008 leasehold. Beginning in 2006, Teck began a geologic compilation effort from which they created a complete digital data base that is functional in the GIS environment. This was followed by district-scale geological, geochemical, and geophysical (magnetic survey) programs. New geological mapping was completed if historical mapping was insufficient. Based on the preliminary results Teck planned 14 drill holes for the 2007 exploration year but only four of the holes were drilled due to the late start of their program. In 2008 Teck divested themselves of all gold projects, world-wide, and all data and the digital database were returned to NAMMCO with no further drilling.

A summary of exploration activity conducted up to 2008 is shown in Table 1.

Table 1 - Exploration Activity up to 2008

Exploration Activity	Pre-Teck	Teck (2006-2008)
Soil Samples	2595	2632
Rock Samples	1496	539
Geophysics-Magnetics	Airborne Aero Mag (image only)	364 Line Miles (586 kilometers)
Geophysics-Gravity	Kennecott-North Jasperoid Target	-----
Geophysics-IP	Gradient Array/HEM (Geoterex-Image Only)	5.9 miles (9.5 kiloemeters)
Drilling	179 holes (84,690 feet / 2,581meters)	4 holes (5,690 feet / 1,734 meters)

Global Geoscience leased the property in 2012 and farmed it out to Osisko Mining who conducted geological mapping, surface geochemical sampling, ground magnetic surveys, gravity surveys, drilling and claim staking during 2012. Osisko completed 13 holes for a total of approximately 14,975 feet (4,565 meters) of RC drilling. At the South Jasperoid prospect, four holes targeted Carlin-style mineralization around structures and alteration defined by a detailed gravity survey. Three holes were completed at the Lone Mountain skarn and six holes were drilled in total at the Rip Van Winkle and Monarch prospects where breccia-hosted mineralization lies adjacent to and within bodies of quartz feldspar porphyry.

No further work was conducted on the property and it was released back to NAMMCO.

Exploration Program

Compilation and evaluation of previous exploration data indicates five areas with anomalous to significant gold in rock, soil, and drill hole samples. These alteration zones (Figure 8) have distinct concepts and are the focus of our proposed exploration program.

Using a district-wide, mineral-belt perspective these areas are:

●	South Jasperoid	Carlin-Type Sediment Hosted Alteration
●	Rip Van Winkle Mine	Carlin-Type Sediment Hosted Alteration
●	North Jasperoid Zone	Carlin-Type Sediment Hosted Alteration
●	Pen Jasperoid Zone	Carlin-Type Sediment Hosted Alteration
●	Gold-Copper Skarn Zone	Skarn-Type Alteration

Figure 8

●	Hornfels (green), is a fine-grained metamorphic rock that was subjected to the heat of contact metamorphism at a shallow depth. Associated with skarn deposits.
●	Jasperoid is a silica-sulfide metasomatism of dolomite. Dense, purple-black rocks with a considerable amount of pyrite. Minerals are replaced in the dolomites and often contain metals.
●	Gossan is an iron-containing secondary deposit consisting of oxides. Usually the upper and exposed part of a mineral deposit or mineralized vein.

Austin Gold continues data compilation, evaluation, and drill targeting on its Lone Mountain Project.

Miller Project, Nevada, USA

On February 1, 2021, the company entered into a mineral lease agreement ("Mineral Lease and Option Agreement") with Smith & Maynard for exploration and mining rights and access to certain mineral claims on the Miller Property situated in Elko County, Nevada.

Project Location and Access

The Miller Project is located approximately 30 miles (50 kilometers) south-southwest of Elko, Nevada on the eastern flank of the Pinion Range. The property is situated at the southern end of the Carlin Trend. Contact Gold’s Pony Creek deposit is immediately to the northwest, and Gold Standard Ventures’ Railroad District is further to the northwest. The claim package lies within Townships 28 and 29 north, Ranges 54 and 55E (Mt Diablo Meridian). The Miller project is accessible from the large (2020 population: 20,467) regional mining hub of Elko by approximately 30 miles (50 kilometers) of paved road (State Route 228), followed by approximately 8 miles (13 kilometers) of gravel road.

Figures 9 and 10:

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold continues to advance permitting for a planned drilling program.

Local Resources and Infrastructure

The nearby town of Elko is a major hub city for exploration, development, and mining activities in Nevada. Accordingly, the project area is ideally situated to provide a local mining workforce and all infrastructure, contractor support, transportation, and suppliers that could be needed. Numerous hotels, motels, and restaurants are available for visiting workers as well.

Property Claims and Lease

The Miller property consists of a total of 281 unpatented lode mining claims on land administered by the BLM. No cultural, vegetation, water, or faunal permitting complications are expected. The Miller Project consists of 117 claims in the original lease agreement and an additional 164 claims which were staked in January 2021. Although the Company had filed the required documentation with the BLM and county officials as required, there was a dispute regarding ownership of 134 newly staked claims and 36 original claims. Management had been monitoring the BLM and county registration sites to confirm whether property maintenance fees were paid on the disputed claims by the contending party. The contending party did not pay the property maintenance fees on the disputed claims when they were due on September 1, 2022. Management believes that this situation has been resolved in favor of the Company.

The Miller Lease is for a term of 35 years, with the following work commitments:

-

a firm commitment to drill 2,000 meters on the Miller Project within 18 months of the date the Company’s shares are listed on a stock exchange in either Canada or the United States, which was May 4, 2022 (the “Listing Date”); and

-	a requirement to drill an additional 3,000 meters to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company’s discretion.

Smith & Maynard will retain a 2% Net Smelter Return (the “Miller NSR”) royalty on production from within an area of influence around the Miller Project. 1% of the Miller NSR can be purchased by the Company for $2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith & Maynard on those optioned or purchased claims will be 0.5% net smelter return.

The Company will also be required to make the following annual lease payments:

Signing of the lease	$50,000 5,000 common shares		Paid Issued
February 1, 2022	$25,000		Paid
February 1, 2023	$25,000		Paid	(1)
February 1, 2024 and every year thereafter	$30,000	(2)

(1)	The amount was paid subsequent to December 31, 2022.
(2)	Lease payments of $30,000 are required every year after February 1, 2024, until a total of $500,000 has been paid.

The Company will also be responsible for paying the annual claim maintenance fees and has staked additional claims to close gaps among the existing claim groups. After signing the Miller Lease, future lease payments can be purchased for $500,000.

The Miller Project was recommended to the Company by BMR and the Company will be required to make agent payments per the BMR Agreement.

BMR

On July 23, 2020, Austin Gold signed the BMR Agreement with BMR. Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee. The BMR Agreement is currently in effect for the Miller Project, as of February 1, 2021, with the introductory agent fee commitments as follows:

Within 15 days of acquisition	$5,000	Paid
6 months after acquisition	$5,000	Paid
12 months after acquisition	$5,000	Paid
18 months after acquisition	$5,000	Paid
24 months after acquisition	$7,500	Paid	(1)
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

(1)The amount was paid subsequent to December 31, 2022.

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

Geology

Although there is no outcrop on the Miller claims except for in the western-most area, the project geology may be inferred from regional mapping, and from recent vertical electric soundings that may be able to constrain rock types by their diagnostic resistivity.

Pennsylvanian age conglomerates and siltstones with minor limestones of the Moleen Formation host gold mineralization on the adjacent Contact Gold property where they are in close proximity to rhyolitic subvolcanic intrusive rocks, and early Mississippian siltstones and sandstones of the Webb Formation host gold mineralization where in close proximity to rhyolitic subvolcanic rocks. Devonian and Silurian carbonate rocks that may be permissive host rocks for gold mineralization can be projected onto the Miller property from Cedar Ridge immediately to the NNE. It is interpreted that both Penn/Perm and Paleozoic rocks have been resistivity-detected by vertical electric soundings on the Miller property beneath shallow alluvium.

Property-scale gold mineralization indicators include large, multiple, strong and zoned biogeochemical anomalies that lie coincident with a detailed gravity-indicated N-S oriented horst. A horst is a fault-upthrown bedrock block due to dilatent structural conditions. Concealed potential for gold mineralization in the N-S directions is evidenced by the extent of normal faulting from the north and the detailed gravity-indicated horst extensions.

Figures 11 and 12

Figure 13

Figure 14

Figure 15

Exploration History

The Miller Project is at the greenfields stage of exploration. Historical information received from the property vendors indicates that up to seven historical drill holes were drilled in the western-most part of the property in 1997 and 1998. Although the historical drill hole assay data is incomplete, a high gold value of 0.020 g/t was intersected in one of the holes. However, these holes are not in the area of the biogeochemical anomalies that constitutes Austin Gold’s target area. Despite the Miller Project lying on the interpreted southern extension of the Carlin Trend, only the current claimants have compiled all available biogeochemical, geophysical, and geological data in this area of pediment (no outcrop).

Exploration Program

The Company has conducted activities for an initial exploration program on the Miller Project, which included compilation of exploration data in GIS software, reviewing and digitizing biogeochemical, geological and drill hole compilations, and engaging a geophysics consultant for data review and future program planning. The Company has now prepared a “Notice” to submit to the BLM for initial exploration drilling that is designed to test for the depth to prospective host rocks under the project area.

Stockade Mountain Property, Oregon, USA

On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Property situated in Malheur County, Oregon.

Project Location and Access

Stockade Mountain is located approximately 50 miles (80 kilometers) southeast of Burns, Oregon and 90 miles (145 kilometers) southwest of Boise, Idaho. The high-grade gold/silver Grassy Mountain Gold project, which is currently undergoing permitting for an underground mine and adjacent milling operation, is located in Malheur County about 40 miles (64 kilometers) northeast of Stockade Mountain.

Access to Stockade Mountain from Burns is by 29 miles (47 kilometers) of paved State Highway 78, 43 miles (69 kilometers) of good-graded county gravel roads, and about 15.5 miles (25 kilometers) of unimproved dirt roads, with a travel time of about 2.5 hours. Within the property are several 4-wheel drive vehicle accessible roads that enable access for exploration activities.

Figure 16

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold proposes to pursue an exploration program including additional drilling, sampling, assaying, environmental monitoring, review of historical data and related activities described below.

Local Resources and Infrastructure

Stockade Mountain is located in a rural area used extensively for ranching and farming. The nearby community of Burns, Oregon is a commercial center for these businesses and can supply the necessary accommodation, food, fuels, supplies, and some of the contractors and workforce for exploration and development. Ontario, Oregon, located 70 miles (113 kilometers) to the northeast is another significant commercial center in southeastern Oregon. The cities of Boise, Nampa, Caldwell and others in the “Treasure Valley” in adjacent Idaho can provide all necessary goods and services, including the international airport in Boise.

Property Claims and Option

The Stockade Mountain property consists of a total of 261 unpatented lode mining claims that cover an area of over 6,790 acres (2,748 hectares) on land administered by the BLM.

Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000
November 16, 2023	$15,000
May 16, 2024	$15,000
November 16, 2024 and every six months thereafter	$25,000

The Company is required to incur the following minimum E&E expenditures on the property:

May 16, 2023	$30,000	In progress
May 16, 2024	2,000 meters of drilling	In progress

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims by 50% to 1.0%.

Geology

Stockade Mountain exhibits a classic large gold- and silver-bearing low-sulfidation “hot springs” hydrothermal system associated with rhyolite intrusion and doming that formed along a major NW-trending structural corridor.

Gold/silver and high-level mercury mineralization at Stockade is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs. Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface. This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world. The hypothesized economic gold/silver veins at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1200 feet (183 to 366 meters) below the surface.

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, with the best intercept being:

●	260 feet (79.2 meters) averaging 0.937 g/t gold from 150 – 410 feet (45.7 – 125 meters), which includes:
●	78.7 feet (24 meters) averaging 1.560 g/t gold from 190 – 270 feet (58 to 82.3 meters).

Numerous other drill holes returned long intercepts of >0.2 g/t Au, and four drilled higher-grade intercepts of:

●	10 feet (3 meters) averaging 1.1 g/t gold;
●	5 feet (1.5 meters) averaging 1.14 g/t gold;
●	15 feet (4.6 meters) averaging 1.1 g/t gold; and

●	15 feet (4.6 meters) averaging 1.385 g/t gold.

Exploration History

The property had been dormant since the mid-1990s and was rediscovered by the vendors during an eastern Oregon reconnaissance exploration program. There has been a considerable amount of work done on the property in the past and the vendors have compiled a large amount of data for Stockade Mountain including:

●	Assays for over 1,000 rock samples (includes 128 collected by the vendors and 230 collected by a previous exploration company);
●	Approximately 1,000 soil samples (historical data);
●	Information for 40 RC drill holes completed by Phelps Dodge, BHP-Utah, Placer Dome, and Carlin Gold;
●	Recently completed ground and airborne geophysical surveys;

Drilling

Austin Gold has not completed any drilling on the Stockade Project.

Exploration Program

The Company plans to initiate a systematic exploration program to include drilling beneath the known high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper into the hydrothermal boiling zone along feeder conduits. During the fourth quarter of 2022, Austin Gold received approval from the BLM to build access roads and drill exploration holes to test the above-described targets. Permitting with the Oregon Department of Geology and Mineral Industries for the drilling program, a necessary step in Oregon, has been initiated.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Our discussion contains forward-looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

Results of Operations

The following table contains selected annual financial information derived from our audited Consolidated Financial Statements, which are reported under IFRS.

	For the year ended		For the period ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Revenue	$—	$—	$—
Net loss	(1,068,391)	(401,105)	(1,550,355)
Net comprehensive loss	(1,787,312)	(379,644)	(1,427,844)
Loss per share - basic and diluted	(0.09)	(0.04)	(0.18)
Cash and cash equivalents	630,623	1,094,550	1,902,133
E&E assets	2,369,034	1,286,156	686,737
Total assets	14,877,675	2,592,093	2,929,062
Total liabilities	97,825	60,773	29,800
Cash dividends	$—	$—	$—

Year ended December 31, 2022 compared to the year ended December 31, 2021

Administrative expenses

For the year ended December 31, 2022, total administrative expenses were $1,717,294 an increase of $1,428,026 compared to the comparable period in 2021.

Consulting and management fees

For the year ended December 31, 2022, consulting and management fees were $634,169, an increase of $615,819 compared to the comparable period in 2021. The increase was primarily due to bonuses paid upon completion of the Company’s IPO and corporate employees management fees which commenced in the second quarter of 2022.

Insurance

For the year ended December 31, 2022, insurance costs were $262,315, an increase of $254,918 compared to the comparable period in 2021. The increase was due to the directors and officers insurance premium.

Share-based compensation

For the year ended December 31, 2022, share-based compensation expense was $162,628. The movement in share-based compensation expense is the result of the timing and number of share options granted during the periods and the vesting conditions and fair value attributed to those options.

Listing and filing fees

For the year ended December 31, 2022, listing and filing fees were $164,837, an increase of $155,776 compared to the comparable period in 2021. The increase was due to fees associated with the Company’s IPO and NYSE American listing.

Marketing

For the year ended December 31, 2022, marketing costs were $139,655, an increase of $137,048 compared to the comparable period in 2021. The increase was due to increased promotion and marketing of the Company and attendance at investor conferences.

Unrealized loss on marketable securities

For the year ended December 31, 2022, unrealized loss on marketable securities was $174,634, an increase of $65,981, compared to the comparable period in 2021. The increase was due to the continued decline in the share price of NGE in which the Company holds 2,231,000 common shares.

Interest and finance income

For the year ended December 31, 2022, interest and finance income was $183,213 compared to nil in the comparable period in 2021. The increase was primarily from the investment in short-term investments at fixed interest rates using the proceeds generated by the Company’s IPO.

Foreign exchange gain

For the year ended December 31, 2022, the foreign exchange gain was $640,324, an increase of $649,951 compared to the comparable period in 2021. The increase in the foreign exchange gain was primarily related to the translation of the US denominated short-term investments as the CAD weakened against the US dollar. Short-term investments were purchased with proceeds from the Company’s IPO. As the Company has changed its functional and presentation currency, management expects foreign exchange fluctuations to be minimized as the Company maintains most of its funds in USD.

Net loss and comprehensive loss

For the year ended December 31, 2022, net loss was $1,068,391, an increase of $667,286 compared to the comparable period in 2021. The increase was primarily driven by higher administrative expenses and the unrealized loss on marketable securities partially offset by the foreign exchange gain from translation of short-term investments.

Net comprehensive loss was impacted by the same reasons noted above for net loss and the currency translation adjustment for translation of the Company’s parent financial results into the presentation currency. The translation adjustment was impacted during the year ended December 31, 2022 due to the weakening of the CAD compared to the USD.

Year ended December 31, 2021 compared to the period ended December 31, 2020

Administrative expenses

For the year ended December 31, 2021, total administrative expenses were $289,268, a decrease of $1,196,129 compared to the comparable period in 2021.

Share-based compensation

For the year ended December 31, 2021, share-based compensation expense was nil, a decrease of $1,353,490 compared to the period of incorporation on April 21, 2020 to December 31, 2020. The movement in share-based compensation expense is the result of the timing and number of share options granted during the periods and the vesting conditions and fair value attributed to those options.

Professional fees

For the year ended December 31, 2021, professional fees were $236,149, an increase of $174,033 compared to the period of incorporation on April 21, 2020 to December 31, 2020. The increase was primarily due to legal fees related to preparation and filing of the S-1 Statement and Prospectus and external auditor fees.

Unrealized loss on marketable securities

For the year ended December 31, 2021, unrealized loss on marketable securities was $108,653, an increase of $53,321, compared to the period of incorporation on April 21, 2020 to December 31, 2020. The increase was due to the continued decline in the share price of NGE in which the Company holds common shares.

Foreign exchange loss

For the year ended December 31, 2021, the foreign exchange loss was $9,627, a decrease of $40,367 compared to the period of incorporation on April 21, 2020 to December 31, 2020. The decrease in the foreign exchange loss was primarily related to the translation of the US denominated cash and cash equivalents and accounts payable and accrued liabilities as the CAD strengthened against the US dollar.

Net loss and comprehensive loss

For the year ended December 31, 2021, net loss was $401,105, a decrease of $1,149,250 compared to the period of incorporation on April 21, 2020 to December 31, 2020. The decrease was primarily driven by lower share-based compensation partially offset by higher professional fees and unrealized loss on marketable securities.

Net comprehensive loss was impacted by the same reasons noted above for net loss and the currency translation adjustment for translation of the Company’s parent financial results into the presentation currency. The translation adjustment was impacted during the year ended December 31, 2021 due to the weakening of the CAD compared to the USD.

B. Liquidity and Capital Resources

Cash flows

Year ended December 31, 2022 compared to the year ended December 31, 2021

For the year ended December 31, 2022, cash flows used in operating activities were $1,791,812, an increase of $1,515,113 compared to the comparable period in 2021. The increase was primarily due to higher corporate administrative costs related to the completion of the IPO.

For the year ended December 31, 2022, cash flows used in investing activities were $12,517,275, an increase of $11,968,984 compared to the comparable period in 2021. The increase was due to the purchase of short-term investments of $14,000,000 and E&E expenditures of $1,066,431 partially offset by the redemption of short-term investments of $2,500,000.

For the year ended December 31, 2022, cash flows generated by financing activities were $13,853,420 compared to nil in the comparable period in 2021. The increase was related to the proceeds from the IPO in the amount of $15,019,000 offset by cash share issuance costs of $1,165,580.

Year ended December 31, 2021 compared to the period ended December 31, 2020

For the year ended December 31, 2021, cash flows used in operating activities were $276,699, an increase of $202,577 compared to the period of incorporation on April 21, 2020 to December 31, 2020. The increase was primarily due to higher professional fees related to the prospectus.

For the year ended December 31, 2021, cash flows used in investing activities were $548,291, a decrease of $257,104 compared to the period of incorporation on April 21, 2020 to December 31, 2020. The decrease was due to the one-time purchase of marketable securities in NGE in 2020 partially offset by higher E&E expenditures on our mineral projects of $158,824.

For the year ended December 31, 2021, cash flows generated by financing activities were nil compared to $2,693,053 in the period of incorporation on April 21, 2020 to December 31, 2020. The decrease was due to no private placements completed in the year.

Liquidity, capital resources and going concern

The Company has not generated revenue or cash flows from its operations to date. As at December 31, 2022, the Company has an accumulated deficit of $3,019,851 since inception and has a working capital (current assets less current liabilities) surplus of $12,393,162 (December 31, 2021 - $1,046,514). The operations of the Company have primarily been funded by the issuance of common shares.

The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance future exploration and development of mineral interests, secure and maintain title to properties, and upon future profitable production.

Management regularly reviews the current Company capital structure and updates its expenditure budgets and forecasts as necessary, to determine whether or not new financing will need to be obtained, and what type of financing is appropriate given the changing market conditions.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

Despite the Company’s success to date in raising capital to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets. Refer to the “Risk Factors” section of this Annual Report. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue as a going concern. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Mineral Property Obligations

The Company is required to make pre-production, lease and/or advanced royalty payments and incur E&E expenditures (i.e. work commitments) on each of its projects to keep the agreements in good standing. For details of these commitments refer to section “D. Property, Plant and Equipment and E&E assets”) in this Annual Report or refer to Note 9 of the Consolidated Financial Statements.

Introductory Agent Agreement

The Company executed an introductory agent agreement with BMR (the “BMR Agreement”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee. The BMR Agreement is currently in effect for the Miller Project, as of February 1, 2021, with the introductory agent fee commitment as follows:

Within 15 days of acquisition	$5,000	Paid
6 months after acquisition	$5,000	Paid
12 months after acquisition	$5,000	Paid
18 months after acquisition	$5,000	Paid
24 months after acquisition	$7,500	Paid	(1)
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

(1)	The amount was paid subsequent to December 31, 2022.

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

Off-Balance Sheet Arrangements

Austin Gold does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Significant Accounting Policies

A summary of significant accounting policies of Austin Gold is presented in Note 3 of the Consolidated Financial Statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles under IFRS and have been consistently applied in the preparation of the financial statements.

Statement of compliance and basis of presentation

The accompanying financial statements have been prepared in in accordance with IFRS as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

Basis of Consolidation

The accompanying financial statements include the financial statements of the Company and the entity controlled by the Company, its subsidiary, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Austin American Corporation (“Austin NV”)	Nevada, USA	100%	Holds interests in exploration projects

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Foreign Currency Translation

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

For the parent entity, with the completion of the IPO on the NYSE American stock exchange, future equity financings are expected to generate proceeds denominated in USD. In addition, E&E expenditures and administrative costs incurred to conduct business activities are primarily denominated in USD. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the parent entity was reassessed. The functional currency of the parent entity changed from the Canadian dollar to the USD commencing on December 31, 2022. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

The functional currency of the Company’s subsidiary remains the USD.

Presentation currency

On December 31, 2022, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other USA listed businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From December 31, 2022, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to December 31, 2022, the statements of financial position for each period presented have been translated from the CAD functional currency to the USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2020. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising on translation from the CAD functional currency to the USD presentation currency prior to the change in functional currency to USD, have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

Significant Accounting Estimates and Judgements

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

●	The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. For the impact on the consolidated results from the change in functional currency, refer to the “Foreign Currency Translation” section of this Annual Report.
●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain; and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2022.

Significant sources of material estimation uncertainty include:

●	The determination of the fair value of warrants held as marketable securities by the Company;
●	The determination of the fair value of underwriter warrants issued by the Company as part of the IPO; and
●	The determination of the fair value of the share options and warrants issued by the Company.

Financial Instruments

Financial instruments – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms which give rise to the cash flows.

For assets measured at fair value, gains (losses) will either be recorded in earnings (loss) or other comprehensive income (“OCI”). For investments in debt instruments, this will depend on the business model for which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when, and only when, its business model for managing those assets changes.

Financial instruments – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the statement of loss and comprehensive loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●	Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.
●	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.
●	FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the statement of loss and comprehensive loss within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in gain (loss) on change in fair value of financial instruments in the statement of loss and comprehensive loss as applicable.

Financial instruments - Impairment

An expected credit loss (“ECL”) impairment model applies which requires a loss allowance to be recognized based on ECLs. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in earnings (loss) for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through earnings (loss) to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial instruments - Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

E&E Assets

All E&E expenditures are capitalized, including the costs of acquiring exploration stage properties, except for E&E expenditures incurred before the Company has obtained legal rights to explore an area, which are expensed.

Exploration expenditures are costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for Mineral Resources, as defined by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combinations or asset acquisitions. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development or mineralized material is commercially justified including preliminary economic assessments (“PEA”), pre-feasibility and final feasibility studies.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, expenditures are tested for impairment and reclassified to mineral properties.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●	The extent to which mineral reserves and mineral resources as defined by NI 43-101 have been identified through a feasibility study or similar document;
●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
●	The status of environmental permits; and
●	The status of mining leases or permits.

Impairment of Non-Financial Assets

The carrying amounts of assets included in E&E assets and property and equipment are assessed for impairment at the end of each reporting period or whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Future cash flows are estimated using the following significant assumptions: mineral reserves and mineral resources, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rates. All inputs used are those that an independent market participant would consider appropriate.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings (loss) immediately.

C. Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

Refer to “Item 4B. Business Overview – Industry and economic factors that may affect our business” and “Item 4B. Business Overview – Gold Price History” for a discussion of industry and economic conditions and trends that may affect our business results.

E. Critical Accounting Estimates

Refer to the “Significant Accounting Estimates and Judgements” section of this Annual Report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Company’s senior management as of March 29, 2023.

			Number of Shares
			Beneficially
			Owned,
		Company	Controlled
	Principal Occupations	position(s)	or Directed as of
Name, Office Held and Municipality of Residence	During Past Five Years	held Since	March 29, 2023
Joseph Ovsenek Age: 64 Chairman and Director Vancouver, BC, Canada	President, CEO, and Chairman of P2 Gold Inc. (TSXV: PGLD) since May 2020; President and CEO of Pretium Resources Inc. from 2017 to 2020.	April 22, 2020	1,400,000

Dennis Higgs Age: 65 President and Director Vancouver, BC, Canada	President, Secretary and sole owner of Ubex Capital Inc.; Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)	April 22, 2020	2,212,277

Kenneth McNaughton Age: 64 VP, Exploration, and Director Vancouver, BC, Canada	Chief Exploration Officer and Director of P2 Gold Inc. since January 2021; Chief Exploration Officer of Pretium Resources Inc. from 2011 to 2020.	April 22, 2020	1,400,000

Grant Bond Age: 37 CFO Burnaby, BC, Canada	CFO of Dynavat Gold Mining Technologies Inc. since March 2023; CFO of P2 Gold Inc. (TSXV: PGLD) since June 2021; Corporate Controller of Pretium Resources Inc. from 2017 to 2021.	October 1, 2022	—

Darcy Higgs Age: 63 Corporate Secretary Vancouver, BC, Canada	Consultant and investor; Director of Nevada Exploration Inc. (TSXV: NGE) since January 2022	April 22, 2020	1,666,667

Barbara Filas Age: 67 Non-Executive Director Grand Junction, Colorado, USA	Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR); Self-employed mining/environmental consultant	August 18, 2020	—

Benjamin Leboe Age: 77 Non-Executive Director Lake Country, BC, Canada	Director of Ynvisible Interactive Inc. (TSXV: YNV) and Nevada Exploration Inc. (TSXV: NGE)	August 18, 2020	—

Tom Yip Age: 65 Non-Executive Director Highlands Ranch, Colorado, USA	Director of P2 Gold Inc. (TSXV: PGLD); Director of Maritime Resources Corp. (TSXV: MAE); CFO of P2 Gold Inc. from December 2020 to June 2021; Executive Vice President and CFO of Pretium Resources Inc. from 2015 to 2020.	September 3, 2020	—

Guillermo Lozano-Chávez Age: 66 Non-Executive Director Dallas, Texas, USA	Self-employed geological consultant	October 19, 2020	—

A brief profile of each of the Directors and senior managers is given below:

Joseph Ovsenek, P.ENG., LLB - Chairman & Director

Prior to joining Austin Gold Corp., Mr. Ovsenek was President and CEO of Pretium Resources Inc. where he led the advance of the high-grade gold Brucejack Mine which has been operating profitably since commercial start-up in 2017. Mr. Ovsenek began his nine-year tenure at Pretium Resources Inc. in 2011 as Chief Development Officer and led the financing of the company from exploration stage to operations and was subsequently appointed President in 2015 and President and CEO in 2017. Prior to Pretium Resources Inc. he served for 15 years in senior management roles for Silver Standard Resources Inc. (now SSR Mining Inc.), where he was responsible for financings, the acquisition and sale of several assets, and was instrumental in developing corporate strategy. Mr. Ovsenek holds a Bachelor of Applied Science degree from the University of British Columbia and a Bachelor of Laws degree from the University of Toronto. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Dennis Higgs, B.COM - President & Director

During his career of over thirty years, Mr. Higgs has been involved in the founding, financing, initial public listing, and building of several companies, four of which have been the subject of successful takeover bids. He was the founding Director and Executive Chairman of Uranerz Energy Corporation for ten years, listing that company’s shares on the NYSE with options called to trade on the Chicago Board Options Exchange. During his tenure at Uranerz he was instrumental in the acquisition, financing, development, and production start-up of Uranerz’s Nichols Ranch in-situ recovery uranium production facility, located in the Powder River Basin of Wyoming. Uranerz was acquired by Energy Fuels Inc. in 2015 in a $320 million business combination. Mr. Higgs currently serves on the board of TSX and NYSE-listed Energy Fuels, which is now the leading U.S. producer of uranium and vanadium. Mr. Higgs holds a Bachelor of Commerce degree from the University of British Columbia.

Kenneth McNaughton, M.A. SC., P.ENG. - VP, Exploration & Director

Mr. McNaughton is a professional geological engineer with over 30 years of global experience developing and leading mineral exploration programs. Mr. McNaughton was previously the Chief Exploration Officer at Pretium Resources Inc. Prior to joining Pretium Resources Inc. in 2011, he was Vice President, Exploration for Silver Standard Resources Inc. (now SSR Mining Inc.) where he had been responsible for all exploration programs since 1991. Prior to joining Silver Standard, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia. Mr. McNaughton holds a Bachelor of Applied Science degree and a Master of Applied Science degree in geological engineering from the University of Windsor.

Barbara Filas, P.E., Q.P. – Director

Ms. Filas is internationally recognized in the mining sector in the disciplines of management, environmental and social responsibility, and sustainability. She has hands-on experience at operating gold and coal mining and processing facilities; executive experience in consulting, public companies, and non-profits; and project experience on six continents. She was the first female President of the Society for Mining, Metallurgy and Exploration Inc. in 2005, the world’s largest mining technical society, and currently volunteers as the Nominations Chair and Chair of the Board of Governors for the National Mining Hall of Fame and Museum. Ms. Filas is a graduate of the University of Arizona and is a licensed professional Mining Engineer and Qualified Person. She currently serves on the Board of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR).

Guillermo Lozano-Chávez, M.Sc., MBA – Director

Mr. Lozano is a Professional Geologist with over 40 years of experience in mineral exploration in Latin America and he manages his own geological consulting firm. Previously, he was Vice President of Exploration for First Majestic Silver Corp., where he was responsible for all exploration programs in and around five operating mines. Before joining First Majestic Silver, he was Director of Exploration for Silver Standard Resources Inc., where he managed their Mexico exploration and overviewed their Peruvian and Argentinian exploration activities from 2002 through 2012. Prior to coming to Silver Standard and since 1990, he worked as a consultant for several international major and junior companies in Central and South America, while consulting and managing his own personal consulting firm in Mexico. Before that, he worked for the Penoles Group since 1979 as an exploration geologist and mine manager.

Mr. Lozano holds a Bachelor of Science in Geological Engineering from the National Polytechnical Institute of Mexico City, a Master of Science degree in Geology from the University of Missouri at Columbia, and a Master of Business Administration in Finance, from the University of Texas at El Paso.

Benjamin Leboe, B.Com., CMC, CA/CPA (Ret.) – Director

Benjamin Leboe is a Director of Ynvisible Interactive Inc. and Nevada Exploration Inc. , both listed on the TSX Venture Exchange. Previously he served as CFO of Uranerz Energy Corporation, listed on NYSE American and the TSX before that company merged with Energy Fuels Inc. During his nine years at Uranerz Mr. Leboe also held such positions as Ethics Officer, Corporate Secretary, Principal Accounting Officer and Senior Vice President of Finance. Prior to joining Uranerz Mr. Leboe was a Senior Consultant, Management Consulting, of the Business Development Bank of Canada. He has served as a director, CFO, Principal Accounting Officer and Treasurer of numerous public companies in Canada and the United States. Since 1990, Mr. Leboe has been Principal, Independent Management Consultants of British Columbia. Prior to that time, he was a Partner of KPMG Consulting and its predecessor firms. He holds a business degree from the University of British Columbia, is a Certified Management Consultant and retired Business Valuator/Chartered Accountant (CPA, CA).

Tom Yip, CPA, CA - Director

Mr. Yip has over 30 years of financial management experience in the mining industry for exploration and development companies and producers. He was most recently CFO for Pretium Resources Inc, after being a member of its Board of Directors (2011-2020) and previously CFO for Silver Standard Resources Inc. (now SSR Mining Inc.), serving as a key member of the leadership team when each company transitioned from exploration and development to production. He began his mining career at Echo Bay Mines Ltd. where he served as its CFO before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Darcy Higgs, B.COM – Corporate Secretary

Darcy Higgs has over 35 years of experience in capital markets. He was registered in Canada and the United States and acted as a consultant to one of the largest private equity firms in China, including guiding its $75 million investment in Pretium Resources Inc. Mr. Higgs is a director of Nevada Exploration Inc. Mr. Higgs has a Bachelor of Commerce (Finance) from the University of British Columbia.

Grant Bond - CFO

Mr. Bond is a Chartered Professional Accountant (CPA, CA) with more than 12 years of financial management experience in the mining industry. He has an extensive background in financial and risk management, financial reporting and SOX compliance. He currently serves as the CFO of P2 Gold Inc., an exploration mining company listed on the TSX Venture Exchange and Dynavat Gold Mining Technologies Inc. Before this, he was the Corporate Controller at Pretium Resources Inc., responsible for managing the accounting and financial reporting functions as Pretium Resources Inc. evolved from an explorer to a profitable intermediate gold producer. Mr. Bond began his career in the assurance group at PricewaterhouseCoopers LLP, primarily focusing on operating and exploration mining clients. He holds a Diploma in Accounting and Bachelor of Science from the University of British Columbia.

Directorships

Certain of the directors of Austin Gold are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Joseph Ovsenek	P2 Gold Inc. (TSXV: PGLD) Victoria Gold Corp. (TSX: VGCX) Karus Gold Corp. (an unlisted reporting issuer) Dynavat Gold Mining Technologies Inc. (an unlisted reporting issuer)
Dennis Higgs	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Kenneth McNaughton	Camino Minerals Corp. (TSXV: COR) Envirometal Technologies Inc. (CSE: ETI) P2 Gold Inc. (TSXV: PGLD)
Barbara Filas	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Benjamin Leboe	Nevada Exploration Inc. (TSXV: NGE) Ynvisible Interactive Inc. (TSXV: YNV)
Tom Yip	P2 Gold Inc. (TSXV: PGLD) Maritime Resources Corp. (TSXV: MAE)
Guillermo Lozano-Chávez	Silver Dollar Resources Inc. (CSE: SLV)

Interlocking Boards and CEO Board restriction

The following directors of the Company currently serve on interlocking boards:

●	Dennis Higgs and Barbara Filas serve together on the board of Energy Fuels Inc.
●	Darcy Higgs and Benjamin Leboe serve together on the board of Nevada Exploration Inc.
●	Joseph Ovsenek, Kenneth McNaughton and Tom Yip serve together on the board of P2 Gold Inc.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including directors, pursuant to which the officer was selected to serve as an officer.

Family Relationships Disclosure

Except as set forth below, none of our directors are related by blood, marriage, or adoption to any other director, executive officer, or other key employees.

Dennis Higgs and Darcy Higgs are brothers.

B. Compensation

Executive Compensation

The following table contains compensation data for our named executive officers for the current fiscal year. In this section “Named Executive Officer” or “NEO” means the Principal Executive Officer (“President”) and each of the two most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers for the fiscal year ended December 31, 2022 and whose total salary and bonus exceeds $100,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of Austin Gold at the end of the most recently completed financial year end.

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Austin Gold Corp. and any subsidiary thereof to each Named Executive Officer and each director of Austin Gold, in any capacity, including, for greater certainly, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officers or director for services provided and for services to be provided, directly or indirectly, to Austin Gold or any subsidiary thereof:

Summary Compensation Table

						Option			All Other
		Salary		Bonus		Awards			Compensation		Total
Name and Principal Position	Year	($)		($)		($)			($)		($)
(a)	(b)		(c)		(d)		(f)			(i)		(j)
Dennis Higgs	2022		$107,585		$192,116		$34,406	(1)	$	nil		$334,107
President	2021	$	nil	$	nil	$	nil		$	nil	$	nil
Grant Bond(2)	2022		$21,149	$	nil		$90,830	(1)	$	nil		$111,979
CFO	2021	$	nil	$	nil	$	nil		$	nil	$	nil
Darcy Higgs	2022		$80,689		$115,269		$34,406	(1)	$	nil		$230,544
Corporate Secretary	2021	$	nil	$	nil	$	nil		$	nil	$	nil

(1)	Amounts reflect stock options (“Options”) granted to the NEOs. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values were calculated using a Black-Scholes option pricing model using a share price of $0.9161, a volatility indicator of 143.18%, risk free interest rate of 4.09%, expected life of five years and expected dividend yield of $nil.

(2)	Austin Gold has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO.

Narrative Disclosure to Summary Compensation Table

Employment Agreements and Arrangements

As of the date of this Annual Report, the Company has the following employment agreements and arrangements:

●	Austin Gold has a consulting agreement with Ubex Capital Inc., a private company wholly-owned by Dennis Higgs, for his services in the role of President for a fee of C$30,000 per month.
●	Austin Gold has a consulting agreement with Darcy Higgs, for his services in the role of corporate Secretary for a fee of C$20,000 per month.
●	Austin Gold has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$7,576 per month.

Oversight and description of Named Executive Officer compensation

Compensation objectives are established by the Compensation Committee and include the following:

●	attracting and retaining highly-qualified individuals;
●	creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the shareholders; and
●	ensuring competitive compensation that is also affordable for Austin Gold.

The compensation program is designed to provide competitive levels of compensation. Austin Gold recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, Austin Gold’s directors and Named Executive Officers may receive compensation that is comprised of three components:

●	salary, wages or contractor payments;
●	stock option, restricted share unit, and deferred share unit grants and awards; and
●	bonuses.

The objectives and reasons for this system of compensation are to allow Austin Gold to remain competitive compared to its peers in attracting experienced personnel. The salaries are set on the basis of a review and comparison of salaries paid to executives at similar companies.

Option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the shareholders, although the level of reward provided by a particular Option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. Austin Gold is in the process of implementing a bonus plan that will include comparative share price or market cap performance against a group of peers, as well as performance metrics relating to corporate and personal business and exploration objectives. As at the date of this Annual Report, Austin Gold has not adopted any formal policy to allow Austin Gold to claw-back bonuses or any other payments for inappropriate behavior.

As a junior mineral exploration company, Austin Gold remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Outstanding Equity Awards at Fiscal Year-end

A summary of the number and the value of the outstanding equity awards as of December 31, 2022 held by the named executive officers is set out in the table below.

		Number of	Number of
		securities	securities
		underlying	underlying
		unexercised	unexercised	Option
		options	options	exercise	Option
		(#)	(#)	price	expiration
Name	Grant Date	exercisable	unexercisable	($)	date
Dennis Higgs	12/2/2020	33,333	Nil	2.22	12/2/2030
President	10/27/2022	10,416	31,251	0.92	10/27/2027
Grant Bond	10/27/2022	27,500	82,500	0.92	10/27/2027
CFO
Darcy Higgs	12/2/2020	33,333	Nil	2.22	12/2/2030
Corporate Secretary	10/27/2022	10,416	31,251	0.92	10/27/2027

Director Compensation

Our directors received $43,744 compensation in the fiscal year ended December 31, 2022. The following table sets forth the compensation granted to our directors who are not also executive officers for the fiscal year ended December 31, 2022. Compensation to directors that are also executive officers is detailed above and is not included on this table.

	Fees
	earned
	or paid	Option	All other
	in cash	award(1)	compensation		Total
Name	($)	($)	($)		($)
(a)	(b)	(d)		(g)	(h)
Joseph Ovsenek	$ nil	$34,406	$	nil	$34,406
Kenneth McNaughton	$ nil	$34,406	$	nil	$34,406
Barbara Filas	$10,936	$22,020	$	nil	$32,956
Benjamin Leboe	$10,936	$22,020	$	nil	$32,956
Tom Yip	$10,936	$22,020	$	nil	$32,956
Guillermo Lozano-Chávez	$10,936	$22,020	$	nil	$32,956

(1)	Amounts reflect stock options (“Options”) granted to the directors. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values were calculated using a Black-Scholes option pricing model using a share price of $0.9161, a volatility indicator of 143.18%, risk free interest rate of 4.09%, expected life of five years and expected dividend yield of $nil.

Narrative Disclosure to Director Compensation Table

We do not have a director compensation policy. Directors received option awards in October 2022 for their service on the board of directors. The award of options is discretionary and not pursuant to a set board compensation policy.

C. Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders. The officers hold their positions subject to being removed by resolution of the board of directors. The term of office of each director expires as of the date that an annual general meeting of the shareholders is held, subject to the re-election of a director at such annual general meeting. The following persons comprise the following committees:

Audit	Governance and Nominating	Compensation

Benjamin Leboe (Chair)	Tom Yip (Chair)	Guillermo Lozano-Chávez (Chair)
Barbara Filas	Guillermo Lozano-Chávez	Benjamin Leboe
Tom Yip	Benjamin Leboe	Barbara Filas

Corporate Disclosure	Environment, Health & Safety (“EH&S”)

Joseph Ovsenek	Barbara Filas (Chair)
Dennis Higgs	Guillermo Lozano-Chávez
Kenneth McNaughton	Kenneth McNaughton
Darcy Higgs

Orientation and Continuing Education

Austin Gold has not yet developed an official orientation or training program for new directors. As required, new directors have the opportunity to become familiar with Austin Gold by meeting with the other directors, officers and employees. Orientation activities are tailored to the particular needs and experience of each director and the overall requirements of the Board.

Director Term Limits

Austin Gold has not adopted term limits for the directors of the Board as term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into Austin Gold and its operations and an institutional memory that benefits the Board as well as Austin Gold and its stakeholders.

Retirement Policy

Austin Gold does not currently have a retirement policy requiring its directors to retire at a certain age.

Principal Executive Officer Succession Planning

There is currently no formal process in place to manage succession planning for the position of Principal Executive Officer (currently, the President). The Board does not believe at this time that Austin Gold is dependent upon any one of the individual Executives, including the President so as to require a formal succession plan. It is envisaged that a member of the Executive or the Board would temporarily assume the position and duties of President on an interim basis should the need arise while a search for a suitable candidate was undertaken.

Ethical Business Conduct

The Board monitors the ethical conduct of Austin Gold and ensures that it complies with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. Austin Gold has a Code of Conduct and Business Ethics for members of the Board which can be found on Austin Gold’s website at www.austin.gold.

In general, the Board has found that the fiduciary duties placed on individual directors by Austin Gold’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of Austin Gold.

Complaints Procedures

Austin Gold has also adopted specific procedures to receive complaints and submissions relating to accounting matters (the “Whistleblower Policy”), which outline complaint procedures for financial concerns and other corporate issues. The Chair of the Audit Committee has been appointed under the Whistleblower Policy to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding accounting or auditing matters.

Excluding complaints or submissions made directly to the Chair of the Audit Committee regarding financial, accounting or auditing matters, the Board does not formally monitor compliance with the Codes. Management is responsible to report to the Governance and Nominating Committee when they become aware of any breaches or alleged breaches of the Codes and complaints made by suppliers or employees against Austin Gold or any director, employee or officer. In the event of a violation of any of the Code of Conduct and Business Ethics, the applicable committee of the Board will investigate the breach or alleged breach and, if appropriate, recommend corrective disciplinary action, including, if warranted, termination of employment. In the event that a breach or alleged breach relates to financial, accounting or auditing issues, the Chair of the Audit Committee and Audit Committee will share responsibility to investigate the matter.

At the date of this Annual Report, there has been no conduct by a director or executive officer that constitutes a departure from the Codes and the Chair of the Audit Committee has received no complaints under the Whistleblower Policy.

Nomination of Directors

The Board does not have a formal process for identifying new candidates for Board nomination. When required, the Board collaborates with senior management to identify potential candidates to consider their suitability for membership on the Board.

Director Independence

The Board evaluates the independence of each nominee for election as a director of our Company in accordance with the listing rules of the NYSE American set forth in the NYSE American Company Guide. Pursuant to these rules, a majority of our Board must be “independent directors” within the meaning of the NYSE American Company Guide, and all directors who sit on our Audit Committee, Governance and Nominating Committee and Compensation Committee must also be independent directors.

The NYSE American definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of Austin Gold or our subsidiaries and has not received certain payments from or engaged in various types of business dealings with us. In addition, as further required by the NYSE American, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to the Company and its management.

As a result, the Board has affirmatively determined that each of Barbara Filas, Tom Yip, Guillermo Lozano-Chávez and Benjamin Leboe are independent in accordance with the NYSE American listing rules. The Board has also affirmatively determined that all members of our Audit Committee, Nominating Committee and Compensation Committee are independent directors.

Governance and Nominating Committee

The Board has established a Governance and Nominating Committee that is comprised entirely of independent directors; this committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. The current members of the Governance and Nominating Committee are: Tom Yip (Chair), Guillermo Lozano-Chávez, and Benjamin Leboe. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

The responsibilities and powers of the Governance and Nominating Committee are set out in its written charter, and include, among other things:

(a)	monitor compliance with Austin Gold’s corporate governance policies;

(b)	develop a code or codes of business conduct and ethics for Austin Gold and review the code(s) of business conduct and ethics and approve changes if necessary, on an annual basis;
(c)	assist the Board in monitoring compliance with Austin Gold’s code(s) of business conduct and ethics;
(d)	propose agenda items and content for submissions to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance;
(e)	conduct a periodic review of the relationship between management and the Board and its effectiveness;
(f)	review on an ongoing basis Austin Gold’s approach to governance, and recommend the establishment of appropriate governance policies and standards in light of securities law and exchange requirements;
(g)	review and recommend to the Board changes to the way directors are to be elected to the Board by shareholders, if appropriate;
(h)	conduct at least annually an evaluation of the effectiveness of the Board and its Committees and recommend any changes to the composition of the Board;
(i)	conduct an annual evaluation of the overall performance and effectiveness of individual directors;
(j)	recommend to the Board a slate of candidates for presentation to the shareholders at each annual meeting of shareholders and one or more nominees for each vacancy on the Board that occurs between annual meetings of shareholders, if any;
(k)	recommend to the Board qualified members of the Board for membership on Committees of the Board and recommend a qualified member of the Board to act as Chair of the Board;
(l)	provide orientation for new directors and ongoing education for all directors; and
(m)	review executive officer succession plans and ensure that a qualified successor to Austin Gold’s Chief Executive Officer position is identified, if and when appropriate.

Audit Committee

Austin Gold has an Audit Committee, which is currently comprised of Benjamin Leboe (Chair), Barbara Filas, and Tom Yip, each of whom is considered independent and financially literate in accordance with applicable securities laws. The Audit Committee has adopted a written charter that sets out its duties and responsibilities. Each of Benjamin Leboe and Tom Yip are a financial expert, with experience preparing, analyzing and evaluating financial statements presenting a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by financial statements prepared by Austin Gold. Mr. Leboe is a Certified Management Consultant and retired Business Valuator/Chartered Accountant (CPA, CA) and holds a business degree from the University of British Columbia. Ms. Filas is internationally recognized in the mining sector and previously served as President of a publicly traded mining company in the U.S. and Canada, as President of a privately held international consulting firm based in the U.S., and as President of the Society for Mining, Metallurgy and Exploration Inc., the world’s largest mining technical society. Mr. Yip has over 30 years of financial management experience in the mining industry. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

As part of Austin Gold’s corporate governance practices, the Audit Committee has adopted a policy on pre-approval of audit and non-audit services for the pre-approval of services performed by Austin Gold’s auditors. The objective of this policy is to specify the scope of services permitted to be performed by Austin Gold’s auditors and to ensure that the independence of Austin Gold’s auditors is not compromised through engaging them for other services. All services provided by Austin Gold’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. The Audit Committee has concluded that all services performed by Austin Gold’s auditors comply with the policy and professional standards and securities regulations governing auditor independence.

The Charter of the Audit Committee can be found on Austin Gold’s website at www.austin.gold.

Compensation Committee

The Board has also established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are: Guillermo Lozano-Chávez (Chair), Benjamin Leboe, and Barbara Filas. Each of the Committee members has served for several years in either a senior management capacity, or as a director and compensation committee member of an issuer, at which they would have had direct responsibility for reviewing performance of direct reports, hiring, setting of performance goals and objectives and setting salaries.

The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	annually review and approve corporate goals and objectives relevant to the CEO (or Principal Executive Officer) and executive officer compensation, evaluate the performance of the CEO (or Principal Executive Officer) and each executive officer’s performance in light of those goals and objectives, and recommend to the Board for approval the compensation level for the CEO (or Principal Executive Officer) and each executive officer based on this evaluation;
(b)	administer and make recommendations to the Board regarding the adoption, amendment or termination of Austin Gold’s incentive compensation plans and equity-based plans (including specific provisions) in which the CEO and executive officers may participate;
(c)	recommend to the Board compensation and expense reimbursement policies for Board members; and
(d)	review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the CEO (or Principal Executive Officer) and executive officers.

Austin Gold has not completed an assessment of potential risks associated with Austin Gold’s compensation policies and practices. The Compensation Committee is responsible for annually reviewing Austin Gold’s compensation arrangements, as set out above, and may determine to undertake such an assessment during a later period.

Environment, Health and Safety Committee

Austin Gold has established an EH&S Committee, which is currently comprised of Barbara Filas (Chair), Guillermo Lozano-Chávez, and Kenneth McNaughton. The EH&S Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	encourage, assist, support and counsel management of Austin Gold in developing short and long-term policies, standards and principles with respect to sustainability, environment, health and safety;
(b)	review and monitor the sustainability, environmental, health and safety policies and activities of Austin Gold on behalf of the Board to ensure that Austin Gold is in compliance with appropriate laws and legislation, and policy;
(c)	review regular sustainability, environment, health and safety reports; and
(d)	review an Annual Report by management on sustainable development, environmental, safety and health issues.

The EH&S Committee has also adopted a policy recognizing that Austin Gold’s success is tied to health, safety and sustainability of the communities in which Austin Gold operates and acknowledges that Austin Gold and its personnel have a shared responsibility in working with the communities in which Austin Gold operates.

Communications and Corporate Disclosure

Austin Gold has established a Corporate Disclosure Committee, which is currently comprised of Joseph Ovsenek, Dennis Higgs, Kenneth McNaughton and Darcy Higgs. The Corporate Disclosure Committee has adopted a Communications and Corporate Disclosure Policy, pursuant to which the Corporate Disclosure Committee has as its responsibilities, among other things:

(a)	ensure appropriate systems, processes and controls for disclosure are in place;

(b)	ensure the proper and timely completion and filing of technical reports, if necessary;
(c)	review all news releases and Core Disclosure Documents (as defined in the policy) to ensure that they are accurate and complete in all respects prior to their release or filing; and
(d)	review and update, if necessary, the Corporate Disclosure Policy as needed, to ensure compliance with changing regulatory requirements, subject to approval by the Board of Directors.

Other Board Committees

Other than as described herein, the Board has not appointed any other committees to date.

D. Employees

As at the date of this Annual Report, Austin Gold currently has no employees and engages various consultants and independent contractors to provide senior management leadership and technical and geological services to Austin Gold. As at the date of this Annual Report, the Company has the following employment agreements and arrangements:

●	Austin Gold has a consulting agreement with Ubex Capital Inc., a private company wholly-owned by Dennis Higgs, for his services in the role of President for a fee of C$30,000 per month.
●	Austin Gold has a consulting agreement with Darcy Higgs, for his services in the role of corporate Secretary for a fee of C$20,000 per month.
●	Austin Gold has a consulting agreement with Volcanic Gold & Silver LLC, a private company wholly-owned by Robert “Bob” Hatch, for his services in the role of Consulting Geologist for a fee of $850 per day.
●	Austin Gold has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$7,576 per month.

None of our employees or consultants are members in a labor union.

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at March 29, 2023 were as follows:

Name	Common Shares Held
Dennis Higgs President	2,212,277
Darcy Higgs Corporate Secretary	1,666,667
Joseph Ovsenek Chairman and Director	1,400,000
Kenneth McNaughton VP Exploration and Director	1,400,000
Total	6,678,944
Ownership of Austin Gold	50.3%

Refer to Item 6.A for a list of the Company’s directors, officers and senior management and number of shares held. All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 29, 2023:

Name	Exercise Price	Expiry Date	Number of Options
Dennis Higgs	$2.22	December 2, 2030	33,333
President	$0.92	October 27, 2027	41,667
Darcy Higgs	$2.22	December 2, 2030	33,333
Corporate Secretary	$0.92	October 27, 2027	41,667
Grant Bond	$0.92	October 27, 2027	110,000
CFO
Joseph Ovsenek	$2.22	December 2, 2030	33,333
Chairman and Director	$0.92	October 27, 2027	41,667
Kenneth McNaughton	$2.22	December 2, 2030	33,333
VP Exploration and Director	$0.92	October 27, 2027	41,667
Barbara Filas	$2.22	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
Benjamin Leboe	$2.22	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
Guillermo Lozano-Chavez	$2.22	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
Tom Yip	$2.22	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of Austin Gold’s knowledge, as at March 24, 2023, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

	2022
Beneficial Owner Name	Number of Shares Held		Percentage of Issued Shares(1)
Dennis Higgs	2,212,277	(2)	16.67%
Darcy Higgs	1,666,667		12.56%
Joseph Ovsenek	1,400,000		10.55%
Kenneth McNaughton	1,400,000		10.55%
Next Generation Resource Fund SICAV(3)	666,667		5.02%
Total	7,345,611		55.35%

(1)	Based on 13,271,750 shares of common shares outstanding as of March 24, 2023.
(2)	Dennis Higgs holds 2,200,001 common shares directly and 12,276 common shares indirectly via Ubex Capital Inc.
(3)	Held in trust by Haywood Securities Inc.

All shareholders have the same voting rights as all other shareholders of Austin Gold.

According to our share register and information received from our registrar on March 24, 2023, the shares of Austin Gold (including those represented by depositary interests) were held in the following geographic locations:

Geographic Location based on the share register only	Number of shares held	Percentage of issued shares
Canada	6,413,334	48.32%
Burundi	266,667	2.01%
Germany	166,667	1.26%
USA	52,502	0.40%
Total	6,899,170	51.98%

6,899,170 shares of the Company, as on March 24, 2023, are held by a total of 13 registered shareholders.

Austin Gold is not aware of any arrangement which may at some subsequent date result in a change of control of Austin Gold.

B. Related Party Transactions

No related party transactions exist, other than disclosed in note 13 of the Consolidated Financial Statements.

Key management includes the Company’s directors and officers including its President, Corporate Secretary and CFO.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2022	2021
Management and consulting fees	$559,591		$12,206
Share-based compensation	$136,148	$	nil
Directors’ fees	$44,380	$	nil
	$740,119		$12,206

For the year ended December 31, 2022, the Company’s officers incurred $50,359 (2021 – $11,266) of administration expenses in the normal course of business on behalf of the Company.

For the year ended December 31, 2022, the Company incurred $21,149 (2021 – nil) with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management and consulting fees in the statement of loss and comprehensive loss.

As at December 31, 2022, accounts payable and accrued liabilities include $7,568 (2021 – nil) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of NGE, for the Kelly Creek Project and owns 89,240 common shares (post 25:1 consolidation completed on February 15, 2023) of NGE. The President of the Company served as the non-executive chairman and director of NGE until October 1, 2022. As of December 31, 2022, the Corporate Secretary and a director of the Company were directors of NGE.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2022, 2021 and 2020 and the related consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2022 and 2021 and the period from incorporation on April 21, 2020 to December 31, 2020. The audit reports of Manning Elliott LLP are included therein.

Reference is made to the Consolidated Financial Statements that are filed as part of this Annual Report on pages F-1 – F-57.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2022, nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the year ended December 31, 2022, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

We have paid no dividends on the common shares to date and we do not expect to pay dividends on our common shares in the foreseeable future. Investors in Austin Gold’s securities cannot expect to receive a dividend in the foreseeable future, if at all.

B. Significant Changes

We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s shares trade on the NYSE American under the trading symbol “AUST”.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. – Offer and Listing Details.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Copies of our notice of articles and amended articles of incorporation are attached as Exhibits 1.1 and 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 1.2 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Austin Gold is party to the following contracts which management currently considers to be material to the Company and our assets and operations.

●	Joint Venture agreement with Pediment Gold LLC, a subsidiary of NGE, for the Kelly Creek Project.
●	Mineral lease and option agreement with BMR for the Stockade Mountain Property.

D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of Austin Gold, other than Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations for U.S. Residents” below.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the USA with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Convention”), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) hold Common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common shares.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common shares.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us. Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each of our non-U.S. subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which are also PFICs (each, a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax as discussed below under the heading “Default PFIC Rules Under Section 1291 of the Code” on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Common shares and the acquisition, ownership, and disposition of Common shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common shares and (b) any excess distribution received on the Common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we were not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Common shares only if the Common shares are marketable stock. The Common shares generally will be “marketable stock” if the Common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common shares, over (ii) the fair market value of such Common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common shares.

In addition, a U.S. Holder who acquires Common shares from a decedent will not receive a “step up” in tax basis of such Common shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common shares.

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common shares

We do not anticipate paying dividends with respect to the Common shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common shares and thereafter as gain from the sale or exchange of such Common shares (see “Sale or Other Taxable Disposition of Common shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common shares will constitute ordinary dividend income. Dividends received on Common shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the USA with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common shares

Upon the sale or other taxable disposition of Common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”), in respect to the holding and disposing of common shares.

Comment is restricted to holders of common shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention:

(i)	is resident solely in the United States;
(ii)	is entitled to the benefits of the Convention;
(iii)	holds all common shares as capital property;

(iv)	holds no common shares that are “taxable Canadian property” (as defined in the Canadian Tax Act) of the holder;
(v)	deals at arm’s length with and is not affiliated with Austin Gold;
(vi)	does not and is not deemed to use or hold any common shares in a business carried on in Canada; and
(vii)	is not an insurer that carries on business in Canada and elsewhere;

(each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) are generally not themselves entitled to the benefits of the Convention. However, members of or holders of an interest in such entities that hold common shares may be entitled to the benefits of the Convention for income derived through such entities. Such members or holders should consult their own tax advisors in this regard.

Generally, a holder’s common shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the common shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the common shares as inventory in the course of carrying on a business.

Generally, a holder’s common shares will not be “taxable Canadian property” of the holder at a particular time at which the common shares are listed on a “designated stock exchange” unless both of the following conditions are met at any time during the 60-month period ending at the particular time:

(i)	the holder, persons with whom the holder does not deal at arm’s length, or any partnership in which the holder or persons with whom the holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of Austin Gold; and
(ii)	more than 50% of the fair market value of the common shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of or interests in such properties.

In certain other circumstances, a common share may be deemed to be “taxable Canadian property” for purposes of the Canadian Tax Act.

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect on the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more common shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom Austin Gold pays or is deemed to pay a dividend on the holder’s common shares will be subject to Canadian withholding tax, and Austin Gold will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of Austin Gold) of the gross amount of the dividend.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the U.S. Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available on SEDAR under the Company’s profile at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors of the Company has a responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Company’s Audit Committee oversees management’s compliance with the Company’s financial risk management policy.

The fair value of the Company’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

A. Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company’s current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

B. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

C. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions.

D. Fair Value Estimation

The Company’s financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The Company’s financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using NGE’s share price on the TSX Venture Exchange and assumptions used in the Black-Scholes pricing model.

For additional information about the financial instrument risks refer to “Note 15. Financial Instruments” on page F-25 of our Consolidated Financial Statements and related notes included elsewhere in this Annual Report.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s President and CFO have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2022. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our President and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2022, and we have concluded our disclosure controls and procedures were effective as at December 31, 2022.

B. Management’s Annual Report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

C. Attestation report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm as we qualify as an "emerging growth company" under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

D. Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Austin Gold’s Board of Directors has determined that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Benjamin Leboe, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Benjamin Leboe (Chair), Barbara Filas, and Tom Yip are all independent directors under the applicable rules.

The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the Audit Committee.

ITEM 16B - CODE OF ETHICS

On August 31, 2021, the Company’s Board of Directors formally adopted a code of business conduct and ethics that applies to the registrant’s employees, officers and directors. The code of business conduct and ethics was subsequently reviewed and approved by the Audit Committee on March 15, 2023.

The text of this code is available on the Company’s website (https://austin.gold/corporate/charters-and-policies/).

The Company has not granted any waiver from the Code of Ethics to the President, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2022.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, Manning Elliott LLP (PCAOB ID 1524), unless stated otherwise, for the years indicated:

	2022(1)(2)	2021(1)(2)
Audit fees(3)	$36,750	$26,750
Audit-related fees(4)	$36,100	$17,500
Tax fees(5)	$6,800	$4,000
Other fees(6)	$12,528	$14,300
Total	$92,178	$62,550

(1)	Prior to the start of the audit process, Austin Gold’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the Board of Directors whether to accept the estimated audit fees given by the auditors.

(2)	Represents fees billed by Manning Elliott LLP.
(3)	“Audit fees” include the aggregate professional fees paid to the external auditors for the audit of the financial statements, management’s discussion and analysis (“MD&A”) and other annual regulatory audits and filings.
(4)	“Audit-related fees” includes the aggregate fees paid to the external auditors for services related to the audit services, including reviewing quarterly financial statements and MD&A thereon and conferring with the Board of Directors and Audit Committee regarding financial reporting and accounting standards.
(5)	“Tax fees” include the aggregate fees paid to external auditors for tax compliance, tax advice, tax planning and advisory services, including timely preparation of tax returns.
(6)	“Other fees” include fees other than “Audit fees”, “Audit-related fees”, and “Tax fees” above, which include consent procedures on our Form S-1 and Form S-8.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G - CORPORATE GOVERNANCE

Because our securities are listed on NYSE American, being a national securities exchange in the United States, we are subject to the corporate governance requirements set out in the NYSE American LLC Company Guide. We are also subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded. We incorporate a mix of corporate governance best practices to ensure that our corporate governance complies in all material respects with the requirements of the jurisdictions in which we operate and the exchanges on which our securities are traded.

Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide a written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: the NYSE American Company Guide specifies a quorum requirement of at least 33-1/3% of the shares issued and outstanding and entitled to vote for meetings of a listed company’s shareholders. The Company’s quorum requirements for shareholder meetings, as set forth in the Articles, are two members entitled to vote at the meeting present in person or by proxy together holding or representing by proxy not less than five percent of the issued shares of the Company. The Company’s quorum requirement as set forth in the Articles is not prohibited by, and does not contravene, the Companies Law.

Proxy Delivery Requirement: the NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company complies with the applicable rules and regulations in Canada.

In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.austin.gold. Information contained on the Company’s website is not part of this Form 20-F.

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2022, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-57 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the board of directors include:

All the above statements are available on the Company’s website at www.austin.gold under the Company’s profile on SEDAR at www.sedar.com.

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-57

AUSTIN GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in United States dollars)

To the shareholders of Austin Gold Corp.

The accompanying consolidated financial statements of Austin Gold Corp. have been prepared by management which is responsible for the integrity and fairness of the information presented, including responsibility for significant accounting estimates and judgments. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In fulfilling its responsibilities, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of these consolidated financial statements.

The Board of Directors oversees the responsibilities of management for financial reporting through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the consolidated financial statements and recommends them to the Board of Directors for approval. The Audit Committee meets regularly with management to review internal control procedures and advise directors on auditing and financial reporting matters.

The consolidated financial statements have been audited by Manning Elliott LLP on behalf of the shareholders and their report follows.

“Dennis Higgs”	“Grant Bond”
Dennis Higgs	Grant Bond
President	Chief Financial Officer

March 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Austin Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Austin Gold Corp. and its subsidiary (the “Company”), as of December 31, 2022, December 31, 2021 and January 1, 2021, the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, December 31, 2021 and January 1, 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Change in Presentation Currency

As discussed in Note 3(b) to the consolidated financial statements, the Company has elected to change the presentation currency used in preparing the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

MANNING ELLIOTT LLP

Vancouver, Canada

March 15, 2023

We have served as the Company’s auditor since 2020.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in United States dollars

			Restated (Note 3b)
		December 31,	December 31,	January 1,
	Note	2022	2021	2021
ASSETS
Current assets
Cash and cash equivalents		$630,623	$1,094,550	$1,902,133
Short-term investments	6	11,649,079	—	—
Receivables and other	7	211,285	12,737	2,952
		12,490,987	1,107,287	1,905,085
Non-current assets
Marketable securities	8	16,473	196,847	334,676
Exploration and evaluation (“E&E“) assets	9	2,369,034	1,286,156	686,737
Property and equipment	10	1,181	1,803	2,564
Total assets		$14,877,675	$2,592,093	$2,929,062
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11	$97,825	$60,773	$29,800
		97,825	60,773	29,800
SHAREHOLDERS’ EQUITY
Share capital	12	16,329,958	2,714,755	2,703,053
Other reserves	12	2,044,692	1,624,053	1,624,053
Accumulated other comprehensive income (loss) (“AOCI”)		(574,949)	143,972	122,511
Deficit		(3,019,851)	(1,951,460)	(1,550,355)
		14,779,850	2,531,320	2,899,262
Total liabilities and shareholders’ equity		$14,877,675	$2,592,093	$2,929,062
Nature of operations and going concern	1
Commitments	17

Approved on behalf of the Board of Directors:

“Benjamin D. Leboe”	“Joseph J. Ovsenek”
Benjamin D. Leboe	Joseph J. Ovsenek
Chair of the Audit Committee and Director	Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Expressed in United States dollars, except for share data

			For the year ended
		December 31,	December 31,
	Note	2022	2021
			Restated (Note 3b)
Administrative expenses
Management and consulting fees		$634,169	$18,350
Professional fees		295,193	236,149
Insurance		262,315	7,397
Listing and filing fees		164,837	9,061
Share-based compensation	12	162,628	—
Marketing		139,655	2,607
Investor relations		34,294	2,073
General and administrative		12,299	12,851
Travel expenses		11,377	—
Depreciation	10	527	780
Operating loss		(1,717,294)	(289,268)
Unrealized fair value loss on marketable securities	8	(174,634)	(108,653)
Realized gain on marketable securities	8	—	6,443
Interest and finance income		183,213	—
Foreign exchange gain (loss)		640,324	(9,627)
Net loss for the year		$(1,068,391)	$(401,105)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to earnings or loss:
Currency translation adjustments		(718,921)	21,461
Comprehensive loss for the year		$(1,787,312)	$(379,644)
Loss per share - basic and diluted		$(0.09)	$(0.04)
Weighted average number of shares		11,985,877	9,516,560

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in United States dollars

			For the year ended
		December 31,	December 31,
	Note	2022	2021
			Restated (Note 3b)
Cash flows used in operating activities
Net loss for the year		$(1,068,391)	$(401,105)
Items not affecting cash:
Depreciation	10	527	780
Interest and finance income		(183,213)	—
Share-based compensation	12	162,628	—
Realized gain on marketable securities	8	—	(6,443)
Unrealized foreign exchange gain		(678,210)	—
Unrealized fair value loss on marketable securities	8	174,634	108,653
Changes in non-cash working capital items:
Receivables and other		(207,210)	(9,867)
Accounts payable and accrued liabilities		7,423	31,283
Net cash used in operating activities		(1,791,812)	(276,699)
Cash flows used in investing activities
Expenditures on E&E assets		(1,066,431)	(586,923)
Interest received		49,156	—
Proceeds from sale of marketable securities	8	—	38,632
Purchase of short-term investments		(14,000,000)	—
Redemption of short-term investments		2,500,000	—
Net cash used in investing activities		(12,517,275)	(548,291)
Cash flows generated by financing activities
Proceeds from initial public offering ("IPO")	12	15,019,000	—
Share issuance costs	12	(1,165,580)	—
Net cash generated by financing activities		13,853,420	—
Decrease in cash and cash equivalents for the year		(455,667)	(824,990)
Cash and cash equivalents, beginning of year		1,094,550	1,902,133
Effect of foreign exchange rate changes on cash and cash equivalents		(8,260)	17,407
Cash and cash equivalents, end of year		$630,623	$1,094,550
Supplemental cash flow information	14

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Expressed in United States dollars, except for share data

		Number of
	Note	common	Share	Other
		shares	capital	reserves	AOCI	Deficit	Total
Balance - December 31, 2020 Restated (Note 3b)		9,512,000	$2,703,053	$1,624,053	$122,511	$(1,550,355)	$2,899,262
Shares issued for property option payments	12	5,000	11,702	—	—	—	11,702
Currency translation adjustments		—	—	—	21,461	—	21,461
Loss for the year		—	—	—	—	(401,105)	(401,105)
Balance - December 31, 2021 Restated (Note 3b)		9,517,000	$2,714,755	$1,624,053	$143,972	$(1,951,460)	$2,531,320
Shares issued pursuant to IPO	12	3,754,750	15,019,000	—	—	—	15,019,000
Share issuance costs	12	—	(1,403,797)	238,217	—	—	(1,165,580)
Value assigned to share options and warrants vested	12	—	—	182,422	—	—	182,422
Currency translation adjustments		—	—	—	(718,921)	—	(718,921)
Loss for the year		—	—	—	—	(1,068,391)	(1,068,391)
Balance - December 31, 2022		13,271,750	$16,329,958	$2,044,692	$(574,949)	$(3,019,851)	$14,779,850

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

(a) Nature of operations

Austin Gold Corp. (the “Company”) was incorporated on April 21, 2020, in British Columbia (“BC”), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol “AUST”. The Company’s registered office is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company is focused on the acquisition, exploration and development of mineral resource properties primarily in the western United States of America (“USA”).

The Company has not yet determined whether its mineral resource properties contain mineral reserves that are economically recoverable. The continued operation of the Company is dependent upon the preservation of its interest in its properties, the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of such properties and upon future profitable production or proceeds from the disposition of such properties.

(b) Going concern assumption

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from December 31, 2022. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the year ended December 31, 2022, the Company incurred a net loss of $1,068,391 and used cash in operating activities of $1,791,812. As at December 31, 2022, the Company had cash and cash equivalents of $630,623, a working capital (current assets less current liabilities) surplus of $12,393,162 and an accumulated deficit of $3,019,851.

The operations of the Company have primarily been funded by the issuance of common shares. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

2. BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on March 15, 2023.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entity controlled by the Company, its subsidiary, listed in the following table:

	Place of	Proportion of
Name of subsidiary	incorporation	ownership interest	Principal activity
Austin American Corporation (“Austin NV”)	Nevada, USA	100%	Holds interests in exploration projects

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency translation

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

For the parent entity, with the completion of the IPO on the NYSE American stock exchange, future equity financings are expected to generate proceeds denominated in United States dollars (“USD”). In addition, E&E expenditures and administrative costs incurred to conduct business activities are primarily denominated in USD. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the parent entity was reassessed. The functional currency of the parent entity changed from the Canadian dollar (“CAD” or “C$”) to the USD commencing on December 31, 2022. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

The functional currency of the Company’s subsidiary remains the USD.

Presentation currency

On December 31, 2022, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other USA listed businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From December 31, 2022, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to December 31, 2022, the statements of financial position for each period presented have been translated from the CAD functional currency to the USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2020. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising on translation from the CAD functional currency to the USD presentation currency prior to the change in functional currency to USD, have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

Transactions and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses result from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in currencies other than an entity’s functional currency. These gains (losses) are recognized in the statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the date of the initial transactions.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Financial instruments

Financial instruments – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms which give rise to the cash flows.

For assets measured at fair value, gains (losses) will either be recorded in earnings (loss) or other comprehensive income (“OCI”). For investments in debt instruments, this will depend on the business model for which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when, and only when, its business model for managing those assets changes.

Financial instruments – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the statement of loss and comprehensive loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●	Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.
●	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.
●	FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the statement of loss and comprehensive loss within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in gain (loss) on change in fair value of financial instruments in the statement of loss and comprehensive loss as applicable.

Financial instruments - Impairment

An expected credit loss (“ECL”) impairment model applies which requires a loss allowance to be recognized based on ECLs. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in earnings (loss) for the period.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through earnings (loss) to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial instruments - Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and  comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Cash and cash equivalents are classified at amortized cost. Interest and finance income is recognized by applying the effective interest rate method.

Short-term investments

Short-term investments comprise term deposits and redeemable short-term investment certificates (“RSTICs”) held at major financial institutions with an original maturity date between three and twelve months. Short-term investments are classified at amortized cost. Interest and finance income is recognized by applying the effective interest rate method.

Marketable securities

Marketable securities comprise of common shares of publicly traded companies. Marketable securities are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Changes in fair value at each reporting date are included in the statement of loss and comprehensive loss as gain (loss) on marketable securities.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative liabilities

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date. Changes in fair value at each reporting date are included in the statement of loss and comprehensive loss as gain (loss) on change in fair value of derivative liability.

(d) Property and equipment

Property and equipment is measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset at the end of its useful life. The purchase price or construction cost is the fair value of consideration to acquire the asset.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation of property and equipment commences when the asset has been fully commissioned and is available for its intended use. Depreciation is calculated using declining balance rates ranging from 15% to 30% per annum or the straight-line method to allocate cost over the estimated useful lives. Depreciation on assets that are directly related to E&E assets are allocated to that E&E asset.

Depreciation methods and estimated useful lives and residual values are reviewed annually and when facts and circumstances indicate that a review should be performed. Changes in estimates are accounted for prospectively.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain (loss) arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of loss  and comprehensive loss.

(e) Mineral properties

Mineral properties are measured at cost less accumulated depletion and accumulated impairment losses. Mineral properties include the fair value attributable to mineral reserves and mineral resources acquired in a business combination or asset acquisition, mine development costs and previously capitalized E&E expenditures. Upon commencement of production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using mineral units mined over the estimated proven and probable mineral reserves of the mine.

(f) E&E assets

All E&E expenditures are capitalized, including the costs of acquiring exploration stage properties, except for E&E expenditures incurred before the Company has obtained legal rights to explore an area, which are expensed.

Exploration expenditures are costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for Mineral Resources, as defined by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combinations or asset acquisitions. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development or mineralized material is commercially justified including preliminary economic assessments (“PEA”), pre-feasibility and final feasibility studies.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, expenditures are tested for impairment and reclassified to mineral properties.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●	The extent to which mineral reserves and mineral resources as defined by NI 43-101 have been identified through a feasibility study or similar document;
●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
●	The status of environmental permits; and
●	The status of mining leases or permits.

(g) Impairment of non-financial assets

The carrying amounts of assets included in E&E assets and property and equipment are assessed for impairment at the end of each reporting period or whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Future cash flows are estimated using the following significant assumptions: mineral reserves and mineral resources, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rates. All inputs used are those that an independent market participant would consider appropriate.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings (loss) immediately.

(h) Decommissioning and restoration provision

Decommissioning and restoration provisions are recognized when there is a significant disturbance to the areas in which E&E activities have occurred and when the provision can be estimated reliably.

Decommissioning and restoration costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate of similar maturity that reflects current market assessments of time value of money and the risks specific to the liability.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Each period, the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each reporting period for the unwinding of the discount, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the provision.

(i) Income taxes

Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

(j) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares, share options and warrants are recognized as a deduction from equity, net of any tax effects.

If common shares are issued as consideration for the acquisition of a mineral project, the common shares are measured at their fair value based on the quoted share price of the Company on the date the transaction is executed.

The Company applies the residual value method with respect to the measurement of common shares and warrants issued as a unit for a private placement. The residual value method first allocates value to the more easily measurable component based on fair value (i.e. common shares) and then the residual value, if any, to the less measurable component (i.e. warrants). Any value attributed to the warrants is recorded to other reserves in equity.

(k) Share-based payment transactions

Share options granted under the Company’s equity settled share-based option plan are measured at fair value at the date of grant and recognized as an expense with a corresponding increase to other reserves in equity. An individual is classified as an employee when the individual is an employee for legal and tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.

However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instrument granted at the date the non-employee provides the goods or the services.

Fair value is determined using the Black-Scholes option pricing model, which relies on estimates of the risk-free interest rate, expected share price volatility, future dividend payments and the expected average life of the options. The fair value determined at the grant date is recognized as an expense over the vesting period in accordance with the vesting terms and conditions (graded vesting method), with a corresponding increase to other reserves in equity.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

When share options are exercised, the applicable amounts of other reserves are transferred to share capital.

(l) Loss per share

The Company presents loss per share data, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares, including share options and warrants.

(m) Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction where there is a transfer of resources or obligations between related parties.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

●	The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. For the impact on the consolidated results from the change in functional currency, refer to Note 3b.
●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1b); and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2022.

Significant sources of material estimation uncertainty include:

●	The determination of the fair value of warrants held as marketable securities by the Company (refer to Note 8);
●	The determination of the fair value of underwriter warrants issued by the Company as part of the IPO (refer to Note 12d); and
●	The determination of the fair value of share options and warrants issued by the Company (refer to Note 12c and 12d).

5. NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

●	In January 2020, the IASB issued amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. Retrospective application is required on adoption. This amendment is not expected to have a material impact on the Company.

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on the Company.

6. SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2022	2021
Term deposits	$10,144,301	$—
RSTICs	1,504,778	—
	$11,649,079	$—

The term deposits and RSTICs mature on February 10, 2023 and November 29, 2023, respectively.

7. RECEIVABLES AND OTHER

	December 31,	December 31,
	2022	2021
Prepaid expenses and deposits	$176,703	$9,016
Tax receivables	34,582	3,721
	$211,285	$12,737

8. MARKETABLE SECURITIES

As at December 31, 2022, the Company holds 2,231,000 common shares (2021 – 2,231,000) and 1,250,000 warrants (2021 – 1,250,000) in Nevada Exploration Inc. (“NGE”). A continuity of the marketable securities is as follows:

	December 31,	December 31,
	2022	2021
Opening balance	$196,847	$334,676
Realized gain on sale of marketable securities	—	6,443
Proceeds from disposition of marketable securities	—	(38,632)
Foreign exchange movements	(5,740)	3,013
Unrealized fair value loss on marketable securities	(174,634)	(108,653)
Ending balance	$16,473	$196,847

As at December 31, 2022, the estimated fair value of the warrants in NGE was $1 (2021 – $3,275) determined using the Black-Scholes pricing model using the following assumptions:

	December 31,		December 31,
	2022		2021
Share price	C$	0.01	C$	0.11
Exercise price	C$	0.50	C$	0.50
Expected life		0.02 years		1.02 years
Expected volatility		93.10%		86.99%
Risk-free interest rate		4.30%		0.25%
Expected dividend yield		Nil		Nil

Subsequent to December 31, 2022, on January 7, 2023, the warrants in NGE expired in accordance with the terms of the private placement.

9. E&E ASSETS

The E&E assets of the Company, by property and nature of expenditure, as of December 31, 2022 and 2021 were as follows:

	Kelly	Fourmile	Lone		Stockade
	Creek	Basin	Mountain	Miller	Mountain	Total
Balance - December 31, 2020	$231,414	$346,675	$108,648	$—	$—	$686,737
E&E expenditures:
Acquisition costs	50,000	34,242	30,000	61,702	—	175,944
Consulting	656	21,300	7,236	2,109	—	31,301
Field work	—	1,843	—	—	—	1,843
Finders’ fees	—	—	—	10,000	—	10,000
Geophysics	—	—	—	3,188	—	3,188
Mapping	—	277	188	5,919	—	6,384
Mining rights and claim fees	95,958	54,669	80,370	114,919	—	345,916
Technical reports	1,126	6,120	11,285	—	—	18,531
Travel	—	4,835	—	—	—	4,835
Total E&E expenditures	147,740	123,286	129,079	197,837	—	597,942
Movement in foreign exchange	—	1,477	—	—	—	1,477
Balance - December 31, 2021	$379,154	$471,438	$237,727	$197,837	$—	$1,286,156
E&E expenditures:
Acquisition costs	50,000	54,433	20,000	25,000	25,000	174,433
Assays	24,554	—	—	—	—	24,554
Consulting	12,693	47,007	7,406	7,956	16,329	91,391
Drilling	327,145	96,993	—	—	—	424,138
Field supplies	2,121	—	—	—	2,250	4,371
Field work	1,500	2,332	—	—	—	3,832
Finders’ fees	—	—	—	10,000	—	10,000
Geophysics	3,000	—	—	1,769	—	4,769
Mapping	6,375	—	—	5,250	—	11,625
Mining rights and claim fees	96,333	53,095	80,370	49,749	46,666	326,213
Share-based compensation	5,235	5,233	5,235	5,235	5,235	26,173
Travel	6,769	4,144	—	44	566	11,523
Total E&E expenditures	535,725	263,237	113,011	105,003	96,046	1,113,022
Movement in foreign exchange	—	(30,144)	—	—	—	(30,144)
Balance - December 31, 2022	$914,879	$704,531	$350,738	$302,840	$96,046	$2,369,034

Acquisition costs include pre-production payments, lease payments and advanced royalty payments in accordance with the terms of the property agreements.

9. E&E ASSETS (Continued)

(a) Kelly Creek Project (Nevada, USA)

The Company entered into an agreement with Pediment Gold LLC (“Pediment”), a subsidiary of NGE, for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project. The Company may exercise the option to earn a 51% interest by incurring the following minimum annual E&E expenditures on the project:

September 1, 2022	C$	750,000	(1)	Complete
June 1, 2023	C$	1,000,000		In progress
June 1, 2024	C$	1,500,000		In progress
June 1, 2025	C$	1,500,000		In progress

(1)	$400,000 must be spent on geophysics, geochemistry, drilling or other mutually agreed program.

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring additional annual E&E expenditures in the amount of C$1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a pre-feasibility study prior to June 1, 2029.

At Pediment’s election, within 120 days of the approval by the joint venture of a feasibility study, the Company will be obligated to provide NGE’s portion of any debt financing or arrange for third party financing of NGE’s portion of any debt financing required to construct a mine on the project in consideration for the transfer by Pediment to the Company an additional 5% interest in the joint venture.

There are minimum annual royalty payments required by the Company as part of two underlying agreements within the Kelly Creek Project including: (i) the Genesis agreement and (ii) the Hot Pot agreement.

Under the Genesis agreement, the joint venture has the option to purchase 100% of the Genesis claims for $1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty and the following advance royalty payments:

October 1, 2020	$20,000		Paid
October 1, 2021	$20,000		Paid
October 1, 2022	$20,000		Paid
October 1, 2023 and every year thereafter	$50,000	(1)

(1)	In accordance with the terms of the agreement, the amount will be adjusted for inflation.

Cumulative advanced royalty payments will be credited against royalty payment obligations and the purchase price. The net smelter return royalty can be reduced by 50% to 0.75% upon payment of $750,000 (as adjusted for inflation).

Under the Hot Pot agreement, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023 and every year thereafter	$30,000

9. E&E ASSETS (Continued)

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

(b) Fourmile Basin Property (Nevada, USA)

The Company entered into a mineral lease agreement with La Cuesta International, Inc. (“LCI”) on the Fourmile Basin Property. Under the terms of the agreement, the Company is subject to the following pre-production payments:

June 18, 2020	$25,000	Paid
	33,333 common shares	Issued
December 18, 2020	$5,000	Paid
June 18, 2021	$10,000	Paid
December 18, 2021	$10,000	Paid
June 18, 2022	$15,000	Paid
December 18, 2022 and every six months thereafter	$20,000	Paid

In addition, the Company is required to incur the following minimum E&E expenditures on the property:

Year 1 from date of agreement	$30,000	Complete
Year 2 to Year 3 from date of agreement	$50,000	Complete

The Company is required to pay a production royalty of 2.0% of the net smelter returns for claims 100% owned by LCI and 0.5% of the net smelter returns for third party claims within LCI’s area of influence. Payments to LCI totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties by 50% to 1.0% and 0.25%, respectively. Pre-production payments are deductible against future production royalties.

Under the terms of the Fourmile Basin mineral lease agreement, the Company is required to fulfill obligations to NexGen Mining Inc. (“NexGen”) which holds certain properties within the Fourmile Basin lease boundary. Under the agreement, the Company is subject to the following cash advanced royalty payments:

October 24, 2020	$10,000	Paid
October 24, 2021	$15,000	Paid
October 24, 2022	$20,000	Paid
October 24, 2023 and every year thereafter	$25,000

The Company is required to incur the following minimum E&E expenditures on the property:

October 24, 2020	$5,000	Complete
October 24, 2021	$10,000	Complete
October 24, 2022	$15,000	Complete
October 24, 2023	$20,000	In progress
October 24, 2024 and every year thereafter	$20,000	In progress

Any mineral production on the NexGen claims is subject to a 2.0% net smelter return royalty. The net smelter return royalty can be reduced by 1.0% for $250,000 and the remaining 1.0% for $500,000.

9. E&E ASSETS (Continued)

(c) Lone Mountain Property (Nevada, USA)

The Company entered into a mineral lease agreement with option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000
November 1, 2024	$30,000
November 1, 2025 and every year thereafter(1)	$30,000

(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	In progress
September 1, 2025	$250,000	In progress
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

Any mineral production on the claims is subject to a 3.0% net smelter return royalty. The net smelter return royalty can be reduced by 0.5% to 2.5% for $2,000,000. The Company has the option to purchase the entire interest in the project, except for the royalty, once there is a discovery of at least 500,000 ounces of gold (or equivalent in other metals) or a pre-feasibility study has been completed. The Company may exercise this option by payment of $2,000,000, reduced by the pre-production payments paid to the date of purchase.

(d) Miller Project (Nevada, USA)

The Company entered into a mineral lease agreement with the option to purchase the Miller Project with Shea Clark Smith and Gregory B. Maynard on February 1, 2021. Under the terms of the agreement, the Company is subject to the following annual lease payments:

Signing of the lease	$50,000		Paid
	5,000 common shares		Issued
February 1, 2022	$25,000		Paid
February 1, 2023	$25,000		Paid	(1)
February 1, 2024 and every year thereafter	$30,000	(2)

(1)	The amount was paid subsequent to December 31, 2022.
(2)	Lease payments of $30,000 are required every year after February 1, 2024, until a total of $500,000 has been paid.

The Company is required to drill 2,000 meters by November 4, 2023 and an additional 3,000 meters by May 4, 2025.

The Company has the option to purchase the lease outright at any time for $500,000 less cumulative lease payments to the date of purchase. Any mineral production on the claims is subject to a 2.0% net smelter return royalty and third-party claims acquired within the area of influence are subject to a 0.5% net smelter return royalty. The 2.0% net smelter return royalty can be reduced by 50% to 1.0% for $2,000,000.

9. E&E ASSETS (Continued)

The Miller Project was recommended to the Company by Bull Mountain Resources, LLC (“BMR”). As a result, the Company is required to make finders’ fee payments in accordance with the introductory agent agreement (refer to Note 17).

The Miller Project consists of 117 claims in the original lease agreement and an additional 164 claims which were staked in January 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company had filed the required documentation with the Bureau of Land Management (“BLM”) and county officials as required, there was a dispute regarding ownership of 134 newly staked claims and 36 original claims. Management has been monitoring the BLM and county registration sites to confirm whether property maintenance fees were paid on the disputed claims by the contending party. The contending party did not pay the property maintenance fees on the disputed claims when they were due on September 1, 2022.

The Company believes it is probable that a future economic benefit will flow to the Company from this property. As at December 31, 2022, the carrying value of the Miller Project is $302,840.

(e) Stockade Mountain Property (Oregon, USA)

The Company entered into a mineral lease and option agreement with BMR to lease a 100% interest in the Stockade Mountain Property. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000
November 16, 2023	$15,000
May 16, 2024	$15,000
November 16, 2024 and every six months thereafter	$25,000

The Company is required to incur the following minimum E&E expenditures on the property:

May 16, 2023	$30,000	In progress
May 16, 2024	2,000 meters of drilling	In progress

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims by 50% to 1.0%.

10. PROPERTY AND EQUIPMENT

Computer
equipment
Net book value - December 31, 2020	$2,564
Depreciation	(780)
Movement in foreign exchange	19
Net book value - December 31, 2021	1,803
Depreciation	(527)
Movement in foreign exchange	(95)
Net book value - December 31, 2022	1,181

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2022	2021
Trade payables	$64,600	$38,740
Accrued liabilities	33,225	22,033
	$97,825	$60,773

12. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At December 31, 2022, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On May 6, 2022, the Company issued 3,754,750 shares at $4.00 pursuant to the closing of the Company’s IPO for gross proceeds of $15,019,000. Total share issuance costs were $1,165,580. The Company also issued 262,833 underwriter warrants relating to the IPO (refer to Note 12d).

On February 2, 2021, the Company issued 5,000 common shares with a fair value in the amount of $11,702 related to obligations under a mineral lease agreement.

(b) Other reserves

The Company’s other reserves consisted of the following:

	December 31,	December 31,
	2022	2021
Other reserve - Share options	$1,781,096	$1,624,053
Other reserve - Warrants	263,596	—
	$2,044,692	$1,624,053

(c) Share options

The Company has adopted an incentive share option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares. The term of each share option is set by the Board of Directors at the time of grant but cannot exceed a maximum term of ten years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the then market price of common shares.

The following table summarizes the changes in share options for the year ended December 31:

	2022		2021
		Weighted		Weighted
	Number of	average	Number of	average
	share options	exercise price	share options	exercise price
Outstanding, January 1,	716,663	$2.37	716,663	$2.36
Granted	460,003	0.92	—	—
Expired	(83,333)	2.36	—	—
Outstanding, December 31,	1,093,333	$1.67	716,663	$2.37

The following table summarizes information about share options outstanding and exercisable at December 31, 2022:

	Share options outstanding		Share options exercisable
	Number of	Weighted	Number of	Weighted
	share options	average years	share options	average
Exercise prices	outstanding	to expiry	exercisable	exercise price
$0.50 - $1.00	460,003	4.82	114,994	0.92
$2.01 - $2.50	633,330	7.20	633,330	$2.22
	1,093,333	6.20	748,324	$2.02

The total share-based compensation expense for the year ended December 31, 2022 was $157,043 (2021 – nil) of which $130,870 has been expensed in the statement of loss and comprehensive loss and $26,173 has been capitalized to E&E assets.

12. SHARE CAPITAL AND OTHER RESERVES (Continued)

The following are the weighted average assumptions used to estimate the fair value of share options granted for the years ended December 31, 2022 and 2021 using the Black-Scholes pricing model:

		For the year ended
	December 31,	December 31,
	2022	2021
Expected life	5.00 years	N/A
Expected volatility	143.18%	N/A
Risk-free interest rate	4.09%	N/A
Expected dividend yield	—	N/A
Forfeiture rate	—	N/A

Option pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

(d) Warrants

The following table summarizes the changes in warrants for the year ended December 31:

	2022		2021
	Number of	Warrant	Number of	Warrant
	warrants	reserve	warrants	reserve
Outstanding, January 1,	—	$—	—	$—
Transactions during the year:
Warrants issued - IPO	262,833	238,217	—	—
Warrants issued - consultants	100,000	25,379	—	—
Outstanding, December 31,	362,833	$263,596	—	$—

On May 6, 2022, the Company issued 262,833 warrants to the underwriters in connection with the IPO. The warrants are exercisable at a price of $4.40 or on a cashless basis for shares at the option of the holder. The underwriter warrants expire on November 6, 2023. At issuance, the underwriter warrants were valued at $238,217 using the Black-Scholes pricing model and were recorded as a share issuance cost.

On November 1, 2022, the Company issued 100,000 warrants to an investor relations consultant. The warrants vest over tranches at an exercise price of $0.81. The warrants expire on November 1, 2025. The total share-based compensation expense for the year ended December 31, 2022 was $26,480 which was expensed in the statement of loss and comprehensive loss.

The following are the weighted average assumptions used to estimate the fair value of warrants issued for the years ended December 31, 2022 and 2021 using the Black-Scholes pricing model:

		For the year ended
	December 31,	December 31,
	2022	2021
Expected life	1.91 years	N/A
Expected volatility	109.94%	N/A
Risk-free interest rate	1.42%	N/A
Expected dividend yield	—	N/A
Forfeiture rate	—	N/A

Warrant pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

13. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company’s directors and officers including its President, Corporate Secretary and Chief Financial Officer (“CFO”).

Directors and key management compensation:

		For the year ended
	December 31,	December 31,
	2022	2021
Management and consulting fees	$559,591	$12,206
Share-based compensation	136,148	—
Directors’ fees	44,380	—
	$740,119	$12,206

For the year ended December 31, 2022, the Company’s officers incurred $50,359 (2021 – $11,266) of administration expenses in the normal course of business on behalf of the Company.

For the year ended December 31, 2022, the Company incurred $21,149 (2021 – nil) with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management and consulting fees in the statement of loss and comprehensive loss.

As at December 31, 2022, accounts payable and accrued liabilities include $7,568 (2021 – nil) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of NGE, for the Kelly Creek Project (refer to Note 9) and owns 2,231,000 common shares of NGE (refer to Note 8). The President of the Company served as the non-executive chairman and director of NGE until October 1, 2022. As of December 31, 2022, the Corporate Secretary and a director of the Company were directors of NGE.

14. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in E&E assets were as follows:

		For the year ended
	December 31,	December 31,
	2022	2021
Accounts payable and accrued liabilities	$(37,130)	$—
Share-based compensation	26,173	—
Common shares issued	—	11,702
	$(10,957)	$11,702

15. FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under the oversight of and policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

15. FINANCIAL RISK MANAGEMENT (Continued)

(i)Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2022, with all other variables held constant:

	Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$11,629	$(11,629)
Receivables and other	16,098	(16,098)
Marketable securities	1,647	(1,647)
Accounts payable and accrued liabilities	(5,234)	5,234

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company’s current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of December 31, 2022, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31,	December 31,
	2022	2021
Cash and cash equivalents	$630,623	$1,094,550
Short-term investments	11,649,079	—
	$12,279,702	$1,094,550

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

15. FINANCIAL RISK MANAGEMENT (Continued)

The Company has issued surety bonds to support future decommissioning and restoration provisions.

Contractual undiscounted cash flow requirements for contractual obligations as at December 31, 2022 are as follows:

	Carrying	Contractual	Due within	Due within	Due within
	amount	cash flows	1 year	2 years	3 years
Accounts payable and accrued liabilities	$97,825	$97,825	$97,825	$—	$—
	$97,825	$97,825	$97,825	$—	$—

(d) Capital management

The Company’s objectives in managing capital are to safeguard the ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash and cash equivalents and equity in the capital structure and adjusts the capital structure, as necessary, to continue as a going concern and to support the acquisition, exploration and development of its mineral projects.

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, other reserves, AOCI and deficit.

To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of mineral projects to facilitate the management of its capital requirements.

The Company prepares annual expenditure budgets that are reviewed by the Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made for the Company.

(e) Fair value estimation

The Company’s financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The Company’s financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using NGE’s share price on the TSX Venture Exchange and assumptions used in the Black-Scholes pricing model.

15. FINANCIAL RISK MANAGEMENT (Continued)

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at December 31, 2022	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$630,623	$—	$—	$—
Short-term investments	—	11,649,079	—	—	—
Marketable securities	16,473	—	16,472	—	1
	$16,473	$12,279,702	$16,472	$—	$1

As at December 31, 2021	Carrying value		Fair value
	FVTPL	Amortized	Level 1	Level 2	Level 3
		cost
Financial assets
Cash and cash equivalents	$—	$1,094,550	$—	$—	$—
Marketable securities	196,847	—	193,572	—	3,275
	$196,847	$1,094,550	$193,572	$—	$3,275

16. TAXATION

(a) Deferred income taxes

The tax effects of temporary differences between the amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred income taxes as follows:

		For the year ended
	December 31,	December 31,
	2022	2021
Tax loss carry forwards	$332,184	$99,672
Share issuance costs	288,230	—
Marketable securities and other	74,568	41,908
Deferred income taxes not recognized	(694,982)	(141,580)
	$—	$—

The Company has tax losses in Canada of approximately $1,191,205 (2021 – $375,315) expiring in various amounts from 2040 to 2042. The other temporary differences do not expire under current legislation. A deferred tax asset has not been recognized in respect of the temporary differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

(b) Income tax expense (recovery)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2021 – 27.0%) as follows:

		For the year ended
	December 31,	December 31,
	2022	2021
Expected income tax recovery	$(288,466)	$(108,298)
Share issuance costs	(298,176)	—
Impact of difference in tax rates and other	(10,670)	21,425
Share-based compensation	43,910	—
Deferred income taxes not recognized	553,402	86,873
	$—	$—

For the Company’s subsidiary, the USA statutory income tax rate is 21.0% (2021 – 21.0%) and the Nevada state statutory income tax rate is nil (2021 – nil).

17. COMMITMENTS

The Company executed an introductory agent agreement with BMR (the “BMR Agreement”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee. The BMR Agreement is currently in effect for the Miller Project, as of February 1, 2021, with the introductory agent fee commitment as follows:

Within 15 days of acquisition	$5,000	Paid
6 months after acquisition	$5,000	Paid
12 months after acquisition	$5,000	Paid
18 months after acquisition	$5,000	Paid
24 months after acquisition	$7,500	Paid	(1)
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

(1)	The amount was paid subsequent to December 31, 2022.

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

18. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company’s single business segment. All of the Company’s E&E assets are located in the USA.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2021

(Expressed in Canadian Dollars)

To the Shareholders of Austin Gold Corp.:

The accompanying consolidated financial statements of Austin Gold Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including responsibility for significant accounting estimates and judgments. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In fulfilling its responsibilities, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of the consolidated financial statements.

The Board of Directors oversees the responsibilities of management for financial reporting through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the consolidated financial statements and recommends them to the Board of Directors for approval. They meet regularly with management to review internal control procedures, advise directors on auditing matters and financial reporting issues.

Manning Elliott LLP, the Company’s independent auditors, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

On October 25, 2021, the Company conducted a three to one stock consolidation. All share capital figures disclosed in the following financial statements reflect the post-consolidated amounts.

“Dennis Higgs”	“Joseph Ovsenek”
Dennis Higgs	Joseph Ovsenek
President	Executive Chairman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Austin Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Austin Gold Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2021 and the period of incorporation on April 21, 2020 to December 31, 2020, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period then ended in conformity with International Financial Reporting Standards.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

March 15, 2022

We have served as the Company’s auditor since 2020.

Austin Gold Corp.

Consolidated Statements of Financial Position

As at December 31, 2021 and 2020

(expressed in Canadian dollars)

		December 31,	December 31,
	Note	2021	2020
		$	$
ASSETS

Current assets
Cash		1,387,670	2,421,796
GST receivable		11,430	3,133
Prepaid expenses		4,719	624
Total current assets		1,403,819	2,425,553

Non-current assets
Exploration and evaluation assets	4	1,632,043	875,371
Marketable securities	3	249,562	426,109
Fixed assets	5	2,285	3,265
Total non-current assets		1,883,890	1,304,745

Total Assets		3,287,709	3,730,298

LIABILITIES

Current liabilities
Amounts payable and accrued liabilities	8	77,048	37,942
Total liabilities		77,048	37,942

EQUITY

Share capital	6a	3,689,258	3,674,258
Option reserves	6b	2,100,550	2,100,550
Accumulated other comprehensive loss		(6,119)	(12,203)
Deficit		(2,573,028)	(2,070,249)
Total equity		3,210,661	3,692,356

Total Liabilities and Equity		3,287,709	3,730,298

The accompanying notes are an integral part of these consolidated financial statements

Commitments (Note 7)

These consolidated financial statements were approved and authorized for issue by the Board of Directors and are signed on its behalf by:

“Dennis Higgs”	Director	“Joseph Ovsenek”	Director

Austin Gold Corp.

Consolidated Statements of Comprehensive Loss

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

		Year ended	Period ended
	Note	December 31, 2021	December 31, 2020
		$	$
Expenses
Consulting and management fees		23,001	22,169
Depreciation	5	980	576
Foreign exchange loss		12,060	66,665
General and administrative		16,109	6,065
Insurance		9,272	—
Investor relations		2,597	2,152
Listing and filing fees		11,357	569
Marketing		3,268	7,762
Professional fees		296,013	82,950
Share-based compensation	6b	—	1,807,450
Loss before other items		374,657	1,996,358
Realized gain on marketable securities	3	(8,075)	—
Unrealized loss on marketable securities	3	136,197	73,891
Net loss for the period		502,779	2,070,249

Other comprehensive (income)/ loss
Items that may be reclassified to net loss:
Foreign currency translation (income)/ loss		(6,084)	12,203
Comprehensive loss for the period		496,695	2,082,452

Net loss per common share
Basic and fully diluted		$(0.05)	$(0.24)

Weighted average number of common shares outstanding
Basic and fully diluted		9,516,560	8,541,811

The accompanying notes are an integral part of these consolidated financial statements

Austin Gold Corp.

Consolidated Statement of Changes in Equity

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

					Accumulated
					other
		Number of	Share	Option	comprehensive		Total
	Note	Shares	Capital	Reserves	loss	Deficit	Equity
			$	$	$	$	$
Balance April 21, 2020		—	—	—	—	—	—

Issuance of founders shares at US$0.015 per common share	6a	6,666,668	139,290	—	—	—	139,290
Private placement at US$0.30 per common share	6a	1,083,333	441,853	—	—	—	441,853
Private placement at US$0.75 per common share	6a	928,666	949,366	—	—	—	949,366
Private placement at $1.05 per common share	6a	133,333	140,000	—	—	—	140,000
Private placement at $3.00 per common share	6a	666,667	2,000,000	—	—	—	2,000,000
Share issue costs		—	(9,838)	—	—	—	(9,838)
Issuance of share capital per lease agreement	4b	33,333	13,587	—	—	—	13,587
Value assigned to options granted	6b	—	—	2,100,550	—	—	2,100,550
Net loss and comprehensive loss for the period		—	—	—	(12,203)	(2,070,249)	(2,082,452)
Balance at December 31, 2020		9,512,000	3,674,258	2,100,550	(12,203)	(2,070,249)	3,692,356
Issuance of share capital per lease agreement	4d	5,000	15,000	—	—	—	15,000
Net loss and comprehensive loss for the year		—	—	—	6,084	(502,779)	(496,695)
Balance at December 31, 2021		9,517,000	3,689,258	2,100,550	(6,119)	(2,573,028)	3,210,661

The accompanying notes are an integral part of these consolidated financial statements

Austin Gold Corp.

Consolidated Statements of Cash Flows

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

		Year ended	Period ended
	Note	December 31, 2021	December 31, 2020
		$	$
Cash flows used in operating activities
Net loss for the period		(502,779)	(2,070,249)
Items not affecting cash:
Depreciation		980	576
Foreign exchange loss		2,904	10,867
Unrealized loss on marketable securities	3	136,197	73,891
Realized gain on marketable securities	3	(8,075)	—
Share-based compensation		—	1,807,450
		(370,773)	(177,465)
Changes in non-cash operating working capital:
Increase in prepaid expenses		(4,035)	(624)
Increase in GST receivable		(8,297)	(3,133)
Increase in accounts payable and accrued liabilities		39,470	33,784
		(343,635)	(147,438)

Cash flows used in investing activities
Purchase of fixed assets	5	—	(3,841)
Payment for marketable securities	3	—	(500,000)
Proceeds from sale of marketable securities	3	48,425	—
Payments for mineral property activities		(738,916)	(587,596)
		(690,491)	(1,091,437)

Cash flows from financing activities
Net proceeds from issuance of common shares	6a	—	3,660,671
		—	3,660,671

Increase (decrease) in cash		(1,034,126)	2,421,796
Cash – beginning of period		2,421,796	—
Cash – end of period		1,387,670	2,421,796

Non-cash investing and financing activities:
Common shares issued for exploration and evaluation assets		15,000	13,587
Share-based compensation capitalized to exploration and evaluation assets		—	293,100

The accompanying notes are an integral part of these consolidated financial statements

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

1.NATURE OF OPERATIONS

Austin Gold Corp. together with its subsidiary, Austin American Corporation (collectively referred to as the “Company” or “Austin Gold”), is focused on the exploration and evaluation of mineral property interests in the state of Nevada, United States. The Company is in the process of filing a prospectus in British Columbia and a registration statement with the Securities and Exchange Commission in the United States of America.

The Company was incorporated on April 21, 2020 in British Columbia. The Company’s registered office is at MNP Tower, 1021 West Hastings Street, 9th Floor, Vancouver, BC, Canada.

All amounts are expressed in Canadian dollars, except for certain amounts denoted in United States dollars (“US$”).

The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

2.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company and its wholly-owned subsidiary and to the period presented in these consolidated financial statements.

a.Basis of presentation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors of the Company approved these consolidated financial statements and authorized them for issue on March 15, 2022.

Basis of Measurement

These consolidated financial statements of the Company have been prepared on an accrual basis, and are based on historical costs, except for financial instruments measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The subsidiary’s functional currency is United States dollars. All financial information is expressed in Canadian dollars unless otherwise stated and has been rounded to the nearest dollar.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.SIGNIFICANT ACCOUNTING POLICIES, continued

b.Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Austin American Corporation (“Austin NV”), from the Company’s incorporation on April 21, 2020. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated upon consolidation.

		Proportion of
	Place of	Ownership
Name of Subsidiary	Incorporation	Interest	Principal Activity
Austin American Corporation	Nevada, United States	100%	Exploration company

c.Use of estimates and judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from management’s best estimates as additional information becomes available.

Significant areas requiring the use of management estimates and judgments include:

i)	The determination of the fair value of the shares of the Company for the calculation of the share-based compensation.
ii)	The determination of the fair values of warrants held as marketable securities by the Company.
iii)	The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available to identify new business opportunities and working capital requirements, the outcome of which is uncertain.
iv)	The determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including: geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.
v)	The measurement of deferred income tax assets and liabilities.

d.Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives).

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.SIGNIFICANT ACCOUNTING POLICIES, continued

d.Financial instruments, continued

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s accounts payables are classified at amortized cost.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in consolidated statements of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss. The Company’s cash and marketable securities are classified as FVTPL.

Financial assets at FVTOCI are initially recorded at fair value adjusted for transaction costs. Dividends are recognized as income in the consolidated statements of comprehensive income (loss) unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of FVOTCI investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive income (loss).

e.Cash and cash equivalents

Cash and cash equivalents include cash in banks and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.SIGNIFICANT ACCOUNTING POLICIES, continued

f.Property, plant and equipment

Property, plant and equipment, reported herein as fixed assets, are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct expenditures associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of fixed assets have different useful lives, they are accounted for as separate items (major components) of fixed assets.

Amortization is calculated over the useful life of the asset at rates ranging from 15% to 30% per annum once the asset is available for use. Amortization charges on assets that are directly related to mineral properties are allocated to that mineral property.

g.Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of fair value through other comprehensive income (FVTOCI) instruments, which are recognized in other comprehensive (income)/ loss.

h.Mineral property interests

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a license to explore are expensed as incurred, to general exploration. Once the legal rights to explore a specific area have been obtained, expenditures on exploration and evaluation activities are capitalized as exploration and evaluation assets.

Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.SIGNIFICANT ACCOUNTING POLICIES, continued

i.Impairment of non-current assets

At each reporting period, management reviews mineral interest and property, plant and equipment for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs.

Past impairments are also considered at each reporting period and where there is an indication that an impairment loss may have decreased, the recoverable amount is calculated as outlined above to determine the extent of the recovery. If the recoverable amount of the asset is more than its carrying amount, the carrying amount of the asset is increased to its recoverable amount and the impairment loss is reversed in the profit or loss for that period. The increased carrying amount due to reversal will not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

j.Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related asset. Amounts capitalized are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of comprehensive loss.

k.Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

l.Taxation

Income tax expense is comprised of current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statements of comprehensive income (loss) except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.SIGNIFICANT ACCOUNTING POLICIES, continued

l.Taxation, continued

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals, or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities.

The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

m.Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less measurable component. The Company considers the fair value of common shares issued in a unit private placement to be the more easily measurable component. The balance, if any, is allocated to the attached warrants. Any value attributed to the warrants is recorded as reserves.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.SIGNIFICANT ACCOUNTING POLICIES, continued

n.Share-based compensation

The Company’s stock option plan allows the Company’s directors, officers, employees, and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based compensation expense or capitalized to mineral interests with a corresponding increase in share-based payment reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Where options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to profit or loss. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for share options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each statement of financial position date.

At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, or where the fair value of goods or services received is not reliably measurable, they are measured at the fair value of the share-based compensation. Otherwise, share-based compensation is measured at the fair value of goods or services received.

o.Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average common shares outstanding are increased to include additional shares for the assumed exercise of share options and share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding share options and share purchase warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

p.Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction where there is a transfer of resources or obligations between related parties.

q.Adoption of new accounting standards, interpretations and amendments

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its financial statements would not be significant

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

3.MARKETABLE SECURITIES

The Company holds all marketable securities in an account with a Canadian broker.

Pursuant to a letter of intent with Nevada Exploration (see note 4a), on July 7, 2020 the Company participated in a private placement with Nevada Exploration Inc. purchasing 2,500,000 units at $0.20 per unit for a cost of $500,000. Each unit consists of one common share, and one-half of one warrant, with each whole warrant entitling the Company to acquire one additional common share at a price of $0.50 per whole warrant for a period of 30 months following closing; provided that if either (or both) of the volume weighted average price or the closing price (or closing bid price on days when there are no trades) of the common shares of Nevada Exploration traded (or quoted) on the TSX-V is greater than $0.90 per share for 10 consecutive trading days, then Nevada Exploration shall have the right to accelerate the warrant expiry date to the 30th day after the date on which Nevada Exploration gives notice to the Company in accordance with the certificates representing the warrants.

During the year ended December 31, 2021, the Company sold 269,000 common shares for net proceeds of $48,425, and a realized gain of $8,075.

As at December 31, 2021, the estimated fair value of the 2,231,000 (2020: 2,500,000) shares held by the Company was $245,410 (2020: $375,000) determined using the closing price on the TSX Venture Exchange, and the estimated fair value of the 1,250,000 warrants was $4,152 (2020: $51,109) determined using the Black-Scholes pricing model with the following assumptions:

	December 31, 2021			December 31, 2020
Share price		$0.11			$0.15
Exercise price		$0.50			$0.50
Volatility		87%			104%
Risk free interest rate		0.25%			0.25%
Expected life		1.02	years		2.0	years
Expected dividend yield	$	nil		$	nil

During the year ended December 31, 2021, the Company recognized an unrealized loss on marketable securities of $136,197 (2020: $73,891).

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4.EXPLORATION AND EVALUATION ASSETS

	Kelly	Fourmile	Lone	Miller
	Creek	Basin	Mountain	Project	Total
	$	$	$	$	$
Expenditures:
Acquisition costs*	66,233	67,120	104,240	—	237,593
Consulting	24,870	15,406	4,519	—	44,795
Geology	1,642	—	—	—	1,642
Geophysics	9,642	651	—	—	10,293
Mapping	1,889	—	—	—	1,889
Mining rights and claim fees	126,732	128,769	—	—	255,501
Reports	40,618	—	—	—	40,618
Share-based compensation	32,567	227,966	32,567	—	293,100
Travel	—	1,475	—	—	1,475
Total exploration costs	304,193	441,387	141,326	—	886,906
Movement in foreign exchange	(9,048)	—	(2,487)	—	(11,535)
Balance at December 31, 2020	295,145	441,387	138,839	—	875,371

Expenditures:
Acquisition costs*	63,000	43,412	37,800	78,300	222,512
Consulting	827	27,004	9,152	2,660	39,643
Field work	—	2,337	—	—	2,337
Finders fees	—	—	—	12,630	12,630
Geophysics	—	—	—	4,016	4,016
Mapping	—	351	230	7,302	7,883
Mining rights and claim fees	120,907	69,309	101,266	145,189	436,671
Technical reports	1,426	7,759	14,287	—	23,472
Travel	—	6,130	—	—	6,130
Total exploration costs	186,160	156,302	162,735	250,097	755,294
Movement in foreign exchange	32	—	461	885	1,378
Balance at December 31, 2021	481,337	597,689	302,035	250,982	1,632,043

*Acquisition costs includes pre-production payments, lease payments, and advanced royalty payments

a.Kelly Creek Project, Nevada, United States

On May 29, 2020, the Company entered into a letter of intent, as amended on June 24, 2020 (the “JV LOI”), with Nevada Exploration Inc. (“Nevada Exploration”), which contemplated an option for the Company to earn up to a 70% interest in a joint venture (the “Option to Joint Venture”) with Nevada Exploration in Nevada Exploration’s Kelly Creek project, located in Humboldt County, Nevada (the “Kelly Creek Project”).

In accordance with the JV LOI, the Company agreed to purchase, pursuant to a private placement, 2,500,000 units at a price of $0.20 per unit of Nevada Exploration for a total amount of $500,000 (see note 3).

On July 7, 2020, pursuant to the JV LOI, the Company entered into a definitive agreement (the “JV Agreement”) through Austin American Corporation (“Austin NV”), a wholly-owned subsidiary of the Company and Pediment Gold LLC (“Pediment”), a subsidiary of Nevada Exploration, whereby Austin NV will be able to exercise the Option to Joint Venture. On March 3, 2021, the Company signed an amendment to the JV Agreement that adjusted the minimum yearly expenditure requirements and extended the other deadlines within the agreement by one year.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4.EXPLORATION AND EVALUATION ASSETS, continued

a.Kelly Creek Project, Nevada, United States, continued

In accordance with the JV Agreement, as amended, Austin NV may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

	Original		Amended
September 1, 2021		$1,000,000	$	nil
June 1, 2022		$1,000,000	$	nil
September 1, 2022	$	nil		$750,000	*
June 1, 2023		$1,500,000		$1,000,000
June 1, 2024		$1,500,000		$1,500,000
June 1, 2025	$	nil		$1,500,000

*$400,000 of which must be spent on geophysics, geochemistry, drilling, or other mutually agreed program.

During the earn in period, Austin NV will be the operator of the project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

Pursuant to the JV Agreement, as amended, Austin NV shall have the option and right to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the “Additional Option”) by incurring additional yearly expenditures in the amount of $1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a prefeasibility study prior to June 1, 2029. At Pediment’s election, which must be made within 120 days of the approval by the joint venture of a feasibility study, Austin Gold will be obligated to provide Nevada Exploration’s portion of any debt financing or arrange for third party financing of Nevada Exploration’s portion of any debt financing required to construct a mine on the project described in the feasibility study in consideration for the transfer by Pediment to Austin NV of a 5% interest in the Joint Venture. If a party is diluted to a 10% interest in the Joint Venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot agreement that the Company is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for USD$1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	US$	20,000	(paid)
October 1, 2021	US$	20,000	(paid)
October 1, 2022	US$	20,000
October 1, 2023 and annually thereafter	US$	50,000	(as adjusted for inflation)

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for US$750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

The Hot Pot lease is subject to the annual payment of US$30,000 due on September 16th each year (2020 and 2021 – paid). Under the Hot Pot agreement, any mineral production on the project is subject to a 3% net smelter return royalty to the property owner, subject to the Joint Venture’s right to reduce the royalty from 3% to 2% for US$2,000,000.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4.EXPLORATION AND EVALUATION ASSETS, continued

a.Kelly Creek Project, Nevada, United States, continued

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter returns royalty in favour of Battle Mountain Gold Exploration Corporation.

b.Fourmile Basin Property, Nevada, United States

On June 18, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Fourmile Mineral Lease”) with La Cuesta International, Inc. (“LCI”) for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from the Effective Date. The lease may be extended up to 50 years so long as the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Pursuant to the Fourmile Mineral Lease, the Company must make the following pre-production payments:

Effective Date	US$	25,000 cash	(paid)
		33,333 Company shares	(issued)
6 months after Effective Date (December 18, 2020)	US$	5,000 cash	(paid)
12 months after Effective Date (June 18, 2021)	US$	10,000 cash	(paid)
18 months after Effective Date (December 18, 2021)	US$	10,000 cash	(paid)
24 months after Effective Date (June 18, 2022)	US$	15,000	cash
30 months after Effective Date and every 6 months thereafter	US$	20,000	cash

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

In addition to pre-production payments, the Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from Effective Date	US$	30,000	(fulfilled)
Year 2 to Year 3 from Effective Date	US$	50,000	($34,000 fulfilled as at December 31, 2021)

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Under the terms of the agreement, the Company must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-pay claims and/or fee lands acquired within LCI’s area of influence. Payments to LCI totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI’s royalties by 50% to 1% and 0.25% respectively. Production royalties shall be paid quarterly and will be the greater of a) US$25,000 per quarter or b) the production royalty payable in accordance with the NSR Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4.EXPLORATION AND EVALUATION ASSETS, continued

b.Fourmile Basin Property, Nevada, United States, continued

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, the Company must also fulfill certain obligations to NexGen Mining Incorporated (“NexGen”) who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement (the “NexGen Lease”), the Company must incur the following expenditures:

October 24, 2020	US$	5,000	(fulfilled)
October 24, 2021	US$	10,000	(fulfilled)
October 24, 2022	US$	15,000	(fulfilled)
October 24, 2023	US$	20,000	(US$10,000 fulfilled)
October 24, 2024 and every year thereafter	US$	20,000

In the event any single year’s work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitment. Once the property is in production at a minimum sustained rate of 100 tons per day the work requirement shall be suspended for so long as the property remains in production at that rate. Advanced royalty payments, claim maintenance fees, and new claim staking and filing fees are not considered work commitment expenses.

On November 7, 2020, NexGen agreed to apply US$40,000 of work expenditures incurred by a prior lessee against the Company’s expenditure requirements. This agreement satisfied the Company’s work requirements for 2020, 2021, 2022, and US$10,000 of the October 2023 expenditures.

In addition to the work commitment expenses, the Company must make the following cash advanced royalty payments to NexGen:

October 24, 2020	US$	10,000	(paid)
October 24, 2021	US$	15,000	(paid)
October 24, 2022	US$	20,000
October 24, 2023 and every year thereafter	US$	25,000

The Company must also pay NexGen a 2.0% net smelter royalty and the Company has a royalty buy down under which the Company may purchase NexGen’s 2.0% net smelter royalty. The purchase price is US$250,000 for the first 1%, and US$500,000 for the remaining 1% of the total net smelter return reserved to NexGen.

c.Lone Mountain Project, Nevada, United States

On September 15, 2020, the Company signed a Letter of Intent with NAMMCO (the “LOI”). The LOI contemplated that the agreement will be a lease with option to purchase mining claims located in Elko County, Nevada (the “Lone Mountain project”).

On November 1, 2020, pursuant to the LOI, the Company entered into a definitive agreement with NAMMCO through Austin NV. The agreement has a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain project. At any time, the Company can buy one-half percentage point of the royalty for US$2,000,000, reducing the royalty from 3% to 2.5%.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4.EXPLORATION AND EVALUATION ASSETS, continued

c.Lone Mountain Project, Nevada, United States, continued

The Company will have the option to purchase the entire interest in the Lone Mountain project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner US$2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Within 5 days of signing the lease	US$	80,000	(paid)
November 1, 2021	US$	30,000	(paid)
November 1, 2022	US$	30,000
November 1, 2023	US$	30,000
November 1, 2024	US$	40,000
November 1, 2025 and each year thereafter		Increasing by US$10,000/year thereafter to a maximum of US$200,000

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Effective April 29, 2021, the Company signed an amendment to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfill the following annual work commitments on the Lone Mountain project:

	Original		Amended
September 1, 2021	US$	150,000	US$	nil
September 1, 2022	US$	250,000	US$	400,000
September 1, 2023	US$	300,000	US$	300,000
September 1, 2024	US$	300,000	US$	300,000
September 1, 2025	US$	400,000	US$	400,000
September 1, 2026	US$	400,000	US$	400,000

The work commitment for September 2022 is a firm commitment. Work completed that exceeds the minimum requirement for a given year will be credited to the Company’s favour and credited to subsequent years. The work commitment terminates when US$1,800,000 has been expended on the property.

d.Miller Project, Nevada, United States

On December 17, 2020, the Company signed a Letter of Intent (the “Miller LOI”) with Shea Clark Smith and Gregory B. Maynard (“Smith and Maynard”). The Miller LOI contemplates that the agreement will be a lease with option to purchase mining claims (the “Miller Lease”) located on the Carlin Trend in Elko County, Nevada (the “Miller Project”).

On February 1, 2021 pursuant to the Miller LOI, the Company entered into a definitive agreement with Smith and Maynard through Austin NV. The Miller Project was recommended to the Company by Bull Mountain Resources, LLC (“BMR”), and the Company will be required to make agent payments per the BMR Agreement outlined in Note 7.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4.EXPLORATION AND EVALUATION ASSETS, continued

d.Miller Project, Nevada, United States, continued

Under the terms of the agreement, the Miller Lease is for a term of 35 years, with the following work commitments:

-

a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company’s shares are listed on a stock exchange in either Canada or the United States (the “Listing Date”); and

-	a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company’s discretion.

Smith and Maynard will retain a 2% Net Smelter Return (“NSR”) royalty on production from within an area of influence around the Miller Project. 1% of the NSR can be purchased by the Company for US$2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.5% NSR.

The Company is also required to make the following annual lease payments:

Within 5 days of signing the lease	US$	50,000	(paid)
		5,000 Company shares	(issued)
February 1, 2022	US$	25,000	(subsequently paid)
February 1, 2023	US$	25,000
February 1, 2024 and each year thereafter		US$30,000 until a total of US$500,000 has been paid

Pursuant to the agreement, the Company will also be responsible for paying the annual claim maintenance fees and has staked additional claims to close gaps among the existing claim groups. Austin NV has the option to purchase the Miller lease outright at any time for US$500,000, which amount shall be reduced by the cumulative total of the lease payments previously paid.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January of 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company has filed the required documentation with the BLM and county as required, there is currently a dispute on the ownership of 134 of the newly staked claims and on 36 of the original claims. The Company believes it is probable that a future benefit will flow to the Company, and as at December 31, 2021, the Company has capitalized US$88,888 of expenditures relating to their acquisition.

5.FIXED ASSETS

Computer
Equipment
$
Balance April 21, 2020	—

Additions	3,841
Depreciation	(576)
Balance December 31, 2020	3,265

Depreciation	(980)
Balance December 31, 2021	2,285

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

6.SHARE CAPITAL AND OPTION RESERVES

On October 25, 2021, the Company conducted a three to one stock consolidation. All share capital figures disclosed reflect the post-consolidated amounts.

a.Authorized and issued share capital

At December 31, 2021, the Company’s authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

During the year ended December 31, 2021, the Company issued the following shares:

-	On February 2, 2021, the Company issued 5,000 common shares pursuant to a mineral lease agreement. See note 4d.

During the period ended December 31, 2020, the Company issued the following shares:

-	In April 2020, the Company issued 6,666,668 common shares at a price of US$0.015 per common share for gross proceeds of US$100,000.
-

In June 2020, the Company completed non-brokered private placements consisting of 1,083,333 common shares at a price of US$0.30 per common share for gross proceeds of US$325,000, 861,999 common shares at a price of US$0.75 for gross proceeds of US$646,500, and 133,333 common shares at a price of $1.05 for gross proceeds of $140,000.

-	On June 19, 2020, the Company issued 33,333 common shares pursuant to a mineral lease agreement. See note 4b.
-

In July 2020, the Company completed non-brokered private placements consisting of 66,667 common shares at a price of US$0.75 per common share for gross proceeds of US$50,000, and 666,667 common shares at a price of $3.00 per common share for gross proceeds of $2,000,000.

b.Stock options

The Company has adopted a stock option plan (the “Plan”) for its employees, directors, officers and consultants. The plan provides for the issuance of options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The exercise price of each option shall not be less than the minimum prescribed amount allowed under the TSX Venture Exchange. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company.

For the period ended December 31, 2021, the Company granted nil (2020: 716,663) stock options at an exercise price of $nil (2020: $3.00) to employees, directors, and consultants for a term of 10 years and vesting at the date of grant.

For the period ended December 31, 2021, the share-based compensation of $nil (2020: $1,807,450) was recognized in comprehensive loss. In addition, share-based compensation of $nil (2020: $293,100) was capitalized to mineral interests.

	Number of share	Weighted average
	options	exercise price
		$
Balance April 21, 2020	—	—
Granted	716,663	3.00
Outstanding as at December 31, 2020	716,663	3.00
Outstanding as at December 31, 2021	716,663	3.00

The weighted average fair value of stock options granted in 2020 was to be estimated based on the Black-Scholes option pricing model using a share price of $3.00, volatility of 141.595%, risk-free interest rate of 1.74%, expected life of 10 years and expected dividend yield of $nil.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

6.SHARE CAPITAL AND OPTION RESERVES, continued

b.Stock options, continued

At December 31, 2021, the following share options were outstanding and exercisable:

Number of share	Exercise price per
options	share	Expiry Date
	$	$
716,663	3.00	December 2, 2030

Number of share options	December 31, 2021
Weighted average exercise price for exercisable options	$3.00
Weighted average share price for options exercised	—
Weighted average years to expiry for exercisable options	8.93	years

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

7.COMMITMENTS

Introductory Agent Agreement

The Company has signed an introductory agent agreement (the “BMR Agreement”) with Bull Mountain Resources, LLC (“BMR”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	US$	5,000
6 months after acquisition	US$	5,000
12 months after acquisition	US$	5,000
18 months after acquisition	US$	5,000
24 months after acquisition	US$	7,500
30 months after acquisition	US$	7,500
36 months after acquisition	US$	10,000
42 months after acquisition	US$	10,000
48 months after acquisition	US$	15,000
Every 6 months thereafter	US$	15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

Other Commitments

The Company also has payment obligations relating to the Kelly Creek, Fourmile Basin, Lone Mountain and Miller projects. See notes 4a, 4b, 4c and 4d.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

8.RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties include key management personnel and directors. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers.

Compensation	2021	2020
	$	$
Management fees (i)	6,000	2,000
Accounting fees (ii)	9,300	—
Share-based payments (iii)	—	1,807,450
	15,300	1,809,450

(i)Management fees are compensation paid to an officer of the Company.

(ii)Accounting fees are fees paid to the CFO for preparation of the financial statements.

(iii)Share-based payment is the fair value of options granted and vested.

During the year ending December 31, 2021, the President of the Company incurred $8,652 (2020: $8,909) for administration expenses on behalf of the Company. As at December 31, 2021, $nil (2020: $4,929) was payable to the President. The amount due is non-interest bearing, unsecured and due on demand.

During the year ending December 31, 2021, the Corporate Secretary of the Company incurred $5,470 (2020: $1,519) for administration expenses on behalf of the Company. As at December 31, 2021, $nil (2020: $nil) was payable to the Corporate Secretary.

During the period ending December 31, 2020, the Company entered into a private placement and letter of intent with Nevada Exploration Inc., a company of which the President of the Company also serves as a director and non-executive chairman. The Company also entered into an Option to Joint Venture on a project owned by a subsidiary of Nevada Exploration Inc. See notes 3 and 4a.

These transactions occurred in the normal course of operations and are measured at their exchange amounts, being the amounts agreed upon by the related parties.

9.FINANCIAL INSTRUMENT RISK

The Company’s financial instruments consist of cash, marketable securities, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, other than cash and marketable securities which are carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

-	Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
-	Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
-	Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

9.FINANCIAL INSTRUMENT RISK, continued

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis:

	Fair Value Measurements Using
				Balance as at
	Level 1	Level 2	Level 3	December 31, 2021
	$	$	$	$
Assets
Cash	1,387,670	—	—	1,387,670
Marketable securities	245,410	—	4,152	249,562
Total assets measured at fair value	1,633,880	—	4,152	1,637,232

	Fair Value Measurements Using
				Balance as at
	Level 1	Level 2	Level 3	December 31, 2020
	$	$	$	$
Assets
Cash	2,421,796	—	—	2,421,796
Marketable securities	375,000	—	51,109	426,109
Total assets measured at fair value	2,796,796	—	51,109	2,847,905

The Company examines the various financial instrument risks to which it is exposed and assesses any impact and likelihood of those risks. The Company’s risk exposures and their corresponding impact on the Company’s consolidated financial instruments as at December 31, 2021 and December 31, 2020 are summarized below.

Credit Risk

The Company’s primary exposure to credit risk is the risk of cash, amounting to $1,387,670 at December 31, 2021 (2020: $2,421,796). As the Company’s policy is to limit cash holdings to instruments issued by major Canadian banks, the credit risk is considered by management to be negligible. As at December 31, 2021, the Company had a receivable balance of $11,430 (2020: $3,133), which primarily relates to GST receivable from the Federal Government of Canada.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company has maintained sufficient current asset balances to meet these needs at December 31, 2021.

	Carrying	Contractual	Within	Within	Within
	Amount	Cash Flows	1 year	2 years	3 years
	$	$	$	$	$

Accounts payable and accrued liabilities	77,048	77,048	77,048	—	—
Total as at December 31, 2021	77,408	77,048	77,048	—	—

Foreign Exchange Risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company operates projects in the United States. As a result, a portion of the Company’s cash is denominated in US dollars and is therefore subject to fluctuation in exchange rates. As at December 31, 2021, a 10% change in the exchange rate between the Canadian and US dollar would increase (decrease) loss and comprehensive loss by $2,535 (2020: $66,935).

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the year ended December 31, 2021 and period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

10.SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral properties. The Company’s mineral property assets are all located in the United States.

11.INCOME TAXES

The Company accounts for income taxes using the taxes payable method. As a result, the Company’s income tax expense varies from the amount that would otherwise result from the application of the statutory income tax rates as set out below:

	December 31,	December 31,
	2021	2020
	$	$
Net income (loss) before income taxes	(502,779)	(2,070,249)

Income tax recovery based on effective rate of 27% (2020 – 27%)	(135,750)	(551,850)
Permanent differences and others	26,856	479,127
Change in deferred tax assets not recognized	108,894	72,723
Net deferred tax (recovery)	—	—

Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	December 31,
	2021	2020
	$	$
Non-capital loss carry-forwards	128,486	53,142
Marketable securities and others	53,131	19,581
Deferred tax assets not recognized	(181,617)	(72,723)
	—	—

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

The Company has non-capital tax losses totaling $475,875, which commenced expiring in 2041. The other temporary differences do not expire under current legislation.

Exhibit List

Exhibit No.	Name
1.1	Notice of Articles (incorporated by reference to Exhibit 3.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)
1.2	Amended Articles (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on April 22, 2022, File No. 333-260404)
2.1

Specimen common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-1/A as filed with the Commission on January 4, 2022, File No. 333-260404)

2.2*	Description of Registered Securities
4.1

Austin Gold 2021 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333- 260404)

4.2

Exploration and Option to Enter Joint Venture Agreement – Kelly Creek (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.3

Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek (incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.4*	Mineral lease and option agreement between BMR and Austin NV dated May 16, 2022 – Stockade Mountain Property situated in Malheur County, Oregon
8.1	Subsidiaries of Austin Gold (incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)
11.1*	Code of Business Conduct and Ethics
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Manning Elliott LLP
15.2*	Consent of Barbara Carroll
15.3*	Consent of Robert Hatch
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

*	Filed herewith
#	Indicates management contract or compensatory plan.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AUSTIN GOLD CORP.

Date: March 29, 2023	By:	/s/ Dennis Higgs
Name: Dennis Higgs
Title: President and Director