Form 20-F
period 2023-12-31
Austin Gold Corp.
filed 2024-03-27
CIK 1817740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

☐ Yes          ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes          ☒ No

i

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking information" and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: Austin Gold Corp. and subsidiaries (the “Company”, “we”, “us”, or “our”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves proving to be inaccurate, fluctuations in the gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus); availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; the global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company reviews forward-looking information for the purposes of preparing each annual report, however the Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SUMMARY OF RISK FACTORS

We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated. Refer to the risk factors set forth in the section entitled “Risk Factors” in this Annual Report. These risks can be summarized as follows:

Business Related Risks

●	The Company is an exploration company and has no history of operations, mining or refining mineral products. The Austin Gold Properties (defined below) are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by the Company towards the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.
●	The Company has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur.
●	The Company has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. The Company believes that it is adequately financed to carry out its exploration and development plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and the Company would require additional capital to fund development and exploration programs and potential acquisitions.
●	The Company’s properties include the Kelly Creek Project and the Lone Mountain Project located in Nevada, United States of America (“USA”), and the Stockade Mountain Project, located in Malheur County, Oregon, USA (the “Austin Gold Properties”). As a result, unless the Company acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon the Company and would materially affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.
●	There are uncertainties as to title matters in the mining industry. Any defects in title could cause the Company to lose rights in its mineral properties and jeopardize its business operations. The Company’s mineral properties currently consist primarily of unpatented lode mining claims located on lands administered by the United States’ Department of Interior’s Bureau of Land Management (“BLM”), the Nevada State Office and the Oregon State Office to which the Company only has possessory title of the mineral rights. At the Kelly Creek Project, where the Company is earning a joint venture interest, a significant portion of the property is leased private ranch lands on which both surface and mineral rights are controlled by the ranch.
●	The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property.
●	Mineral resource estimates will be based upon estimates made by the Company’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work.
●	The Company’s development will depend on the efforts of key management and other key personnel, including Joseph Ovsenek (Chairman and Director), Dennis Higgs (President and Director), Robert Hatch (Vice President (“VP”) Exploration), Darcy Higgs (VP Business Development) and Grant Bond (Chief Financial Officer (“CFO”)). Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company’s business.

Industry Related Risks

●	The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company’s projects will have a discovery that can be mined profitably.

●	The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability.
●	There may be challenges to title of the mineral properties in which the Company holds a material interest. If there are title defects with respect to any properties, the Company might be required to compensate other persons or to reduce its interest in the affected property.
●	The Company’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for the Company to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended.
●	The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds in order to comply with such regulations.

Risks Related to our Common Shares

●	As at the date of this Annual Report, officers and directors of the Company, including Dennis Higgs (President and Director), Darcy Higgs (VP Business Development), Joseph Ovsenek (Chairman and Director), Kenneth McNaughton (Director) and Robert Hatch (VP Exploration) hold, directly or indirectly, 6,650,668 Common Shares, approximately 50.11% of the issued and outstanding Common Shares, and are the Company’s largest shareholder group. Each of these individuals serve as an officer and/or director of the Company, which may give rise to conflicts of interest.
●	No dividends on the Common Shares have been paid by the Company to date. Investors in the Company’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in the Company’s securities other than through possible common share price appreciation.
●	Our Articles include a forum selection provision that indicates that the Supreme Court of British Columbia (“BC”), Canada and the appellate Courts therefrom (collectively, the “Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain types of actions and proceedings, which could limit a shareholder’s ability to choose the judicial forum for disputes arising with the Company.
●	In the future, we may attempt to increase our capital resources by offering debt securities or preferred stock. Upon a potential bankruptcy or liquidation, holders of our debt securities or preferred stock, and lenders with respect to other borrowings we may make, may receive distributions of our available assets prior to any distributions being made to holders of our Common Shares.
●	Our management will have broad discretion in the application of the Company’s available capital to fund our capital expenditures on existing mineral properties, acquire additional mineral projects, acquire additional producing properties and associated leaseholds, or for general corporate purposes, which are subject to change in the future. Accordingly, you will have to rely upon the judgment of our management with respect to the use of our available capital.

The foregoing is a summary of significant risk factors that we think could cause our actual results to differ materially from expected results. However, there could be additional risk factors besides those listed herein that also could affect us in an adverse manner. You should read the risk factors set forth in the section entitled “Risk Factors”.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future. In 2020, the Company completed the first sale of equity securities under the Securities Act and may no longer qualify as an emerging growth company in 2026.

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

CURRENCY

Unless otherwise indicated, all references to “$”, “US dollars”, “USD”, or “US$” are to United States (“U.S.”) dollars. All references to “C$”, or “CAD” refer to Canadian dollars.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the USA; or (3) our business is administered principally in the USA. If we fail to maintain our “foreign private issuer” status, we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

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

Our operations are highly speculative due to the high-risk nature of our business, which includes the acquisition, financing, exploration, development of mineral infrastructure and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our shares could decline, and investors could lose part or all of their investment. Our business is subject to significant risks and past performance is no guarantee of future performance.

Risks Related to our Financial Condition

We have a limited operating history on which to base an evaluation of our business and prospects.

The Company is an exploration company and has no history of operations, mining or refining mineral products. The Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on an investment for investors in the Common Shares and the Company’s likelihood of success must be considered in light of its early stage of operations.

There can be no assurance that the Austin Gold Properties or any other property will be successfully placed into production and will produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to the successful completion of further technical studies, permitting requirements and the construction of mines, processing plants, roads and related works and infrastructure. The Company will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations.

We have no operating revenues and a history of losses.

The Company has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, there is no certainty that the Company will generate revenue from any source, operate profitably or provide a return on investment in the future. The Company will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that the Company will be able to do so.

We will require significant additional capital to fund our business plan.

The Company plans to focus on exploring for minerals and will use its working capital to carry out such exploration. The Company has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. The Company has incurred net losses in the past, may incur losses in the future, and will continue to incur losses until and unless it can derive sufficient revenues and earnings from its mineral projects. These conditions, including other factors described herein, could result in material uncertainty regarding the Company’s ability to continue as a going concern.

It is likely that the development and exploration of the Company’s properties will require substantial additional financing. Further exploration and development of the Austin Gold Properties and/or other properties acquired by the Company may be dependent upon its ability to obtain acceptable financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be acceptable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects and the Company may become unable to carry out its business objectives.

We are subject to currency rate risk related to our reporting currency.

The Company may be subject to currency rate risk. The Company’s reporting currency is the USD, which is exposed to fluctuations against other currencies. The Company’s properties are located in the USA with corporate operations in Canada. Should the Company expand its operations into other countries, its expenditures and obligations may be incurred in foreign currencies. As such, the Company’s results of operations may become subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. At this time, the Company has not implemented measures to mitigate transactional volatility in the CAD. The Company may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

We may have liquidity risk due to our reliance on additional financing.

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. As the Company does not currently have revenue and is not expected to have revenue in the foreseeable future, the Company will be reliant upon equity and debt financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable, and it is not currently known precisely when the Company will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and the Company’s inability to finance future development and acquisitions would have a material and adverse effect on the Company, its business and potential prospects.

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

The Austin Gold Properties include the Kelly Creek Project and the Lone Mountain Project located in Nevada, USA and the Stockade Mountain Project located in Malheur County, Oregon, USA. As a result, unless the Company acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon the Company and would materially affect any potential mineral production, profitability, financial performance and results of operations of the Company. While the Company may seek to acquire additional mineral properties in accordance with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all and that the Company will be able to successfully develop such properties and bring such properties into commercial production.

We have no history of mineral production.

There is no history of mineral production on the Austin Gold Properties. The Austin Gold Properties are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by the Company towards the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.

Furthermore, there is no assurance that commercial quantities of minerals will be discovered at any properties acquired in the future by the Company, nor is there any assurance that any future exploration programs of the Company on the Austin Gold Properties or any other properties will yield any positive results. Even where commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where mineral resources can be identified and mineral reserves can be profitably produced. Factors which may limit the ability of the Company to produce mineral reserves from its properties include, but are not limited to, the price of mineral resources, the availability of additional capital and financing and the nature of any mineral deposits.

We are an early-stage development company which presents additional risks to our success.

The Company is a junior resource company focused primarily on the acquisition, exploration and evaluation of mineral properties located in Nevada, USA and Oregon, USA. The Company’s properties have no established mineral reserves due to the early stage of exploration at this time. Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource and it is uncertain if further exploration will result in the determination of any mineral resource. Quantities and/or grade described in this Annual Report should not be interpreted as assurances of a potential mineral resource or mineral reserve, or of potential future mine life or of the profitability of future operations.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company’s projects can be mined profitably. Substantial expenditures are required to establish mineral resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources and reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

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

We have not established that our properties contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the SEC in Regulation S-K 1300 (defined below) as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of Regulation S-K 1300 is extremely remote; in all probability our mineral properties do not contain any “reserves” and any funds that we spend on exploration could be lost. Even if we do eventually discover mineral reserves on our properties, there can be no assurance that they can be developed into producing mines to extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties that are explored are ultimately developed into producing mines.

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

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
●	in the case of an initial registration statement under the Securities Act, or the Exchange Act, for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or
●	in the case of an issuer whose public float as calculated under the previous two bullet points was zero or less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

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

The Company is considered a “foreign private issuer” and will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

We may take advantage of these exemptions (or voluntarily comply with the requirements applicable to U.S. domestic public companies) until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the USA; or (iii) our business is administered principally in the USA.

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

We are a Canadian corporation and certain of our officers and directors are neither citizens nor residents of the USA. A substantial part of the assets of several of these persons are located outside the USA. As a result, it may be difficult or impossible for an investor:

●	to enforce in courts outside the U.S. judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws against these persons and the Company; or

●	to bring in courts outside the U.S. an original action to enforce liabilities based upon U.S. federal securities laws against these persons and the Company.

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

As at the date of this Annual Report, officers and directors of the Company, including Dennis Higgs (President and Director), Darcy Higgs (VP Business Development), Joseph Ovsenek (Chairman and Director), Kenneth McNaughton (Director) and Robert Hatch (VP Exploration) hold, directly or indirectly, 6,650,668 Common Shares, approximately 50.11% of the issued and outstanding Common Shares, and are the Company’s largest shareholder group. Each of these individuals serve as an officer and/or director of the Company, which may give rise to conflicts of interest. As a result, these persons have the ability to influence the outcome of matters submitted to the shareholders of the Company for approval, which could include the election and removal of directors, amendments to the Company’s corporate governing documents and business combinations. The Company’s interests and those of these persons may at times conflict, and this conflict might be resolved against the Company’s interests. The concentration of approximately 50.11% of the issued and outstanding Common Shares in the hands of these shareholders may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

We do not currently insure against all the risks and hazards of mineral exploration, development and mining operations.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

We may enter into joint ventures and partnerships which will expose us to risks related to third-party performance under these agreements.

The Company may in the future enter into partnerships, option agreements and/or joint ventures as a means of acquiring additional property interests or to fully exploit the exploration and production potential of its assets. The failure of any partner to meet its obligations to the Company or other third parties, or any disputes with respect to third parties’ respective rights and obligations, could have a material adverse effect on the Company’s rights under such agreements. The Company may also be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, which may have a materially adverse impact on the strategic value of the underlying mineral claims. Furthermore, in the event the Company is unable to meet its obligations or share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or face the termination of such agreements.

We are subject to risks regarding completing and integrating acquisitions.

From time to time, it can be expected that the Company will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, will require significant attention by the Company’s management team, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. In the event that the Company chooses to raise debt capital to finance any such acquisitions, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisitions with its existing resources, which would result in the depletion of such resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that the Company would be able to successfully integrate the acquired business into the Company’s pre-existing business or that any such acquisition would not have a material and adverse effect on the Company.

We are reliant on certain key personnel.

The Company’s development will depend on the efforts of key management and other key personnel, including Joseph Ovsenek (Chairman and Director), Dennis Higgs (President and Director), Robert Hatch (VP Exploration), Darcy Higgs (VP Business Development) and Grant Bond (CFO). The loss of any of these people, particularly to competitors, could have a material adverse effect on the Company’s business. Further, with respect to the future development of the Company’s projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside the Company’s control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect the Company’s ability to employ the specific personnel required. Due to the relatively small size of the Company, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company’s business, results of future operations and financial condition. Moreover, the Company does not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.

Certain of our directors and officers may have conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

The hiring and retention of qualified personnel in the mining industry is highly competitive. We may experience difficulty in competing with more established and better financed companies in retaining our current management or hiring new personnel to meet our business and financial requirements. If we are unable to hire or retain necessary personnel, it could materially adversely affect our results of operations and financial condition.

When required, we may not be able to certify that our internal control over financial reporting is effective, which may negatively impact the market price of our Common Shares.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Though the Company intends to put into place a system of internal controls appropriate for its size, and reflective of its level of operations, there are limited internal controls currently in place. The Company has a very limited history of operations and has not made any assessment as to the effectiveness of its internal controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of the Company’s internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected. We also could become subject to investigations by the stock exchange on which the securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are dependent upon information technology (“IT”) systems, which are subject to disruption, damage, failure and risks associated with implementation and integration. A cybersecurity breach could occur and result in information theft, data corruption, operational disruption, disclosure of business sensitive, confidential or personally identifiable information, misdirected wire transfers, reputational harm, and financial loss.

The Company is dependent upon IT systems in the conduct of our operations including systems and networks which are provided and maintained by third-party contractors. Our IT systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to IT systems and network disruptions. However, given the unpredictability of the timing, nature and scope of IT disruptions, we could potentially be subject to operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We are or may become subject to data privacy laws, regulations, litigation and directives relating to our processing of personal information.

The jurisdictions in which we operate (including the United States) have laws governing how we must respond to a cyber incident that results in the unauthorized access, disclosure, or loss of personal information. Additionally, new laws and regulations governing data privacy and unauthorized disclosure of personal information and imposing certain cybersecurity-related requirements may provide for a private right of action and imposition of significant fines, pose increasingly complex compliance challenges. Some or all of such legislation will elevate our compliance costs over time. Our business involves collection, use, and other processing of personal information and personally identifiable information of our employees, investors, contractors, suppliers, and customer contacts. As legislation continues to develop and cyber incidents continue to evolve, we will likely be required to expend significant resources to continue to modify or enhance our protective measures to comply with such legislation and to detect, investigate and remediate vulnerabilities to cyber incidents that relate to data privacy. Any failure by us, or a company we acquire, to comply with such laws and regulations could result in reputational harm, loss of goodwill, penalties, liabilities, remediation costs, or mandated changes in our business practices. Each has the potential to materially impact our financial condition.

Risks Related to the Mining Industry

Mining exploration, development and operating have inherent risks.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of the Company’s properties is furthermore subject to a number of macroeconomic, legal and social factors, including commodity prices, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable and adequate machinery, equipment or labor and obtaining necessary services in the jurisdictions in which the Company operates. Unfavorable changes to these and other factors have the potential to negatively affect the Company’s operations and business.

Major expenses may be required to locate and establish mineral reserves and resources, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a gold or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as the quantity and quality of mineralization and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures to be made by the Company towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that the Company will be able to locate additional reserves as its existing reserves are depleted.

There may be risks and uncertainties related to title to land we own or lease and royalty interests on such land.

General

There are uncertainties as to title matters in the mining industry. Any defects in title could cause the Company to lose rights in its mineral properties and jeopardize its business operations. The Company’s mineral properties currently consist primarily of unpatented lode mining claims located on lands administered by the BLM, the Nevada State Office and the Oregon State Office to which the Company only has possessory title of the mineral rights. At the Kelly Creek Project, where the Company is earning a joint venture interest, a significant portion of the property is leased private ranch lands on which both surface and mineral rights are controlled by the ranch. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual BLM claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.

The present status of the Company’s unpatented mining claims located on public lands allows the Company the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. Subject to the permitting process, the Company is also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the USA. The Company remains at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements. Prior to 1993, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1993, through federal legislation restricting the BLM from accepting any new mineral patent applications. If the Company does not obtain fee title to its unpatented mining claims, there can be no assurance that it will be able to obtain compensation in connection with the forfeiture of such claims.

Pending Federal Legislation that may affect the Company’s Operations

In recent years, members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Act of 1872, a U.S. federal law that authorizes and governs prospecting and mining for economic minerals, such as gold, platinum, and silver, on federally administered public lands. Such bills have proposed, among other things, to either eliminate the right to a mineral patent, impose a federal royalty on production from unpatented mining claims, render certain federal lands unavailable for the location of unpatented mining claims, afford greater public involvement in the mine permitting process, provide for citizen suits, and impose new and stringent environmental operating standards and mined land reclamation requirements in addition to those already in effect. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact the Company’s ability to develop mineralized material on unpatented mining claims. Currently, most of the Company’s mining claims are unpatented lode mining claims. Although the Company cannot predict what legislative changes might occur, the enactment of these proposed bills could adversely affect the potential for development of its mining claims, the economics of any mines that it brings into operation on federal unpatented mining claims, and as a result, adversely affect the Company’s financial performance.

Title to Mineral Property Interests may be Challenged

There may be challenges to title of the mineral properties in which the Company holds a material interest. If there are title defects with respect to any properties, the Company might be required to compensate other persons or to reduce its interest in the affected property. Furthermore, in any such case, the investigation and resolution of these issues would divert time of the Company’s management team from ongoing exploration and development programs. Title insurance generally is not available for mining claims in the U.S. and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties may be limited. Austin Gold Properties may be subject to prior unregistered liens, agreements, transfers, or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate the properties as permitted or to enforce its rights with respect to its properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes or annual BLM claim maintenance fees, may invalidate title to portions or all of the Austin Gold Properties. The Company may incur significant costs related to defending the title to its properties. A successful claim contesting title to a property may cause the Company to compensate other persons, or to reduce its interest in the affected property or to lose its rights to explore and, if warranted, develop that property. This could result in the Company not being compensated for its prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and, if warranted, development programs.

Mineral Properties may be Subject to Defects in Title

The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property. The Company has taken reasonable measures, in accordance with industry standards for properties at the same stage of exploration as those of the Company, to ensure proper title to the Austin Gold Properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned.

Interpretation of Royalty Agreements; Unfulfilled Contractual Obligations

Royalty interests in Austin Gold Properties, and any other royalty interests in respect of the properties of the Company which may come into existence, may be subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing royalty interests in Austin Gold Properties may interpret their interests in a manner adverse to the Company, and the Company could be forced to take legal action to enforce its rights. Challenges to the terms of such royalty interests or the existence of other royalties could have a material adverse effect on the business, results of operations, cash flows and financial condition of the Company. Disputes could arise with respect to, among other things:

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

Natural Resource Properties are Largely Contractual in Nature

Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. Accordingly, there may be instances where the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time-consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Company may have a material and adverse effect on the Company’s results of operations, financial condition and the trading price of the Common Shares.

We may be unable to secure surface access or purchase required surface rights.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by such mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, we will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore we may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, we may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. Our inability to secure surface access or purchase required surface rights could materially and adversely affect our timing, cost or overall ability to develop any mineral deposits we may locate.

We are subject to significant governmental regulations, which affect our operations and costs of conducting our business.

The Company’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for the Company to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended. In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that the Company requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain of the Company’s permits and licenses on properties, which may have a material adverse effect on the Company. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on the Company.

Our financial results and access to capital may depend on commodity markets.

The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of gold, the market price of the Company’s securities may decline and the Company’s operations may be materially and adversely affected.

We are subject to risks regarding market fluctuations and commercial quantities.

The market for minerals is influenced by many factors beyond the Company’s control, including without limitation the supply and demand for minerals, the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. In addition, the metals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of metals (such as gold) are discovered, a market will exist for their profitable sale. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control, including the particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital or having its mineral projects be rendered uneconomic.

Estimates of mineral resources and reserves are subject to evaluation uncertainties that could result in project failure.

The Company currently does not have any mineral resources or reserves. Mineral resource and reserve estimates will be based upon estimates made by the Company’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimation of mineral resources and reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. As a result of the foregoing, there may be material differences between actual and estimated mineral resources and reserves, which may impact the viability of the Company’s projects and have a material impact on the Company.

The grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, mineral prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material changes in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. To the extent that the Company is unable to mine and produce as expected and estimated, the Company’s business may be materially and adversely affected.

There is no certainty that any of the mineral resources identified on any of the Company’s properties will be realized, that any mineral resources will ever be upgraded to mineral reserves, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only, and investors are cautioned that the Company may ultimately never realize production on any of its properties.

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

The Company’s operations are subject to various health and safety laws and regulations that impose various duties on the Company in respect of its operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, the Company’s operations. The Company expects to make significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near the Company’s mineral properties, but there can be no guarantee that these expenditures will ensure the Company’s compliance with applicable laws and regulations and any non-compliance may have a material and adverse effect on the Company.

Our relationship with the communities in which we operate impacts the future success of our operations.

Our relationship with the communities in which we operate is important to ensure the future success of our existing operations. While we believe our relationships with the communities in which we operate are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation or financial condition and may impact our relationship with the communities in which we operate. While we believe that we operate in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.

We are subject to potential environmental risks and hazards which could adversely impact our operations.

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for the Company to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of the Company’s business.

All phases of the Company’s operations in Nevada, USA and Oregon, USA will be subject to extensive federal environmental regulation, and to the state regulatory programs to which these federal requirements may have been delegated through state statutes, which may include:

●	Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”);
●	The Federal Resource Conservation and Recovery Act (“RCRA”);
●	The Clean Air Act (“CAA”);
●	The National Environmental Policy Act (“NEPA”);
●	The Clean Water Act (“CWA”);
●	The Safe Drinking Water Act (“SDWA”);
●	The Endangered Species Act (“ESA”); and
●	The National Historic Preservation Act.

These environmental regulations require the Company to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Mining projects are required to prepare and receive Federal and State approval of a reclamation plan and provide financial assurance to ensure that the reclamation plan is implemented upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on the Company’s financial performance and results of operations.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties, and which may result in the payment of fines and clean-up costs by the Company and may adversely affect the Company’s operations.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect the Company.

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

U.S. Federal Laws

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

NEPA requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an EIS, which in addition to assessing environmental impacts, it must also analyze cumulative impacts and alternatives to the proposed actions. The U.S. Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the Environmental Impact Statement (“EIS”) and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in the issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project. NEPA only applies to activities on public lands managed by a public land management agency like the BLM. It does not apply to projects on state- or privately-held land, but some states have comparable state statutes with analogous risk.

CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the USA. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water from mining facilities and requires a storm water discharge permit for certain activities. Such permits require the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill materials in wetlands and other waters of the U.S. unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

SDWA and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining-related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages and bodily injury.

ESA requires federal agencies to consider the conservation of threatened or endangered plant and/or animal species and the impacts to those habitats in which they are found in their decision-making processes. The U.S. Fish and Wildlife Service and/or the NOAA Fisheries Service, and comparable state agencies, are responsible to ensure that the actions they authorize, fund, or carry out are not likely to adversely impact the continued existence of any listed species or result in the destruction or adverse modification of critical habitats required for species survival.

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

Nevada State Laws:

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

Oregon State Laws:

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

Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents;
●	treat ground and surface water to pre-established standards; and
●	reasonably re-establish pre-disturbance land forms and vegetation.

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

The mining industry is highly competitive in all its phases, both domestically and internationally. The Company’s ability to acquire properties and develop mineral resources and reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience, and technical capabilities than the Company. The Company may also encounter competition from other mining companies in its efforts to hire experienced mining professionals. Competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development, exploration, or construction costs, result in project delays and generally and adversely affect the Company and its business and prospects.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

Climate change could have an adverse impact on the Company’s operations. The potential physical impacts of climate change on the operations of the Company are highly uncertain and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development or production on the Company’s mines and adversely affect the financial performance of its operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the business of the Company. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on the Company, its venture partners and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in the natural resources industry could harm the reputation of the Company.

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

Risks Related to our Common Shares

Our shares may not continue to be listed on the NYSE American LLC (“NYSE American”)

Failure to meet the applicable maintenance requirements of the NYSE American could result in our shares being delisted from the NYSE American. If we are delisted from the NYSE American, our shares may be eligible for trading on an over-the-counter market in the U.S. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our shares, it may be extremely difficult or impossible for shareholders to sell their shares in the U.S. Moreover, if we are delisted from the NYSE American, but obtain a substitute listing for our shares in the U.S., it may be on a market with less liquidity, and therefore potentially more price volatility, than the NYSE American. Shareholders may not be able to sell their shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our shares are delisted from the NYSE American, the price of our shares is likely to decline. In addition, a decline in the price of our shares will impair our ability to obtain financing in the future.

We have never paid dividends on the Common Shares.

No dividends on the Common Shares have been paid by the Company to date. Investors in the Company’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in the Company’s securities other than through possible common share price appreciation.

Our Articles designate the Supreme Court of BC, Canada and the appellate Courts therefrom as the exclusive forum for certain types of actions and proceedings, which could limit a shareholder’s ability to choose the judicial forum for disputes arising with us.

Our Articles include a forum selection provision that indicates that the Courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

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

We interpret the forum selection clauses in our Articles to be limited to the specified actions and not to apply to any actions arising under the Exchange Act or the Securities Act, including any derivative actions brought under the Exchange Act or the Securities Act, and we will not seek to enforce the forum selection clause in relation to such actions. Section 27 of the Exchange Act provides that U.S. federal courts shall have jurisdiction over all suits and any action brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act provides that U.S. federal and U.S. state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

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

The Company believes that it is adequately financed to carry out its exploration and evaluation plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and the Company would require additional capital to fund development and exploration programs and potential acquisitions. The Company cannot predict the size of future issuances of the Common Shares or the issuance of debt instruments or other securities convertible into Common Shares in connection with any such financing. Likewise, the Company cannot predict the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. If the Company raises additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders. Sales of substantial numbers of Common Shares, or the availability of such Common Shares for sale, could adversely affect prevailing market prices for the Company’s securities and a securityholder’s interest in the Company.

We are an “emerging growth company,” and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years: however, circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non-affiliates exceeds US$700,000,000, if we issue US$1,000,000,000 or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed US$1,070,000,000. Absent the foregoing circumstances, we would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement. Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the prices of our securities may be more volatile.

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

We have a limited trading history and may be considered a micro-cap or small-cap company. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of the underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the Common Shares will be unaffected by any such volatility. The price of the Common Shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in the Company’s financial condition and results of operations as reflected in its financial statements. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; (ii) lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of Common Shares; (iii) the size of the Company’s public float may limit the ability of some institutions to invest in our securities; (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause our securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; and (v) the sale of securities by major shareholders.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value and its shareholders may experience capital losses as a result of their investment in the Company. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

General Risks

Proposed legislation in the U.S. Congress, including changes in U.S. tax law such as the Inflation Reduction Act of 2022 may adversely impact us and the value of our Common Shares.

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

In August 2022, U.S. President Biden signed the Inflation Reduction Act (“IRA”) into law. The IRA includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that are imposed on the corporation purchasing such stock. We cannot predict how this legislation or any future changes in tax laws might affect us or holders of our Common Shares.

Our properties and operations may be subject to litigation or other claims.

The Company may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the ability of the Company to carry out its business plan.

Our business is affected by the global economy.

Recent global financial conditions have been characterized by increased volatility and access to public financing, particularly for junior mineral exploration companies, has been negatively impacted. These conditions, which include potential disruptions due to a U.S. Government shutdown, may affect the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. If such conditions continue, the Company’s operations could be negatively impacted.

There is uncertainty as a result of international conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. The outbreak of hostilities in Ukraine and Israel, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, and international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts Europe, the Middle East and globally. There is a risk of substantial market and financial turmoil arising from the conflicts which could have a material adverse effect on the economics of the Company’s projects, and the Company’s ability to operate its business and advance project development.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (BC) on April 21, 2020. The Company is domiciled in Canada and maintains a head office in Vancouver, BC, Canada. The Company has no maximum authorized share capital and no par value.

Our principal executive offices are located at 1021 West Hastings Street, 9th Floor, Vancouver, BC, Canada V6E 0C3, and our telephone number is 604-644-6579.

As at the date of this Annual Report, the Company’s securities trade on the NYSE American under the ticker “AUST”.

Intercorporate Relationships

The Company has one wholly-owned subsidiary, Austin American Corporation (“Austin NV”), a Nevada corporation which was incorporated in June 2020.

Significant Events and Highlights

2021 Highlights

●	On February 1, 2021, pursuant to the Miller Project letter of intent, the Company entered into a definitive agreement with Shea Clark Smith and Gregory Maynard ("Smith & Maynard") (trustees).
●	On February 2, 2021, the Company issued 5,000 Common Shares (represented on a post-stock consolidation basis), pursuant to the Miller Project mineral lease and option agreement.
●	Effective March 3, 2021, the Company signed an amendment to the Kelly Creek joint venture agreement.
●	Effective March 24, 2021, the Company signed an engagement letter with Roth Capital Partners, LLC, a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("Roth") whereby Roth will act as exclusive sole, lead underwriter and sole bookrunner or placement agent for the US offering.
●	On April 29, 2021, the Company signed an amendment to the Lone Mountain mineral lease agreement.
●	On October 25, 2021, the Company completed a consolidation of the Company's issued and outstanding Common Shares on a three-to-one basis.

2022 Highlights

●	On February 8, 2022, Sandra MacKay resigned as director of the Company.
●	On May 3, 2022, the Company announced the pricing of its initial public offering (“IPO”) of 3,265,000 of its Common Shares at a price of $4.00 per share. The Company also granted the underwriters a 30-day option to acquire an additional 489,750 shares to cover overallotments in connection with the offering.
●	On May 3, 2022, the Company received a receipt from the British Columbia Securities Commission (“BCSC”) for its final non-offering prospectus to become a reporting issuer in BC, the S-1 Statement was declared effective by the SEC, and the Common Shares were authorized for trading on the NYSE American.
●	On May 4, 2022, the Company’s shares commenced trading on the NYSE American under the symbol "AUST".
●	On May 6, 2022, the Company announced the closing of its IPO of 3,265,000 Common Shares at a price of $4.00 per share. The underwriters also exercised their option to acquire an additional 489,750 shares. After the underwriting discount and estimated offering expenses payable by the Company, the Company received net proceeds of $13,853,420.
●	On May 16, 2022, the Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) through Austin NV, to lease a 100% interest in the Stockade Mountain Project located in Malheur County, Oregon.
●	On August 3, 2022, the Company signed a second amendment to the Lone Mountain agreement.
●	On October 1, 2022, the Company announced the resignation of Katrina Anderson as CFO and appointed Grant Bond as CFO.
●	On October 3, 2022, the Company announced the results of its 3,485 foot (1,062 meter) rotary reverse circulation ("RC") drill program at the Kelly Creek Project.
●	On October 27, 2022, the Company granted stock options to directors, officers and consultants of the Company to purchase an aggregate of 460,003 Common Shares in the capital of the Company at an exercise price of $0.9161 per share, which expire on October 27, 2027.
●	On November 1, 2022, the Company issued warrants to an investor relations consultant of the Company to purchase 100,000 Common Shares in the capital of the Company at an exercise price of $0.81 per share, which expire on November 1, 2025.
●	On December 22, 2022, the Company provided an update on the drilling and permitting status of several of its mineral projects.

2023 Highlights

●	On March 2, 2023, the Company provided the results of its initial drill program at the Fourmile Basin Project which included 4,580 feet (1,396 meters) of drilling and an update on the permitting status of several of its mineral projects.
●	On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property.
●	On May 3, 2023, the Company and Pediment Gold LLC (“Pediment”), a subsidiary of Nevada Exploration Inc. (“NGE”), agreed to amend the terms of the option to enter joint venture agreement. Under the second amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 of exploration and evaluation (“E&E”) expenditures on the project by June 30, 2025. This total includes the amount incurred on the project to date, which is $923,757 as of May 3, 2023. To earn an additional 19% interest (for a total of 70% interest for the Company), the Company must spend an additional C$2,500,000 on E&E expenditures with no time limit.
●	On May 4, 2023, the Company provided an update on the permitting status of several of its mineral projects.

●	On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, representing approximately 60% of the original claim holdings.
●	On July 25, 2023, the Company commenced a drilling program at its Miller Project which was designed to test for the presence and depth of favourable Carlin-type deposit host rocks under the project area.
●	On August 10, 2023, the Company announced that Darcy Higgs resigned as Corporate Secretary of the Company and took the role of VP Business Development. Donna Moroney was appointed Corporate Secretary.
●	On September 20, 2023, the Company reported the gold assay results for the drilling program at its Miller Project. Four holes totaling 6,565 feet (2,001 meters) were drilled.
●	On September 20, 2023, the Company announced that the State of Oregon approved the Exploration Permit for drilling at the Stockade Mountain Project. With both the BLM and Oregon permits in hand, the Company planned an exploration drilling program at the project in the fourth quarter of 2023.
●	On October 2, 2023, the Company granted share options to directors, officers and consultants of the Company to purchase an aggregate of 1,260,000 Common Shares in the capital of the Company at an exercise price of $0.77 per share, which expire on October 2, 2028.
●	On October 11, 2023, the Company announced that Kenneth McNaughton resigned as VP Exploration and will continue to serve as a director. Robert Hatch was appointed VP Exploration.
●	On November 2, 2023, the Company announced that drilling commenced at its Stockade Mountain Project.
●	On November 9, 2023, the Company granted share options to officers of the Company to purchase an aggregate of 1,110,000 Common Shares in the capital of the Company at an exercise price of $0.77 per share, which expire on November 9, 2028.
●	On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project.

Highlights subsequent to December 31, 2023

●	Subsequent to December 31, 2023, on January 30, 2024, the Company reported the gold assay results for the first two drillholes at its Stockade Mountain Project. These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 grams per tonne ("g/t") over 4 feet (1.2 meters) and several other gold intercepts of interest.
●	The Company restarted the drilling program at the Stockade Mountain Project in early January 2024. Extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays. The Company drilled a third hole to a depth of 736.7 feet (224.5 meters) prior to shutting down the drill program due to excessive disturbance caused by the drilling activity. A total of 2,435.9 feet (742.5 meters) were drilled this winter at the Stockade Mountain Project.
●	Subsequent to December 31, 2023, on March 25, 2024, the Company reported the gold assay results for the third and last drillhole at its Stockade Mountain Project. The third hole returned a high gold value of 9.32 g/t from a 2.7 foot (0.82 meter) interval of chalcedonic vein and breccia.

Project Spending

As of December 31, 2023, the Company has $2,280,490 (2022 – $2,369,034) of capitalized E&E expenditures on its mineral projects.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (https://austin.gold).

B. Business Overview

Description of Our Business

The Company is a gold exploration company focused on gold targets and making district-scale gold discoveries in Nevada, USA and Oregon, USA. The Company’s Kelly Creek Project (as described herein) is a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada, USA. Upon developing an understanding of the prospect of discovering deposits of precious or base metals on the property, the Company entered into the Kelly Creek letter of intent on May 29, 2020. Thereafter, as described further herein, we entered into an Exploration and Option to Enter Joint Venture Agreement (“JV Agreement”).

To increase the opportunity for economic success, the Company obtained options to acquire four additional mineral exploration projects, two of which were subsequently drilled and the option agreements terminated (i.e. Fourmile Basin and Miller projects). The two projects retained and currently being explored by the Company are the Lone Mountain Project, located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada and the Stockade Mountain Project, located in Malheur County, Oregon.

Competitive Conditions

The mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other exploration and mining companies in the search for, and acquisition of, mineral properties, many of whom have greater financial resources. As a result of this competition, the Company may be unable to acquire attractive mineral properties in the future on terms it considers acceptable. The Company also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

The ability of the Company to acquire properties largely depends on its success in exploring and developing its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. The Company may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labor. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. Refer to the “Risk Factors” section of this Annual Report.

Industry and Economic Factors That May Affect Our Business

The Company’s mineral properties currently consist primarily of mineral leases and options with third parties for unpatented mining claims located on lands administered by the BLM, the Nevada State Office and the Oregon State Office to which the Company’s optionors only have possessory title of the mineral rights. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual BLM claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.

The present status of these unpatented mining claims located on public lands allows the Company the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. Subject to the permitting process, the Company is also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the USA. The Company remains at risk that the mining claims may be forfeited either to the USA or to rival private claimants due to failure to comply with statutory requirements. Prior to 1993, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1993, through federal legislation restricting the BLM from accepting any new mineral patent applications. If the Company does not obtain fee title to its unpatented mining claims, there can be no assurance that it will be able to obtain compensation in connection with the forfeiture of such claims.

Pending Federal Legislation that may affect the Company’s Operations

In recent years, members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Act of 1872, a U.S. federal law that authorizes and governs prospecting and mining for economic minerals, such as gold, platinum, and silver, on federal public lands. Such bills have proposed, among other things, to either eliminate the right to a mineral patent, impose a federal royalty on production from unpatented mining claims, render certain federal lands unavailable for the location of unpatented mining claims, afford greater public involvement in the mine permitting process, provide for citizen suits, and impose new and stringent environmental operating standards and mined land reclamation requirements in addition to those already in effect. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact the Company’s ability to develop mineralized material on unpatented mining claims. Currently, most of the Company’s mining claims are on unpatented claims. Although the Company cannot predict what legislative changes might occur, the enactment of these proposed bills could adversely affect the potential for development of its mining claims, the economics of any mines that it brings into operation on federal unpatented mining claims, and as a result, adversely affect the Company’s financial performance.

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

The Company’s operations are also exposed to various levels of regulatory, economic, political and other risks and uncertainties which may impact the Company’s business and our ability to raise new capital. There can be no assurance that the Company will be able to comply with any changing regulatory, economic or political environment. Refer to the “Risk Factors” section of this Annual Report.

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”) and the BLM as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of “Notices to Conduct Mineral Exploration Activities” (Notice level permit) and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

Federal Government

On lands owned by the USA, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals).

On lands administered by the BLM, notice-level exploration permits are required to perform drilling or other surface disturbing activities with less than five acres extent. More extensive disturbance requires submittal and approval of a “Plan of Operations” and an “Environmental Assessment” or EIS from the BLM.

State Governments

If the Company is successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when we commence any mineral production, we will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

Nevada

In Nevada, initial stage surface exploration activities that do not disturb the surface do not require any permits. We would also be required to post bonds with the State of Nevada to secure our environmental and reclamation obligations on private land, with the amount of such bonds reflecting the level of rehabilitation anticipated by the then proposed activities.

Oregon

Unlike Nevada, where earlier stage exploration activities such as drilling and roadbuilding on BLM lands do not require a state permit, Oregon does require a state permit and separate reclamation bonding. The Oregon DOGAMI is the Lead Facilitating Agency for mine permitting and regulation at the state level. Other state agencies that would become involved in the process include Oregon DEQ, Oregon WRD, Oregon DSL, Oregon ODFW, Oregon ODA, Oregon SHPO and Oregon DLCD.

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

Environmental Regulation

The Company’s exploration and development activities, as well as any current or future operations, are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for the Company to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of the Company’s business.

All phases of the Company’s operations in Nevada and Oregon will be subject to extensive federal environmental regulation, and to the state regulatory programs to which these federal requirements may have been delegated through state statutes, which may include:

●	CERCLA;
●	RCRA;
●	CAA;
●	NEPA;
●	CWA;
●	SDWA;

●	ESA; and
●	The National Historic Preservation Act.

These environmental regulations require the Company to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Nevada and Oregon state statutes and regulations also require that mining projects prepare an approved reclamation plan and establish financial assurance requirements for reclamation of mining operations upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on the Company’s financial performance and results of operations. Refer to the “Risk Factors” section of this Annual Report. The Company maintains, and anticipates continuing to maintain, a policy of operating its business in compliance with all environmental laws and regulations.

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

The following table presents the high, low and average afternoon fixed prices in U.S. dollars for an ounce of gold on the London Bullion Market over the past five years:

Year	High	Low	Average
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,800
2022	2,039	1,629	1,791
2023	2,078	1,809	1,941

Data Source: www.lbma.org.uk/

Cycles

Given the general weather conditions and exploration season in north central Nevada and south-eastern Oregon, the Company’s E&E expenditures on its mineral properties tend to be greater from April to December than in the rest of the year.

Mineral Projects

The Company is a gold exploration company focused on gold targets and making district-scale gold discoveries in the USA. The Company initially acquired an option to joint venture the Kelly Creek Project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada.

The Company obtained options to acquire four additional mineral exploration projects, two of which were subsequently drilled and the option agreements terminated (i.e. Fourmile Basin and Miller projects). The two projects retained and currently being explored by the Company are located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada (the Lone Mountain Project) and in Malheur County, Oregon (the Stockade Mountain Project).

The Company hired Robert Hatch (SME-Registered Member) of Volcanic Gold & Silver LLC, 80 Bitterbrush Road, Reno, Nevada, as the Company’s VP Exploration and he acts as the Company’s “qualified person” (“QP”) under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and sub-part 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended, to oversee the operations and disclosure for all of the Company’s mineral projects. Robert Hatch is a shareholder of the Company and is compensated and has been granted equity awards for his role as VP Exploration. Refer to the “QP” and “Item 6 – Directors, Senior Management and Employees” sections of this Annual Report for additional information related to his remuneration and equity holdings.

Below are brief descriptions of the properties. For additional information about the financial terms of the agreements and E&E expenditures incurred on the properties, refer to note 10 of our audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (the “Consolidated Financial Statements”).

Kelly Creek Project, Nevada, USA

On July 7, 2020, the Company entered into the JV Agreement on the Kelly Creek Project, through the Company’s wholly owned subsidiary, Austin NV with Pediment, a subsidiary of NGE, whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project. The project is located in Humboldt County, Nevada, and is situated on public lands administered by the BLM and on private lands. Barbara Carroll, C.P.G., as an independent consultant and QP, completed the Kelly Creek Technical Report which is available on the Canadian System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca.

The Kelly Creek Basin is situated along the Battle Mountain – Eureka Gold Trend and is bounded by multi-million-ounce gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), together representing more than 70 million ounces of gold along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by post-mineral volcanic units and post-mineral alluvium.

A significant portion of the Kelly Creek Project lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this wetlands designation for this part of the Kelly Creek Project is unknown. A preliminary review of permitting issues in this area indicates that there may be some additional challenges to permit development near the Humboldt River and its associated floodplain.

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

During the third quarter of 2022, the Company conducted a limited drill program at the Kelly Creek Project to drill test beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. The program consisted of a total of 3,485 feet (1,062 meters) of rotary-RC drilling in four holes. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned were 0.087 g/t and 0.056 g/t.

On May 3, 2023, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. For further details on the amended terms, refer to Note 10(a) of our Consolidated Financial Statements.

On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original combined land holdings and included the claims under the Genesis agreement. The entire Tomera Ranch private property has been retained. As a result of the termination of certain leases and claim holdings, the Company incurred a write-off of E&E assets of $353,456 which was recorded in the statement of loss and comprehensive loss.

The Company is continuing to determine its next steps at Kelly Creek.

Lone Mountain Project, Nevada, USA

On November 1, 2020, the Company, through its subsidiary Austin NV, entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership, for exploration and mining rights on 454 unpatented lode mining claims and six patented mining claims that comprise the Lone Mountain Property, Elko County, Nevada. On August 2, 2022, NAMMCO released its rights to the six patented mining claims and on August 3, 2022, the Company negotiated changes to the lease agreement on the Lone Mountain Project. In November 2023, the Company located an additional 348 unpatented lode mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement. As of the date of this Annual Report, total area of the property is approximately 22.2 mi2 (57.6 km2).

The project is located approximately 25 miles (40 kilometers) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located 22 miles (35 kilometers) northeast of the Carlin cluster of gold deposits and 19 miles (30 kilometers) south of the Jerritt Canyon deposits. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of highway and 6 miles (10 kilometers) of gravel road.

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

Large amounts of data collected by eleven exploration companies and NAMMCO over the past sixty years suggests potential for significant discovery and provides guidelines for future exploration. The Company, in coordination with its consultants, conducted numerous activities to design an initial exploration program for the Lone Mountain Project. These activities included a review of historical technical reports, compilation of exploration data, drafting of property maps and workup of the GIS data, and strategic planning for a forthcoming exploration program. Subsequent to these reviews, the Company commenced an exploration program consisting of rock sampling, geological mapping and gravity geophysics.

Stockade Mountain Project, Oregon, USA

On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights on 261 unpatented lode mining claims that comprise the Stockade Mountain Project situated in Malheur County, Oregon. The total area of the property is approximately 8.29 mi2 (21.46 km2).

The property is located approximately 50 miles (80 kilometers) southeast of Burns, Oregon and 90 miles (145 kilometers) southwest of Boise, Idaho in a rural area used for ranching and farming. The high-grade gold/silver Grassy Mountain Gold project, which is currently undergoing permitting for an underground mine and adjacent milling operation, is located in Malheur County about 40 miles (64 kilometers) northeast of Stockade Mountain. The nearby community of Burns, Oregon is a commercial center for ranching and farming and can supply the necessary accommodation, food, fuels, supplies, and some of the contractors and workforce for exploration and development.

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

The project is an exploration stage project, and there are no known mineral resources or reserves on the project at this time. The Company has initiated a systematic exploration program to include drilling beneath the known high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper into the hydrothermal boiling zone along feeder conduits. Similar to the Company’s other projects, Robert Hatch conducted data compilation, field review, permitting, and other activities associated with exploration of the Stockade Mountain Project.

During the fourth quarter of 2022, the Company received approval from the BLM to build access roads and drill exploration holes to test the above-described targets. Exploration activity in Oregon that creates disturbances also requires approval of an Exploration Permit through the Oregon DOGAMI, and this permit was approved in the third quarter of 2023. As a result, all permits necessary to construct access roads and initiate drilling are in hand.

The Company’s drilling program is designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system. On November 2, 2023, the Company announced a diamond drilling program at the Stockade Mountain Project. This is the first known use of diamond drilling on the property, which will allow the Company to have a better understanding of the host rocks and mineralization.

The Company completed its diamond drilling program at its Stockade Mountain Project which consisted of three drillholes totaling 2,435.9 feet (742.5 meters). These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercepts including 8.19 g/t over 4 feet (1.2 meters), 9.32 g/t over 2.7 feet (0.82 meters) and several other gold intercepts of interest. Extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays during the drilling program. The Company shut down the drill program due to excessive disturbance caused by the drilling activity after the third diamond drillhole.

The Company is planning a RC drill program to continue the exploration for the hypothesized high-grade vein systems.

Miller Project, Nevada, USA

On February 1, 2021, the Company entered into a mineral lease and option agreement with Smith & Maynard for exploration and mining rights and access to certain mineral claims on the Miller Project situated in Elko County, Nevada.

The Company received approval from the BLM for a “Notice to Conduct Mineral Exploration Activities” for its initial drilling program. The program commenced in late July 2023.

On September 20, 2023, the Company received gold assay results for the drilling program at its Miller Project. Four holes totaling 6,565 feet (2,001 meters) were drilled to target Carlin-type gold mineralization in Paleozoic sedimentary rocks hypothesized to occur beneath Quaternary gravels and Tertiary volcanic rocks. The primary purpose of this drilling program was to determine if suitable Carlin-type host rocks occurred at reasonable depth in areas with gold and multi-element biogeochemical anomalies. Two of the holes encountered the Paleozoic sedimentary rock section at depths of 985 feet (300 meters) and 940 feet (286.5 meters) respectively that may include the suitable host rocks, whereas two of the holes were ended in Tertiary volcanics at depths of 1,800 feet (548.6 meters) and 1,545 feet (470.9 meters) respectively. Some of the sample intervals in the Paleozoic rocks contained detectable gold up to 0.027 g/t, whereas a high value of 0.116 g/t gold was returned in volcanic rocks interpreted to be Eocene in age.

On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project. As a result of the termination of the mineral lease and option agreement, the Company incurred a write-off of E&E assets of $1,015,468 which was recorded in the consolidated statement of loss and comprehensive loss.

Fourmile Basin Project, Nevada, USA

On June 18, 2020, the Company entered into a mineral lease agreement with La Cuesta International, Inc. (“LCI”) for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Project situated in Nye County, Nevada.

During the fourth quarter of 2022, the Company received approval from the BLM to drill exploration holes in the southern portion of the project area. The exploration target was the hypothesized buried source of gold and silver mineralized boulders and float that are concentrated in a 5.5 mile (8.9 kilometer) long zone along the east side of Fourmile Basin. The Company completed its initial drilling program in January 2023 which consisted of five holes totaling 4,580 feet (1,396 meters). Analytical results for gold were received, with high values being 0.106 and 0.065 g/t gold.

On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, the Company incurred a write-off of E&E assets of $883,862 which was recorded in the consolidated statement of loss and comprehensive loss.

C. Organizational Structure

The Company has the following organizational structure as at March 27, 2024:

Austin NV

On June 29, 2020, Austin NV was incorporated in Nevada, USA for operation of its mineral projects in the USA.

D. Property, Plant and Equipment and E&E Assets

Summary of Mineral Properties

The Company currently has interests in three gold exploration properties, two located in the state of Nevada, including the Kelly Creek Project and the Lone Mountain Project, and one located in the state of Oregon, the Stockade Mountain Project.

Mineral Property Locations

Figure 1:

Bend
Vale
Ontario
Mackay
Burns
Ketchum
Boise
Stockade Mountain Project
N
Twin Falls
Lakeview
Oregon
Idaho
Nevada
Lone Mountain Project
Wells
Winnemucca
Elko
Carlin
Kelly Creek Project
Battle Mountain
Lovelock
Reno
Austin
Eureka
Ely
Carson City
Tonopah
Austin GOLD CORP
Las Vegas
Project Locations

Ownership Interests

●	The Company holds its interests in the Kelly Creek Project through Austin NV under the JV Agreement dated July 7, 2020 and as amended March 3, 2021 and May 3, 2023;
●	On November 1, 2020, the Company entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership (NAMMCO) for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property situated in Elko County, Nevada. The Company located an additional 348 unpatented lode mining claims adjacent to the NAMMCO property in November 2023; and

●	On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Project situated in Malheur County, Oregon.

In total, the Company’s mineral projects cover 38.8 mi2 (100.4 km2) in the aggregate, consisting of a mix of 1,162 unpatented mining claims either leased with option to purchase, joint ventured, or owned outright by the Company and private property leases.

QP

The disclosure in this Annual Report of scientific and technical information regarding exploration results for the Kelly Creek Project has been reviewed and approved by Barbara Carroll, who is a QP under S-K 1300. Ms. Carroll is an independent consulting geologist.

The disclosure in this Annual Report of scientific and technical information regarding exploration results for the mineral properties of the Company, except for the Kelly Creek Project, has been reviewed and approved by Robert Hatch, the VP Exploration of the Company, who is a QP under S-K 1300.

As VP Exploration of the Company, Robert Hatch is compensated US$15,000 per month and has been granted the following options:

●	33,333 options to purchase Common Shares of the Company exercisable at a price of C$3.00 per share and expiring on December 3, 2030;
●	76,667 options to purchase Common Shares of the Company exercisable at a price of US$0.9161, vesting over a period of 18 months and expiring on October 27, 2027;
●	100,000 options to purchase Common Shares of the Company exercisable at a price of US$0.7671, vesting over a period of 18 months and expiring on October 2, 2028; and
●	200,000 options to purchase Common Shares of the Company exercisable at a price of US$0.7671, vesting over a period of 18 months and expiring on November 9, 2028.

Internal Controls

Our properties are all at an early stage of exploration, with no reserves, resources, or surface samples or drill penetrations that could be construed as being a potentially economic discovery. When conducting exploration that involves drilling, sampling, assaying, and the reporting of results from those activities, we have established sampling and analytical QA/QC protocols consistent with industry standards. These protocols will include, but are not limited to:

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

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property.

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

There is no readily available year-round source of fresh water on the Kelly Creek property. Seasonal surface water may be available from the local drainages during the rainy season, but these sources are dry for most of the year. Fresh water required for future exploration may be pumped from surface and/or groundwater sources provided through purchase agreements with nearby ranches. The Company’s and previous drilling campaigns utilized water from the Marigold mine, and another possible water source is the fire station in Valmy.

Property Claims and Option

The Kelly Creek Project comprises 99 unpatented lode mining claims held directly by Pediment covering approximately 2.77 mi2 (7.16 km2); and approximately 5.49 mi2 (14.2 km2) of private land leased by Pediment. The nearby towns of Winnemucca and Battle Mountain host the majority of the local workforce and have well-developed infrastructure of stores and shops for supplies, restaurants and motels. Contractor support, transportation, and general suppliers are all readily available in these communities as well as in Elko, which is located approximately 88 miles (142 kilometers) east of the Kelly Creek Project area and serves as a major hub for mining operations in northern Nevada.

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

The Company holds its interests in the Kelly Creek Project through its Nevada subsidiary Austin NV under the JV Agreement with Pediment dated July 7, 2020 and as amended March 3, 2021 and May 3, 2023. Under this second amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2025. This total included the amount incurred on the project as of May 3, 2023 ($923,757).

During the earn in period, Austin NV will be the operator of the project.

Once the option to joint venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring an additional C$2,500,000 on E&E expenditures with no time limit, although the Company must continue to pay the underlying property lease payments and BLM and county fees to keep the properties subject to the joint venture in good standing.

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. Under the Hot Pot agreement, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023 and every year thereafter	$30,000	Paid

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original claim holdings and included the claims under the Genesis agreement.

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

Subsurface geology at the Kelly Creek Project area is inferred from the geology of the surrounding ranges and existing drill logs to consist of a thick section of i) lower Paleozoic deep marine sedimentary and volcanic rocks of the Roberts Mountains allochthon (probably the Valmy Formation), and ii) possible local occurrences of stratified units of the Mississippian to Permian Antler overlap. The section of Paleozoic rocks is unconformably overlain by a succession of Cenozoic rocks that includes: a) Paleogene tuffs and lavas, b) Miocene basin deposits, c) Pliocene basaltic rocks, and d) Pleistocene to Holocene alluvial deposits of the Humboldt River.

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

There is no surface expression of alteration or mineralization present at the Kelly Creek property. Bedrock units known to support mineralization nearby at Lone Tree and Marigold were encountered by RC and core drill holes across the project area which intersected broad areas of bleaching and argillization anomalous in Au, Ag, As, Sb, Hg, Tl +/- Trace Cu, Pb and Zn commonly associated with Carlin-type hydrothermal systems. Oxidation extends to depths as great as 1,000 feet (300 meters) in several core holes.

Exploration History

Recognizing the potential to find significant gold mineralization within the Kelly Creek Basin, dozens of major and junior explorers have explored to follow the prospective geology seen in and proximal to the exposed bedrock in the surrounding mountain ranges beneath the sands and gravels covering the Basin. Within the areas controlled by Pediment, this activity has included: Santa Fe Pacific completing wide-spaced bedrock mapping drilling in the 1990s; BHP completing an extensive soil auger geochemistry program through the late 1990s; and Placer Dome completing a reconnaissance-scale RC program in the early 2000s. Other companies that either now hold or have held claims in the immediate area include Newmont, Barrick, AngloGold, Hemlo, Homestake, and Kennecott. The efforts of each company have added valuable information about the geology of the Basin; however, without a cost-effective tool to conduct basin-scale exploration beneath the valley cover, the exploration programs to date in the Kelly Creek Basin have predominantly consisted of unsystematic and uncoordinated efforts focused on relatively small areas.

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

In 2005, Pediment completed nine widely spaced vertical RC drill holes on the Kelly Creek Project to examine the target’s underlying geology and its potential for mineralization. All nine drill holes successfully encountered hydrothermally altered bedrock containing anomalous gold and associated trace element chemistry. The widely spaced, shallow holes confirmed bedrock to range in depth from 100 feet (33 meters) to 370 feet (112 meters).

In 2008, Pediment completed ten shallow RC vertical holes at Kelly Creek to drill through alluvium and a short distance into bedrock to examine the property’s underlying geology and further explore the property’s potential for mineralization. All ten drill holes successfully encountered hydrothermally altered bedrock containing anomalous gold and associated trace element chemistry. Bedrock was covered by less than 275 feet (83 meters) of alluvium in seven of ten holes and less than 500 feet (152 meters) in the other three.

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

Exploration Drilling Program Completed by the Company

The Company completed a four-hole drilling program on the Kelly Creek Project in August 2022. Totaling 3,485 feet (1,062 meters) of rotary-RC drilling, the holes were designed to drill beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned are 0.087 g/t and 0.056 g/t.

For the year ended December 31, 2023, the Company incurred $75,285 (2022 – $535,725) of E&E expenditures on the Kelly Creek project and is currently determining its next steps at Kelly Creek.

Sampling, Analysis and Data Verification

Barbara Carroll as the qualified person for this project, reviewed the historical Kelly Creek Project data, performed audits on the surface geochemistry, verified the historical drillhole database, attained an understanding of the extent of historical QA/QC procedures implemented, and visited the project site. The sampling methods, security, and analytical procedures used by the various operators of the Kelly Creek Project were adequate for an exploration stage project. Comparison of check assays on drill hole pulps against historic results show a strong correlation (94%) between the samples analyzed by American Assay Laboratories in 2016/2017 to the check analysis on the samples performed in 2020. While there were inconsistencies in the data provided to Barbara Carroll by NGE, the qualified person is unaware of any significant risks or uncertainties that could be expected to affect the reliability of the exploration information presented in this Annual Report.

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

Lone Mountain Project, Nevada, USA

On November 1, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Mineral Lease and Option Agreement”) with NAMMCO, a Wyoming General Partnership (NAMMCO) for exploration and mining rights and access to 454 unpatented lode mining claims on the Lone Mountain Property situated in Elko County, Nevada. In November 2023, the Company located an additional 348 unpatented lode mining claims at Lone Mountain, which are not subject to the NAMMCO mineral lease and option agreement.

Property Location and Access

Figure 3:

0
20
kilometres
0
10
miles
601
401
Big Springs
131
219
Winnemucca
Wells
Elko
Carlin
Lovelock
Reno
Carson City
Austin
Eureka
Ely
Tonopah
Las Vegas
MCE
Winters Creek
Marlboro Canyon
Alchem
Lower North Generator Hill
Wright Window
Pattani
Jerritt Canyon (Enfield Bell)
Mill Creek
SSX
Burns Basin
Tuscarora
Jerritt Canyon
Pie Creek
Waterpipe
Waterpipe
Starvation Canyon
Lone Mountain Project
Rip Van Winkle
Storm (Rossi)
Capstone
Dee
Bootstrap
REN
Meikle
Banshee
Long Lac
Goldstrike (Betze, Post)
Beast
Genesis\Bluestar
Antimony Hill
Big Six
Bullion Monarch
Carlin, East Ore Zone
Carlin, West Ore Zone
Carlin Trend
Elko
N
West Mike
Gold Quarry
McPod
Mike
Copper King
Deep Sulfide Feeder Zone
Deep West Zone
Chukar
Carlin
Tess
Saddle
Emigrant Springs
Northwest Extension
Rain (See
Gnome
B. J. H
Pinyon Range
Pod (Railroad)
East Jasperoid
Bunker Hill
Austin
Lone Mountain Project
Elko County, Nevada
R.M. Hatch
February 2024

The Company’s Lone Mountain Project is located approximately 25 miles (40 kilometers) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located 22 miles (35 kilometers) northeast of the Carlin trend, and 19 miles (30 kilometers) south of the Jerritt Canyon deposits. The claim package covers parts of Townships 37-38N, Ranges 53-54E. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of sealed road and 6 miles (10 kilometers) of gravel road.

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. The Company is conducting extensive compilation and review of existing exploration data in advance of the 2024 field season and a planned drilling program.

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

Property Claims and Lease

The Lone Mountain Project consists of a total of 802 unpatented lode mining claims.

On September 15, 2020, the Company signed a Letter of Intent with NAMMCO (the “LOI”). The LOI contemplated that the agreement will be a lease with option to purchase 454 unpatented lode mining claims located in Elko County, Nevada.

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

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000
November 1, 2025 and every year thereafter(1)	$30,000

(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

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

Effective April 29, 2021, and August 3, 2022, the parties signed amendments to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfil the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	In progress
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

In November 2023, the Company located an additional 348 unpatented lode mining claims at Lone Mountain. These claims are not subject to the NAMMCO mineral lease and option agreement.

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

The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan are also widespread (Figure 4). When viewed on a district scale the skarn-type alteration occurs close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Figure 4:

Exploration History

Some of the historical exploration activities disclosed below were conducted on adjacent or inlier properties not controlled by the Company. All historical data was provided by NAMMCO under the mineral lease and option agreement.

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

A summary of exploration activity conducted up to 2008 is shown in Table 1.

Table 1 - Exploration Activity up to 2008

Exploration Activity	Pre-Teck	Teck (2006-2008)
Soil Samples	3,787	2,654
Rock Samples	1,770	551
Geophysics-Magnetics	Airborne Aero Mag (image only)	364 Line Miles (586 kilometers)
Geophysics-Gravity	Kennecott-North Jasperoid Target	-----
Geophysics-IP	Gradient Array/HEM (Geoterex-Image Only)	5.9 miles (9.5 kiloemeters)
Drilling	179 holes (84,690 feet / 2,581meters)	4 holes (5,690 feet / 1,734 meters)

Global Geoscience leased the property in 2012 and farmed it out to Osisko Mining who conducted geological mapping, surface geochemical sampling, ground magnetic surveys, gravity surveys, drilling and claim staking during 2012. The geochemical sampling programs included 2,196 soil samples, 209 stream sediment samples and 117 rock samples. Osisko completed 13 holes for a total of approximately 14,975 feet (4,565 meters) of RC drilling. At the South Jasperoid prospect, four holes targeted Carlin-style mineralization around structures and alteration defined by a detailed gravity survey. Three holes were completed at the Lone Mountain skarn and six holes were drilled in total at the Rip Van Winkle and Monarch prospects where breccia-hosted mineralization lies adjacent to and within bodies of quartz feldspar porphyry.

No further work was conducted on the property and it was released back to NAMMCO.

Exploration Program

Compilation and evaluation of previous exploration data by the Company indicates multiple areas with anomalous to significant gold and indicator elements in rock, soil, and drill hole samples. After negotiating an access agreement with private property owners, the Company began its exploration activities in 2023 with reconnaissance sampling and mapping followed by hiring a gravity geophysics contractor to augment existing gravity survey data. Interpretation by the Company’s geophysics consultant helped to refine areas for additional work in 2024, which is planned to include soil and rock sampling, geological mapping and possible additional geophysics techniques. Depending on the progress of these activities, drilling may be conducted late in 2024.

Stockade Mountain Project, Oregon, USA

On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Project situated in Malheur County, Oregon.

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

Figure 5:

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. The Company is pursuing an exploration program including additional drilling, sampling, assaying, environmental monitoring, review of historical data and related activities described below.

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

Property Claims and Option

The Stockade Mountain Project consists of a total of 261 unpatented lode mining claims that cover an area of over 6,790 acres (2,748 hectares) on land administered by the BLM.

Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000
November 16, 2024 and every six months thereafter	$25,000

The Company is required to incur the following minimum E&E expenditures on the property:

May 16, 2023	$30,000	Completed
May 16, 2024	2,000 meters of drilling	In progress(1)

(1)	Subsequent to December 31, 2023, on February 28, 2024, the Company executed an amendment to the mineral lease and option agreement with BMR eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

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

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, with the best intercept being:

●	260 feet (79.2 meters) averaging 0.937 g/t gold from 150 – 410 feet (45.7 – 125 meters), which includes:
o	78.7 feet (24 meters) averaging 1.560 g/t gold from 190 – 270 feet (58 to 82.3 meters).

Numerous other drill holes returned long intercepts of >0.2 g/t Au, and four drilled higher-grade intercepts of:

●	10 feet (3 meters) averaging 1.1 g/t gold;

●	5 feet (1.5 meters) averaging 1.14 g/t gold;
●	15 feet (4.6 meters) averaging 1.1 g/t gold; and
●	15 feet (4.6 meters) averaging 1.385 g/t gold.

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

Permitting

During the fourth quarter of 2022, the Company received approval from the BLM to build access roads and drill exploration holes to test the above-described targets. During the third quarter of 2023, the Exploration Permit application was approved by the Oregon DOGAMI to drill up to sixteen holes.

Drilling

The Company’s drilling program is designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system. On November 2, 2023, the Company announced drilling at the Stockade Mountain Project. This is the first known use of diamond drilling on the property, which will allow the Company to have a better understanding of the host rocks and mineralization.

The Company’s diamond drilling program consisted of three diamond drillholes totaling 2,435.9 feet (742.5 meters). The Company announced the gold assay results from the first two drillholes at its Stockade Mountain Project on January 30, 2024. These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 g/t over 4 feet (1.2 meters) and several other gold intercepts of interest. Results from the third and last drill hole of the program, SM-24-04, were announced on March 25, 2024 and include a gold intercept of 9.32 g/t over 2.7 feet (0.82 meters). These results continue to demonstrate the strength of the hydrothermal system and the potential for significant gold mineralization within the project area.

Significant intervals are tabulated in the following table:

Hole ID	From	To	Interval	From	To	Interval	Gold
	(ft)	(ft)	(ft)	(m)	(m)	(m)	g/t
SM-23-01
	155	293	137.9	47.2	89.3	42.1	0.636
Incl.	161.4	166.4	5	49.2	50.7	1.5	1.713
Incl.	279	283	4	85.0	86.3	1.2	8.19

	308.8	337.2	28.4	94.1	102.8	8.7	0.326
Incl.	308.8	312.1	3.3	94.1	95.1	1.0	2.809

	382.5	386.2	3.7	116.6	117.7	1.1	2.472

SM-23-02
	47	63	16	14.3	19.2	4.9	0.368
Incl.	60.3	63	2.7	18.4	19.2	0.8	0.762

	254	273.7	19.7	79.3	83.4	4.1	0.417
Incl.	254	260.3	6.3	77.4	79.3	1.9	0.752

	296.8	304.5	7.7	90.5	92.8	2.3	0.513

	698.5	706.6	8.1	212.9	215.4	2.5	0.752
Incl.	698.5	701.4	2.9	212.9	213.8	0.9	1.276

	769	771.5	2.5	234.4	235.2	0.8	1.718

SM-24-04(1)
	242	245	3.0	73.8	74.7	0.91	0.515
	607	609.7	2.7	185	185.8	0.82	9.32
	609.7	612	2.3	185.8	186.5	0.70	1.04
	654	656	2.0	199.3	200.0	0.61	0.363
	674.8	678	3.2	205.7	206.7	0.98	0.378
	712.4	713.9	1.5	217.1	217.6	0.46	1.22

(1)A hole numbered “SM-23-03” was collared in from the same site but drilled to less than 100 feet (30.5 meters) and abandoned. Due to its very close proximity to SM-23-02, SM-23-03 was not sampled.

Drill hole SM-23-01 was designed to confirm the assays and understand the geology in historical rotary RC drill hole STKD-9. That hole intersected 260 feet (79.2 meters) of stockwork veining averaging 0.937 g/t gold from 150 to 410 feet (45.7 - 125 meters). In that same zone, the Company’s hole SM-23-01 penetrated 137.9 feet (42.1 meters) with a weighted average of 0.636 g/t gold, essentially confirming the historical drill hole results. The highest-grade interval is 4 feet (1.2 meters) averaging 8.19 g/t.  The higher grade and longer overall interval in STKD-9 can be attributed to upgrading of the assays by washing away the clays in the samples by the rotary RC drilling method, and therefore biasing the samples with the veining and silicified breccias that would carry the gold values.

Drill hole SM-23-02 was designed to target higher grade mineralization about 330 feet (100 meters) below the stockwork mineralization in SM-23-01 and STKD-9. Although significant stockwork mineralization was penetrated, it is apparent that either the Number 9 Vein as exposed in outcrop is not the main “feeder” for the widespread stockwork mineralization, or it has a dip and/or strike different from what was expected.

SM-24-04 was drilled due north from the site of SM-23-02 at an inclination of -72.5 degrees. Hydrothermal alteration and mineralization in the hole are exceptionally strong and the rock is completely oxidized to the bottom of the hole. Although the gold intervals reported above are not interpreted to be the targeted high grade “feeder” veins to the high level stockwork gold mineralization, geological indications are that they may occur at greater depth and in this general area.

The Company is drilling into what has been historically known as the “Number 9 Vein” area in the central part of the Company’s land package. Gold values from surface outcrops of the vein are weak, with a high value of 0.013 g/t. However, the historical drilling indicates that significant thicknesses of stockwork mineralization begin just below the surface and extend at least 1,250 feet (380 meters) eastward from the exposed vein zone and 2,300 feet (700 meters) along strike. The hypothesized high-grade gold/silver veins at Stockade Mountain would have formed within a vertical zone of vigorous boiling of the hydrothermal fluids near the base of and below the stockworks.

After restarting the drilling program in early January 2024, extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays. The Company shut down the drill program due to permitting restrictions and excessive disturbance caused by the drilling activity.

The Company is planning a RC drill program to continue the exploration for the hypothesized high-grade vein systems.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Our discussion contains forward-looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

Results of Operations

The following table contains selected annual financial information derived from our audited Consolidated Financial Statements, which are reported under IFRS® Accounting Standards.

			For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Revenue	$—	$—	$—
Net loss	(4,000,671)	(1,068,391)	(401,105)
Net comprehensive loss	(4,000,671)	(1,787,312)	(379,644)
Loss per share - basic and diluted	(0.30)	(0.09)	(0.04)
Cash and cash equivalents	907,551	630,623	1,094,550
E&E assets	2,280,490	2,369,034	1,286,156
Total assets	12,005,240	14,877,675	2,592,093
Total liabilities	676,605	97,825	60,773
Cash dividends	$—	$—	$—

Year ended December 31, 2023 compared to the year ended December 31, 2022

Administrative expenses

For the year ended December 31, 2023, total administrative expenses were $2,237,072, an increase of $519,778 compared to the comparable period in 2022. The increase was the result of the Company operating as a publicly listed entity for the entire fiscal year in 2023 compared to the comparable period in 2022, in which the Company completed its IPO in May 2022.

Share-based compensation

For the year ended December 31, 2023, share-based compensation expense was $481,394, an increase of $318,766 compared to the comparable period in 2022. The movement in share-based compensation expense is the result of the timing and number of share options and warrants granted during the periods and the vesting conditions and fair value attributed to those options and warrants.

Insurance

For the year ended December 31, 2023, insurance costs were $360,050, an increase of $97,735 compared to the comparable period in 2022. The increase was due to the premium for directors and officers insurance which was initiated upon completion of the IPO in the second quarter of 2022.

Investor relations and marketing

For the year ended December 31, 2023, investor relations and marketing was $233,355, an increase of $88,110 compared to the comparable period in 2022. The increase was due to increased promotion, social media campaigns and marketing of the Company since the listing of the Company’s shares on the NYSE American.

Professional fees

For the year ended December 31, 2023, professional fees were $327,712, an increase of $31,467 compared to the comparable period in 2022. The increase was primarily related to an increase in the annual audit fees.

Management salaries and consulting fees

For the year ended December 31, 2023, management salaries and consulting fees were $590,696, a decrease of $25,457 compared to the comparable period in 2022. The decrease was primarily due to performance bonuses received on completion of the IPO partially offset by management salaries and consulting fees paid to senior executives and directors which commenced in the second quarter of 2022.

Listing and filing fees

For the year ended December 31, 2023, listing and filing fees were $156,758, a decrease of $8,079 compared to the comparable period in 2022. The decrease in fees was primarily due to the costs associated with the IPO in 2022 partially offset by fees, in the amount of $50,000, incurred with the NYSE American for the Company’s stock incentive plan.

Write-off of E&E assets

For the year ended December 31, 2023, the Company recognized a write-off of E&E assets in the amount of $2,252,786. This was related to the termination of the Fourmile Basin and Miller project mineral lease and option agreements, in the amount of $1,899,330 and the notice to Pediment that the Company will drop certain leases and claim holdings within the Kelly Creek Project, in the amount of $353,456.

Unrealized fair value loss on marketable securities

For the year ended December 31, 2023, unrealized fair value loss on marketable securities was $9,051, a decrease of $165,583 compared to the comparable period in 2022. The decrease was due to a smaller change in the share price of NGE in which the Company holds 89,240 common shares (post 25:1 share consolidation completed on February 15, 2023).

Foreign exchange gain

For the year ended December 31, 2023, foreign exchange gain was $4,650, a decrease of $635,674 compared to the comparable period in 2022. The decrease in foreign exchange gain was primarily related to the Company’s change in functional currency from CAD to USD as of December 31, 2022. The foreign exchange gain in 2022 was primarily related to the translation of USD denominated term deposits as the CAD weakened against the USD.

Interest and finance income

For the year ended December 31, 2023, interest and finance income was $493,743, an increase of $310,530 compared to the comparable period in 2022. The increase was primarily due to higher interest rates on reinvestment of short-term investments. Interest and finance income is earned from the investment in short-term investments at fixed interest rates using the proceeds generated by the Company’s IPO.

Net loss and comprehensive loss

For the year ended December 31, 2023, net loss and comprehensive loss was $4,000,671, an increase of $2,932,280 compared to the comparable period in 2022. The increase was primarily driven by the write-off of E&E assets, a decrease in foreign exchange gain and higher corporate administrative expenses partially offset by a lower unrealized fair value loss on marketable securities and interest and finance income.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Administrative expenses

For the year ended December 31, 2022, total administrative expenses were $1,717,294, an increase of $1,428,026 compared to the comparable period in 2021.

Management salaries and consulting fees

For the year ended December 31, 2022, management salaries and consulting fees were $616,153, an increase of $611,366 compared to the comparable period in 2021. The increase was primarily due to performance bonuses paid upon completion of the Company’s IPO and senior executives management fees which commenced in the second quarter of 2022.

Insurance

For the year ended December 31, 2022, insurance costs were $262,315, an increase of $254,918 compared to the comparable period in 2021. The increase was due to the directors and officers insurance premium.

Share-based compensation

For the year ended December 31, 2022, share-based compensation expense was $162,628, an increase of $162,628 compared to the comparable period in 2021. The movement in share-based compensation expense is the result of the timing and number of share options granted during the periods and the vesting conditions and fair value attributed to those options.

Listing and filing fees

For the year ended December 31, 2022, listing and filing fees were $164,837, an increase of $155,776 compared to the comparable period in 2021. The increase was due to fees associated with the Company’s IPO and NYSE American listing.

Investor relations and marketing

For the year ended December 31, 2022, investor relations and marketing costs were $145,245, an increase of $140,099 compared to the comparable period in 2021. The increase was due to increased promotion and marketing of the Company and attendance at investor conferences.

Unrealized loss on marketable securities

For the year ended December 31, 2022, unrealized loss on marketable securities was $174,634, an increase of $65,981 compared to the comparable period in 2021. The increase was due to the continued decline in the share price of NGE in which the Company holds 89,240 common shares (post 25:1 share consolidation completed on February 15, 2023).

Interest and finance income

For the year ended December 31, 2022, interest and finance income was $183,213 compared to nil in the comparable period in 2021. The increase was primarily from the investment in short-term investments at fixed interest rates using the proceeds generated by the Company’s IPO.

Foreign exchange gain

For the year ended December 31, 2022, the foreign exchange gain was $640,324, an increase of $649,951 compared to the comparable period in 2021. The increase in the foreign exchange gain was primarily related to the translation of the US denominated short-term investments as the CAD weakened against the US dollar. Short-term investments were purchased with proceeds from the Company’s IPO. As the Company changed its functional and presentation currency as of December 31, 2022, management expects foreign exchange fluctuations to be minimized as the Company maintains most of its funds in USD.

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

B. Liquidity and Capital Resources

Cash flows

Year ended December 31, 2023 compared to the year ended December 31, 2022

For the year ended December 31, 2023, cash flows used in operating activities were $1,686,043, a decrease of $105,769 compared to the comparable period in 2022. The decrease was primarily due to changes in non-cash working capital items partially offset by higher corporate administrative costs.

For the year ended December 31, 2023, cash flows generated by investing activities were $1,961,008, an increase of $14,478,283 compared to the comparable period in 2022. The increase was due to the redemption of short-term investments of $14,000,000, a decrease in short-term investments purchased of $500,000 and an increase of interest received in the amount of $475,280. This was partially offset by an increase in expenditures on E&E assets in the amount of $496,997.

For the year ended December 31, 2023, cash flows generated by financing activities were nil, a decrease of $13,853,420 compared to the comparable period in 2022. The Company completed its IPO in 2022 for gross proceeds of $15,019,000, offset by cash share issuance costs of $1,165,580.

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

Liquidity, capital resources and going concern

The Company has not generated revenue or cash flows from its operations to date. As at December 31, 2023, the Company has an accumulated deficit of $7,020,522 since inception and has a working capital (current assets less current liabilities) surplus of $9,039,896 (December 31, 2022 - $12,393,162). The operations of the Company have primarily been funded by the issuance of Common Shares.

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

Mineral Property Obligations

The Company is required to make pre-production, lease and/or advanced royalty payments on each of its projects to keep the agreements in good standing. In addition, for the Kelly Creek and Lone Mountain projects, the Company is required to incur E&E expenditures (i.e. work commitments) under those respective agreements. For details of these commitments refer to section “Item 4.D. Property, Plant and Equipment and E&E assets” in this Annual Report or refer to Note 10 of the Consolidated Financial Statements.

Introductory Agent Agreement

The Company executed an introductory agent agreement with BMR (the “BMR Agreement”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

The BMR Agreement was in effect for the Miller Project, as of February 1, 2021, until the mineral lease agreement was terminated on December 18, 2023. The Company paid a total of $35,000 in introductory agent fees to BMR during that period.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Material Accounting Policy Information

A summary of material accounting policy information of the Company is presented in Note 3 of the Consolidated Financial Statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles under IFRS® Accounting Standards and have been consistently applied in the preparation of the financial statements.

Statement of compliance and basis of presentation

The Consolidated Financial Statements have been prepared in in accordance with IFRS® Accounting Standards as issued by the IASB.

The Consolidated Financial Statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Company and the entity controlled by the Company, its subsidiary, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Austin NV	Nevada, USA	100%	Holds interests in exploration projects

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

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiary is the USD, which is also the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses result from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in currencies other than an entity’s functional currency. These gains (losses) are recognized in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the date of the initial transactions.

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

Financial instruments – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the consolidated statement of loss and comprehensive loss.

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

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●	Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.
●	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.
●	FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the consolidated statement of loss and comprehensive loss within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in gain (loss) on change in fair value of financial instruments in the consolidated statement of loss and comprehensive loss as applicable.

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

Marketable securities

Marketable securities comprise of Common Shares of publicly traded companies. Marketable securities are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Changes in fair value at each reporting date are included in the consolidated statement of loss and comprehensive loss as an unrealized fair value gain (loss) on marketable securities.

Accounts payable

Accounts payable are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

E&E assets

All E&E expenditures are capitalized, including the costs of acquiring exploration stage properties, except for E&E expenditures incurred before the Company has obtained legal rights to explore an area, which are expensed.

Exploration expenditures are costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for Mineral Resources, as defined by NI 43-101.

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combinations or asset acquisitions. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development or mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, expenditures are tested for impairment and reclassified to mineral properties.

●	The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:
●	The extent to which mineral reserves and mineral resources as defined by NI 43-101 have been identified through a feasibility study or similar document;
●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
●	The status of environmental permits; and
●	The status of mining leases or permits.

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

Significant accounting policy judgments include:

•

The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain; and

•

The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2023.

Significant sources of material estimation uncertainty include:

•	The determination of the fair value of share options issued by the Company.

C. Research and Development, Patents and Licenses, etc.

The Company is an exploration and evaluation mining company and does not carry on any research and development activities.

D. Trend Information

Refer to “Item 4.B. Business Overview – Industry and economic factors that may affect our business” and “Item 4.B. Business Overview – Gold Price History” for a discussion of industry and economic conditions and trends that may affect our business results.

E. Critical Accounting Estimates

Refer to the “Significant Accounting Estimates and Judgements” section of this Annual Report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Company’s senior management as of March 27, 2024.

			Number of Shares
			Beneficially
			Owned,
		Company	Controlled
	Principal Occupations	position(s)	or Directed as of
Name, Office Held and Municipality of Residence	During Past Five Years	held Since	March [27], 2024
Joseph Ovsenek Age: 65 Chairman and Director Vancouver, BC, Canada	President, CEO, and Chairman of P2 Gold Inc. (TSXV: PGLD) since May 2020; President and CEO of Pretium Resources Inc. from 2017 to 2020.	April 22, 2020	1,000,000
Dennis Higgs Age: 66 President and Director Vancouver, BC, Canada	President, Secretary and sole owner of Ubex Capital Inc.; Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR).	April 22, 2020	2,794,001
Robert Hatch Age: 69 VP Exploration Reno, Nevada, USA	President and sole owner of Volcanic Gold & Silver LLC.	October 11, 2023	100,000
Darcy Higgs Age: 64 VP Business Development Vancouver, BC, Canada	Interim CEO of NGE (TSXV:NGE) since December 2023; Director of NGE (TSXV:NGE) since January 2022; Consultant and investor.	April 22, 2020	1,756,667
Grant Bond Age: 38 CFO Burnaby, BC, Canada	CFO of Innovation Mining Inc. (formerly Dynavat Gold Mining Technologies Inc.) since March 2023; CFO of P2 Gold Inc. (TSXV: PGLD) since June 2021; Corporate Controller of Pretium Resources Inc. from 2017 to 2021.	October 1, 2022	—
Barbara Filas Age: 68 Independent Director Grand Junction, Colorado, USA	Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR); Self-employed mining/environmental consultant.	August 18, 2020	—
Benjamin Leboe Age: 78 Independent Director Lake Country, BC, Canada	Director of Ynvisible Interactive Inc. (TSXV: YNV) and NGE (TSXV: NGE).	August 18, 2020	—
Guillermo Lozano-Chávez Age: 67 Independent Director Dallas, Texas, USA	Self-employed geological consultant.	October 19, 2020	—
Kenneth McNaughton Age: 65 Non-Independent Director Vancouver, BC, Canada	Chief Exploration Officer and Director of P2 Gold Inc. since January 2021; VP Exploration of the Company from 2020 to 2023. Chief Exploration Officer of Pretium Resources Inc. from 2011 to 2020.	April 22, 2020	1,000,000
Tom Yip Age: 66 Independent Director Highlands Ranch, Colorado, USA	Director of P2 Gold Inc. (TSXV: PGLD), Maritime Resources Corp. (TSXV: MAE), and CopperEx Resources Corp. (TSXV: CUEX); CFO of P2 Gold Inc. from December 2020 to June 2021; Executive Vice President and CFO of Pretium Resources Inc. from 2015 to 2020.	September 3, 2020	—

A brief profile of each of the Directors and senior management is given below:

Joseph Ovsenek, P.Eng., LLB - Chairman & Director

Prior to joining the Company., Mr. Ovsenek was President and CEO of Pretium Resources Inc. where he led the advance of the high-grade gold Brucejack Mine which has been operating profitably since commercial start-up in 2017. Mr. Ovsenek began his nine-year tenure at Pretium Resources Inc. in 2011 as Chief Development Officer and led the financing of the company from exploration stage to operations and was subsequently appointed President in 2015 and President and CEO in 2017. Prior to Pretium Resources Inc. he served for 15 years in senior management roles for Silver Standard Resources Inc. (now SSR Mining Inc.), where he was responsible for financings, the acquisition and sale of several assets, and was instrumental in developing corporate strategy. Mr. Ovsenek holds a Bachelor of Applied Science degree from the University of British Columbia and a Bachelor of Laws degree from the University of Toronto. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Dennis Higgs, B.Com - President & Director

During his career of over forty years, Mr. Higgs has been involved in the founding, financing, initial public listing, and building of several companies, four of which have been the subject of successful takeover bids. He was the founding Director and Executive Chairman of Uranerz Energy Corporation for ten years, listing that company’s shares on the NYSE American with options called to trade on the Chicago Board Options Exchange. During his tenure at Uranerz he was instrumental in the acquisition, financing, development, and production start-up of Uranerz’s Nichols Ranch in-situ recovery uranium production facility, located in the Powder River Basin of Wyoming. Uranerz was acquired by Energy Fuels Inc. in 2015 in a $320 million business combination. Mr. Higgs currently serves on the Board of TSX and NYSE-listed Energy Fuels, which is now the leading U.S. producer of uranium and vanadium. Mr. Higgs holds a Bachelor of Commerce degree from the University of British Columbia.

Robert Hatch, SME RM – VP Exploration

Mr. Hatch is a seasoned Exploration Geologist with over forty-five years of experience in exploration, management, permitting, and marketing. His primary focus has been on gold and silver projects throughout the United States, Australia, and New Zealand.

Focusing on earlier stage exploration, he believes that understanding both the regional geological controls on deposit location and the concepts of deposit genesis are essential to enhance the opportunity for success and reduce the risks associated with exploration at this stage.

Mr. Hatch started his career with twelve years at Homestake Mining Company as an Exploration Geologist and Project Manager. While at Homestake he was involved with the McLaughlin Mine discovery in California and was the first geologist to explore the Almaden Mine in Idaho for gold. Over the years he has consulted for several major mining companies and publicly listed juniors in various positions including Exploration Vice President and Chief Geologist. In recent years he has concentrated on advancing three successful private gold/silver exploration companies that he founded or co-founded.

Darcy Higgs, B.Com – VP Business Development

Darcy Higgs has over forty years of experience in capital markets. He was registered in Canada and the United States and acted as a consultant to one of the largest private equity firms in China, including guiding its $75 million investment in Pretium Resources Inc. Mr. Higgs is the interim CEO and director of NGE. Mr. Higgs has a Bachelor of Commerce (Finance) from the University of British Columbia.

Grant Bond, B.Sc., CPA, CA – CFO

Mr. Bond is a Chartered Professional Accountant (CPA, CA) with more than 12 years of financial management experience in the mining industry. He has an extensive background in financial and risk management, financial reporting and SOX compliance. He currently serves as the CFO of P2 Gold Inc., an exploration mining company listed on the TSX Venture Exchange and Innovation Mining Inc. (formerly Dynavat Gold Mining Technologies Inc.). Before this, he was the Corporate Controller at Pretium Resources Inc., responsible for managing the accounting and financial reporting functions as Pretium Resources Inc. evolved from an explorer to a profitable intermediate gold producer. Mr. Bond began his career in the assurance group at PricewaterhouseCoopers LLP, primarily focusing on operating and exploration mining clients. He holds a Diploma in Accounting and Bachelor of Science from the University of British Columbia.

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

Benjamin Leboe, B.Com., CMC, CA/CPA (Ret.) – Director

Benjamin Leboe is a Director of Ynvisible Interactive Inc. and NGE, both listed on the TSX Venture Exchange. Previously he served as CFO of Uranerz Energy Corporation, listed on NYSE American and the TSX before that company merged with Energy Fuels Inc. During his nine years at Uranerz Mr. Leboe also held such positions as Ethics Officer, Corporate Secretary, Principal Accounting Officer and Senior Vice President of Finance. Prior to joining Uranerz Mr. Leboe was a Senior Consultant, Management Consulting, of the Business Development Bank of Canada. He has served as a director, CFO, Principal Accounting Officer and Treasurer of numerous public companies in Canada and the United States. Since 1990, Mr. Leboe has been Principal, Independent Management Consultants of British Columbia. Prior to that time, he was a Partner of KPMG Consulting and its predecessor firms. He holds a business degree from the University of British Columbia, is a Certified Management Consultant and retired Business Valuator/Chartered Accountant (CPA, CA).

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

Kenneth McNaughton, M.A. Sc., P.Eng. – Director

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

Tom Yip, CPA, CA – Director

Mr. Yip has over 30 years of financial management experience in the mining industry for exploration and development companies and producers. He was CFO for Pretium Resources Inc, after being a member of its Board of Directors (2011-2020) and CFO for Silver Standard Resources Inc., serving as a key member of the leadership team when each company transitioned from exploration and development to production. He began his mining career at Echo Bay Mines Ltd. where he served as its CFO before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Joseph Ovsenek	P2 Gold Inc. (TSXV: PGLD) Victoria Gold Corp. (TSX: VGCX) CopperEx Resources Corp. (TSXV: CUEX)
Dennis Higgs	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Barbara Filas	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Benjamin Leboe	NGE (TSXV: NGE) Ynvisible Interactive Inc. (TSXV: YNV)
Guillermo Lozano-Chávez	Silver Dollar Resources Inc. (CSE: SLV)
Kenneth McNaughton	Camino Minerals Corp. (TSXV: COR) Envirometal Technologies Inc. (CSE: ETI) P2 Gold Inc. (TSXV: PGLD)
Tom Yip	P2 Gold Inc. (TSXV: PGLD) Maritime Resources Corp. (TSXV: MAE) CopperEx Resources Corp. (TSXV: CUEX)

Interlocking Boards and CEO/President Board restriction

The following directors of the Company currently serve on interlocking boards:

●	Dennis Higgs and Barbara Filas serve together on the board of Energy Fuels Inc.
●	Darcy Higgs and Benjamin Leboe serve together on the board of NGE.
●	Joseph Ovsenek, Kenneth McNaughton and Tom Yip serve together on the board of P2 Gold Inc.
●	Joseph Ovsenek and Tom Yip serve together on the board of CopperEx Resources Corp.

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

Dennis Higgs and Darcy Higgs are brothers.

B. Compensation

Executive Compensation

The following table contains compensation data for our named executive officers for the current fiscal year. In this section “Named Executive Officer” or “NEO” means the Principal Executive Officer (“President”) and each of the two most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers for the fiscal year ended December 31, 2023 and whose total salary and bonus exceeds $100,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company and any subsidiary thereof to each Named Executive Officer and each director of the Company, in any capacity, including, for greater certainly, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officers or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Summary Compensation Table

						Option			All Other
		Salary		Bonus		Awards			Compensation		Total
Name and Principal Position	Year	($)		($)		($)			($)		($)
(a)	(b)		(c)		(d)		(f)			(i)		(j)
Dennis Higgs	2023		$255,607	$	nil		$455,367	(1,2)	$	nil		$710,974
President	2022		$107,585		$192,116		$34,406	(3)	$	nil		$334,107
	2021	$	nil	$	nil	$	nil		$	nil	$	nil
Darcy Higgs	2023		$173,939	$	nil		$204,783	(1,2)	$	nil		$378,722
VP Business Development	2022		$80,689		$115,269		$34,406	(3)	$	nil		$230,364
	2021	$	nil	$	nil	$	nil		$	nil	$	nil
Grant Bond(4)	2023		$69,806	$	nil		$182,147	(1,2)	$	nil		$251,953
CFO	2022		$21,149	$	nil		$90,830	(3)	$	nil		$111,979
	2021	$	nil	$	nil	$	nil		$	nil	$	nil
Robert Hatch(5)	2023		$45,000	$	nil		$182,147	(1,2)	$	nil		$227,147
VP Exploration	2022	$	nil	$	nil	$	nil		$	nil	$	nil
	2021	$	nil	$	nil	$	nil		$	nil	$	nil

(1)

Amounts reflect stock options (“Options”) granted to the NEOs. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values are calculated using a Black-Scholes option pricing model using a share price of $0.7671, a volatility indicator of 134.29%, risk free interest rate of 4.72%, expected life of five years and expected dividend yield of $nil.

(2)

Amounts reflect Options granted to the NEOs. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values are calculated using a Black-Scholes option pricing model using a share price of $0.7671, a volatility indicator of 132.62%, risk free interest rate of 4.65%, expected life of five years and expected dividend yield of $nil.

(3)

Amounts reflect Options granted to the NEOs. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values were calculated using a Black-Scholes option pricing model using a share price of $0.9161, a volatility indicator of 143.18%, risk free interest rate of 4.09%, expected life of five years and expected dividend yield of $nil.

(4)	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO.
(5)	Robert Hatch was appointed VP Exploration on October 11, 2023.

Narrative Disclosure to Summary Compensation Table

Employment Agreements and Arrangements

As of the date of this Annual Report, the Company has the following employment agreements and arrangements:

•	The Company has an employment agreement, not yet ratified, with Dennis Higgs for his services in the role of President with an annual salary of C$360,000.
•	The Company has an employment agreement, not yet ratified, with Darcy Higgs for his services in the role of VP Business Development with an annual salary of C$240,000.
•	The Company has a consulting arrangement with Volcanic Gold & Silver LLC, a private company wholly-owned by Robert Hatch, for his services in the role of VP Exploration for a fee of $15,000 per month.
•	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$7,666 per month.

Oversight and description of Named Executive Officer compensation

Compensation objectives are established by the Compensation Committee and include the following:

•	attracting and retaining highly-qualified individuals;
•	creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the shareholders; and
•	ensuring competitive compensation that is also affordable for the Company.

The compensation program is designed to provide competitive levels of compensation. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, the Company’s directors and Named Executive Officers may receive compensation that is comprised of three components:

•	salary, wages or contractor payments;
•	stock options, restricted share units, and deferred share unit grants and awards; and
•	bonuses.

The objectives and reasons for this system of compensation are to allow the Company to remain competitive compared to its peers in attracting experienced personnel. The salaries are set on the basis of a review and comparison of salaries paid to executives at similar companies.

Option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the shareholders, although the level of reward provided by a particular Option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Board of Directors (“Board”) of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. At the time of this Annual Report, the Company does not have a formal bonus plan. As at the date of this Annual Report, the Company has adopted an Incentive Compensation Recovery Policy to allow the Company to claw-back bonuses or any other payments for inappropriate behavior, including financial statement misstatements.

As a junior mineral exploration company, the Company remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Outstanding Equity Awards at Fiscal Year-end

A summary of the number and the value of the outstanding equity awards as of December 31, 2023, held by the Named Executive Officers is set out in the table below.

		Number of	Number of
		securities	securities
		underlying	underlying
		unexercised	unexercised	Option
		options	options	exercise	Option
		(#)	(#)	price	expiration
Name	Grant Date	exercisable	unexercisable	($)	date
Dennis Higgs	12/2/2020	33,333	—	2.27	12/2/2030
President	10/27/2022	31,250	10,417	0.92	10/27/2027
	10/02/2023	—	250,000	0.77	10/02/2028
	11/09/2023	—	500,000	0.77	11/09/2028
Darcy Higgs	12/2/2020	33,333	—	2.27	12/2/2030
VP Business Development	10/27/2022	31,250	10,417	0.92	10/27/2027
	10/02/2023	—	125,000	0.77	10/02/2028
	11/09/2023	—	210,000	0.77	11/09/2028
Grant Bond	10/27/2022	82,500	27,500	0.92	10/27/2027
CFO	10/02/2023	—	100,000	0.77	10/02/2028
	11/09/2023	—	200,000	0.77	11/09/2028
Robert Hatch	12/2/2020	33,333	—	2.27	12/2/2030
VP Exploration	10/27/2022	57,500	19,167	0.92	10/27/2027
	10/02/2023	—	100,000	0.77	10/02/2028
	11/09/2023	—	200,000	0.77	11/09/2028

Director Compensation

Our directors received $72,000 compensation in the fiscal year ended December 31, 2023. The following table sets forth the compensation granted to our directors who are not also executive officers for the fiscal year ended December 31, 2023. Compensation to directors that are also executive officers is detailed above and is not included on this table.

	Fees
	earned
	or paid	Option	All other
	in cash	award(1)	compensation		Total
Name	($)	($)	($)		($)
(a)	(b)	(d)		(g)	(h)
Joseph Ovsenek	$ nil	$84,555	$	nil	$84,555
Kenneth McNaughton	$ nil	$84,555	$	nil	$84,555
Barbara Filas	$18,000	$60,880	$	nil	$78,880
Benjamin Leboe	$18,000	$60,880	$	nil	$78,880
Tom Yip	$18,000	$60,880	$	nil	$78,880
Guillermo Lozano-Chávez	$18,000	$60,880	$	nil	$78,880

(1)	Amounts reflect Options granted to the directors. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values are calculated using a Black-Scholes option pricing model using a share price of $0.7671, a volatility indicator of 134.29%, risk free interest rate of 4.72%, expected life of five years and expected dividend yield of $nil.

Narrative Disclosure to Director Compensation Table

The Company does not have a formal director compensation policy. Directors received option awards in October 2023 for their service on the Board. The award of options is discretionary and not pursuant to a set board compensation policy.

C. Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each Annual General Meeting (“AGM”) of the shareholders. The officers hold their positions subject to being removed by resolution of the Board. The term of office of each director expires as of the date that an AGM of the shareholders is held, subject to the re-election of a director at such AGM. The following persons comprise the following committees:

Audit	Governance and Nominating	Compensation

Benjamin Leboe (Chair)	Tom Yip (Chair)	Guillermo Lozano-Chávez (Chair)
Barbara Filas	Guillermo Lozano-Chávez	Benjamin Leboe
Tom Yip	Benjamin Leboe	Barbara Filas

Corporate Disclosure	Environment, Health & Safety (“EH&S”)
Dennis Higgs	Barbara Filas (Chair)
Darcy Higgs	Guillermo Lozano-Chávez
Grant Bond Robert Hatch	Kenneth McNaughton

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors have the opportunity to become familiar with the Company by meeting with the other directors, officers and employees. Orientation activities are tailored to the particular needs and experience of each director and the overall requirements of the Board.

Director Term Limits

The Company has not adopted term limits for the directors of the Board as term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as the Company and its stakeholders.

Retirement Policy

The Company does not currently have a retirement policy requiring its directors to retire at a certain age.

Principal Executive Officer Succession Planning

There is currently no formal process in place to manage succession planning for the position of Principal Executive Officer (currently, the President). The Board does not believe at this time that the Company is dependent upon any one of the individual Executives, including the President so as to require a formal succession plan. It is envisaged that a member of the Executive or the Board would temporarily assume the position and duties of President on an interim basis should the need arise while a search for a suitable candidate was undertaken.

Ethical Business Conduct

The Board monitors the ethical conduct of the Company and ensures that it complies with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. The Company has a Code of Conduct and Business Ethics for members of the Board which can be found on the Company’s website at www.austin.gold.

In general, the Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Complaints Procedures

The Company has also adopted specific procedures to receive complaints and submissions relating to accounting matters (the “Whistleblower Policy”), which outlines complaint procedures for financial concerns and other corporate issues. The Chair of the Audit Committee has been appointed under the Whistleblower Policy to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding accounting or auditing matters.

Excluding complaints or submissions made directly to the Chair of the Audit Committee regarding financial, accounting or auditing matters, the Board does not formally monitor compliance with the Codes. Management is responsible to report to the Governance and Nominating Committee when they become aware of any breaches or alleged breaches of the Codes and complaints made by suppliers or employees against the Company or any director, employee or officer. In the event of a violation of any of the Code of Conduct and Business Ethics, the applicable committee of the Board will investigate the breach or alleged breach and, if appropriate, recommend corrective disciplinary action, including, if warranted, termination of employment. In the event that a breach or alleged breach relates to financial, accounting or auditing issues, the Chair of the Audit Committee and Audit Committee will share responsibility to investigate the matter.

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

The NYSE American definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company or our subsidiaries and has not received certain payments from or engaged in various types of business dealings with us. In addition, as further required by the NYSE American, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to the Company and its management.

As a result, the Board has affirmatively determined that each of Barbara Filas, Tom Yip, Guillermo Lozano-Chávez and Benjamin Leboe are independent in accordance with the NYSE American listing rules. The Board has also affirmatively determined that all members of our Audit Committee, Governance and Nominating Committee and Compensation Committee are independent directors.

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

The responsibilities and powers of the Governance and Nominating Committee are set out in its written charter, and include, among other things:

(a)	monitor compliance with the Company’s corporate governance policies;

(b)	develop a code or codes of business conduct and ethics for the Company and review the code(s) of business conduct and ethics and approve changes if necessary, on an annual basis;
(c)	assist the Board in monitoring compliance with the Company’s code(s) of business conduct and ethics;
(d)	propose agenda items and content for submissions to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance;
(e)	conduct a periodic review of the relationship between management and the Board and its effectiveness;
(f)	review on an ongoing basis the Company’s approach to governance, and recommend the establishment of appropriate governance policies and standards in light of securities law and exchange requirements;
(g)	review and recommend to the Board changes to the way directors are to be elected to the Board by shareholders, if appropriate;
(h)	conduct at least annually an evaluation of the effectiveness of the Board and its Committees and recommend any changes to the composition of the Board;
(i)	conduct an annual evaluation of the overall performance and effectiveness of individual directors;
(j)	recommend to the Board a slate of candidates for presentation to the shareholders at each annual meeting of shareholders and one or more nominees for each vacancy on the Board that occurs between annual meetings of shareholders, if any;
(k)	recommend to the Board qualified members of the Board for membership on Committees of the Board and recommend a qualified member of the Board to act as Chair of the Board;
(l)	provide orientation for new directors and ongoing education for all directors; and
(m)	review executive officer succession plans and ensure that a qualified successor to the Company’s President and/or Chief Executive Officer position is identified, if and when appropriate.

Audit Committee

The Company has an Audit Committee, which is currently comprised of Benjamin Leboe (Chair), Barbara Filas, and Tom Yip, each of whom is considered independent and financially literate in accordance with applicable securities laws. The Audit Committee has adopted a written charter that sets out its duties and responsibilities. Each of Benjamin Leboe and Tom Yip is a financial expert, with experience preparing, analyzing and evaluating financial statements presenting a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by financial statements prepared by the Company.

●	Mr. Leboe is a Certified Management Consultant and retired Business Valuator/Chartered Accountant (CPA, CA) and holds a business degree from the University of British Columbia.
●	Ms. Filas is internationally recognized in the mining sector and previously served as President of a publicly traded mining company in the U.S. and Canada, as President of a privately held international consulting firm based in the U.S., and as President of the Society for Mining, Metallurgy and Exploration Inc., the world's largest mining technical society.
●	Mr. Yip has over 30 years of financial management experience in the mining industry. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a policy on pre-approval of audit and non-audit services for the pre-approval of services performed by the Company’s auditors. The objective of this policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. The Audit Committee has concluded that all services performed by the Company’s auditors comply with the policy and professional standards and securities regulations governing auditor independence.

The Charter of the Audit Committee can be found on the Company’s website at www.austin.gold.

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

The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	annually review and approve corporate goals and objectives relevant to the CEO (or Principal Executive Officer) and executive officer compensation, evaluate the performance of the CEO (or Principal Executive Officer) and each executive officer’s performance in light of those goals and objectives, and recommend to the Board for approval the compensation level for the CEO (or Principal Executive Officer) and each executive officer based on this evaluation;
(b)	administer and make recommendations to the Board regarding the adoption, amendment or termination of the Company’s incentive compensation plans and equity-based plans (including specific provisions) in which the CEO and executive officers may participate;
(c)	recommend to the Board compensation and expense reimbursement policies for Board members; and
(d)	review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the CEO (or Principal Executive Officer) and executive officers.

The Company has not completed an assessment of potential risks associated with the Company’s compensation policies and practices as of the date of this Annual Report. The Compensation Committee is responsible for annually reviewing the Company’s compensation arrangements, as set out above, and may determine to undertake such an assessment during a later period.

Environment, Health and Safety Committee

The Company has established an EH&S Committee, which is currently comprised of Barbara Filas (Chair), Guillermo Lozano-Chávez, and Kenneth McNaughton. The EH&S Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	encourage, assist, support and counsel management of the Company in developing short and long-term policies, standards and principles with respect to sustainability, environment, health and safety;
(b)	review and monitor the sustainability, environmental, health and safety policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with appropriate laws and legislation, and policy;
(c)	review regular sustainability, environment, health and safety reports; and
(d)	review an Annual Report by management on sustainable development, environmental, safety and health issues.

The EH&S Committee has also adopted a policy recognizing that the Company’s success is tied to health, safety and sustainability of the communities in which the Company operates and acknowledges that the Company and its personnel have a shared responsibility in working with the communities in which the Company operates.

Communications and Corporate Disclosure

The Company has established a Corporate Disclosure Committee, which is currently comprised of Dennis Higgs, Darcy Higgs, Grant Bond and Robert Hatch. The Corporate Disclosure Committee has adopted a Communications and Corporate Disclosure Policy, pursuant to which the Corporate Disclosure Committee has as its responsibilities, among other things:

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

D. Employees

As at the date of this Annual Report, the Company currently has three employees and engages one consultant to provide senior management leadership and technical and geological services to the Company. As at the date of this Annual Report, the Company has the following employment agreements and arrangements:

●	The Company has an employment agreement, not yet ratified, with Dennis Higgs for his services in the role of President with an annual salary of C$360,000.
●	The Company has an employment agreement, not yet ratified, with Darcy Higgs for his services in the role of VP Business Development with an annual salary of C$240,000.
●	The Company has a consulting arrangement with Volcanic Gold & Silver LLC, a private company wholly-owned by Robert Hatch, for his services in the role of VP Exploration for a fee of $15,000 per month.
●	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$7,666 per month.

None of our employees or consultants are members of a labor union.

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at March 27, 2024 were as follows:

Name	Common Shares Held
Dennis Higgs President	2,794,001
Darcy Higgs VP Business Development	1,756,667
Joseph Ovsenek Chairman and Director	1,000,000
Kenneth McNaughton Director	1,000,000
Robert Hatch VP Exploration	100,000
Total	6,650,668
Ownership of the Company	50.1%

Refer to Item 6.A. for a list of the Company’s directors, officers and senior management and number of shares held. All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 27, 2024:

Name	Exercise Price	Expiry Date	Number of Options
Dennis Higgs	$2.27	December 2, 2030	33,333
President	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	250,000
	$0.77	November 9, 2028	500,000
Darcy Higgs	$2.27	December 2, 2030	33,333
VP Business Development	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	120,000
	$0.77	November 9, 2028	210,000
Robert Hatch	$2.27	December 2, 2030	33,333
VP Exploration	$0.92	October 27, 2027	76,667
	$0.77	October 2, 2028	100,000
	$0.77	November 9, 2028	200,000
Grant Bond	$0.92	October 27, 2027	110,000
CFO	$0.77	October 2, 2028	100,000
	$0.77	November 9, 2028	200,000
Joseph Ovsenek	$2.27	December 2, 2030	33,333
Chairman and Director	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	125,000
Kenneth McNaughton	$2.27	December 2, 2030	33,333
Director	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	125,000
Barbara Filas	$2.27	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Benjamin Leboe	$2.27	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Guillermo Lozano-Chavez	$2.27	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Tom Yip	$2.27	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

The Company has adopted a compensation recovery policy effective November 8, 2023 (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Clawback Policy is filed as Exhibit 97.1 to this Form 20-F. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the Company’s knowledge, as at March 25, 2024, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial Owner Name	Number of Shares Held		Percentage of Issued Shares(1)
Dennis Higgs	2,794,001	(2)	21.05%
Darcy Higgs	1,756,667	(3)	13.24%
Joseph Ovsenek	1,000,000		7.53%
Kenneth McNaughton	1,000,000		7.53%
Total	6,550,668		49.35%

(1)	Based on 13,271,750 shares of Common Shares outstanding as of March 25, 2024.
(2)	Dennis Higgs holds 2,736,501 Common Shares directly and 57,500 Common Shares indirectly via Ubex Capital Inc.
(3)	Darcy Higgs holds 1,666,667 Common Shares directly and has control or direction over 90,000 Common Shares via Santorini Investment Corp.
(4)	Held in trust by Haywood Securities Inc.

All shareholders have the same voting rights as all other shareholders of the Company.

According to our share register and information received from our registrar on March 25, 2024, the Common Shares of the Company held by registered shareholders were held in the following geographic locations:

Geographic Location based on the share register only	Number of shares held	Percentage of issued shares
Canada	5,930,001	44.68%
USA	152,502	1.15%
Germany	116,667	0.88%
Total	6,199,170	46.71%

6,199,170 Common Shares of the Company, as on March 25, 2024, are held by a total of 13 registered shareholders.

The Company is not aware of any arrangement which may at some subsequent date result in a change of control of the Company.

B. Related Party Transactions

No related party transactions exist, other than disclosed in note 14 of the Consolidated Financial Statements.

Key management includes the Company’s directors and officers including its President, VP Exploration, VP Business Development and CFO.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Management and consulting fees	$544,352	$559,591		$12,206
Share-based compensation	$472,236	$136,148	$	nil
Directors’ fees	$72,863	$44,380	$	nil
	$1,089,451	$740,119		$12,206

For the year ended December 31, 2023, the Company’s officers incurred $57,102 (2022 – $50,359; 2021 – $11,266) of expenses in the normal course of business on behalf of the Company.

For the year ended December 31, 2023, the Company incurred $69,806 (2022 – $21,149; 2021 – $nil) with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the consolidated statement of loss and comprehensive loss.

As at December 31, 2023, accounts payable and accrued liabilities include $29,855 (2022 – $7,568) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of NGE, for the Kelly Creek Project and owns 89,240 Common Shares of NGE. The Company’s VP Business Development serves as interim Chief Executive Officer of NGE as of December 31, 2023 and as a director as of January 25, 2022. In addition, a director of the Company serves as a director of NGE. The President of the Company served as the non-executive chairman and director of NGE until October 1, 2022.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2023 and 2022 and the related consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2023, 2022 and 2021. The audit reports of Manning Elliott LLP are included therein.

Reference is made to the Consolidated Financial Statements that are filed as part of this Annual Report on pages F-1 – F-28.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2023, nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the year ended December 31, 2023, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

We have paid no dividends on the Common Shares to date and we do not expect to pay dividends on our Common Shares in the foreseeable future. Investors in the Company’s securities cannot expect to receive a dividend in the foreseeable future, if at all.

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

C. Material Contracts

The Company is party to the following contracts which management currently considers to be material to the Company and our assets and operations.

●	Joint Venture agreement with Pediment, a subsidiary of NGE, for the Kelly Creek Project.

●	Mineral lease and option agreement with NAMMCO for the Lone Mountain Property.
●	Mineral lease and option agreement with BMR for the Stockade Mountain Project.

D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of the Company, other than Canadian withholding tax. Refer to the “Certain Canadian Federal Income Tax Considerations for U.S. Residents” section below.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention (as defined below), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

Distributions on Common Shares

We do not expect to pay dividends with respect to the Common Shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (refer to the “Sale or Other Taxable Disposition of Common Shares” section below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

Comment is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention:

(i)	is resident solely in the United States;
(ii)	is entitled to the benefits of the Convention;
(iii)	holds all Common Shares as capital property;
(iv)	holds only Common Shares that are not “taxable Canadian property” (as defined in the Canadian Tax Act) of the holder;
(v)	deals at arm’s length with and is not affiliated with the Company;
(vi)	does not and is not deemed to use or hold any Common Shares in a business carried on in Canada; and
(vii)	is not an insurer that carries on business in Canada and elsewhere;

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

Disposition of Common Shares

A U.S. Resident will not be subject to Canadian federal income tax on the disposition (or deemed disposition) of the Common Shares unless such shares constitute “taxable Canadian property” for the purposes of the Canadian Tax Act.

Generally, a U.S. Resident Holder’s Common Shares will not be “taxable Canadian property” of the holder at a particular time at which the Common Shares are listed on a “designated stock exchange” (which includes the NYSE American) unless both of the following conditions are met at any time during the 60-month period ending at the particular time:

(i)	the holder, persons with whom the holder does not deal at arm’s length, or any partnership in which the holder or persons with whom the holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of the Company; and
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

Dividends on Common Shares

A U.S. Resident Holder to whom the Company pays or is deemed to pay a dividend on the holder’s Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend.

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available on SEDAR+ under the Company’s profile at www.sedarplus.ca, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

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

The fair value of the Company’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

A. Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the consolidated statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

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

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with Canadian Tier 1 chartered financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

C. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions.

D. Capital Management

The Company’s objectives in managing capital are to safeguard the ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash and cash equivalents and equity in the capital structure and adjusts the capital structure, as necessary, to continue as a going concern and to support the acquisition, exploration and evaluation of its mineral projects.

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, other reserves, accumulated other comprehensive income (loss) and deficit.

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

E. Fair Value Estimation

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

Marketable securities are fair valued at each reporting period using NGE’s share price on the TSX Venture Exchange.

For additional information about the financial instrument risks refer to “Note 16. Financial Risk Management” on page F-24 of our Consolidated Financial Statements and related notes included elsewhere in this Annual Report.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s President and CFO have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2023. As required by Rule 13(a)-15(e) under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our President and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2023, and we have concluded our disclosure controls and procedures were effective as at December 31, 2023.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS® Accounting Standards. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the President and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Tom Yip, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Benjamin Leboe (Chair), Barbara Filas, and Tom Yip are all independent directors under the applicable rules.

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

ITEM 16B - CODE OF ETHICS

On August 31, 2021, the Company’s Board of Directors formally adopted a code of business conduct and ethics that applies to the registrant’s employees, officers and directors. The code of business conduct and ethics was subsequently reviewed and approved by the Audit Committee on March 1, 2024.

The text of this code is available on the Company’s website (https://austin.gold/corporate/charters-and-policies/).

The Company has not granted any waiver from the Code of Ethics to the President, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2023.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, Manning Elliott LLP (PCAOB ID 1524), unless stated otherwise, for the years indicated:

	2023(1)(2)		2022(1)(2)		2021(1)(2)
Audit fees(3)	C$	90,000	C$	36,750	C$	26,750
Audit-related fees(4)	C$	33,000	C$	36,100	C$	17,500
Tax fees(5)	C$	7,090	C$	6,800	C$	4,000
Other fees(6)	C$	15,550	C$	12,528	C$	14,300
Total	C$	145,640	C$	92,178	C$	62,550

(1)	Prior to the start of the audit process, the Company’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the Board of Directors whether to accept the estimated audit fees given by the auditors.

(2)	Represents fees billed by Manning Elliott LLP.
(3)	“Audit fees” include the aggregate professional fees paid to the external auditors for the audit of the financial statements, management’s discussion and analysis (“MD&A”) and other annual regulatory audits and filings.
(4)	“Audit-related fees” includes the aggregate fees paid to the external auditors for services related to the audit services, including reviewing quarterly financial statements and MD&A thereon and conferring with the Board of Directors and Audit Committee regarding financial reporting and accounting standards.
(5)	“Tax fees” include the aggregate fees paid to external auditors for tax compliance, tax advice, tax planning and advisory services, including timely preparation of tax returns.
(6)	“Other fees” include fees other than “Audit fees”, “Audit-related fees”, and “Tax fees” above, which include consent procedures on our Form S-1 and Form S-8.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G - CORPORATE GOVERNANCE

Because our securities are listed on NYSE American, being a national securities exchange in the United States, we are subject to the corporate governance requirements set out in the NYSE American Company Guide. We are also subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded. We incorporate a mix of corporate governance best practices to ensure that our corporate governance complies in all material respects with the requirements of the jurisdictions in which we operate and the exchanges on which our securities are traded.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2023, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

The Company has adopted an insider trading policy effective August 23, 2021 (referred to as the “Insider Trading Policy”) governing the purchase, sale and other dispositions of the Company’s securities by its directors, officers, employees, all family members of the foregoing who share the same address or are financially dependent on the foregoing, and all entities in which any of the foregoing have a substantial beneficial interest or is otherwise owned or controlled by any of the foregoing. The Insider Trading Policy is filed as Exhibit 19.1 to this Form 20-F.

ITEM 16K – CYBERSECURITY

We are in the process of establishing policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and plan to integrate these processes into our overall risk management systems and processes. We plan to assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We are in the process of engaging a third-party IT consultant to complete a cybersecurity audit of the Company’s IT infrastructure and systems. We plan to conduct annual risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems and our broader enterprise IT environment. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we plan to design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

Our overall risk management system plans to include:

●	policies, standards and processes based upon National Institute of Standards and Technology (“NIST”), the International Organization for Standardization and other applicable industry standards;
●	regular assessments and deployment technical safeguards to improve the protection of our information systems;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	cybersecurity awareness training of our employees, incident response personnel, and senior management; and
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

We continue to make investments to enhance the protection of our information technology systems and our business from cybersecurity incidents.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-28 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

All the above statements are available on the Company’s website at www.austin.gold and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-28

Exhibit List

Exhibit No.	Name
1.1	Notice of Articles (incorporated by reference to Exhibit 3.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)
1.2	Amended Articles (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on April 22, 2022, File No. 333-260404)
2.1

Specimen common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-1/A as filed with the Commission on January 4, 2022, File No. 333-260404)

2.2	Description of Registered Securities
4.1	Stock Option Plan dated December 1, 2020 (incorporated by reference to Exhibit 10.1 to the Form S-1 registration statement as filed with the Commission on June 11, 2021, File No. 333-260404)
4.2

Stock Option Plan Amended and Restated as of July 5, 2021 (incorporated by reference to Exhibit 10.1 to the Form S-1 registration statement as filed with the Commission on October 21, 2021, File No. 333-260404)

4.3	2023 Stock Incentive Plan, effective May 10, 2023 (incorporated by reference to Exhibit 4.3 to the Form S-8 registration statement filed with the Commission on June 30, 2023, File No. 333-273046)
4.4

Exploration and Option to Enter Joint Venture Agreement – Kelly Creek (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.5

Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek (incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.6

Second Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek (incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.7

Mineral lease and option agreement between BMR and Austin NV dated May 16, 2022 – Stockade Mountain Project situated in Malheur County, Oregon (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 29, 2023, File No. 001-41373)

4.8*	Amendment to mineral lease and option agreement between BMR and Austin NV dated February 28, 2024 – Stockade Mountain Project situated in Malheur County, Oregon
4.9*	Mineral lease and option agreement between NAMMCO and Austin NV dated November 1, 2020 – Lone Mountain Property situated in Elko County, Nevada
4.10*	Amendment to Mineral Lease and Option Agreement dated April 29, 2021 – Lone Mountain Property
4.11*	Second Amendment to Mineral Lease and Option Agreement dated August 3, 2022 – Lone Mountain Property

Exhibit No.	Name
8.1	Subsidiaries of Austin Gold (incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)
11.1*	Code of Business Conduct and Ethics
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Manning Elliott LLP
15.2*	Consent of Barbara Carroll
15.3*	Consent of Robert Hatch
19.1*	Insider Trading Policy
97.1*	Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

* Filed herewith

# Indicates management contract or compensatory plan.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AUSTIN GOLD CORP.

Date: March 27, 2024	By:	/s/ Dennis Higgs

Name: Dennis Higgs
Title: President and Director

AUSTIN GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Expressed in United States dollars)

To the shareholders of Austin Gold Corp.

The accompanying consolidated financial statements of Austin Gold Corp. have been prepared by management which is responsible for the integrity and fairness of the information presented, including responsibility for significant accounting estimates and judgments. These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

March 1, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Austin Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Austin Gold Corp. and its subsidiary (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

March 1, 2024

We have served as the Company’s auditor since 2020.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in United States dollars

		December 31,	December 31,
	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents	6	$907,551	$630,623
Short-term investments	7	8,618,386	11,649,079
Receivables and other	8	190,564	211,285
		9,716,501	12,490,987
Non-current assets
Marketable securities	9	7,422	16,473
Exploration and evaluation ("E&E") assets	10	2,280,490	2,369,034
Property and equipment	11	827	1,181
Total assets		$12,005,240	$14,877,675
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12, 14	$676,605	$97,825
		676,605	97,825
SHAREHOLDERS’ EQUITY
Share capital	13	16,568,175	16,329,958
Other reserves	13	2,355,931	2,044,692
Accumulated other comprehensive income (loss) (“AOCI”)		(574,949)	(574,949)
Deficit		(7,020,522)	(3,019,851)
		11,328,635	14,779,850
Total liabilities and shareholders’ equity		$12,005,240	$14,877,675
Nature of operations and going concern	1
Commitments	18

Approved on behalf of the Board of Directors:

“Benjamin D. Leboe”	“Joseph J. Ovsenek”
Benjamin D. Leboe	Joseph J. Ovsenek
Chair of the Audit Committee and Director	Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Expressed in United States dollars, except for share data

				For the year ended
		December 31,	December 31,	December 31,
	Note	2023	2022	2021
Administrative expenses
Management salaries and consulting fees	14	$590,696	$616,153	$4,787
Share-based compensation	13, 14	481,394	162,628	—
Insurance		360,050	262,315	7,397
Professional fees		327,712	296,245	247,161
Investor relations and marketing		233,355	145,245	5,146
Listing and filing fees		156,758	164,837	9,061
Shareholder information		50,923	21,995	1,609
Travel expenses		17,915	32,388	2,073
General and administrative		17,915	14,961	11,254
Depreciation	11	354	527	780
Operating loss		(2,237,072)	(1,717,294)	(289,268)
Write-off of E&E assets	10	(2,252,786)	—	—
Unrealized fair value loss on marketable securities	9	(9,051)	(174,634)	(108,653)
Realized gain on marketable securities	9	—	—	6,443
Foreign exchange gain (loss)		4,650	640,324	(9,627)
Interest and finance income		493,743	183,213	—
Loss before taxes		(4,000,516)	(1,068,391)	(401,105)
Current income tax expense	17	(155)	—	—
Loss for the year		$(4,000,671)	$(1,068,391)	$(401,105)
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to earnings or loss:
Currency translation adjustments		—	(718,921)	21,461
Comprehensive loss for the year		$(4,000,671)	$(1,787,312)	$(379,644)
Loss per share - basic and diluted		$(0.30)	$(0.09)	$(0.04)
Weighted average number of shares		13,271,750	11,985,877	9,516,560

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in United States dollars

				For the year ended
		December 31,	December 31,	December 31,
	Note	2023	2022	2021
Cash flows used in operating activities
Net loss for the year		$(4,000,671)	$(1,068,391)	$(401,105)
Items not affecting cash:
Current income tax expense	17	155	—	—
Depreciation	11	354	527	780
Interest and finance income		(493,743)	(183,213)	—
Realized gain on marketable securities	9	—	—	(6,443)
Share-based compensation	13	481,394	162,628	—
Unrealized fair value loss on marketable securities	9	9,051	174,634	108,653
Unrealized foreign exchange gain		(119)	(678,210)	—
Write-off of E&E assets	10	2,252,786	—	—
Changes in non-cash working capital items:
Receivables and other		20,490	(207,210)	(9,867)
Accounts payable and accrued liabilities		44,415	7,423	31,283
Income taxes paid		(155)	—	—
Net cash used in operating activities		(1,686,043)	(1,791,812)	(276,699)
Cash flows generated by (used in) investing activities
Expenditures on E&E assets		(1,563,428)	(1,066,431)	(586,923)
Interest received		524,436	49,156	—
Proceeds from sale of marketable securities	9	—	—	38,632
Purchase of short-term investments		(13,500,000)	(14,000,000)	—
Redemption of short-term investments		16,500,000	2,500,000	—
Net cash generated by (used in) investing activities		1,961,008	(12,517,275)	(548,291)
Cash flows generated by financing activities
Proceeds from initial public offering ("IPO")	13	—	15,019,000	—
Share issuance costs	13	—	(1,165,580)	—
Net cash generated by financing activities		—	13,853,420	—
Increase (decrease) in cash and cash equivalents for the year		274,965	(455,667)	(824,990)
Cash and cash equivalents, beginning of year		630,623	1,094,550	1,902,133
Effect of foreign exchange rate changes on cash and cash equivalents		1,963	(8,260)	17,407
Cash and cash equivalents, end of year		$907,551	$630,623	$1,094,550
Supplemental cash flow information	15

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Expressed in United States dollars, except for share data

		Number of
		common	Share	Other
	Note	shares	capital	reserves	AOCI	Deficit	Total
Balance - December 31, 2020		9,512,000	$2,703,053	$1,624,053	$122,511	$(1,550,355)	$2,899,262
Shares issued for property option payments	13	5,000	11,702	—	—	—	11,702
Currency translation adjustments		—	—	—	21,461	—	21,461
Loss for the year		—	—	—	—	(401,105)	(401,105)
Balance - December 31, 2021		9,517,000	$2,714,755	$1,624,053	$143,972	$(1,951,460)	$2,531,320
Shares issued pursuant to IPO	13	3,754,750	15,019,000	—	—	—	15,019,000
Share issuance costs	13	—	(1,403,797)	238,217	—	—	(1,165,580)
Value assigned to share options and warrants vested	13	—	—	182,422	—	—	182,422
Currency translation adjustments		—	—	—	(718,921)	—	(718,921)
Loss for the year		—	—	—	—	(1,068,391)	(1,068,391)
Balance - December 31, 2022		13,271,750	$16,329,958	$2,044,692	$(574,949)	$(3,019,851)	$14,779,850
Value assigned to share options and warrants vested	13	—	—	549,456	—	—	549,456
Expiry of warrants		—	238,217	(238,217)	—	—	—
Loss for the year		—	—	—	—	(4,000,671)	(4,000,671)
Balance - December 31, 2023		13,271,750	$16,568,175	$2,355,931	$(574,949)	$(7,020,522)	$11,328,635

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

1. NATURE OF OPERATIONS AND GOING CONCERN

(a) Nature of operations

Austin Gold Corp. (the “Company”) was incorporated on April 21, 2020, in British Columbia (“BC”), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol “AUST”. The Company’s principal place of business is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company is focused on the acquisition, exploration and evaluation of mineral resource properties primarily in the western United States of America (“USA”).

The Company has not yet determined whether its mineral resource properties contain mineral reserves that are economically recoverable. The continued operation of the Company is dependent upon the preservation of its interest in its properties, the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration, evaluation and development of such properties and upon future profitable production or proceeds from the disposition of such properties.

(b) Going concern assumption

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from December 31, 2023. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the year ended December 31, 2023, the Company incurred a net loss of $4,000,671 (2022 - $1,068,391) and used cash in operating activities of $1,686,043 (2022 - $1,791,812). As at December 31, 2023, the Company had cash and cash equivalents of $907,551 (2022 - $630,623), a working capital (current assets less current liabilities) surplus of $9,039,896 (2022 - $12,393,162) and an accumulated deficit of $7,020,522 (2022 - $3,019,851).

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

2. BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on March 1, 2024.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entity controlled by the Company, its subsidiary, listed in the following table:

	Place of	Proportion of
Name of subsidiary	incorporation	ownership interest	Principal activity
Austin American Corporation	Nevada, USA	100%	Holds interests in exploration projects

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

(b) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiary is the United States dollar (“USD”), which is also the Company’s presentation currency. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses result from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in currencies other than an entity’s functional currency. These gains (losses) are recognized in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the date of the initial transactions.

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

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the consolidated statement of loss and comprehensive loss.

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

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●	Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.
●	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.
●	FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the consolidated statement of loss and comprehensive loss within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in gain (loss) on change in fair value of financial instruments in the consolidated statement of loss and comprehensive loss as applicable.

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

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

Marketable securities

Marketable securities comprise of common shares of publicly traded companies. Marketable securities are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Changes in fair value at each reporting date are included in the consolidated statement of loss and comprehensive loss as an unrealized fair value gain (loss) on marketable securities.

Accounts payable

Accounts payable are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

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

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain (loss) arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss  and comprehensive loss.

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

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combinations or asset acquisitions. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development or mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

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

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

(i) Income taxes

Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

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

Significant accounting policy judgments include:

●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1b); and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2023.

Significant sources of material estimation uncertainty include:

●	The determination of the fair value of share options issued by the Company (refer to Note 13c).

5. NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

●	In October 2022, the IASB issued amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or noncurrent, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. This amendment is not expected to have a material impact on the Company.
●	In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments Disclosures to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. This amendment is not expected to have a material impact on the Company.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

6. CASH AND CASH EQUIVALENTS

As at December 31, 2023, the composition of cash and cash equivalents consists of cash in the amount of $907,551 (2022 – $630,623). The Company does not hold any term deposits with an original maturity date of less than three months.

7. SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2023	2022
Term deposits	$7,084,482	$10,144,301
RSTICs	1,533,904	1,504,778
	$8,618,386	$11,649,079

As at December 31, 2023, the term deposits mature between February 13, 2024 and September 9, 2024 and the RSTICs mature on July 17, 2024.

8. RECEIVABLES AND OTHER

	December 31,	December 31,
	2023	2022
Prepaid expenses and deposits	$156,234	$176,703
Tax receivables	34,330	34,582
	$190,564	$211,285

9. MARKETABLE SECURITIES

As at December 31, 2023, the Company holds 89,240 common shares (2022 – 89,240) and nil warrants (2022 – 50,000) in Nevada Exploration Inc. (“NGE”). A continuity of the marketable securities is as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Opening balance	$16,473	$196,847	$334,676
Realized gain on sale of marketable securities	—	—	6,443
Proceeds from sale of marketable securities	—	—	(38,632)
Foreign exchange movements	—	(5,740)	3,013
Unrealized fair value loss on marketable securities	(9,051)	(174,634)	(108,653)
Ending balance	$7,422	$16,473	$196,847

On January 7, 2023, the warrants in NGE expired unexercised in accordance with the terms of the warrant certificate.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

10. E&E ASSETS

The E&E assets of the Company, by property and nature of expenditure, as of December 31, 2023 and 2022 were as follows:

	Kelly	Lone	Stockade		Fourmile
	Creek	Mountain	Mountain	Miller	Basin	Total
Balance - December 31, 2021	$379,154	$237,727	$—	$197,837	$471,438	$1,286,156
E&E expenditures:
Acquisition costs	50,000	20,000	25,000	25,000	54,433	174,433
Assays	24,554	—	—	—	—	24,554
Consulting	12,693	7,406	16,329	7,956	47,007	91,391
Drilling	327,145	—	—	—	96,993	424,138
Field supplies and rentals	2,121	—	2,250	—	—	4,371
Field work	1,500	—	—	—	2,332	3,832
Finders’ fees	—	—	—	10,000	—	10,000
Geophysics	3,000	—	—	1,769	—	4,769
Mapping	6,375	—	—	5,250	—	11,625
Government payments	96,333	80,370	46,666	49,749	53,095	326,213
Share-based compensation	5,235	5,235	5,235	5,235	5,233	26,173
Travel	6,769	—	566	44	4,144	11,523
Total E&E expenditures	535,725	113,011	96,046	105,003	263,237	1,113,022
Movement in foreign exchange	—	—	—	—	(30,144)	(30,144)
Balance - December 31, 2022	$914,879	$350,738	$96,046	$302,840	$704,531	$2,369,034
E&E expenditures:
Acquisition costs	30,000	72,200	25,000	25,000	—	152,200
Assays	6,012	4,385	—	37,722	27,573	75,692
Consulting	4,344	99,619	96,567	34,625	22,150	257,305
Drilling	—	—	538,627	500,463	108,293	1,147,383
Field supplies and rentals	—	867	11,125	3,572	259	15,823
Field work	—	17,544	28,535	21,301	12,426	79,806
Finders’ fees	—	—	—	15,000	—	15,000
Geophysics	—	28,250	—	—	—	28,250
Government payments	17,558	177,236	46,108	50,131	378	291,411
Share-based compensation	16,749	16,749	16,749	14,950	2,865	68,062
Travel	622	9,094	8,343	9,864	5,387	33,310
Write-off of E&E assets	(353,456)	—	—	(1,015,468)	(883,862)	(2,252,786)
Total E&E expenditures	(278,171)	425,944	771,054	(302,840)	(704,531)	(88,544)
Balance - December 31, 2023	$636,708	$776,682	$867,100	$—	$—	$2,280,490

Acquisition costs include pre-production payments, lease payments and advanced royalty payments in accordance with the terms of the property agreements.

(a) Kelly Creek Project (Nevada, USA)

The Company entered into an agreement with Pediment Gold LLC (“Pediment”), a subsidiary of NGE, for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

On May 3, 2023, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. Under this second amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2025. This total included the amount incurred on the project as of May 3, 2023 ($923,757).

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring an additional C$2,500,000 on E&E expenditures with no time limit, although the Company must continue to pay the underlying property lease payments and United States Department of the Interior Bureau of Land Management (“BLM”) and county fees to keep the properties subject to the joint venture in good standing.

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. Under the Hot Pot agreement, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023 and every year thereafter	$30,000	Paid

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original claim holdings and included the claims under the Genesis agreement. As a result of the termination of certain leases and claim holdings, the Company incurred a write-off of E&E assets of $353,456 which was recorded in the consolidated statement of loss and comprehensive loss.

(b) Lone Mountain Property (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000
November 1, 2025 and every year thereafter(1)	$30,000

(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	In progress
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

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

(c) Stockade Mountain Project (Oregon, USA)

The Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) to lease a 100% interest in the Stockade Mountain Project. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000
November 16, 2024 and every six months thereafter	$25,000

The Company is required to incur the following minimum E&E expenditures on the property:

May 16, 2023	$30,000	Completed
May 16, 2024	2,000 meters of drilling	In progress	(1)

(1)

Subsequent to December 31, 2023, on February 28, 2024, the Company executed an amendment to the mineral lease and option agreement with BMR eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims by 50% to 1.0%.

(d) Miller Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Miller Project with Shea Clark Smith and Gregory B. Maynard on February 1, 2021.

The Miller Project was recommended to the Company by BMR. As a result, the Company was required to make finders’ fee payments in accordance with the introductory agent agreement (refer to Note 18).

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project. As a result of the termination of the mineral lease and option agreement, the Company incurred a write-off of E&E assets of $1,015,468 which was recorded in the consolidated statement of loss and comprehensive loss.

(e) Fourmile Basin Property (Nevada, USA)

The Company entered into a mineral lease and option agreement with La Cuesta International, Inc. on the Fourmile Basin Property on June 18, 2020.

On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, the Company incurred a write-off of E&E assets of $883,862 which was recorded in the consolidated statement of loss and comprehensive loss.

(f) Project reclamation requirements

As at December 31, 2023, the Company holds total surety bonds of $55,166 in favour of the BLM and $43,252 in favour of the Oregon Department of Geology and Mineral Industries in support of the reclamation requirements for its projects.

11. PROPERTY AND EQUIPMENT

Computer
equipment
Net book value - December 31, 2020	$2,564
Depreciation	(780)
Movement in foreign exchange	19
Net book value - December 31, 2021	1,803
Depreciation	(527)
Movement in foreign exchange	(95)
Net book value - December 31, 2022	1,181
Depreciation	(354)
Net book value - December 31, 2023	827

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2023	2022
Trade payables	$638,671	$64,600
Accrued liabilities	37,934	33,225
	$676,605	$97,825

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At December 31, 2023, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On May 6, 2022, the Company issued 3,754,750 shares at $4.00 pursuant to the closing of the Company’s IPO for gross proceeds of $15,019,000. Total share issuance costs were $1,165,580. The Company also issued 262,833 underwriter warrants relating to the IPO (refer to Note 13d).

On February 2, 2021, the Company issued 5,000 common shares with a fair value in the amount of $11,702 related to obligations under a mineral lease agreement.

(b) Other reserves

The Company’s other reserves consisted of the following:

	December 31,	December 31,	December 31,
	2023	2022	2021
Other reserve - Share options	$2,296,229	$1,781,096	$1,624,053
Other reserve - Warrants	59,702	263,596	—
	$2,355,931	$2,044,692	$1,624,053

(c) Share options

The Company has adopted a stock incentive plan which provides that the Board of Directors of the Company may from time to time, in their discretion, grant to its directors, officers, employees and consultants of the Company, non-transferable equity awards to purchase common shares, provided that the number of common shares reserved for issue does not exceed 3,827,175. Equity awards include share options, stock appreciation rights, restricted stock units, dividend equivalent or other stock-based awards.

The term of each share option is set by the Board of Directors at the time of grant but cannot exceed a maximum term of ten years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the then market price of common shares.

The following table summarizes the changes in share options for the year ended December 31:

	2023		2022		2021
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	share options	exercise price	share options	exercise price	share options	exercise price
Outstanding, January 1,	1,093,333	$1.67	716,663	$2.37	716,663	$2.36
Granted	2,370,000	0.77	460,003	0.92	—	—
Expired	—	—	(83,333)	2.36	—	—
Outstanding, December 31,	3,463,333	$1.06	1,093,333	$1.67	716,663	$2.37

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

The following table summarizes information about share options outstanding and exercisable at December 31, 2023:

	Share options outstanding		Share options exercisable
	Number of	Weighted	Number of	Weighted
	share options	average years	share options	average
Exercise prices	outstanding	to expiry	exercisable	exercise price
$0.50 - $1.00	2,830,003	4.65	345,000	$0.92
$2.01 - $2.50	633,330	6.20	633,330	2.27
	3,463,333	4.93	978,330	$1.79

The total share-based compensation expense for the year ended December 31, 2023 was $515,133 (2022 - $157,043; 2021 – $nil) of which $447,071 (2022 - $130,870; 2021 - $nil) has been expensed in the consolidated statement of loss and comprehensive loss and $68,062 (2022 - $26,173; 2021 - $nil) has been capitalized to E&E assets.

The following are the weighted average assumptions used to estimate the fair value of share options granted and/or vested for the years ended December 31, 2023, 2022 and 2021 using the Black-Scholes pricing model:

			For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Expected life	5.00 years	5.00 years	N/A
Expected volatility	133.51%	143.18%	N/A
Risk-free interest rate	4.69%	4.09%	N/A
Expected dividend yield	Nil	Nil	N/A
Forfeiture rate	Nil	Nil	N/A

Option pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

(d) Warrants

The following table summarizes the changes in warrants for the year ended December 31:

	2023		2022		2021
	Number of	Warrant	Number of	Warrant	Number of	Warrant
	warrants	reserve	warrants	reserve	warrants	reserve
Outstanding, January 1,	362,833	$263,596	—	$—	—	$—
Transactions during the period:
Warrants issued - IPO	—	—	262,833	238,217	—	—
Warrants issued - consultants	—	—	100,000	25,379	—	—
Value assigned to warrants vested - consultants	—	34,323	—	—	—	—
Warrants expired	(262,833)	(238,217)	—	—	—	—
Outstanding, December 31,	100,000	$59,702	362,833	$263,596	—	$—

At December 31, 2023, the weighted average exercise price for the outstanding warrants is $0.81 (2022 – $3.41; 2021 – $nil) and the weighted average remaining life is 1.84 years (2022 – 1.40 years; 2021 – N/A).

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

On November 1, 2022, the Company issued 100,000 warrants to an investor relations consultant. The warrants vest over tranches at an exercise price of $0.81. The warrants expire on November 1, 2025. The total share-based compensation expense for the year ended December 31, 2023 was $34,323 (2022 – $26,480; 2021 – $nil) which was expensed in the consolidated statement of loss and comprehensive loss.

On May 6, 2022, the Company issued 262,833 warrants to the underwriters in connection with the IPO. The warrants were exercisable at a price of $4.40 or on a cashless basis for shares at the option of the holder. At issuance, the underwriter warrants were valued at $238,217 using the Black-Scholes pricing model and were recorded as a share issuance cost. The underwriter warrants expired unexercised on November 6, 2023.

The following are the weighted average assumptions used to estimate the fair value of warrants issued for the years ended December 31, 2023, 2022 and 2021 using the Black-Scholes pricing model:

			For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Expected life	N/A	1.91 years	N/A
Expected volatility	N/A	109.94%	N/A
Risk-free interest rate	N/A	1.42%	N/A
Expected dividend yield	N/A	Nil	N/A
Forfeiture rate	N/A	Nil	N/A

Warrant pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

14. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company’s directors and officers including its President, Vice President (“VP”) Exploration, VP Business Development (previously its Corporate Secretary) and Chief Financial Officer (“CFO”). Directors and key management compensation is as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Management salaries and consulting fees	$544,352	$559,591	$12,206
Share-based compensation	472,236	136,148	—
Directors’ fees	72,863	44,380	—
	$1,089,451	$740,119	$12,206

For the year ended December 31, 2023, the Company’s officers incurred $57,102 (2022 - $50,359; 2021 – $11,266) of expenses in the normal course of business on behalf of the Company.

For the year ended December 31, 2023, the Company incurred $69,806 (2022 - $21,149; 2021 – $nil) with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the consolidated statement of loss and comprehensive loss.

As at December 31, 2023, accounts payable and accrued liabilities include $29,855 (2022 – $7,568) owed to related parties of the Company for transactions incurred in the normal course of business.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

14. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

The Company entered into a joint venture agreement with Pediment, a subsidiary of NGE, for the Kelly Creek Project (refer to Note 10a) and owns 89,240 common shares of NGE (refer to Note 9). As of December 31, 2023, the VP Business Development serves as interim Chief Executive Officer and director of NGE. In addition, a director of the Company serves as a director of NGE. The President of the Company served as the non-executive chairman and director of NGE until October 1, 2022.

15. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in E&E assets were as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Accounts payable and accrued liabilities	$(532,752)	$(37,130)	$—
Share-based compensation	68,062	26,173	—
Common shares issued	—	—	11,702
	$(464,690)	$(10,957)	$11,702

16. FINANCIAL RISK MANAGEMENT

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

(i)Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the consolidated statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2023, with all other variables held constant:

	Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$7,699	$(7,699)
Receivables and other	4,567	(4,567)
Marketable securities	742	(742)
Accounts payable and accrued liabilities	(8,273)	8,273

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

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of December 31, 2023, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31,	December 31,
	2023	2022
Cash and cash equivalents	$907,551	$630,623
Short-term investments	8,618,386	11,649,079
	$9,525,937	$12,279,702

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with Canadian Tier 1 chartered financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions (refer to Note 10f).

Contractual undiscounted cash flow requirements for contractual obligations as at December 31, 2023 are as follows:

	Carrying	Contractual	Due within	Due within	Due within
	amount	cash flows	1 year	2 years	3 years
Accounts payable and accrued liabilities	$676,605	$676,605	$676,605	$—	$—
	$676,605	$676,605	$676,605	$—	$—

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

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

Marketable securities are fair valued at each reporting period using NGE’s share price on the TSX Venture Exchange.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at December 31, 2023	Carrying value		Fair value
		Amortized
	FVTPL	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$907,551	$—	$—	$—
Short-term investments	—	8,618,386	—	—	—
Marketable securities	7,422	—	7,422	—	—
	$7,422	$9,525,937	$7,422	$—	$—

As at December 31, 2022	Carrying value		Fair value
		Amortized
	FVTPL	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$630,623	$—	$—	$—
Short-term investments	—	11,649,079	—	—	—
Marketable securities	16,473	—	16,472	—	1
	$16,473	$12,279,702	$16,472	$—	$1

17. TAXATION

(a) Deferred income taxes

The tax effects of temporary differences between the amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred income taxes as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Tax loss carry forwards	$685,368	$332,184	$99,672
E&E expenditures	473,085	3,104	—
Share issuance costs	214,221	288,230	—
Marketable securities and other	32,615	71,464	41,908
Deferred income taxes not recognized	(1,405,289)	(694,982)	(141,580)
	$—	$—	$—

The Company has tax losses in Canada of approximately $2,477,382 (2022 - $1,191,205; 2021 – $375,315) expiring in various amounts from 2040 to 2043. The Company has tax losses in the USA of approximately $78,452 (2022 – $50,427; 2021 – $27,715). The other temporary differences do not expire under current legislation.

A deferred tax asset has not been recognized in respect of the temporary differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021
Expressed in United States dollars, except for share data

17. TAXATION (Continued)

(b) Income tax expense (recovery)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2022 – 27.0%; 2021 – 27.0%) as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Expected income tax recovery	$(1,080,139)	$(288,466)	$(108,298)
Share issuance costs	—	(298,176)	—
Impact of difference in tax rates and other	240,010	(10,670)	21,425
Share-based compensation	129,976	43,910	—
Deferred income taxes not recognized	710,308	553,402	86,873
	$155	$—	$—

For the Company’s subsidiary, the USA statutory income tax rate is 21.0% (2022 – 21.0%; 2021 – 21.0%) and the Nevada state statutory income tax rate is nil (2022 – nil; 2021 – nil).

18. COMMITMENTS

The Company executed an introductory agent agreement with BMR (the “BMR Agreement”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

The BMR Agreement was in effect for the Miller Project, as of February 1, 2021, until the mineral lease agreement was terminated on December 18, 2023. The Company paid a total of $35,000 in introductory agent fees to BMR during that period.

19. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company’s single business segment. All of the Company’s E&E assets are located in the USA.