Form 20-F
period 2024-12-31
Austin Gold Corp.
filed 2025-03-27
CIK 1817740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) and the exhibits attached hereto contain “forward-looking information” and “forward-looking statements” within the meaning of the United States (“U.S.”) Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include Austin Gold Corp. and subsidiaries (the “Company”, “we”, “us”, or “our”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves, capital costs, our intentions with respect to financial position and third - party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward - looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves proving to be inaccurate, fluctuations in the gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave - ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus); availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; the global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un - anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and other prospective investors are cautioned not to place undue reliance on forward - looking information. By its nature, forward - looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company reviews forward - looking information for the purpose of preparing each annual report, however the Company undertakes no obligation to update publicly or otherwise revise any forward - looking information as a result of new information, future events or other such factors which affect this information, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward - looking statements.

SUMMARY OF RISK FACTORS

We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated. Refer to the risk factors set forth in the section entitled “Risk Factors” in this Annual Report. These risks can be summarized as follows:

Business - Related Risks

●	The Company is an exploration company and has no history of operations, mining or refining mineral products. The Austin Gold Properties (defined below) are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by the Company in the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.
●	The Company has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur.
●	The Company has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. The Company believes that it is adequately financed to carry out its exploration and development plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and the Company would require additional capital to fund development and exploration programs and potential acquisitions.
●	The Company’s properties include the Kelly Creek Project and the Lone Mountain Project located in Nevada, United States of America (“USA”), and the Stockade Mountain Project, located in Malheur County, Oregon, USA (the “Austin Gold Properties”). As a result, unless the Company acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon the Company and would materially affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.
●	There are uncertainties as to title matters in the mining industry. Any defects in title could cause the Company to lose rights in its mineral properties and jeopardize its business operations. The Company’s mineral properties currently consist primarily of unpatented lode mining claims located on lands administered by the U.S. Department of Interior’s Bureau of Land Management (“BLM”), the Nevada State Office and the Oregon State Office to which the Company only has possessory title of the mineral rights. At the Kelly Creek Project, where the Company is earning a joint venture interest, a significant portion of the property is leased private ranch lands on which both surface and mineral rights are controlled by the ranch.
●	The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property.
●	Mineral resource estimates will be based upon estimates made by the Company’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work.
●	The Company’s development will depend on the efforts of key management and other key personnel, including Dennis Higgs (President and Director), Robert Hatch (Vice President (“VP”) Exploration), Darcy Higgs (VP Business Development) and Grant Bond (Chief Financial Officer (“CFO”)). Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company’s business.

Industry - Related Risks

●	The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company’s projects will have a discovery that can be mined profitably.

●	The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability.
●	There may be challenges to title of the mineral properties in which the Company holds a material interest. If there are title defects with respect to any properties, the Company might be required to compensate other persons or to reduce its interest in the affected property.
●	The Company’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for the Company to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended.
●	The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds in order to comply with such regulations.

Risks Related to our Common Shares

●	As at March 25, 2025, officers and directors of the Company, including Dennis Higgs (President and Director), Darcy Higgs (VP Business Development), Joseph Ovsenek (Chairman and Director), Kenneth McNaughton (Director) and Robert Hatch (VP Exploration) hold, directly or indirectly, or have control or direction over, 6,650,668 Common Shares, approximately 50.11% of the issued and outstanding Common Shares, and are the Company’s largest shareholder group. Each of these individuals serve as an officer and/or director of the Company, which may give rise to conflicts of interest. Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors of the Company at our next Annual General Meeting (“AGM”) scheduled for May 7, 2025.
●	No dividends on the Common Shares have been paid by the Company to date. Investors in the Company’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in the Company’s securities other than through possible common share price appreciation.
●	Our Articles include a forum selection provision that indicates that the Supreme Court of British Columbia (“BC”), Canada and the appellate Courts therefrom (collectively, the “Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain types of actions and proceedings, which could limit a shareholder’s ability to choose the judicial forum for disputes arising with the Company.
●	In the future, we may attempt to increase our capital resources by offering debt securities or preferred stock. Upon a potential bankruptcy or liquidation, holders of our debt securities or preferred stock, and lenders with respect to other borrowings we may make, may receive distributions of our available assets prior to any distributions being made to holders of our Common Shares.
●	Our management will have broad discretion in the application of the Company’s available capital to fund our capital expenditures on existing mineral properties, acquire additional mineral projects, acquire additional producing properties and associated leaseholds, or for general corporate purposes, which are subject to change in the future. Accordingly, you will have to rely upon the judgment of our management with respect to the use of our available capital.

The foregoing is a summary of significant risk factors that we think could cause our actual results to differ materially from expected results. However, there could be additional risk factors besides those listed herein that also could affect us in an adverse manner. You should read the risk factors set forth in the section entitled “Risk Factors”.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3 (a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the U.S. Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3 - year period, issued more than US$1,000,000,000 in non - convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b - 2. We expect to continue to be an emerging growth company for the immediate future. In May 2022, the Company completed the first sale of equity securities under the Securities Act and may no longer qualify as an emerging growth company in 2027.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “larger accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer” or a “larger accelerated filer”. In addition, Section 103 (a) (3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

SPECIAL NOTE REGARDING LINKS TO EXTERNAL WEBSITES

Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

CURRENCY

Unless otherwise indicated, all references to “$”, “US dollars”, “USD”, or “US$” are to U.S. dollars. All references to “C$”, or “CAD” refer to Canadian dollars.

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

We are an exploration company and have no history of operations, mining or refining mineral products. We are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on an investment for investors in the Common Shares and our likelihood of success must be considered in light of our early stage of operations.

There can be no assurance that the Austin Gold Properties or any other property will be successfully placed into production and will produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to the successful completion of further technical studies, permitting requirements and the construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations.

We have no operating revenues and a history of losses.

We have no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of our projects comes into production, which may or may not occur. As such, there is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future. We will continue to experience losses unless and until we can successfully develop and begin profitable commercial production at one of our mining properties. There can be no assurance that we will be able to do so.

We will require significant additional capital to fund our business plan.

We plan to focus on exploring for minerals and will use our working capital to carry out such exploration. We have no source of operating cash flow and no assurance that acceptable additional funding will be available to us for the further exploration and development of our projects. We have incurred net losses in the past, may incur losses in the future, and will continue to incur losses until and unless we can derive sufficient revenues and earnings from our mineral projects. These conditions, including other factors described herein, could result in material uncertainty regarding our ability to continue as a going concern.

It is likely that the development and exploration of our properties will require substantial additional financing. Further exploration and development of the Austin Gold Properties and/or other properties acquired by us may be dependent upon our ability to obtain acceptable financing through equity or debt, and there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be acceptable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of our projects and we may become unable to carry out our business objectives.

We are subject to currency rate risk related to our reporting currency.

We may be subject to currency rate risk. Our reporting currency is the USD, which is exposed to fluctuations against other currencies. Our properties are located in the USA with corporate operations in Canada. Should we expand our operations into other countries, our expenditures and obligations may be incurred in foreign currencies. As such, our results of operations may become subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and our operating results. At this time, we have not implemented measures to mitigate transactional volatility in the CAD. We may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

We may have liquidity risk due to our reliance on additional financing.

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. Our objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet our liquidity requirements at any point in time. As we do not currently have revenue and are not expected to have revenue in the foreseeable future, we will be reliant upon equity and debt financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known precisely when we will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and our inability to finance future development and acquisitions would have a material and adverse effect on our business and potential prospects.

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

The Austin Gold Properties include the Kelly Creek Project and the Lone Mountain Project located in Nevada, USA and the Stockade Mountain Project located in Malheur County, Oregon, USA. As a result, unless we acquire additional property interests, any adverse developments affecting these properties would have a material adverse effect upon our business and would materially affect any of our potential mineral production, profitability, financial performance and results of operations. While we may seek to acquire additional mineral properties in accordance with our business objectives, there can be no assurance that we will be able to identify suitable additional mineral properties or, if we do identify suitable properties, that we will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to us or at all and that we will be able to successfully develop such properties and bring such properties into commercial production.

We have no history of mineral production.

There is no history of mineral production on the Austin Gold Properties. The Austin Gold Properties are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by us. There is no certainty that our proposed expenditures towards the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.

Furthermore, there is no assurance that commercial quantities of minerals will be discovered by us at any properties acquired in the future, nor is there any assurance that any of our future exploration programs on the Austin Gold Properties or any other properties will yield any positive results. Even where commercial quantities of minerals are discovered, there can be no assurance that any of our properties will ever be brought to a stage where mineral resources can be identified, and mineral reserves can be profitably produced. Factors which may limit our ability to produce mineral reserves from our properties include, but are not limited to, the price of mineral resources, the availability of additional capital and financing and the nature of any mineral deposits.

We are an early-stage development company which presents additional risks to our success.

We are a junior resource company focused primarily on the acquisition, exploration and evaluation of mineral properties located in Nevada, USA and Oregon, USA. Our properties have no established mineral reserves due to the early stage of exploration at this time. Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource and it is uncertain if further exploration will result in the determination of any mineral resource. Quantities and/or grade described in this Annual Report should not be interpreted as assurances of a potential mineral resource or mineral reserve, or of potential future mine life or of the profitability of future operations.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of our projects can be mined profitably. Substantial expenditures are required to establish mineral resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. It is impossible to ensure that our current exploration and development programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of our exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources and reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

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

We are considered a “foreign private issuer” and will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

It may be difficult to enforce judgments or bring actions outside the U.S. against us and certain of our directors.

We are a Canadian corporation and certain of our officers and directors are neither citizens nor residents of the USA. A substantial part of the assets of several of these persons are located outside the USA. As a result, it may be difficult or impossible for an investor:

●	to enforce in courts outside the U.S. judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws against these persons and us; or
●	to bring in courts outside the U.S. an original action to enforce liabilities based upon U.S. federal securities laws against these persons and us.

We may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called “excess distribution” received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these adverse tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to us. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult their own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

A limited number of our officers and directors own a majority of our Common Shares and exercise control over us.

As at March 25, 2025, our officers and directors, including Dennis Higgs (President and Director), Darcy Higgs (VP Business Development), Joseph Ovsenek (Chairman and Director), Kenneth McNaughton (Director) and Robert Hatch (VP Exploration) hold, directly or indirectly, or have control or direction over, 6,650,668 Common Shares, approximately 50.11% of the issued and outstanding Common Shares, and our largest shareholder group. Each of these individuals serve as an officer and/or director, which may give rise to conflicts of interest. As a result, these persons have the ability to influence the outcome of matters submitted to our shareholders for approval, which could include the election and removal of directors, amendments to our corporate governing documents and business combinations. Our interests and those of these persons may at times conflict, and this conflict might be resolved against our interests. The concentration of approximately 50.11% of the issued and outstanding Common Shares in the hands of these shareholders may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors at our next AGM scheduled for May 7, 2025.

We do not currently insure against all the risks and hazards of mineral exploration, development and mining operations.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

Although we may maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may enter into joint ventures and partnerships which will expose us to risks related to third-party performance under these agreements.

We may in the future enter into partnerships, option agreements and/or joint ventures as a means of acquiring additional property interests or to fully exploit the exploration and production potential of our assets. The failure of any partner to meet our obligations or other third parties, or any disputes with respect to third parties’ respective rights and obligations, could have a material adverse effect on our rights under such agreements. We may also be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, which may have a materially adverse impact on the strategic value of the underlying mineral claims. Furthermore, in the event we are unable to meet our obligations or share of costs incurred under agreements to which we are a party, we may have our property interests subject to such agreements reduced as a result or face the termination of such agreements.

We are subject to risks regarding completing and integrating acquisitions.

From time to time, it can be expected that we will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that we may choose to complete may be of a significant size, will require significant attention by our management team, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities depends upon our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with ours. Any acquisitions would be accompanied by risks. In the event that we choose to raise debt capital to finance any such acquisitions, our leverage will be increased. If we choose to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisitions with our existing resources, which would result in the depletion of such resources. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that we would be able to successfully integrate the acquired business into our pre-existing business or that any such acquisition would not have a material and adverse effect on us.

We are reliant on certain key personnel.

Our development will depend on the efforts of key management and other key personnel, including Dennis Higgs (President and Director), Robert Hatch (VP Exploration), Darcy Higgs (VP Business Development) and Grant Bond (CFO). The loss of any of these people, particularly to competitors, could have a material adverse effect on our business. Further, with respect to the future development of our projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside our control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect our ability to employ the specific personnel required. Due to our relatively small size, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on our business, results of future operations and financial condition. Moreover, we do not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.

Certain of our directors and officers may have conflicts of interest.

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving us must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of our business and shareholders.

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

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Though we intend to put into place a system of internal controls appropriate for our size, and reflective of our level of operations, there are limited internal controls currently in place. We have a very limited history of operations and have not made any assessment as to the effectiveness of our internal controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected. We also could become subject to investigations by the stock exchange on which the securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The jurisdictions in which we operate (including the U.S.) have laws governing how we must respond to a cyber incident that results in the unauthorized access, disclosure, or loss of personal information. Additionally, new laws and regulations governing data privacy, unauthorized disclosure of personal information and imposing certain cybersecurity - related requirements that may provide for a private right of action and imposition of significant fines, pose increasingly complex compliance challenges. Some or all of such legislation will elevate our compliance costs over time. Our business involves collection, use, and other processing of personal information and personally identifiable information of our employees, investors, contractors, suppliers, and customer contacts. As legislation continues to develop and cyber incidents continue to evolve, we will likely be required to expend significant resources to continue to modify or enhance our protective measures to comply with such legislation and to detect, investigate and remediate vulnerabilities to cyber incidents that relate to data privacy. Any failure by us, or a company we acquire, to comply with such laws and regulations could result in reputational harm, loss of goodwill, penalties, liabilities, remediation costs, or mandated changes in our business practices. Each has the potential to materially impact our financial condition.

Risks Related to the Mining Industry

Mining exploration, development and operating have inherent risks.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of our properties is furthermore subject to a number of macroeconomic, legal and social factors, including commodity prices, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable and adequate machinery, equipment or labor and obtaining necessary services in the jurisdictions in which we operate. Unfavorable changes to these and other factors have the potential to negatively affect our operations and business.

Major expenses may be required to locate and establish mineral reserves and resources, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a gold or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as the quantity and quality of mineralization and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

There is no certainty that the expenditures to be made by us towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that we will be able to locate additional reserves as our existing reserves are depleted.

There may be risks and uncertainties related to title to land we own or lease and royalty interests on such land.

General

There are uncertainties as to title matters in the mining industry. Any defects in title could cause us to lose rights in our mineral properties and jeopardize our business operations. Our mineral properties currently consist primarily of unpatented lode mining claims located on lands administered by the BLM, the Nevada State Office and the Oregon State Office to which we only have possessory title of the mineral rights. At the Kelly Creek Project, where we are earning a joint venture interest, a significant portion of the property is leased private ranch lands on which both surface and mineral rights are controlled by the ranch. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual BLM claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.

The present status of our unpatented mining claims located on public lands allows us the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. Subject to the permitting process, we are also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the USA. We remain at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements. Prior to 1993, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1993, through federal legislation restricting the BLM from accepting any new mineral patent applications. If we do not obtain fee title to our unpatented mining claims, there can be no assurance that we will be able to obtain compensation in connection with the forfeiture of such claims.

Pending Federal Legislation that may affect our Operations

In recent years, members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Act of 1872, a U.S. federal law that authorizes and governs prospecting and mining for economic minerals, such as gold, platinum, and silver, on federally administered public lands. Such bills have proposed, among other things, to either eliminate the right to a mineral patent, impose a federal royalty on production from unpatented mining claims, render certain federal lands unavailable for the location of unpatented mining claims, afford greater public involvement in the mine permitting process, provide for citizen suits, and impose new and stringent environmental operating standards and mined land reclamation requirements in addition to those already in effect. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Currently, most of our mining claims are unpatented lode mining claims. Although we cannot predict what legislative changes might occur, the enactment of these proposed bills could adversely affect the potential for development of our mining claims, the economics of any mines that we bring into operation on federal unpatented mining claims, and as a result, adversely affect our financial performance.

Title to Mineral Property Interests may be Challenged

There may be challenges to title of the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or to reduce our interest in the affected property. Furthermore, in any such case, the investigation and resolution of these issues would divert time of our management team from ongoing exploration and development programs. Title insurance generally is not available for mining claims in the U.S. and our ability to ensure that we have obtained secure claim to individual mineral properties may be limited. Austin Gold Properties may be subject to prior unregistered liens, agreements, transfers, or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate the properties as permitted or to enforce our rights with respect to our properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes or annual BLM claim maintenance fees, may invalidate title to portions or all of the Austin Gold Properties. We may incur significant costs related to defending the title to our properties. A successful claim contesting title to a property may cause us to compensate other persons, or to reduce our interest in the affected property or to lose our rights to explore and, if warranted, develop that property. This could result in us not being compensated for our prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and, if warranted, development programs.

Mineral Properties may be Subject to Defects in Title

The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. We have taken reasonable measures, in accordance with industry standards for properties at the same stage of exploration as ours, to ensure proper title to the Austin Gold Properties. However, there is no guarantee that title to any of our properties will not be challenged or impugned.

Interpretation of Royalty Agreements; Unfulfilled Contractual Obligations

Royalty interests in Austin Gold Properties, and any other royalty interests in respect of our properties which may come into existence, may be subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing royalty interests in Austin Gold Properties may interpret their interests in a manner adverse to us, and we could be forced to take legal action to enforce our rights. Challenges to the terms of such royalty interests or the existence of other royalties could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise with respect to, among other things:

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

Natural Resource Properties are Largely Contractual in Nature

Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. Accordingly, there may be instances where we would be forced to take legal action to enforce our contractual rights. Such litigation may be time-consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us may have a material and adverse effect on our results of operations, financial condition and the trading price of the Common Shares.

We may be unable to secure surface access or purchase required surface rights.

Although we acquire the rights to some or all of the minerals in the ground subject to the mineral tenures that we acquire, or have a right to acquire, in most cases we do not thereby acquire any rights to, or ownership of, the surface to the areas covered by such mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, we will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore we may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, we may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. Our inability to secure surface access or purchase required surface rights could materially and adversely affect our timing, cost or overall ability to develop any mineral deposits we may locate.

We are subject to significant governmental regulations, which affect our operations and costs of conducting our business.

Our exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for us to carry out our activities, our various licenses and permits must be obtained and kept current. There is no guarantee that our licenses and permits will be granted, or that once granted will be maintained and extended. In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that we require will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, could have a material adverse impact on us. We may be required to contribute to the cost of providing the required infrastructure to facilitate the development of our properties and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that we will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain of our permits and licenses on properties, which may have a material adverse effect on us. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on our business.

Our financial results and access to capital may depend on commodity markets.

The price of our securities, our financial results, and our access to the capital required to finance our exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond our control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of gold, the market price of our securities may decline and our operations may be materially and adversely affected.

We are subject to risks regarding market fluctuations and commercial quantities.

The market for minerals is influenced by many factors beyond our control, including without limitation the supply and demand for minerals, the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. In addition, the metals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of metals (such as gold) are discovered, a market will exist for their profitable sale. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond our control, including the particular attributes of the deposit such as our size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in us not receiving an adequate return on invested capital or having our mineral projects be rendered uneconomic.

Estimates of mineral resources and reserves are subject to evaluation uncertainties that could result in project failure.

We currently do not have any mineral resources or reserves. Mineral resource and reserve estimates will be based upon estimates made by our personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimation of mineral resources and reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. As a result of the foregoing, there may be material differences between actual and estimated mineral resources and reserves, which may impact the viability of our projects and have a material impact on our business.

The grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, mineral prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material changes in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by us. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. To the extent that we are unable to mine and produce as expected and estimated, our business may be materially and adversely affected.

There is no certainty that any of the mineral resources identified on any of our properties will be realized, that any mineral resources will ever be upgraded to mineral reserves, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only, and investors are cautioned that we may ultimately never realize production on any of our properties.

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

Our operations are subject to various health and safety laws and regulations that impose various duties on us in respect of our operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We expect to make significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near our mineral properties, but there can be no guarantee that these expenditures will ensure our compliance with applicable laws and regulations and any non-compliance may have a material and adverse effect on our business.

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

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect us or require us to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for us to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of our business.

All phases of our operations in Nevada, USA and Oregon, USA will be subject to extensive federal environmental regulation, and to the state regulatory programs to which these federal requirements may have been delegated through state statutes, which may include:

●	Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”);
●	The Federal Resource Conservation and Recovery Act (“RCRA”);
●	The Clean Air Act (“CAA”);
●	The National Environmental Policy Act (“NEPA”);
●	The Clean Water Act (“CWA”);
●	The Safe Drinking Water Act (“SDWA”);
●	The Endangered Species Act (“ESA”); and
●	The National Historic Preservation Act.

These environmental regulations require us to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Mining projects are required to prepare and receive Federal and State approval of a reclamation plan and provide financial assurance to ensure that the reclamation plan is implemented upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on our financial performance and results of operations.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. Environmental hazards may exist on the properties on which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties, and which may result in the payment of fines and clean-up costs by us and may adversely affect our operations.

We cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect our financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect us.

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

NEPA requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an EIS, which in addition to assessing environmental impacts, it must also analyze cumulative impacts and alternatives to the proposed actions. The U.S. Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the Environmental Impact Statement (“EIS”) and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in the issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project. NEPA only applies to activities on public lands managed by a public land management agency like the BLM. It does not apply to projects on state- or privately held land, but some states have comparable state statutes with analogous risk.

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

ESA requires federal agencies to consider the conservation of threatened or endangered plant and/or animal species and the impacts to those habitats in which they are found in their decision - making processes. The U.S. Fish and Wildlife Service and/or the National Oceanic and Atmospheric Administration (“NOAA”) Fisheries Service, and comparable state agencies, are responsible to ensure that the actions they authorize, fund, or carry out are not likely to adversely impact the continued existence of any listed species or result in the destruction or adverse modification of critical habitats required for species survival.

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

Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents;
●	treat ground and surface water to pre-established standards; and
●	reasonably re-establish pre-disturbance landforms and vegetation.

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

The mining industry is highly competitive in all its phases, both domestically and internationally. Our ability to acquire properties and develop mineral resources and reserves in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience, and technical capabilities than us. We may also encounter competition from other mining companies in our efforts to hire experienced mining professionals. Competition could adversely affect our ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development, exploration, or construction costs, result in project delays and generally and adversely affect us and our business and prospects.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

Climate change could have an adverse impact on our operations. The potential physical impacts of climate change on the operations of our business is highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development or production on our mines and adversely affect the financial performance of our operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in the natural resources industry could harm our reputation.

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

No dividends on the Common Shares have been paid by us to date. Investors in our securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in our securities other than through possible common share price appreciation.

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

Our Articles include a forum selection provision that indicates that the Courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(i)	any derivative action or proceeding brought on behalf of us,
(ii)	any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us,
(iii)	any action asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) or our Articles (as may be amended from time to time); or
(iv)	any action asserting a claim otherwise related to the relationships among our business, our affiliates and their respective shareholders, directors and/or officers; provided however that (iv) does not include claims related to our business carried on by us or such affiliates.

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

We believe that we are adequately financed to carry out our exploration and evaluation plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and we would require additional capital to fund development and exploration programs and potential acquisitions. We cannot predict the size of future issuances of the Common Shares or the issuance of debt instruments or other securities convertible into Common Shares in connection with any such financing. Likewise, we cannot predict the effect, if any, that future issuances and sales of our securities will have on the market price of the Common Shares. If we raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders. Sales of substantial numbers of Common Shares, or the availability of such Common Shares for sale, could adversely affect prevailing market prices for our securities and a securityholder’s interest in our business.

We are an “emerging growth company,” and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes - Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Commencing in May 2022, we could be an emerging growth company for up to five years: however, circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non - affiliates exceeds US$700,000,000, if we issue US$1,000,000,000 or more in non - convertible debt during a three - year period, or if our annual gross revenues exceed US$1,070,000,000. Absent the foregoing circumstances, we would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement. Finally, at any time we may choose to opt - out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the prices of our securities may be more volatile.

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

The market price of our Common Shares is subject to numerous risks.

We have a limited trading history and may be considered a micro-cap or small-cap company. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of the underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the Common Shares will be unaffected by any such volatility. The price of the Common Shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in our financial condition and results of operations as reflected in our financial statements. Other factors unrelated to our performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; (ii) lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of Common Shares; (iii) the size of our public float may limit the ability of some institutions to invest in our securities; (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause our securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; and (v) the sale of securities by major shareholders.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect our long-term value and our shareholders may experience capital losses as a result of their investment in our business. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

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

We may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our ability to carry out our business plan.

Our business is affected by the global economy.

Recent global financial conditions have been characterized by increased volatility and access to public financing, particularly for junior mineral exploration companies, has been negatively impacted. These conditions, which include potential disruptions due to a U.S. Government shutdown, may affect our ability to obtain equity or debt financing in the future on terms favorable to us or at all. If such conditions continue, our operations could be negatively impacted.

There is uncertainty as a result of international conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. The outbreak of hostilities in Ukraine and Israel, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, and international trade and financial markets, all of which have a trickle - down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts in Europe, the Middle East and globally. There is a risk of substantial market and financial turmoil arising from the conflicts which could have a material adverse effect on the economics of our projects, and our ability to operate our business and advance project development.

Political uncertainty in the U.S. may have an adverse impact on our operating performance and results of operations.

General political uncertainty may have an adverse impact on our operating performance and results of operations. In particular, the U.S. continues to experience significant political events that cast uncertainty on global financial and economic markets, especially following the recent presidential election. It is presently unclear exactly what actions the second Trump administration in the U.S. will implement, and if implemented, how these actions may impact the mining industry in the U.S. Any actions taken by the Trump administration, including the many recent executive orders, may have a negative impact on the U.S. economy and on our business, financial condition, and results of operations.

Changes to U.S. tariff and import/export regulations may have a negative effect on our business and, in turn, harm us.

The U.S. has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

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

Intercorporate Relationships

The Company has one wholly owned subsidiary, Austin American Corporation (“Austin NV”), a Nevada corporation which was incorporated in June 2020.

Significant Events and Highlights

2022 Highlights

●	On February 8, 2022, Sandra MacKay resigned as director of the Company.
●	On May 3, 2022, the Company announced the pricing of its initial public offering (“IPO”) of 3,265,000 of its Common Shares at a price of $4.00 per share. The Company also granted the underwriters a 30-day option to acquire an additional 489,750 shares to cover overallotments in connection with the offering.
●	On May 3, 2022, the Company received a receipt from the British Columbia Securities Commission (“BCSC”) for its final non-offering prospectus to become a reporting issuer in BC, the S-1 Statement was declared effective by the SEC, and the Common Shares were authorized for trading on the NYSE American.
●	On May 4, 2022, the Company’s shares commenced trading on the NYSE American under the symbol “AUST”.
●	On May 6, 2022, the Company announced the closing of its IPO of 3,265,000 Common Shares at a price of $4.00 per share. The underwriters also exercised their option to acquire an additional 489,750 shares. After the underwriting discount and estimated offering expenses payable by the Company, the Company received net proceeds of $13,853,420.
●	On May 16, 2022, the Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) through Austin NV, to lease a 100% interest in the Stockade Mountain Project located in Malheur County, Oregon.
●	On August 3, 2022, the Company signed a second amendment to the Lone Mountain agreement.
●	On October 1, 2022, the Company announced the resignation of Katrina Anderson as CFO and appointed Grant Bond as CFO.
●	On October 3, 2022, the Company announced the results of its 3,485 foot (1,062 meter) rotary reverse circulation (“RC”) drill program at the Kelly Creek Project.
●	On October 27, 2022, the Company granted stock options to directors, officers and consultants of the Company to purchase an aggregate of 460,003 Common Shares in the capital of the Company at an exercise price of $0.9161 per share, which expire on October 27, 2027.
●	On November 1, 2022, the Company issued warrants to an investor relations consultant of the Company to purchase 100,000 Common Shares in the capital of the Company at an exercise price of $0.81 per share, which expire on November 1, 2025.
●	On December 22, 2022, the Company provided an update on the drilling and permitting status of several of its mineral projects.

2023 Highlights

●	On March 2, 2023, the Company provided the results of its initial drill program at the Fourmile Basin Project which included 4,580 feet (1,396 meters) of drilling and an update on the permitting status of several of its mineral projects.
●	On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property.

●	On May 3, 2023, the Company and Pediment Gold LLC (“Pediment”), a subsidiary of URZ3 Energy Corp. (“URZ”) (formerly Nevada Exploration Inc. (“NGE”)), agreed to amend the terms of the option to enter joint venture agreement. Under the second amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 of exploration and evaluation (“E&E”) expenditures on the project by June 30, 2025. This total includes the amount incurred on the project to date, which is $923,757 as of May 3, 2023. To earn an additional 19% interest (for a total of 70% interest for the Company), the Company must spend an additional C$2,500,000 on E&E expenditures with no time limit.
●	On May 4, 2023, the Company provided an update on the permitting status of several of its mineral projects.
●	On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, representing approximately 60% of the original claim holdings.
●	On July 25, 2023, the Company commenced a drilling program at its Miller Project which was designed to test for the presence and depth of favourable Carlin-type deposit host rocks under the project area.
●	On August 10, 2023, the Company announced that Darcy Higgs resigned as Corporate Secretary of the Company and took the role of VP Business Development. Donna Moroney was appointed Corporate Secretary.
●	On September 20, 2023, the Company reported the gold assay results for the drilling program at its Miller Project. Four holes totaling 6,565 feet (2,001 meters) were drilled.
●	On September 20, 2023, the Company announced that the State of Oregon approved the Exploration Permit for drilling at the Stockade Mountain Project. With both the BLM and Oregon permits in hand, the Company planned an exploration drilling program at the project in the fourth quarter of 2023.
●	On October 2, 2023, the Company granted share options to directors, officers and consultants of the Company to purchase an aggregate of 1,260,000 Common Shares in the capital of the Company at an exercise price of $0.77 per share, which expire on October 2, 2028.
●	On October 11, 2023, the Company announced that Kenneth McNaughton resigned as VP Exploration and will continue to serve as a director. Robert Hatch was appointed VP Exploration.
●	On November 2, 2023, the Company announced that drilling commenced at its Stockade Mountain Project.
●	On November 9, 2023, the Company granted share options to officers of the Company to purchase an aggregate of 1,110,000 Common Shares in the capital of the Company at an exercise price of $0.77 per share, which expire on November 9, 2028.
●	On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project.

2024 Highlights

●	On January 30, 2024, the Company reported the gold assay results for the first two drill holes at its Stockade Mountain Project. These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 grams per tonne (“g/t”) over 4 feet (1.2 meters) and several other gold intercepts of interest.
●	The Company restarted the drilling program at the Stockade Mountain Project in early January 2024. Extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays. The Company drilled a third hole to a depth of 736.7 feet (224.5 meters) prior to shutting down the drill program due to excessive disturbance caused by the drilling activity. A total of 2,435.9 feet (742.5 meters) were drilled in this program at the Stockade Mountain Project.
●	On March 25, 2024, the Company reported the gold assay results for the third and last drillhole at its Stockade Mountain Project. The third hole returned a high gold value of 9.32 g/t from a 2.7 foot (0.82 meter) interval of chalcedonic vein and breccia.

●	On June 3, 2024, the Company and Pediment, a subsidiary of URZ (formerly NGE) agreed to amend the terms of the Exploration and Option to Enter Joint Venture Agreement on the Kelly Creek Project. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 of E&E expenditures on the project by June 30, 2027 (previously June 30, 2025). The cumulative total includes E&E expenditures incurred on the project to date in the amount of $923,757.
●	On June 6, 2024, the Company and Julian Tomera Ranches, Inc., owners of mineral claims within the Kelly Creek Project, agreed to amend the terms of the mining lease agreement (the “Hot Pot Agreement”). Under this sixth amendment, the Company is subject to the following minimum payments:

Date	Fifth Amendment	Sixth Amendment	Status
September 16, 2021	$30,000	$30,000	Paid
September 16, 2022	$30,000	$30,000	Paid
September 16, 2023	$30,000	$30,000	Paid
September 16, 2024	$30,000	$20,000	Paid
September 16, 2025	$30,000	$20,000
September 16, 2026	$30,000	$25,000
September 16, 2027 and every year thereafter	$30,000	$30,000

●	On June 25, 2024, the Company provided an update on exploration activities at the Lone Mountain and Stockade Mountain projects.
●	On September 19, 2024, the Company granted share options to directors and consultants of the Company to purchase an aggregate of 225,000 Common Shares in the capital of the Company at an exercise price of $1.00 per share, which expire on September 19, 2029.
●	On September 20, 2024, the Company announced the appointment of Sandra MacKay to the Board of Directors.
●	On September 20, 2024, the Company announced that it entered into a marketing agreement with i2i Marketing Group, LLC (“i2i”) for the purpose of providing various marketing services to the Company.
●	On September 23, 2024, the Company announced the passing of Benjamin Leboe, a director of the Company.
●	On September 30, 2024, the Company provided an update on exploration activities at the Lone Mountain, Stockade Mountain and Kelly Creek projects.

Project Spending

As of December 31, 2024, the Company has $4,077,474 (2023 – $2,280,490) of capitalized E&E expenditures on its mineral projects.

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

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the U.S. Environmental Protection Agency (“EPA”) and the BLM as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of “Notices to Conduct Mineral Exploration Activities” (Notice level permit) and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

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

The following table presents the high, low and average AM and PM fixed prices in U.S. dollars for an ounce of gold on the London Bullion Market (source: www.lbma.org.uk/) over the past five years:

Year	High	Low	Average
2020	2,067	1,474	1,770
2021	1,943	1,684	1,800
2022	2,039	1,629	1,791
2023	2,078	1,809	1,941
2024	2,784	1,985	2,387

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

The Company hired Robert Hatch (SME-Registered Member) of Volcanic Gold & Silver LLC, 80 Bitterbrush Road, Reno, Nevada, as the Company’s VP Exploration and he acts as the Company’s “qualified person” (“QP”) under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and sub-part 1300 of Regulation S-K (“S-K 1300”) under the U.S. Securities Exchange Act of 1934, as amended, to oversee the operations and disclosure for all of the Company’s mineral projects. Robert Hatch is a shareholder of the Company and is compensated and has been granted equity awards for his role as VP Exploration. Refer to the “QP” and “Item 6 – Directors, Senior Management and Employees” sections of this Annual Report for additional information related to his remuneration and equity holdings.

Below are brief descriptions of the properties. For additional information about the financial terms of the agreements and E&E expenditures incurred on the properties, refer to note 10 of our audited consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (the “Consolidated Financial Statements”).

Kelly Creek Project, Nevada, USA

On July 7, 2020, the Company entered into the JV Agreement on the Kelly Creek Project, through the Company’s wholly owned subsidiary, Austin NV with Pediment, a subsidiary of URZ (formerly NGE), whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project. The project is located in Humboldt County, Nevada, and is situated on public lands administered by the BLM and on private lands. The Kelly Creek Project comprises 99 unpatented lode mining claims covering approximately 2.77 mi2 (7.16 km2) and approximately 5.49 mi2 (14.2 km2) of private land leased by Pediment. Barbara Carroll, C.P.G., as an independent consultant and QP, completed the Kelly Creek Technical Report which is available on the Canadian System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca. The Kelly Creek Technical Report is referenced for informational purposes only and is not incorporated herein by reference.

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

During the third quarter of 2022, the Company conducted a limited drill program at the Kelly Creek Project to drill test beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. The program consisted of a total of 3,485 feet (1,062 meters) of rotary-RC drilling in four holes. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned were 0.087 g/t and 0.056 g/t in five-foot (1.5 meter) intervals.

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

On June 3, 2024, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. On June 6, 2024, as part of an underlying agreement within the Kelly Creek Project, the Company and Julian Tomera Ranches, Inc. agreed to the amend the terms of the mining lease agreement (the “Hot Pot Agreement”). For further details on the amended terms, refer to Note 10(a) of our annual consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

The Company is monitoring nearby competitor activity in this current high gold price environment and continues to determine the best options for further exploration of the Kelly Creek Project.

Lone Mountain Project, Nevada, USA

On November 1, 2020, the Company, through its subsidiary Austin NV, entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership, for exploration and mining rights on 454 unpatented lode mining claims and six patented mining claims that comprise the Lone Mountain Property, Elko County, Nevada. On August 2, 2022, NAMMCO released its rights to the six patented mining claims and on August 3, 2022, the Company negotiated changes to the lease agreement on the Lone Mountain Project. In November 2023, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement that brought the total area of the property up to approximately 21.0 mi2 (54.4 km2). In November 2024, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement. The total area of the property as of December 31, 2024 is now approximately 26.5 mi2 (68.7 km2).

The property is situated in one of the major gold mining centers of Nevada, as it is located less than 20 miles (32 kilometers) northeast of the Carlin cluster of gold deposits and 10 miles (16 kilometers) south of the southern-most Jerritt Canyon deposits. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of paved highway and 6 miles (10 kilometers) of dirt road.

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

Geology at the Lone Mountain Project consists of a broadly folded sequence of Paleozoic lithologies that are intruded by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountains thrust fault.

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

Although significant historical exploration has been conducted at Lone Mountain, large areas of the project remain untested, or minimally tested, by drilling. Historical soil and stream sediment sampling programs revealed areas with strongly anomalous arsenic, antimony and mercury in structurally complex zones that have not been drilled.

To follow up and expand on the historical data, the Company has completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Analytical results have been received and are being interpreted by consulting geologists. The results of these sampling programs, combined with historical results and gravity surveys conducted in 2023, will be used for gold deposit targeting.

Stockade Mountain Project, Oregon, USA

On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights on 261 unpatented lode mining claims that comprise the Stockade Mountain Project situated in Malheur County, Oregon. In November 2024, the Company located an additional 77 unpatented lode mining claims which brings the total area of the property to approximately 10.5 mi2 (27.22 km2).

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

Historical data generated within the project demonstrates the discovery potential for significant high-grade gold/silver mineralization that may be amenable to underground mining. Stockade Mountain exhibits a classic large gold- and silver-bearing low-sulfidation “hot springs” hydrothermal system associated with rhyolite intrusion and doming that formed along a major NW-trending structural corridor. Gold/silver and high-level mercury mineralization at Stockade is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs. Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface. This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world. The gold/silver veins being targeted at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1,200 feet (183 to 366 meters) below the surface.

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

During the fourth quarter of 2022, the Company received approval from the BLM to build access roads and drill exploration holes to test the above-described targets. Exploration activity in Oregon that creates disturbances also requires approval of an Exploration Permit through the Oregon DOGAMI, and this permit was approved in the third quarter of 2023. As a result, all permits necessary to construct access roads and initiate drilling were in hand.

On November 2, 2023, the Company announced a diamond drilling program at the Stockade Mountain Project designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system. This is the first known use of diamond drilling on the property, which will allow the Company to have a better understanding of the host rocks and mineralization.

The 2023 drilling program began testing what has been historically known as the “Number 9 Vein” area in the central part of the Company’s land package. Gold values from surface outcrops of the vein are weak, with a high value of 0.013 g/t. However, the historical drilling indicates that significant thicknesses of stockwork mineralization begin just below the surface and extend at least 1,250 feet (380 meters) eastward from the exposed vein zone and 2,300 feet (700 meters) along strike. The hypothesized high-grade gold/silver veins at Stockade Mountain would have formed within a vertical zone of vigorous boiling of the hydrothermal fluids near the base of and below the stockworks.

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

Extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays while drilling the third hole. The Company shut down the drill program due to permitting restrictions and excessive disturbance caused by the drilling activity.

Due to the long access roads and the 5-acre disturbance limitation under the BLM Notice level exploration permit, the Company is undertaking a Plan of Operations using an environmental consultant to allow for greater flexibility for drill site locations and access.

The Company is planning an RC drill program in 2025 to follow-up on gold mineralization encountered during the 2023-2024 winter drilling program. The Company’s drilling program will be designed to test beneath known high-level gold/silver-bearing stockwork mineralization for high-grade vein deposits formed deeper in the hydrothermal system. All permits are in place to conduct the program, which will be subject to suitable drill availability and weather.

Miller Project, Nevada, USA

On February 1, 2021, the Company entered into a mineral lease and option agreement with Shea Clark Smith and Gregory Maynard for exploration and mining rights and access to certain mineral claims on the Miller Project situated in Elko County, Nevada.

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

On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2024, the Company incurred a write-off of E&E assets of $897 (2023 – $1,015,468) which was recorded in the consolidated statement of loss and comprehensive loss.

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

On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2024, the Company incurred a write-off of E&E assets of $3,393 (2023 – $883,862) which was recorded in the consolidated statement of loss and comprehensive loss.

C. Organizational Structure

The Company has the following organizational structure as at March 27, 2025:

Austin NV

On June 29, 2020, Austin NV was incorporated in Nevada, USA for operation of its mineral projects in the USA.

D. Property, Plant and Equipment and E&E Assets

Summary of Mineral Properties

The Company is an exploration stage issuer and currently has interests in three gold exploration properties, two located in the state of Nevada, including the Kelly Creek Project and the Lone Mountain Project, and one located in the state of Oregon, the Stockade Mountain Project.

Mineral Property Locations

Figure 1:

Ownership Interests

●	The Company holds its interests in the Kelly Creek Project through Austin NV under the JV Agreement dated July 7, 2020 and as amended March 3, 2021, May 3, 2023 and June 3, 2024;
●	On November 1, 2020, the Company entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership, for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property situated in Elko County, Nevada. In November 2023 and November 2024, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement; and
●	On May 16, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Project situated in Malheur County, Oregon.

In total, the Company’s mineral projects cover 45.3 mi2 (117.3 km2) in the aggregate, consisting of a mix of 1,388 unpatented mining claims either leased with option to purchase, joint ventured, or owned outright by the Company and private property leases.

QP

The disclosure in this Annual Report of scientific and technical information regarding exploration results for the Kelly Creek Project has been reviewed and approved by Barbara Carroll, who is a QP under S-K 1300. Ms. Carroll is an independent consulting geologist.

The disclosure in this Annual Report of scientific and technical information regarding exploration results for the mineral properties of the Company, except for the Kelly Creek Project, has been reviewed and approved by Robert Hatch, VP Exploration of the Company, who is a QP under S-K 1300.

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

The Company holds its interests in the Kelly Creek Project through its Nevada subsidiary Austin NV under the JV Agreement with Pediment dated July 7, 2020 and as amended March 3, 2021, May 3, 2023 and June 3, 2024. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2027. The cumulative total includes E&E expenditures incurred on the project to date in the amount of $923,757.

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

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. On June 6, 2024, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the mining lease agreement (the “Hot Pot Agreement”). Under the sixth amendment, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023	$30,000	Paid
September 16, 2024	$20,000	Paid
September 16, 2025	$20,000
September 16, 2026	$25,000
September 16, 2027 and every year thereafter	$30,000

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

On June 1, 2023, the Company gave notice to Pediment that it would drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original claim holdings and included the claims under the Genesis agreement.

Geology

The Kelly Creek Project is located to the north of the Battle Mountain Mining district on the northern margin of the Battle Mountain-Eureka trend, a long-lived structural feature that localized intrusions and ore deposits of different types and ages, within the Basin and Range physiographic province, in northcentral Nevada.

The Kelly Creek Basin (informal name) is situated along the Battle Mountain-Eureka Gold Trend and is bounded by historical producing gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by syn- to post-mineral volcanic units and post-mineral alluvium.

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

From 2003 through 2006, Pediment compiled information on 43 public domain groundwater samples and sampled 60 existing groundwater access points via springs, streams, ponds, industrial wells, monitor wells, domestic wells, and stock wells for gold and 80 associated trace elements using ultra low-level mass spectroscopy.

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

In 2008, gravity geophysics was used by Pediment to determine the relative depth to underlying bedrock at the Kelly Creek Project area by measuring the density contrast between 522 sample stations on a 200-meter grid.

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

In 2007, Optim completed two 2.5 mile (4 kilometer) east-west seismic geophysics lines for Pediment (URZ (formerly NGE)) seismic lines) across the property to test for deep-seated, steeply dipping faults. In 2011, Optim acquired five lines of seismic data totaling approximately 25-line miles at the Hot Pot Geothermal Prospect, as part of Hot Pot Geothermal LLC’s DOE Recovery Act project for processing. The program was successful in that the results show shallow bedrock, steeply dipping fault zones, clear geologic offsets along faults, and several horst and graben features. The seismic lines confirmed that the groundwater chemistry target is underlain by a structural fabric that could act as conduits for mineralization.

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

Exploration Drilling Program Completed by the Company

The Company completed a four-hole drilling program on the Kelly Creek Project in August 2022. Totaling 3,485 feet (1,062 meters) of rotary-RC drilling, the holes were designed to drill beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned are 0.087 g/t and 0.056 g/t in five-foot (1.5 meter) intervals.

For the year ended December 31, 2024, the Company incurred $82,825 (2023 – $75,285) of E&E expenditures on the Kelly Creek project.

The Company is monitoring nearby competitor activity in this current high gold price environment and continues to determine the best options for further exploration of the Kelly Creek Project.

Sampling, Analysis and Data Verification

Barbara Carroll as the QP for this project, reviewed the historical Kelly Creek Project data, performed audits on the surface geochemistry, verified the historical drillhole database, attained an understanding of the extent of historical QA/QC procedures implemented, and visited the project site. The sampling methods, security, and analytical procedures used by the various operators of the Kelly Creek Project were adequate for an exploration stage project. Comparison of check assays on drill hole pulps against historic results show a strong correlation (94%) between the samples analyzed by American Assay Laboratories in 2016/2017 to the check analysis on the samples performed in 2020. While there were inconsistencies in the data provided to Barbara Carroll by URZ (formerly NGE), the QP is unaware of any significant risks or uncertainties that could be expected to affect the reliability of the exploration information presented in this Annual Report.

For the 2022 drilling program, 668 five-foot (1.5 meter) samples were collected, 16 of which were rig duplicates for QA/QC. Additionally, four analytical standards were submitted for a total of 672 samples. All samples were submitted to American Assay Laboratories in Sparks, Nevada, which is ISO 17025 Accredited. American Assay Laboratories inserted its own blanks and standards into the sample stream, per standard practice.

Lone Mountain Project, Nevada, USA

On November 1, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Mineral Lease and Option Agreement”) with NAMMCO, a Wyoming General Partnership for exploration and mining rights and access to 454 unpatented lode mining claims on the Lone Mountain Property situated in Elko County, Nevada. In November 2023, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement that brought the total area of the property up to approximately 21.0 mi2 (54.4 km2). In November 2024, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement. The total area of the property as of December 31, 2024 is now approximately 26.5 mi2 (68.7 km2).

Property Location and Access

Figure 3:

The Company’s Lone Mountain Project is located approximately 25 miles (40 kilometers) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located 20 miles (32 kilometers) northeast of the Carlin trend, and 10 miles (16 kilometers) south of the southern-most Jerritt Canyon deposits. The claim package covers parts of Townships 37-38N, Ranges 53-54E. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of paved highway and 6 miles (10 kilometers) of dirt road.

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property.

To follow up and expand on the historical data, the Company has completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Analytical results have been received and are being interpreted by consulting geologists. The results of these sampling programs, combined with historical results and gravity surveys conducted in 2023, will be used for gold deposit targeting.

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

Property Claims and Lease

The Lone Mountain Project consists of a total of 951 unpatented lode mining claims.

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

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid
November 1, 2025 and every year thereafter(1)	$30,000

(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Effective April 29, 2021 and August 3, 2022, the parties signed amendments to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfil the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	Completed
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

In November 2023 and 2024, the Company located a total of 497 additional lode mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease and option agreement.

Geology

Lone Mountain is comprised of a broadly folded sequence of Paleozoic lithologies that are cored by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountain thrust fault.

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

The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan are also widespread. When viewed on a district scale the skarn-type alteration occurs close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

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

A summary of exploration activity conducted up to 2008 is shown in Table 1.

Table 1 - Exploration Activity up to 2008

Exploration Activity	Pre-Teck	Teck (2006-2008)
Soil Samples	3,787	2,654
Rock Samples	1,770	551
Geophysics-Magnetics	Airborne Aero Mag (image only)	364 Line Miles (586 kilometers)
Geophysics-Gravity	Kennecott-North Jasperoid Target	-----
Geophysics-IP	Gradient Array/HEM (Geoterex-Image Only)	5.9 miles (9.5 kilometers)
Drilling	179 holes (84,690 feet / 2,581meters)	4 holes (5,690 feet / 1,734 meters)

Global Geoscience Ltd. leased the property in 2012 and farmed it out to Osisko Mining Inc. (“Osisko”) who conducted geological mapping, surface geochemical sampling, ground magnetic surveys, gravity surveys, drilling and claim staking during 2012. The geochemical sampling programs included 2,196 soil samples, 209 stream sediment samples and 117 rock samples. Osisko completed 13 holes for a total of approximately 14,975 feet (4,565 meters) of RC drilling. At the South Jasperoid prospect, four holes targeted Carlin-style mineralization around structures and alteration defined by a detailed gravity survey. Three holes were completed at the Lone Mountain skarn and six holes were drilled in total at the Rip Van Winkle and Monarch prospects where breccia-hosted mineralization lies adjacent to and within bodies of quartz feldspar porphyry.

No further work was conducted on the property and it was released back to NAMMCO.

Exploration Program

Compilation and evaluation of previous exploration data by the Company indicates multiple areas with anomalous to significant gold and indicator elements in rock, soil, and drill hole samples. After negotiating an access agreement with private property owners, the Company began its exploration activities in 2023 with reconnaissance sampling and mapping followed by hiring a gravity geophysics contractor to augment existing gravity survey data. Interpretation by the Company’s geophysics consultant helped to refine areas for additional work in 2024, which included soil and rock sampling, geological mapping and additional geophysics techniques.

To follow up and expand on the historical data, the Company has completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Analytical results have been received and are being interpreted by consulting geologists. The results of these sampling programs, combined with historical results and gravity surveys conducted in 2023, will be used for gold deposit targeting.

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

Access to Stockade Mountain from Burns is via 29 miles (47 kilometers) of paved State Highway 78, 43 miles (69 kilometers) of good-graded county gravel roads, and about 15.5 miles (25 kilometers) of unimproved dirt roads, with a travel time of about 2.5 hours. Within the property, there are several 4-wheel drive vehicle accessible roads that enable access for exploration activities.

Figure 4:

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

Property Claims and Option

The Stockade Mountain Project originally consisted of a total of 261 unpatented lode mining claims that covered an area of over 6,790 acres (2,748 hectares) on land administered by the BLM. In November 2024, the Company located an additional 77 unpatented lode mining claims which brings the total area of the property to approximately 10.5 mi2 (27.22 km2)

Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024	$25,000	Paid
May 16, 2025	$25,000
November 16, 2025 and every six months thereafter	$25,000

The Company is required to incur minimum E&E expenditures on the property of $30,000 by May 16, 2023 (completed). On February 28, 2024, the Company executed an amendment to the mineral lease and option agreement with BMR eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

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

Significant intervals are tabulated in the following table:

Hole ID	From	To	Interval	From	To	Interval	Gold
	(ft)	(ft)	(ft)	(m)	(m)	(m)	g/t
SM-23-01
	155	293	137.9	47.2	89.3	42.1	0.636
Incl.	161.4	166.4	5	49.2	50.7	1.5	1.713
Incl.	279	283	4	85.0	86.3	1.2	8.19

	308.8	337.2	28.4	94.1	102.8	8.7	0.326
Incl.	308.8	312.1	3.3	94.1	95.1	1.0	2.809

	382.5	386.2	3.7	116.6	117.7	1.1	2.472

SM-23-02
	47	63	16	14.3	19.2	4.9	0.368
Incl.	60.3	63	2.7	18.4	19.2	0.8	0.762

	254	273.7	19.7	79.3	83.4	4.1	0.417
Incl.	254	260.3	6.3	77.4	79.3	1.9	0.752

	296.8	304.5	7.7	90.5	92.8	2.3	0.513

	698.5	706.6	8.1	212.9	215.4	2.5	0.752
Incl.	698.5	701.4	2.9	212.9	213.8	0.9	1.276

	769	771.5	2.5	234.4	235.2	0.8	1.718

SM-24-04(1)
	242	245	3.0	73.8	74.7	0.91	0.515
	607	609.7	2.7	185	185.8	0.82	9.32
	609.7	612	2.3	185.8	186.5	0.70	1.04
	654	656	2.0	199.3	200.0	0.61	0.363
	674.8	678	3.2	205.7	206.7	0.98	0.378
	712.4	713.9	1.5	217.1	217.6	0.46	1.22

(1)	A hole numbered “SM-23-03” was collared in from the same site but drilled to less than 100 feet (30.5 meters) and abandoned. Due to its very close proximity to SM-23-02, SM-23-03 was not sampled.

Drill hole SM-23-01 was designed to confirm the assays and understand the geology in historical rotary RC drill hole STKD-9. That hole intersected 260 feet (79.2 meters) of stockwork veining averaging 0.937 g/t gold from 150 to 410 feet (45.7 - 125 meters). In that same zone, the Company’s hole SM-23-01 penetrated 137.9 feet (42.1 meters) with a weighted average of 0.636 g/t gold, essentially confirming the historical drill hole results. The highest-grade interval is 4 feet (1.2 meters) averaging 8.19 g/t. The higher grade and longer overall interval in STKD-9 can be attributed to upgrading of the assays by washing away the clays in the samples by the rotary RC drilling method and therefore biasing the samples with the veining and silicified breccias that would carry the gold values.

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

Extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays while drilling the third hole. The Company shut down the drill program due to permitting restrictions and excessive disturbance caused by the drilling activity.

Due to the long access roads and the 5-acre disturbance limitation under the BLM Notice level exploration permit, the Company is undertaking a Plan of Operations using an environmental consultant to allow for greater flexibility for drill site locations and access.

The Company is planning an RC drill program in 2025 to follow-up on gold mineralization encountered during the 2023-2024 winter drilling program. The Company’s drilling program will be designed to test beneath known high-level gold/silver-bearing stockwork mineralization for high-grade vein deposits formed deeper in the hydrothermal system. All permits are in place to conduct the program, which will be subject to suitable drill availability and weather.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Our discussion contains forward-looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

Results of Operations

The following table contains selected annual financial information derived from our audited Consolidated Financial Statements, which are reported under IFRS Accounting Standards.

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Revenue	$—	$—	$—
Net loss	(3,078,731)	(4,000,671)	(1,068,391)
Net comprehensive loss	(3,078,731)	(4,000,671)	(1,787,312)
Loss per share - basic and diluted	(0.23)	(0.30)	(0.09)
Cash and cash equivalents	381,899	907,551	630,623
E&E assets	4,077,474	2,280,490	2,369,034
Total assets	9,512,870	12,005,240	14,877,675
Total liabilities	228,698	676,605	97,825
Cash dividends	$—	$—	$—

Year ended December 31, 2024 compared to the year ended December 31, 2023

Administrative expenses

For the year ended December 31, 2024, total administrative expenses were $3,412,440, an increase of $1,175,368 compared to the comparable period in 2023. The increase was due to higher investor relations and marketing, share-based compensation and management salaries and consulting fees. This was partially offset by lower listing and filing fees, insurance costs and professional fees.

Investor relations and marketing

For the year ended December 31, 2024, investor relations and marketing was $1,119,666, an increase of $886,311 compared to the comparable period in 2023. The increase was due to increased promotion, social media campaigns and marketing of the Company. In particular, the Company incurred $750,000 related to a direct mail and digital marketing campaign completed by i2i.

Share-based compensation

For the year ended December 31, 2024, share-based compensation expense was $911,261, an increase of $429,867 compared to the comparable period in 2023. The movement in share-based compensation expense is the result of the timing and number of share options and warrants granted during the periods and the vesting conditions and fair value attributed to those share options and warrants.

Management salaries and consulting fees

For the year ended December 31, 2024, management salaries and consulting fees were $631,476, an increase of $40,780 compared to the comparable period in 2023. The increase was primarily due to higher management salaries and consulting fees for its senior executives and increased headcount within the corporate function of the Company.

Listing and filing fees

For the year ended December 31, 2024, listing and filing fees were $68,359, a decrease of $88,399 compared to the comparable period in 2023. The decrease in fees was primarily due to the costs incurred with the NYSE American for the Company’s equity incentive plan and F-3 shelf prospectus filings in 2023.

Insurance

For the year ended December 31, 2024, insurance costs were $291,965, a decrease of $68,085 compared to the comparable period in 2023. The decrease in insurance costs was due to a lower premium for directors and officers insurance upon renewal of the Company’s policy.

Write-off of E&E assets

For the year ended December 31, 2024, the Company recognized a write-off of E&E assets in the amount of $4,290, a decrease of $2,248,496 compared to the comparable period in 2023. For the year ended December 31, 2024, this was related to reclamation expenditures incurred on the Fourmile Basin and Miller projects. The mineral lease and option agreements on both projects were terminated in 2023. For the year ended December 31, 2023, this was related to the termination of the Fourmile Basin and Miller project mineral lease and option agreements, in the amount of $1,899,330 and the notice to Pediment that the Company will drop certain leases and claim holdings within the Kelly Creek Project, in the amount of $353,456.

Interest and finance income

For the year ended December 31, 2024, interest and finance income was $338,912, a decrease of $154,831 compared to the comparable period in 2023. The decrease was primarily due to lower principal amounts invested and lower interest rates on reinvestment of short-term investments. Interest and finance income is primarily earned from the investment in short-term investments at fixed interest rates using the proceeds generated by the Company’s IPO in May 2022.

Net loss and comprehensive loss

For the year ended December 31, 2024, net loss and comprehensive loss was $3,078,731, a decrease of $921,940 compared to the comparable period in 2023. The decrease was primarily driven by a lower write-off on E&E assets partially offset by higher corporate administrative expenses and lower interest and finance income.

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

Unrealized fair value loss on marketable securities

For the year ended December 31, 2023, unrealized fair value loss on marketable securities was $9,051, a decrease of $165,583 compared to the comparable period in 2022. The decrease was due to a smaller change in the share price of URZ (formerly NGE) in which the Company holds 89,240 common shares (post 25:1 share consolidation completed on February 15, 2023).

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

B. Liquidity and Capital Resources

Cash flows

Year ended December 31, 2024 compared to the year ended December 31, 2023

For the year ended December 31, 2024, cash flows used in operating activities were $2,454,547, an increase of $768,504 compared to the comparable period in 2023. The increase was primarily due to higher corporate administrative costs and changes in non-cash working capital items.

For the year ended December 31, 2024, cash flows generated by investing activities were $1,935,563, a decrease of $25,445 compared to the comparable period in 2023. The decrease was due to a decrease in the redemption of short-term investments of $5,250,000, an increase in expenditures on E&E assets of $532,926 and a decrease in interest received of $131,519. This was partially offset by a decrease in short-term investments purchased of $5,900,000.

For the year ended December 31, 2024, the Company did not have any cash flows generated by or used in financing activities.

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

Liquidity, capital resources and going concern

The Company has not generated revenue or cash flows from its operations to date. As at December 31, 2024, the Company has an accumulated deficit of $10,099,253 since inception and has a working capital (current assets less current liabilities) surplus of $5,184,549 (December 31, 2023 – $9,039,896). The operations of the Company have primarily been funded by the issuance of Common Shares.

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

As at December 31, 2024, the BMR Agreement is not in effect for any of the Company’s mineral projects.

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

Material Accounting Policy Information

A summary of material accounting policy information of the Company is presented in Note 3 of the Consolidated Financial Statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles under IFRS Accounting Standards and have been consistently applied in the preparation of the financial statements.

Statement of compliance and basis of presentation

The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

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

Impairment of non-financial assets

The carrying amounts of assets included in E&E assets and property and equipment are assessed for impairment at the end of each reporting period or whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the assets or CGU’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

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

Significant accounting policy judgments include:

●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain; and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2024.

Significant sources of material estimation uncertainty include:

●	The determination of the fair value of share options issued by the Company.

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

E. Critical Accounting Estimates

Refer to the “Significant Accounting Estimates and Judgements” section of this Annual Report.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Company’s senior management as of March 27, 2025.

Number of Shares
Beneficially
Owned,
		Company	Controlled
Name, Office Held and	Principal Occupations	Position(s)	or Directed as of
Municipality of Residence	During Past Five Years	Held Since	March 25, 2025
Joseph Ovsenek (1)	President, Chief Executive Officer (“CEO”) and Chairman of P2 Gold Inc. (TSXV: PGLD) since May 2020;	April 21, 2020	1,000,000
Age: 66	President and CEO of Pretium Resources Inc. from 2017 to 2020.
Chairman and Non-Independent Director
Vancouver, BC, Canada
Dennis Higgs	President, Secretary and sole owner of Ubex Capital Inc.;	April 21, 2020	2,794,001
Age: 67	Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR).
President and Non-Independent Director
Vancouver, BC, Canada
Robert Hatch	President and sole owner of Volcanic Gold & Silver LLC.	October 2, 2023	100,000
Age: 70
VP Exploration
Reno, Nevada, USA
Darcy Higgs	VP Business Development of the Company since August 2023, various other roles since April 2020;	April 21, 2020	1,756,667
Age: 65	Director of URZ (formerly NGE) (TSXV: URZ) since January 2022;
VP Business Development	Interim CEO of URZ (formerly NGE) (TSXV: URZ) from 2023 to 2024;
Vancouver, BC, Canada	Consultant and investor.
Grant Bond	CFO of Innovation Mining Inc. since March 2023;	October 1, 2022	—
Age: 39	CFO of P2 Gold Inc. (TSXV: PGLD) since June 2021;
CFO	Corporate Controller of Pretium Resources Inc. from 2017 to 2021.
Burnaby, BC, Canada
Barbara Filas	Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR):	August 18, 2020	—
Age: 69	Self-employed mining and environmental consultant
Independent Director
Grand Junction, Colorado, USA
Guillermo Lozano-Chávez	Self-employed geological consultant	October 19, 2020	—
Age: 68
Independent Director
Dallas, Texas, USA
Sandra MacKay	Global Vice President, Legal for Copperleaf Technologies Inc. from 2022 to January 2025;	September 19, 2024	—
Age: 65	Director of URZ (formerly NGE) (TSXV: URZ) since February 2024.
Independent Director	Director of the Company from August 2020 to February 2022.
Vancouver, BC, Canada
Kenneth McNaughton (1)	Chief Exploration Officer and Director of P2 Gold Inc. (TSXV: PGLD) since January 2021;	April 21, 2020	1,000,000
Age: 66	VP Exploration of the Company from 2020 to 2023;
Non-Independent Director	Chief Exploration Officer of Pretium Resources Inc. from 2021 to 2020.
Vancouver, BC, Canada
Tom Yip	Director of P2 Gold Inc. (TSXV: PGLD), Maritime Resources Corp. (TSXV: MAE), and CopperEx Resources Corp. (TSXV: CUEX);	September 3, 2020	—
Age: 67	CFO of P2 Gold Inc. from 2020 to 2021;
Independent Director	Executive Vice President and CFO of Pretium Resources Inc. from 2015 to 2020.
Highlands Ranch,
Colorado, USA

(1)	Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors of the Company at our next AGM scheduled for May 7, 2025.

A brief profile of each of the Directors and senior management is given below:

Joseph Ovsenek, P.Eng., LLB - Chairman & Non-Independent Director

Prior to joining the Company, Mr. Ovsenek was President and CEO of Pretium Resources Inc. where he led the advance of the high-grade gold Brucejack Mine which has been operating profitably since commercial start-up in 2017. Mr. Ovsenek began his nine-year tenure at Pretium Resources Inc. in 2011 as Chief Development Officer and led the financing of the company from exploration stage to operations and was subsequently appointed President in 2015 and President and CEO in 2017. Prior to Pretium Resources Inc. he served for 15 years in senior management roles for Silver Standard Resources Inc. (now SSR Mining Inc.), where he was responsible for financings, the acquisition and sale of several assets, and was instrumental in developing corporate strategy. Mr. Ovsenek holds a Bachelor of Applied Science degree from the University of British Columbia and a Bachelor of Laws degree from the University of Toronto. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Dennis Higgs, B.Com - President & Non-Independent Director

During his career of over forty years, Mr. Higgs has been involved in the founding, financing, initial public listing, and building of several companies, four of which have been the subject of successful takeover bids. He was the founding Director and Executive Chairman of Uranerz Energy Corporation (“Uranerz”) for ten years, listing that company’s shares on the NYSE American with options called to trade on the Chicago Board Options Exchange. During his tenure at Uranerz, he was instrumental in the acquisition, financing, development, and production start-up of Uranerz’s Nichols Ranch in-situ recovery uranium production facility, located in the Powder River Basin of Wyoming. Uranerz was acquired by Energy Fuels Inc. in 2015 in a $320 million business combination. Mr. Higgs currently serves on the Board of TSX and NYSE American-listed Energy Fuels Inc., which is now the leading U.S. producer of uranium and vanadium. Mr. Higgs holds a Bachelor of Commerce degree from the University of British Columbia.

Robert Hatch, SME RM – VP Exploration

Mr. Hatch is a seasoned Exploration Geologist with over forty-five years of experience in exploration, management, permitting, and marketing. His primary focus has been on gold and silver projects throughout the USA, Australia, and New Zealand.

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

Darcy Higgs, B.Com – VP Business Development

Darcy Higgs has over forty years of experience in capital markets. He was registered in Canada and the USA and acted as a consultant to one of the largest private equity firms in China, including guiding its $75 million investment in Pretium Resources Inc. Mr. Higgs has been a director of URZ (formerly NGE) since January 2022 and was interim CEO from December 2023 to May 2024. Mr. Higgs has a Bachelor of Commerce (Finance) from the University of British Columbia.

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

Barbara Filas, P.E., Q.P. – Independent Director

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

Guillermo Lozano-Chávez, M.Sc., MBA – Independent Director

Mr. Lozano is a Professional Geologist with over 40 years of experience in mineral exploration in Latin America and he manages his own geological consulting firm. Previously, he was Vice President of Exploration for First Majestic Silver Corp., where he was responsible for all exploration programs in and around five operating mines. Before joining First Majestic Silver, he was Director of Exploration for Silver Standard Resources Inc. (now SSR Mining Inc.), where he managed their Mexico exploration and overviewed their Peruvian and Argentinian exploration activities from 2002 through 2012. Prior to coming to Silver Standard and since 1990, he worked as a consultant for several international major and junior companies in Central and South America, while consulting and managing his own personal consulting firm in Mexico. Before that, he worked for the Penoles Group since 1979 as an exploration geologist and mine manager.

Mr. Lozano holds a Bachelor of Science in Geological Engineering from the National Polytechnical Institute of Mexico City, a Master of Science degree in Geology from the University of Missouri at Columbia, and a Master of Business Administration in Finance, from the University of Texas at El Paso.

Sandra MacKay – Independent Director

Ms. MacKay brings over 30 years of corporate commercial legal experience to the Company. She has acted as a board member and been an advisor on governance and legal matters to the boards of several public companies. Ms. MacKay was Global Vice President, Legal for Copperleaf Technologies Inc. (“Copperleaf”), a global supplier of AI-empowered asset investment planning software; Copperleaf was recently acquired in an acquisition valued at $1 billion.

Previously, Sandra was Senior Vice President, Legal of Uranerz Energy Corporation, a leading integrated producer of uranium in the USA, and Vice President, Legal of Chemetics Inc., an international engineering technology company. She held senior legal counsel positions with QLT Inc., a dual-listed biotechnology company, and Chevron Canada Limited. Sandra has a wealth of legal experience including securities law, employment law, and intellectual property law matters. She holds a Juris Doctor from the University of British Columbia and is a member of the Law Society of British Columbia.

Kenneth McNaughton, M.A. Sc., P.Eng. – Non-Independent Director

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

Tom Yip, CPA, CA –Independent Director

Mr. Yip has over 30 years of financial management experience in the mining industry for exploration and development companies and producers. He was Executive Vice President and CFO for Pretium Resources Inc, after being a member of its Board of Directors (2011 – 2020) and CFO for Silver Standard Resources Inc. (now SSR Mining Inc.), serving as a key member of the leadership team when each company transitioned from exploration and development to production. He began his mining career at Echo Bay Mines Ltd. where he served as its CFO before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Joseph Ovsenek (1)	P2 Gold Inc. (TSXV: PGLD)
Tudor Gold Corp. (TSXV: TUD)
CopperEx Resources Corp. (TSXV: CUEX)
Dennis Higgs	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Barbara Filas	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Guillermo Lozano-Chavez	Silver Dollar Resources Inc. (CSE: SLV)
Sandra MacKay	URZ3 Energy Corp. (formerly Nevada Exploration Inc.) (TSXV: URZ)
Kenneth McNaughton (1)	P2 Gold Inc. (TSXV: PGLD)
Camino Minerals Corp. (TSXV: COR)
Envirometal Technologies Inc. (CSE: ETI)
Goldstorm Metals Corp. (TSXV: GSTM)
Tom Yip	P2 Gold Inc. (TSXV: PGLD)
Maritime Resources Corp. (TSXV: MAE)
CopperEx Resources Corp. (TSXV: CUEX)

(1)	Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors of the Company at our next AGM scheduled for May 7, 2025.

Interlocking Boards and CEO/President Board restriction

The following directors of the Company currently serve on interlocking boards:

●	Dennis Higgs and Barbara Filas serve together on the board of Energy Fuels Inc.
●	Joseph Ovsenek, Kenneth McNaughton and Tom Yip serve together on the board of P2 Gold Inc.
●	Joseph Ovsenek and Tom Yip serve together on the board of CopperEx Resources Corp.
●	Darcy Higgs and Sanda MacKay serve together on the board of URZ (formerly NGE).

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

Dennis Higgs and Darcy Higgs are brothers.

B. Compensation

Executive Compensation

The following table contains compensation data for our named executive officers for the current fiscal year. In this section “Named Executive Officer” or “NEO” means the Principal Executive Officer (“President”) and each of the two most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers for the fiscal year ended December 31, 2024 and whose total salary and bonus exceeds $100,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

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

Summary Compensation Table

					Option			All Other
		Salary	Bonus		Awards			Compensation		Total
Name and Principal Position	Year	($)	($)		($)			($)		($)
(a)	(b)	(c)		(d)		(f)			(i)	(j)
Dennis Higgs	2024	$267,366	$	nil	$	nil		$	nil	$267,366
President	2023	$255,607	$	nil		$455,367	(1,2)	$	nil	$710,974
	2022	$107,585		$192,116		$34,406	(3)	$	nil	$334,107
Robert Hatch(4)	2024	$180,000	$	nil	$	nil		$	nil	$180,000
VP Exploration	2023	$45,000	$	nil		$182,147	(1,2)	$	nil	$227,147
	2022	$ nil	$	nil	$	nil		$	nil	$ nil
Darcy Higgs	2024	$179,636	$	nil	$	nil		$	nil	$179,636
VP Business Development	2023	$173,939	$	nil		$204,783	(1,2)	$	nil	$378,722
	2022	$80,689		$115,269		$34,406	(3)	$	nil	$230,364
Grant Bond(5)	2024	$67,072	$	nil	$	nil		$	nil	$67,072
CFO	2023	$69,806	$	nil		$182,147	(1,2)	$	nil	$251,953
	2022	$21,149	$	nil		$90,830	(3)	$	nil	$111,979

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

(4)	Robert Hatch was appointed VP Exploration on October 2, 2023.
(5)	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO.

Narrative Disclosure to Summary Compensation Table

Employment Agreements and Arrangements

As of the date of this Annual Report, the Company has the following employment agreements and arrangements:

●	The Company has an employment agreement with Dennis Higgs for his services in the role of President with an annual salary of C$360,000.
●	The Company has an employment agreement with Darcy Higgs for his services in the role of VP Business Development with an annual salary of C$240,000.
●	The Company has a consulting arrangement with Volcanic Gold & Silver LLC, a private company wholly owned by Robert Hatch, for his services in the role of VP Exploration for a fee of $15,000 per month.
●	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$7,760 per month.

Oversight and description of Named Executive Officer compensation

Compensation objectives are established by the Compensation Committee and include the following:

●	attracting and retaining highly-qualified individuals;
●	creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the shareholders; and
●	ensuring competitive compensation that is also affordable for the Company.

The compensation program is designed to provide competitive levels of compensation. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, the Company’s directors and Named Executive Officers may receive compensation that is comprised of three components:

●	salary, wages or contractor payments;
●	stock options, restricted share units, and deferred share unit grants and awards; and
●	bonuses.

The objectives and reasons for this system of compensation are to allow the Company to remain competitive compared to its peers in attracting experienced personnel.

In late 2023, the Company engaged Lane Caputo Compensation Inc. (“Lane Caputo”) for a review of the Company’s compensation arrangements for its Named Executive Officers and non-executive directors, and to highlight any changes required to align pay elements and/or strategy with both current market practices and the Company’s business strategy. Lane Caputo is an executive compensation consulting firm specializing in executive and board of director compensation reviews, strategic short- and long-term incentive design and executive retention issues, and compensation and executive contract issues surrounding merger and acquisition transactions. For the year ended December 31, 2024, the Company incurred fees of C$32,000 (2023 – nil) for Lane Caputo’s services.

Option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the shareholders, although the level of reward provided by a particular Option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Board of Directors (“Board”) of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. At the time of this Annual Report, the Company does not have a formal bonus plan. As at the date of this Annual Report, the Company has adopted an Incentive Compensation Clawback Policy to allow the Company to claw-back bonuses or any other payments for inappropriate behavior, including financial statement misstatements.

As a junior mineral exploration company, the Company remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Outstanding Equity Awards at Fiscal Year-end

A summary of the number and the value of the outstanding equity awards as of December 31, 2024, held by the Named Executive Officers is set out in the table below.

		Number of	Number of
		securities	securities
		underlying	underlying
		unexercised	unexercised	Option
		options	options	exercise	Option
		(#)	(#)	price	expiration
Name	Grant Date	exercisable	unexercisable	($)	date
Dennis Higgs	12/2/2020	33,333	—	2.08	12/2/2030
President	10/27/2022	41,667	—	0.92	10/27/2027
	10/02/2023	125,000	125,000	0.77	10/02/2028
	11/09/2023	250,000	250,000	0.77	11/09/2028
Robert Hatch	12/2/2020	33,333	—	2.08	12/2/2030
VP Exploration	10/27/2022	76,667	—	0.92	10/27/2027
	10/02/2023	50,000	50,000	0.77	10/02/2028
	11/09/2023	100,000	100,000	0.77	11/09/2028
Darcy Higgs	12/2/2020	33,333	—	2.08	12/2/2030
VP Business Development	10/27/2022	41,667	—	0.92	10/27/2027
	10/02/2023	62,500	62,500	0.77	10/02/2028
	11/09/2023	105,000	105,000	0.77	11/09/2028
Grant Bond	10/27/2022	110,000	—	0.92	10/27/2027
CFO	10/02/2023	50,000	50,000	0.77	10/02/2028
	11/09/2023	100,000	100,000	0.77	11/09/2028

Director Compensation

Our directors received $72,600 compensation in the fiscal year ended December 31, 2024. The following table sets forth the compensation granted to our directors who are not also executive officers for the fiscal year ended December 31, 2024. Compensation to directors that are also executive officers is detailed above and is not included on this table.

	Fees
	earned
	or paid	Option		All other
	in cash	award(1)		compensation		Total
Name	($)	($)		($)		($)
(a)	(b)		(d)		(g)		(h)
Joseph Ovsenek(2)	$ nil	$	nil	$	nil	$	nil
Barbara Filas	$18,000	$	nil	$	nil		$18,000
Benjamin Leboe(3)	$13,500	$	nil	$	nil		$13,500
Guillermo Lozano-Chávez	$18,000	$	nil	$	nil		$18,000
Sandra MacKay(4)	$5,100		$170,709	$	nil		$175,809
Kenneth McNaughton(2)	$ nil	$	nil	$	nil	$	nil
Tom Yip	$18,000	$	nil	$	nil		$18,000

(1)	Amounts reflect Options granted to directors. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values are calculated using a Black-Scholes option pricing model using a share price of $1.000, a volatility indicator of 125.67%, risk free interest rate of 3.49%, expected life of five years and expected dividend yield of $nil.
(2)	Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors of the Company at our next AGM scheduled for May 7, 2025.

(3)	Mr. Leboe passed away on September 20, 2024.
(4)	Ms. MacKay was appointed to the Board of Directors on September 19, 2024.

Narrative Disclosure to Director Compensation Table

The Company does not have a formal director compensation policy. The award of options is discretionary and not pursuant to a set board compensation policy.

C. Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each AGM of the shareholders. The officers hold their positions subject to being removed by resolution of the Board. The term of office of each director expires as of the date that an AGM of the shareholders is held, subject to the re-election of a director at such AGM. The following persons comprise the following committees:

Audit	Governance and Nominating	Compensation

Tom Yip (Chair)	Guillermo Lozano-Chávez (Chair)	Sandra MacKay (Chair)
Barbara Filas	Sandra MacKay	Barbara Filas
Sandra MacKay	Tom Yip	Tom Yip

Corporate Disclosure	Environment, Health & Safety (“EH&S”)

Dennis Higgs	Barbara Filas (Chair)
Darcy Higgs	Guillermo Lozano-Chávez
Grant Bond	Kenneth McNaughton(1)
Robert Hatch

(1)	Kenneth McNaughton has decided to not stand for re-election as director of the Company at our next AGM scheduled for May 7, 2025.

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

As a result, the Board has affirmatively determined that each of Barbara Filas, Guillermo Lozano-Chávez, Sandra MacKay and Tom Yip are independent in accordance with the NYSE American listing rules. The Board has also affirmatively determined that all members of our Audit Committee, Governance and Nominating Committee and Compensation Committee are independent directors.

Governance and Nominating Committee

The Board has established a Governance and Nominating Committee that is comprised entirely of independent directors; this committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. The current members of the Governance and Nominating Committee are: Guillermo Lozano-Chávez (Chair), Sandra MacKay and Tom Yip. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

The responsibilities and powers of the Governance and Nominating Committee are set out in its written charter, and include, among other things:

Board and Directors

●	Oversee the annual review of the Board, and its committees’ and individual directors’ performances to ensure the effective functioning of the Board.
●	Annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management.
●	Develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration, among other matters, the following:
o	the independence of each Director;
o	the competencies and skills the Board, as a whole, should possess;
o	the current strengths, skills and experience represented by each Director, as they affect Board dynamics;
o	retirement dates;
o	the appropriate size of the Board, with a view to facilitating effective decision-making; and
o	the diversity of the Board.
●	Develop recommendations regarding the essential and desired experience and skills for potential directors, taking into consideration the Board’s short-term needs and long-term succession plans.
●	Develop and implement a process to handle any nominees for director who are recommended by security holders.
●	In conjunction with the Board Chair and the CEO, identify, screen and recommend to the Board nominees for election to the Board, considering what competencies and skills each nominee will bring to the Board, their past business experience, their integrity, their industry knowledge, their ability to contribute to the success of the Company, their past experience as directors or management, their expected contribution to achieving an overall Board which can function as a high performance team with sound judgment and proven leadership, as well as whether or not they can devote sufficient time and resources to their duties as a Board member, their contribution to the diversity of the Board, and any other factors as may be considered appropriate.
●	In conjunction with the Board Chair and the CEO, assess the needs of the Board in terms of the frequency and location of Board and committee meetings, meeting agendas, discussion papers, reports and information, and the conduct of meetings and make recommendations to the Board as required.
●	In conjunction with the Board Chair and the CEO, recommend committee members and committee chair appointments to the Board for approval and review the need for, and the performance and suitability of, those committees and make recommendations as required.
●	Review, monitor and make recommendations to the Board regarding the orientation and education of Directors.

●	Under the authority of the Board, the Committee shall, with respect to Boards of directors of unrelated corporations which operate for profit and which compensate members of their Boards and/or significant commitments with respect to non‐profit organizations:
o	review a limit on the number of such Boards on which individual members of Executive Management may participate; and
o	receive notice of proposed membership by a member of Executive Management and, upon consultation with the CEO, have a right to object to such membership.
●	Review the Board’s needs for formal Board, committee and individual Director evaluation processes; and develop and implement appropriate processes.
●	Review and approve the request of an individual Director to engage independent counsel in appropriate circumstances, at the Company’s expense.
●	Annually review the Company’s directors’ and officers’ third-party liability insurance to ensure adequacy of coverage.

Corporate Governance

●	Review annually, for Board approval, the Company’s policies and procedures and the charters, mandates, and roles, as the case may be, for the Board, the Board Chair, the CEO, and the committees of the Board.
●	Annually compare the Company’s corporate governance practices against those recommended or required by any applicable regulator or stock exchange. Ensure the Company meets all requirements, and where the Company’s practices differ from recommended practices, recommend to the Board whether this situation continues to be in the best interests of the Company.
●	Recommend to the Board any reports on corporate governance that may be required or considered advisable.
●	At the request of the Board, undertake such other corporate governance initiatives as may be necessary or desirable to contribute to the success of the Company.

Audit Committee

The Company has an Audit Committee, which is currently comprised of Tom Yip (Chair), Barbara Filas and Sandra MacKay, each of whom is considered independent and financially literate in accordance with applicable securities laws. The Audit Committee has adopted a written charter that sets out its duties and responsibilities. Tom Yip is a financial expert, with experience preparing, analyzing and evaluating financial statements presenting a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by financial statements prepared by the Company.

●	Mr. Yip has over 30 years of financial management experience in the mining industry. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.
●	Ms. Filas is internationally recognized in the mining sector and previously served as President of a publicly traded mining company in the U.S. and Canada, as President of a privately held international consulting firm based in the U.S., and as President of the Society for Mining, Metallurgy and Exploration Inc., the world’s largest mining technical society.
●	Ms. MacKay has over 30 years of corporate commercial legal experience. Ms. MacKay has acted as a board member and been an advisor on governance and legal matters to the boards of several public companies. She holds a Juris Doctor from the University of British Columbia and is a member of the Law Society of British Columbia.

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

Compensation Committee

The Board has also established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are: Sandra MacKay (Chair), Barbara Filas and Tom Yip. Each of the Committee members has served for several years in either a senior management capacity, or as a director and compensation committee member of an issuer, at which they would have had direct responsibility for reviewing performance of direct reports, hiring, and setting performance goals and objectives and setting salaries.

The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

Compensation

●	Consider annually the compensation philosophy and guidelines for the Company. This shall include:
o	reviewing and recommending for approval by the Board the compensation philosophy and structure, including the Company’s short-term and long-term incentive plans and benefits, for the CEO of the Company and the other officers reporting to the CEO;
o	establishing the appropriate methodology to determine compensation and the compensation amounts being cash, non-cash and/or equity related for the Company’s Executive Management;
o	establishing peer groups of comparable companies and targeting competitive positioning for the Company’s compensation programs; and
o	considering the implications of the potential risks associated with the Company’s compensation policies and programs.
●	Lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.
●	In consultation with the CEO, review the CEO’s assessment of Non-CEO Executive Management and fix the compensation of each member of Executive Management for recommendation to the Board for approval.
●	In consultation with the CEO, review and make recommendations to the Board for its approval on:
o	all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management;
o	benefit plans applicable to Executive Management including levels and types of benefits; and
o	any stock option plan, restricted share plan, performance share plan or other similar equity-based plan and the granting/awarding of any amounts under such plans.
●	Review and recommend for approval any agreements providing for the payment of benefits following a change of control of the Company or severance of Executive Management following a termination of employment.

●	Annually review the Directors’ compensation program and make any recommendations to the Board for approval.

Human Resources

●	In consultation with the CEO, develop the Company’s human resources strategy that supports its business strategy;
●	Review the human resources organizational structure and report any significant organizational changes to the Board;
●	At least once annually, together with the CEO, review and approve or determine, succession plans for the executive officers other than the CEO, including specific plans and career planning for potential successors;
●	Review and recommend to the Board any proposed appointment of any person as an officer of the Company, and to the extent necessary, collaborate with the Governance and Nominating Committee of the Board in the confirmation of the corporate and executive officers of the Company annually;
●	Review and approve any agreements between the Company and senior management employees, other than the CEO, that address terms of employment, responsibilities, compensation, retirement, termination or other special conditions;
●	Review and recommend to the Board for approval any agreement between the Company and the CEO that addresses terms of employment, responsibilities, compensation, retirement, termination or other special conditions;
●	Monitor strategic labour and social issues, such as inclusion, diversity, employment opportunity and employment assistance programs; and
●	Review and monitor the Company’s practices for supporting diversity in the workplace, as well as making recommendations to the Board on matters relating to corporate diversity.

Disclosure Obligations

●	Review executive compensation disclosure before the Company publicly discloses such information;
●	Report annually to the Company’s shareholders, through the Company’s annual report on Form 20-F (or Form 10-K, as the case may be) or Schedule 14A proxy statement, as applicable, on the Company’s approach to compensation.

The Company has not completed an assessment of potential risks associated with the Company’s compensation policies and practices as of the date of this Annual Report. The Compensation Committee is responsible for annually reviewing the Company’s compensation arrangements, as set out above, and may determine to undertake such an assessment during a later period.

Environment, Health and Safety Committee

The Company has established an EH&S Committee, which is currently comprised of Barbara Filas (Chair), Guillermo Lozano-Chávez, and Kenneth McNaughton.

The EH&S Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

●	Review periodically the health, safety, environmental and social responsibility policies of the Company and recommend to the Board any improvements to such policies that the Committee considers necessary or valuable.
●	Monitor the health, safety, environmental and social responsibility policies and activities of the Company to ensure that the Company is in compliance with applicable laws.
●	Review quarterly reports by management on health, safety, environmental and social responsibility issues.
●	Review all updates, notices or significant events in respect of health, safety, environmental and social matters that the executive team provides to the Chair of the Committee.

●	Encourage, assist, support and counsel management in developing short and long term policies, procedures and standards to ensure that the principles set out in the health, safety, environmental and social responsibility policies are being adhered to and achieved.
●	Review periodically health, safety, environmental and social responsibility compliance issues and incidents to determine whether the Company is taking appropriate action in respect of those matters and whether the Company has been appropriately diligent in carrying out its responsibilities and activities in that regard.
●	Review results of health, safety, environmental and social responsibility programs and ensure that risks and impacts are identified and that sufficient resources are allocated to address the identified risks and impacts.
●	Make periodic visits, as individual members or as the Committee, to corporate locations in order to become familiar with the nature of the operations, and to review relevant objectives, procedures and performance with respect to health, safety, environmental and social responsibility performance.
●	Report regularly to the Board on matters pertinent to the Company and the Committee, including:
o	following meetings of the Committee;
o	with respect to those matters that are relevant to the Committee’s and the Company’s discharge of its health, safety, environmental and social responsibilities; and
o	with respect to those recommendations that the Committee may deem appropriate or required. The report to the Board may take the form of an oral or written report by the Chair of the Committee or any other member of the Committee designated by the Committee to make such report.
●	Perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter. In addition, the Committee shall review and reassess annually the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in the manner it deems appropriate.
●	The Committee shall have access to such officers, employees, independent consultants and advisors of the Company, and to such information with respect to the Company as it considers necessary in order to perform its duties and responsibilities. The Committee shall have sole authority to retain, terminate and pay reasonable compensation to any outside advisor that the Committee determines necessary to permit the Committee to carry out its duties.

The EH&S Committee has also adopted a policy recognizing that the Company’s success is tied to health, safety and sustainability of the communities in which the Company operates and acknowledges that the Company and its personnel have a shared responsibility in working with the communities in which the Company operates.

Communications and Corporate Disclosure

The Company has established a Corporate Disclosure Committee, which is currently comprised of Dennis Higgs, Robert Hatch, Darcy Higgs and Grant Bond.

The Corporate Disclosure Committee has adopted a Communications and Corporate Disclosure Policy, pursuant to which the Corporate Disclosure Committee has as its responsibilities, among other things:

●	Ensure appropriate systems, processes and controls for disclosure are in place;
●	Ensure the proper and timely completion and filing of technical reports, if necessary;
●	Review all news releases and Core Disclosure Documents (as defined in the policy) to ensure that they are accurate and complete in all respects prior to their release or filing;

●	Review and update, if necessary, the Corporate Disclosure Policy as needed, to ensure compliance with changing regulatory requirements, subject to approval by the Board of Directors; and
●	Report to the Board of Directors.

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

D. Employees

As at the date of this Annual Report, the Company currently has three employees and engages one consultant to provide senior management leadership and technical and geological services to the Company. As at the date of this Annual Report, the Company has the following employment agreements and arrangements:

●	The Company has an employment agreement with Dennis Higgs for his services in the role of President with an annual salary of C$360,000.
●	The Company has an employment agreement with Darcy Higgs for his services in the role of VP Business Development with an annual salary of C$240,000.
●	The Company has a consulting arrangement with Volcanic Gold & Silver LLC, a private company wholly owned by Robert Hatch, for his services in the role of VP Exploration for a fee of $15,000 per month.
●	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$7,760 per month.

None of our employees or consultants are members of a labor union.

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management, including shares they have control or direction over, as at March 25, 2025 were as follows:

Name	Common Shares
Dennis Higgs
President and Director	2,794,001
Darcy Higgs
VP Business Development	1,756,667
Joseph Ovsenek (1)
Chairman and Director	1,000,000
Kenneth McNaughton (1)
Director	1,000,000
Robert Hatch
VP Exploration	100,000
Total	6,650,668
Ownership of the Company	50.11%

(1)	Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors of the Company at our next AGM scheduled for May 7, 2025.

Refer to Item 6.A. for a list of the Company’s directors, officers and senior management and number of shares beneficially owned, controlled or directed. All of the shares above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 25, 2025:

Name	Exercise Price	Expiry Date	Number of Options
Dennis Higgs	$2.10	December 2, 2030	33,333
President and Director	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	250,000
	$0.77	November 9, 2028	500,000
Robert Hatch	$2.10	December 2, 2030	33,333
VP Exploration	$0.92	October 27, 2027	76,667
	$0.77	October 2, 2028	100,000
	$0.77	November 9, 2028	200,000
Darcy Higgs	$2.10	December 2, 2030	33,333
VP Business Development	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	120,000
	$0.77	November 9, 2028	210,000
Grant Bond	$0.92	October 27, 2027	110,000
CFO	$0.77	October 2, 2028	100,000
	$0.77	November 9, 2028	200,000
Joseph Ovsenek(1)	$2.10	December 2, 2030	33,333
Chairman and Director	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	125,000
Barbara Filas	$2.10	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Guillermo Lozano-Chavez	$2.10	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Sandra MacKay	$1.00	September 19, 2029	200,000
Director

Kenneth McNaughton(1)	$2.10	December 2, 2030	33,333
Director	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	125,000
Tom Yip	$2.10	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000

(1)	Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors of the Company at our next AGM scheduled for May 7, 2025.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

The Company has adopted an incentive compensation recovery policy effective November 8, 2023 (referred to as the “Incentive Compensation Clawback Policy”), which was subsequently reviewed and approved by the Compensation Committee of the Board of Directors on February 25, 2025, as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Clawback Policy is filed as Exhibit 97.1 to this Form 20-F. At no time during or after the fiscal year ended December 31, 2024 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the Company’s knowledge, as at March 25, 2025, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial Owner Name	Number of Shares Held		Percentage of Issued Shares(1)
Dennis Higgs	2,794,001	(2)	21.05%
Darcy Higgs	1,756,667	(3)	13.24%
Joseph Ovsenek(4)	1,000,000		7.53%
Kenneth McNaughton(4)	1,000,000		7.53%
Total	6,550,668		49.35%

(1)	Based on 13,271,750 shares of Common Shares outstanding as of March 25, 2025.
(2)	Dennis Higgs holds 2,736,501 Common Shares directly and 57,500 Common Shares indirectly via Ubex Capital Inc.
(3)	Darcy Higgs holds 1,666,667 Common Shares directly and has control or direction over 90,000 Common Shares via Santorini Investment Corp.
(4)	Joseph Ovsenek and Kenneth McNaughton have decided to not stand for re-election as directors of the Company at our next AGM scheduled for May 7, 2025.

All shareholders have the same voting rights as all other shareholders of the Company.

According to our share register and information received from our registrar on March 25, 2025, the Common Shares of the Company held by registered shareholders were held in the following geographic locations:

Geographic Location based on the share register only	Number of shares held	Percentage of issued shares
Canada	5,866,668	44.20%
Germany	116,667	0.88%
USA	102,502	0.77%
Total	6,085,837	45.85%

6,085,837 Common Shares of the Company, as on March 25, 2025, are held by a total of 10 registered shareholders.

The Company is not aware of any arrangement which may at some subsequent date result in a change of control of the Company.

B. Related Party Transactions

No related party transactions exist, other than disclosed in note 14 of the Consolidated Financial Statements.

Key management includes the Company’s directors and officers including its President, VP Exploration, VP Business Development and CFO.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Share-based compensation	$993,611	$472,236	$136,148
Management salaries and consulting fees	$694,074	$544,352	$559,591
Directors’ fees	$73,647	$72,863	$44,380
	$1,761,332	$1,089,451	$740,119

For the year ended December 31, 2024, the Company’s officers incurred $338,837 (2023 – $57,102; 2022 – $50,359) of expenditures in the normal course of business on behalf of the Company.

For the year ended December 31, 2024, the Company incurred $67,072 (2023 – $69,806; 2022 – $21,149) of expenditures with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the consolidated statement of loss and comprehensive loss.

As at December 31, 2024, accounts payable and accrued liabilities include $32,979 (2023 – $29,855) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project and owns 89,240 common shares of URZ (formerly NGE). During the year ended December 31, 2024, the Company purchased $11,000 of exploration equipment from URZ (formerly NGE). As at December 31, 2024, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). The VP Business Development served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2024 and 2023 and the related consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2024, 2023 and 2022. The audit reports of Manning Elliott LLP are included therein.

Reference is made to the Consolidated Financial Statements that are filed as part of this Annual Report on pages F-1 – F-28.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2024, nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the year ended December 31, 2024, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

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

C. Material Contracts

The Company is party to the following contracts which management currently considers to be material to the Company and our assets and operations.

●	Joint Venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project.
●	Mineral lease and option agreement with NAMMCO for the Lone Mountain Property.
●	Mineral lease and option agreement with BMR for the Stockade Mountain Project.

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

E. Taxation

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the USA;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the USA, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the USA and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (m) are U.S. expatriates or former long-term residents of the USA; or (n) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the USA. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year. As a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us. Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each of our non-U.S. subsidiaries.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any “excess distribution” received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that would impact certain consequences of the application of the PFIC regime to U.S. Holders. Among other consequences, and subject to certain exceptions, such proposed Treasury Regulations would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

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

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

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

Distributions on Common Shares

We do not expect to pay dividends with respect to the Common Shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (refer to the “Sale or Other Taxable Disposition of Common Shares” section below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be U.S. source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

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

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the “Canadian Tax Act”) and the Canada-U.S. Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”), in respect to the holding and disposing of Common Shares.

Comment is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention:

(i)	is resident solely in the USA;
(ii)	is entitled to the benefits of the Convention;
(iii)	holds all Common Shares as capital property;
(iv)	only holds Common Shares that are not “taxable Canadian property” (as defined in the Canadian Tax Act) of the holder;
(v)	deals at arm’s length with and is not affiliated with the Company;
(vi)	does not and is not deemed to use or hold any Common Shares in a business carried on in Canada; and
(vii)	is not an insurer that carries on business in Canada and elsewhere;

(each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) are generally not themselves entitled to the benefits of the Convention. However, members of or holders of an interest in such entities that hold Common Shares may be entitled to the benefits of the Convention for income derived through such entities. Such members or holders should consult their own tax advisors in this regard.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has exposure, in varying degrees, to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

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

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, other reserves, accumulated other comprehensive income (loss) (“AOCI”) and deficit.

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

Marketable securities are fair valued at each reporting period using URZ’s (formerly NGE’s) share price on the TSX Venture Exchange.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s President and CFO have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2024. As required by Rule 13(a)-15(e) under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our President and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2024, and we have concluded our disclosure controls and procedures were effective as at December 31, 2024.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) that such information is accumulated and communicated to our management, including our President and CFO, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS Accounting Standards. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the President and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

C. Attestation report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm as we qualify as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

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

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Tom Yip, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Tom Yip (Chair), Barbara Filas and Sandra MacKay are all independent directors under the applicable rules.

The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the Audit Committee.

ITEM 16B - CODE OF ETHICS

On August 31, 2021, the Company’s Board of Directors formally adopted a code of business conduct and ethics that applies to the registrant’s employees, officers and directors. The code of business conduct and ethics was subsequently reviewed and approved by the Audit Committee on February 25, 2025.

The text of this code is available on the Company’s website (https://austin.gold/corporate/charters-and-policies/).

The Company has not granted any waiver from the Code of Ethics to the President, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2024.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, Manning Elliott LLP (PCAOB ID 1524), unless stated otherwise, for the years indicated:

	2024(1)(2)		2023(1)(2)		2022(1)(2)
Audit fees(3)	C$	80,000	C$	90,000	C$	36,750
Audit-related fees(4)	C$	49,500	C$	33,000	C$	36,100
Tax fees(5)	C$	4,000	C$	7,090	C$	6,800
Other fees(6)	C$	9,498	C$	15,550	C$	12,528
Total	C$	142,998	C$	145,640	C$	92,178

(1)	Prior to the start of the audit process, the Company’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the Board of Directors whether to accept the estimated audit fees given by the auditors.

(2)	Represents fees billed by Manning Elliott LLP.
(3)	“Audit fees” include the aggregate professional fees paid to the external auditors for the audit of the financial statements, management’s discussion and analysis (“MD&A”) and other annual regulatory audits and filings.
(4)	“Audit-related fees” includes the aggregate fees paid to the external auditors for services related to the audit services, including reviewing quarterly financial statements and MD&A thereon and conferring with the Board of Directors and Audit Committee regarding financial reporting and accounting standards.
(5)	“Tax fees” include the aggregate fees paid to external auditors for tax compliance, tax advice, tax planning and advisory services, including timely preparation of tax returns.
(6)	“Other fees” include fees other than “Audit fees”, “Audit-related fees”, and “Tax fees” above, which include consent procedures on our Form 20-F, Form S-1, Form S-8 and Canadian Public Accountability Board (“CPAB”) fees.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G - CORPORATE GOVERNANCE

Because our securities are listed on NYSE American, being a national securities exchange in the U.S., we are subject to the corporate governance requirements set out in the NYSE American Company Guide. We are also subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded. We incorporate a mix of corporate governance best practices to ensure that our corporate governance complies in all material respects with the requirements of the jurisdictions in which we operate and the exchanges on which our securities are traded.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the U.S. are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the U.S. that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2024, the Company had no mines in the U.S. that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

The Company has adopted an insider trading policy effective August 23, 2021, which was subsequently reviewed and approved by the Board of Directors on February 25, 2025 (referred to as the “Insider Trading Policy”) governing the purchase, sale and other dispositions of the Company’s securities by its directors, officers, employees, all family members of the foregoing who share the same address or are financially dependent on the foregoing, and all entities in which any of the foregoing have a substantial beneficial interest or is otherwise owned or controlled by any of the foregoing. The Insider Trading Policy is filed as Exhibit 19.1 to this Form 20-F.

ITEM 16K – CYBERSECURITY

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We engaged a third-party IT consultant to complete a cybersecurity assessment of the Company’s IT infrastructure and systems. We conduct annual risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems and our broader enterprise IT environment. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

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

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-28 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

All the above statements are available on the Company’s website at www.austin.gold and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 – F-28

Exhibit List

Exhibit No.	Name
1.1	Notice of Articles (incorporated by reference to Exhibit 3.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)
1.2	Amended Articles (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on April 22, 2022, File No. 333-260404)
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
4.4

Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated July 7, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.5

Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated March 31, 2021 (incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.6*	Second Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated May 3, 2023
4.7*	Third Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated June 3, 2024
4.8

Mineral lease and option agreement between BMR and Austin NV dated May 16, 2022 – Stockade Mountain Project situated in Malheur County, Oregon (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 29, 2023, File No. 001-41373)

4.9

Amendment to mineral lease and option agreement between BMR and Austin NV dated February 28, 2024 – Stockade Mountain Project situated in Malheur County, Oregon (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

4.10

Mineral lease and option agreement between NAMMCO and Austin NV dated November 1, 2020 – Lone Mountain Property situated in Elko County, Nevada (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

4.11

Amendment to Mineral Lease and Option Agreement dated April 29, 2021 – Lone Mountain Property (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

4.12

Second Amendment to Mineral Lease and Option Agreement dated August 3, 2022 – Lone Mountain Property (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

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

AUSTIN GOLD CORP.

Date: March 27, 2025	By:	/s/ Dennis Higgs

Name: Dennis Higgs

Title: President and Director

AUSTIN GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

February 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Austin Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Austin Gold Corp. and its subsidiary (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ Manning Elliott LLP

Vancouver, Canada

February 25, 2025

We have served as the Company’s auditor since 2020.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in United States dollars

		December 31,	December 31,
	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents	6	$381,899	$907,551
Short-term investments	7	4,914,382	8,618,386
Receivables and other	8	116,966	190,564
		5,413,247	9,716,501
Non-current assets
Marketable securities	9	12,404	7,422
Exploration and evaluation (“E&E”) assets	10	4,077,474	2,280,490
Property and equipment	11	9,745	827
Total assets		$9,512,870	$12,005,240
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12, 14	$228,698	$676,605
		228,698	676,605
SHAREHOLDERS’ EQUITY
Share capital	13	16,568,175	16,568,175
Other reserves	13	3,390,199	2,355,931
Accumulated other comprehensive income (loss) (“AOCI”)		(574,949)	(574,949)
Deficit		(10,099,253)	(7,020,522)
		9,284,172	11,328,635
Total liabilities and shareholders’ equity		$9,512,870	$12,005,240
Nature of operations and going concern	1
Commitments	18

Approved on behalf of the Board of Directors:

“Tom S.Q. Yip”	“Joseph J. Ovsenek”
Tom S.Q. Yip	Joseph J. Ovsenek
Chair of the Audit Committee and Director	Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Expressed in United States dollars, except for share data

				For the year ended
		December 31,	December 31,	December 31,
	Note	2024	2023	2022
Administrative expenses
Investor relations and marketing		$1,119,666	$233,355	$145,245
Share-based compensation	13, 14	911,261	481,394	162,628
Management salaries and consulting fees	14	631,476	590,696	616,153
Insurance		291,965	360,050	262,315
Professional fees		271,551	327,712	296,245
Listing and filing fees		68,359	156,758	164,837
General and administrative		44,218	17,915	14,961
Shareholder information		43,061	50,923	21,995
Travel expenses		28,801	17,915	32,388
Depreciation	11	2,082	354	527
Operating loss		(3,412,440)	(2,237,072)	(1,717,294)
Foreign exchange (loss) gain		(5,745)	4,650	640,324
Write-off of E&E assets	10	(4,290)	(2,252,786)	—
Unrealized fair value gain (loss) on marketable securities	9	4,982	(9,051)	(174,634)
Interest and finance income		338,912	493,743	183,213
Loss before taxes		(3,078,581)	(4,000,516)	(1,068,391)
Current income tax expense	17	(150)	(155)	—
Loss for the year		$(3,078,731)	$(4,000,671)	$(1,068,391)
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to earnings or loss:
Currency translation adjustments		—	—	(718,921)
Comprehensive loss for the year		$(3,078,731)	$(4,000,671)	$(1,787,312)
Loss per share - basic and diluted		$(0.23)	$(0.30)	$(0.09)
Weighted average number of shares		13,271,750	13,271,750	11,985,877

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in United States dollars

				For the year ended
		December 31,	December 31,	December 31,
	Note	2024	2023	2022
Cash flows used in operating activities
Net loss for the year		$(3,078,731)	$(4,000,671)	$(1,068,391)
Items not affecting cash:
Current income tax expense	17	150	155	—
Depreciation	11	2,082	354	527
Interest and finance income		(338,912)	(493,743)	(183,213)
Share-based compensation	13	911,261	481,394	162,628
Unrealized fair value (gain) loss on marketable securities	9	(4,982)	9,051	174,634
Unrealized foreign exchange loss (gain)		402	(119)	(678,210)
Write-off of E&E assets	10	4,290	2,252,786	—
Changes in non-cash working capital items:
Receivables and other		73,598	20,490	(207,210)
Accounts payable and accrued liabilities		(23,555)	44,415	7,423
Income taxes paid		(150)	(155)	—
Net cash used in operating activities		(2,454,547)	(1,686,043)	(1,791,812)
Cash flows generated by (used in) investing activities
Expenditures on E&E assets		(2,096,354)	(1,563,428)	(1,066,431)
Interest received		392,917	524,436	49,156
Purchase of property and equipment	11	(11,000)	—	—
Purchase of short-term investments		(7,600,000)	(13,500,000)	(14,000,000)
Redemption of short-term investments		11,250,000	16,500,000	2,500,000
Net cash generated by (used in) investing activities		1,935,563	1,961,008	(12,517,275)
Cash flows generated by financing activities
Proceeds from initial public offering (“IPO”)	13	—	—	15,019,000
Share issuance costs	13	—	—	(1,165,580)
Net cash generated by financing activities		—	—	13,853,420
Increase (decrease) in cash and cash equivalents for the year		(518,984)	274,965	(455,667)
Cash and cash equivalents, beginning of year	6	907,551	630,623	1,094,550
Effect of foreign exchange rate changes on cash and cash equivalents		(6,668)	1,963	(8,260)
Cash and cash equivalents, end of year	6	$381,899	$907,551	$630,623
Supplemental cash flow information	15

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Expressed in United States dollars, except for share data

		Number of
		common	Share	Other
	Note	shares	capital	reserves	AOCI	Deficit	Total
Balance - December 31, 2021		9,517,000	$2,714,755	$1,624,053	$143,972	$(1,951,460)	$2,531,320
Shares issued pursuant to IPO	13	3,754,750	15,019,000	—	—	—	15,019,000
Share issuance costs	13	—	(1,403,797)	238,217	—	—	(1,165,580)
Value assigned to share options and warrants vested	13	—	—	182,422	—	—	182,422
Currency translation adjustments		—	—	—	(718,921)	—	(718,921)
Loss for the year		—	—	—	—	(1,068,391)	(1,068,391)
Balance - December 31, 2022		13,271,750	$16,329,958	$2,044,692	$(574,949)	$(3,019,851)	$14,779,850
Value assigned to share options and warrants vested	13	—	—	549,456	—	—	549,456
Expiry of warrants		—	238,217	(238,217)	—	—	—
Loss for the year		—	—	—	—	(4,000,671)	(4,000,671)
Balance - December 31, 2023		13,271,750	$16,568,175	$2,355,931	$(574,949)	$(7,020,522)	$11,328,635
Value assigned to share options and warrants vested	13	—	—	1,034,268	—	—	1,034,268
Loss for the year		—	—	—	—	(3,078,731)	(3,078,731)
Balance - December 31, 2024		13,271,750	$16,568,175	$3,390,199	$(574,949)	$(10,099,253)	$9,284,172

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
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

(b) Going concern assumption

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from December 31, 2024. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the year ended December 31, 2024, the Company incurred a net loss of $3,078,731 (2023 - $4,000,671) and used cash in operating activities of $2,454,547 (2023 - $1,686,043). As at December 31, 2024, the Company had cash and cash equivalents of $381,899 (2023 - $907,551), a working capital (current assets less current liabilities) surplus of $5,184,549 (2023 - $9,039,896) and an accumulated deficit of $10,099,253 (2023 - $7,020,522).

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

These consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2025.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
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
For the years ended December 31, 2024, 2023 and 2022
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
For the years ended December 31, 2024, 2023 and 2022
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
For the years ended December 31, 2024, 2023 and 2022
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
For the years ended December 31, 2024, 2023 and 2022
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
For the years ended December 31, 2024, 2023 and 2022
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
For the years ended December 31, 2024, 2023 and 2022
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

Significant accounting policy judgments include:

●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1b); and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2024.

Significant sources of material estimation uncertainty include:

●	The determination of the fair value of share options issued by the Company (refer to Note 13c).

5. NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

●	In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (“ESG”)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at FVOCI. The amendments are effective for annual periods beginning on or after January 1, 2026 with early adoption permitted. This amendment is not expected to have a material impact on the Company.
●	In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace International Accounting Standard (“IAS”) 1, Presentation of Financial Statements. The new standard on presentation and disclosure in financial statements focuses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is in the process of assessing the impact of this standard.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

6. CASH AND CASH EQUIVALENTS

As at December 31, 2024, the composition of cash and cash equivalents consists of cash in the amount of $381,899 (2023 – $907,551). The Company does not hold any term deposits with an original maturity date of less than three months.

7. SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2024	2023
Term deposits	$4,150,487	$7,084,482
RSTICs	763,895	1,533,904
	$4,914,382	$8,618,386

As at December 31, 2024, the term deposits mature between January 8, 2025 and August 18, 2025 and the RSTICs mature on July 22, 2025.

8. RECEIVABLES AND OTHER

	December 31,	December 31,
	2024	2023
Prepaid expenses and deposits	$100,898	$156,234
Tax receivables	16,068	34,330
	$116,966	$190,564

9. MARKETABLE SECURITIES

As at December 31, 2024, the Company holds 89,240 common shares (2023 – 89,240; 2022 – 89,240) and nil warrants (2023 – nil; 2022 – 50,000) in URZ3 Energy Corp. (“URZ”) (formerly Nevada Exploration Inc. (“NGE”)). A continuity of the marketable securities is as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
Opening balance	$7,422	$16,473	$196,847
Foreign exchange movements	—	—	(5,740)
Unrealized fair value gain (loss) on marketable securities	4,982	(9,051)	(174,634)
Ending balance	$12,404	$7,422	$16,473

On January 7, 2023, the warrants in URZ (formerly NGE) expired unexercised in accordance with the terms of the warrant certificate.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS

The E&E assets of the Company, by project and nature of expenditure, as of December 31, 2024 and 2023 were as follows:

	Kelly	Lone	Stockade		Fourmile
	Creek	Mountain	Mountain	Miller	Basin	Total
Balance - December 31, 2022	$914,879	$350,738	$96,046	$302,840	$704,531	$2,369,034
E&E expenditures:
Acquisition costs	30,000	72,200	25,000	25,000	—	152,200
Assays	6,012	4,385	—	37,722	27,573	75,692
Consulting	4,344	99,619	96,567	34,625	22,150	257,305
Drilling	—	—	538,627	500,463	108,293	1,147,383
Field supplies and rentals	—	867	11,125	3,572	259	15,823
Field work	—	17,544	28,535	21,301	12,426	79,806
Finders’ fees	—	—	—	15,000	—	15,000
Geophysics	—	28,250	—	—	—	28,250
Government payments	17,558	177,236	46,108	50,131	378	291,411
Share-based compensation	16,749	16,749	16,749	14,950	2,865	68,062
Travel	622	9,094	8,343	9,864	5,387	33,310
Write-off of E&E assets	(353,456)	—	—	(1,015,468)	(883,862)	(2,252,786)
Total E&E expenditures	(278,171)	425,944	771,054	(302,840)	(704,531)	(88,544)
Balance - December 31, 2023	$636,708	$776,682	$867,100	$—	$—	$2,280,490
E&E expenditures:
Acquisition costs	20,000	58,650	51,550	—	—	130,200
Assays	—	78,530	21,101	—	—	99,631
Consulting	900	111,893	211,161	900	1,650	326,504
Drilling	—	—	543,613	—	—	543,613
Field supplies and rentals	—	1,422	81,008	—	735	83,165
Field work	—	60,050	64,887	—	—	124,937
Geophysics	—	—	3,180	—	—	3,180
Government payments	20,923	222,467	83,299	(3)	170	326,856
Share-based compensation	41,002	41,002	41,003	—	—	123,007
Technical and assessment reports	—	21,300	—	—	—	21,300
Travel	—	7,441	10,602	—	838	18,881
Write-off of E&E assets	—	—	—	(897)	(3,393)	(4,290)
Total E&E expenditures	82,825	602,755	1,111,404	—	—	1,796,984
Balance - December 31, 2024	$719,533	$1,379,437	$1,978,504	$—	$—	$4,077,474

Acquisition costs include pre-production payments, lease payments and advanced royalty payments in accordance with the terms of the property agreements.

(a) Kelly Creek Project (Nevada, USA)

The Company entered into an agreement with Pediment Gold LLC (“Pediment”), a subsidiary of URZ (formerly NGE), for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

On June 3, 2024, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2027. The cumulative total includes E&E expenditures incurred on the project as of June 3, 2024 in the amount of $923,757.

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring an additional C$2,500,000 on E&E expenditures with no time limit, although the Company must continue to pay the underlying property lease payments and the United States Department of the Interior Bureau of Land Management (“BLM”) and county fees to keep the properties subject to the joint venture in good standing.

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. On June 6, 2024, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the mining lease agreement (the “Hot Pot Agreement”). Under this sixth amendment, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023	$30,000	Paid
September 16, 2024	$20,000	Paid
September 16, 2025	$20,000
September 16, 2026	$25,000
September 16, 2027 and every year thereafter	$30,000

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

On June 1, 2023, the Company gave notice to Pediment that it would drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original claim holdings and included the claims under the Genesis agreement. As a result of the termination of certain leases and claim holdings, the Company incurred a write-off of E&E assets of $353,456 which was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

(b) Lone Mountain Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid
November 1, 2025 and every year thereafter(1)	$30,000

(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	Completed
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

Any mineral production on the claims is subject to a 3.0% net smelter return royalty. The net smelter return royalty can be reduced from 3.0% to 2.5% for $2,000,000. The Company has the option to purchase the entire interest in the project, except for the royalty, once there is a discovery of at least 500,000 ounces of gold (or equivalent in other metals) or a pre-feasibility study has been completed. The Company may exercise this option by payment of $2,000,000, reduced by the pre-production payments paid to the date of purchase.

(c) Stockade Mountain Project (Oregon, USA)

The Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) to lease a 100% interest in the Stockade Mountain Project. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024	$25,000	Paid
May 16, 2025	$25,000
November 16, 2025 and every six months thereafter	$25,000

The Company is required to incur minimum E&E expenditures on the property of $30,000 by May 16, 2023 (completed). On February 28, 2024, the Company executed an amendment to the mineral lease and option agreement with BMR eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims from 2.0% to 1.0%.

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
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2024, the Company incurred a write-off of E&E assets of $897 (2023 - $1,015,468) which was recorded in the consolidated statement of loss and comprehensive loss.

(e) Fourmile Basin Property (Nevada, USA)

The Company entered into a mineral lease and option agreement with La Cuesta International, Inc. on the Fourmile Basin Property on June 18, 2020.

On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2024, the Company incurred a write-off of E&E assets of $3,393 (2023 - $883,862) which was recorded in the consolidated statement of loss and comprehensive loss.

(f) Project reclamation requirements

As at December 31, 2024, the Company holds total surety bonds of $38,863 in favour of the BLM and $43,252 in favour of the Oregon Department of Geology and Mineral Industries in support of the reclamation requirements for its projects.

11. PROPERTY AND EQUIPMENT

Property and
equipment
Net book value - December 31, 2021	$1,803
Depreciation	(527)
Movement in foreign exchange	(95)
Net book value - December 31, 2022	1,181
Depreciation	(354)
Net book value - December 31, 2023	$827
Additions	11,000
Depreciation	(2,082)
Net book value - December 31, 2024	$9,745

Property and equipment consists of exploration equipment and information technology hardware.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2024	2023
Trade payables	$183,717	$638,671
Accrued liabilities	44,981	37,934
	$228,698	$676,605

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At December 31, 2024, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On May 6, 2022, the Company issued 3,754,750 shares at $4.00 pursuant to the closing of the Company’s IPO for gross proceeds of $15,019,000. Total share issuance costs were $1,165,580. The Company also issued 262,833 underwriter warrants relating to the IPO, which expired unexercised on November 6, 2023 (refer to Note 13d).

(b) Other reserves

The Company’s other reserves consisted of the following:

	December 31,	December 31,	December 31,
	2024	2023	2022
Other reserve - Share options	$3,326,971	$2,296,229	$1,781,096
Other reserve - Warrants	63,228	59,702	263,596
	$3,390,199	$2,355,931	$2,044,692

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

The following table summarizes the changes in share options for the year ended December 31:

	2024		2023		2022
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	share options	exercise price	share options	exercise price	share options	exercise price
Outstanding, January 1,	3,463,333	$1.06	1,093,333	$1.67	716,663	$2.37
Granted	225,000	1.00	2,370,000	0.77	460,003	0.92
Expired	(66,667)	2.25	—	—	(83,333)	2.36
Outstanding, December 31,	3,621,666	$1.01	3,463,333	$1.06	1,093,333	$1.67

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

The following table summarizes information about share options outstanding and exercisable at December 31, 2024:

	Share options outstanding		Share options exercisable
	Number of	Weighted	Number of	Weighted
	share options	average years	share options	average
Exercise prices	outstanding	to expiry	exercisable	exercise price
$0.51 - $1.00	3,055,003	3.62	1,645,003	$0.81
$2.01 - $2.50	566,663	5.16	566,663	2.08
	3,621,666	3.86	2,211,666	$1.14

The total share-based compensation expense for the year ended December 31, 2024 was $1,030,742 (2023 - $515,133; 2022 – $157,043) of which $907,735 (2023 - $447,071; 2022 - $130,870) has been expensed in the consolidated statement of loss and comprehensive loss and $123,007 (2023 - $68,062; 2022 - $26,173) has been capitalized to E&E assets.

The following are the weighted average assumptions used to estimate the fair value of share options granted and/or vested for the years ended December 31, 2024, 2023 and 2022 using the Black-Scholes pricing model:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Expected life	5.00 years	5.00 years	5.00 years
Expected volatility	125.67%	133.51%	143.18%
Risk-free interest rate	3.49%	4.69%	4.09%
Expected dividend yield	Nil	Nil	Nil
Forfeiture rate	Nil	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

(d) Warrants

The following table summarizes the changes in warrants for the year ended December 31:

	2024		2023		2022
	Number of	Warrant	Number of	Warrant	Number of	Warrant
	warrants	reserve	warrants	reserve	warrants	reserve
Outstanding, January 1,	100,000	$59,702	362,833	$263,596	—	$—
Transactions during the year:
Warrants issued - IPO	—	—	—	—	262,833	238,217
Warrants issued - consultants	—	—	—	—	100,000	25,379
Value assigned to warrants vested - consultants	—	3,526	—	34,323	—	—
Warrants expired	—	—	(262,833)	(238,217)	—	—
Outstanding, December 31,	100,000	$63,228	100,000	$59,702	362,833	$263,596

At December 31, 2024, the weighted average exercise price for the outstanding warrants is $0.81 (2023 – $0.81; 2022 – $3.41) and the weighted average remaining life is 0.84 years (2023 – 1.84 years; 2022 – 1.40 years).

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

On November 1, 2022, the Company issued 100,000 warrants to an investor relations consultant. The warrants vest over tranches at an exercise price of $0.81. The warrants expire on November 1, 2025. The total share-based compensation expense for the year ended December 31, 2024 was $3,526 (2023 – $34,323; 2022 – $26,480) which was expensed in the consolidated statement of loss and comprehensive loss.

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

The following are the weighted average assumptions used to estimate the fair value of warrants issued for the years ended December 31, 2024, 2023 and 2022 using the Black-Scholes pricing model:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Expected life	N/A	N/A	1.91 years
Expected volatility	N/A	N/A	109.94%
Risk-free interest rate	N/A	N/A	1.42%
Expected dividend yield	N/A	N/A	Nil
Forfeiture rate	N/A	N/A	Nil

Warrant pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

14. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company’s directors and officers including its President, Vice President (“VP”) Exploration, VP Business Development and Chief Financial Officer (“CFO”).

Directors and key management compensation is as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Share-based compensation	$993,611	$472,236	$136,148
Management salaries and consulting fees	694,074	544,352	559,591
Directors’ fees	73,647	72,863	44,380
	$1,761,332	$1,089,451	$740,119

For the year ended December 31, 2024, the Company’s officers incurred $338,837 (2023 - $57,102; 2022 – $50,359) of expenditures in the normal course of business on behalf of the Company.

For the year ended December 31, 2024, the Company incurred $67,072 (2023 - $69,806; 2022 – $21,149) of expenditures with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the consolidated statement of loss and comprehensive loss.

As at December 31, 2024, accounts payable and accrued liabilities include $32,979 (2023 – $29,855) owed to related parties of the Company for transactions incurred in the normal course of business.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

14. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project (refer to Note 10a) and owns 89,240 common shares of URZ (formerly NGE). During the year ended December 31, 2024, the Company purchased $11,000 of exploration equipment from URZ (formerly NGE) (refer to Note 11). As at December 31, 2024, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). The VP Business Development served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

15. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash items within investing activities included in E&E assets were as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Accounts payable and accrued liabilities	$418,087	$(532,752)	$(37,130)
Share-based compensation	123,007	68,062	26,173
	$541,094	$(464,690)	$(10,957)

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
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2024, with all other variables held constant:

	Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$7,957	$(7,957)
Receivables and other	1,954	(1,954)
Marketable securities	1,240	(1,240)
Accounts payable and accrued liabilities	(6,773)	6,773

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

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of December 31, 2024, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31,	December 31,
	2024	2023
Cash and cash equivalents	$381,899	$907,551
Short-term investments	4,914,382	8,618,386
	$5,296,281	$9,525,937

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

The Company has issued surety bonds to support future decommissioning and restoration provisions (refer to Note 10f).

Contractual undiscounted cash flow requirements for contractual obligations as at December 31, 2024 are as follows:

	Carrying	Contractual	Due within	Due within	Due within
	amount	cash flows	1 year	2 years	3 years
Accounts payable and accrued liabilities	$228,698	$228,698	$228,698	$—	$—
	$228,698	$228,698	$228,698	$—	$—

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
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

The following tables present the Company’s financial assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

As at December 31, 2024		Fair value
	Carrying
	value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$12,404	$12,404	$—	$—
	$12,404	$12,404	$—	$—

As at December 31, 2023		Fair value
	Carrying
	value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$7,422	$7,422	$—	$—
	$7,422	$7,422	$—	$—

The Company’s financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using URZ’s (formerly NGE’s) share price on the TSX Venture Exchange.

17. TAXATION

(a) Deferred income taxes

The tax effects of temporary differences between the amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred income taxes as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Tax loss carry forwards	$1,813,019	$685,368	$332,184
E&E expenditures	(109)	473,085	3,104
Share issuance costs	140,213	214,221	288,230
Marketable securities and other	32,395	32,615	71,464
Deferred income taxes not recognized	(1,985,518)	(1,405,289)	(694,982)
	$—	$—	$—

The Company has tax losses in Canada of approximately $4,855,399 (2023 - $2,477,382; 2022 – $1,191,205) expiring in various amounts from 2040 to 2044. The Company has tax losses in the USA of approximately $2,390,768 (2023 – $78,452; 2022 – $50,427). The other temporary differences do not expire under current legislation.

A deferred tax asset has not been recognized in respect of the temporary differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

17. TAXATION (Continued)

(b) Income tax expense

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2023 – 27.0%; 2022 – 27.0%) as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Expected income tax recovery	$(831,217)	$(1,080,139)	$(288,466)
Share issuance costs	—	—	(298,176)
Impact of difference in tax rates and other	5,098	240,010	(10,670)
Share-based compensation	246,040	129,976	43,910
Deferred income taxes not recognized	580,229	710,308	553,402
	$150	$155	$—

For the Company’s subsidiary, the USA statutory income tax rate is 21.0% (2023 – 21.0%; 2022 – 21.0%) and the Nevada state statutory income tax rate is nil (2023 – nil; 2022 – nil).

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

As at December 31, 2024, the BMR Agreement is not in effect for any of the Company’s mineral projects.

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