Form 20-F
period 2025-12-31
Austin Gold Corp.
filed 2026-03-26
CIK 1817740

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

13,693,001 (“Common Shares” or “Shares”)

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

SUMMARY OF RISK FACTORS

We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated. Refer to the risk factors set forth in the section entitled “Risk Factors” in this Annual Report. These risks can be summarized as follows:

Business - Related Risks

●	The Company is an exploration company and has no history of operations, mining or refining mineral products. The Austin Gold Properties (defined below) are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by the Company in the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.
●	The Company has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur.
●	The Company has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. In addition, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and the Company would require additional capital to fund development and exploration programs and potential acquisitions.
●	The Company’s material properties include the Kelly Creek Project located in Nevada, United States of America (“USA”), and the Stockade Mountain Project, located in Malheur County, Oregon, USA and the Company also has the Lone Mountain Project located in Nevada USA, which the Company currently considers immaterial (collectively the “Austin Gold Properties”). As a result, unless the Company acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon the Company and would materially affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.
●	There are uncertainties as to title matters in the mining industry. Any defects in title could cause the Company to lose rights in its mineral properties and jeopardize its business operations. The Company’s mineral properties currently consist primarily of unpatented lode mining claims located on lands administered by the U.S. Department of Interior’s Bureau of Land Management (“BLM”), the Nevada State Office and the Oregon State Office to which the Company only has possessory title of the mineral rights. At the Kelly Creek Project, where the Company is earning a joint venture interest, a significant portion of the property is leased private ranch lands on which both surface and mineral rights are controlled by the ranch.
●	The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property.
●	Mineral resource estimates will be based upon estimates made by the Company’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work.
●	The Company’s development will depend on the efforts of key management and other key personnel, including Dennis Higgs (Executive Chairman, Chief Executive Officer and Director (collectively, the “CEO”)), Robert Hatch (Vice President (“VP”) Exploration), Darcy Higgs (VP Business Development) and Grant Bond (Chief Financial Officer (“CFO”)). Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company’s business.

Industry - Related Risks

●	The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company’s projects will have a discovery that can be mined profitably.

●	The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability.
●	There may be challenges to title of the mineral properties in which the Company holds a material interest. If there are title defects with respect to any properties, the Company might be required to compensate other persons or to reduce its interest in the affected property.
●	The Company’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for the Company to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended.
●	The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds in order to comply with such regulations.

Risks Related to our Common Shares

●	As at March 26, 2026, officers and directors of the Company, including Dennis Higgs (CEO), Darcy Higgs (VP Business Development) and Robert Hatch (VP Exploration) hold, directly or indirectly, or have control or direction over, 5,420,668 Common Shares, approximately 39.59% of the issued and outstanding Common Shares, and are the Company’s largest shareholder group. Each of these individuals serve as an officer and/or director of the Company, which may give rise to conflicts of interest.
●	No dividends on the Common Shares have been paid by the Company to date. Investors in the Company’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in the Company’s securities other than through possible Common Share price appreciation.
●	Our Articles include a forum selection provision that indicates that the Supreme Court of British Columbia (“BC”), Canada and the appellate Courts therefrom (collectively, the “Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain types of actions and proceedings, which could limit a shareholder’s ability to choose the judicial forum for disputes arising with the Company.
●	In the future, we may attempt to increase our capital resources by offering debt securities or preferred stock. Upon a potential bankruptcy or liquidation, holders of our debt securities or preferred stock, and lenders with respect to other borrowings we may make, may receive distributions of our available assets prior to any distributions being made to holders of our Common Shares.
●	Our management will have broad discretion in the application of the Company’s available capital to fund our capital expenditures on existing mineral properties, acquire additional mineral projects, acquire additional producing properties and associated leaseholds, or for general corporate purposes, which are subject to change in the future. Accordingly, you will have to rely upon the judgment of our management with respect to the use of our available capital.

The foregoing is a summary of significant risk factors that we think could cause our actual results to differ materially from expected results. However, there could be additional risk factors besides those listed herein that also could affect us in an adverse manner. You should read the risk factors set forth in the section entitled “Risk Factors”.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3 (a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the U.S. Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3 - year period, issued more than US$1,000,000,000 in non - convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b - 2. We expect to continue to be an emerging growth company for the immediate future. In May 2022, the Company completed the first sale of equity securities under the Securities Act and may no longer qualify as an emerging growth company after December 31, 2027.

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

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, as a Canadian company that is a foreign private issuer, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

The Austin Gold Properties include our material properties, the Kelly Creek Project located in Nevada, USA and the Stockade Mountain Project located in Malheur County, Oregon, USA and the currently immaterial property, the Lone Mountain Project, located in Nevada, USA. As a result, unless we acquire additional property interests, any adverse developments affecting these properties would have a material adverse effect upon our business and would materially affect any of our potential mineral production, profitability, financial performance and results of operations. While we may seek to acquire additional mineral properties in accordance with our business objectives, there can be no assurance that we will be able to identify suitable additional mineral properties or, if we do identify suitable properties, that we will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to us or at all and that we will be able to successfully develop such properties and bring such properties into commercial production.

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

We believe that we may be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for our most recently completed tax year and, based on current business plans and financial expectations, we expect to be a PFIC for our current tax year and may be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s (a “U.S. Holder”) holding period of our Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of the Common Shares, as applicable, or any so-called ‘‘excess distribution’’ received on its Common Shares, as applicable, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be altered if a U.S. Holder makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF (as defined below), or that we will supply U.S. Holders with information, including a PFIC Annual Information Statement, that such U.S. Holders require to make a QEF Election with respect to us or any of our subsidiaries that is also a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to us or any of our non-U.S. subsidiaries. A U.S. Holder that makes a Mark-to-Market Election with respect to our Common Shares generally must include as ordinary income each year the excess of the fair market value of such Common Shares over the U.S. Holder’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain Material U.S. Federal Income Taxation Considerations - Passive Foreign Investment Company Rules”. Each potential investor who is a U.S. Holder should consult its own tax advisor regarding the PFIC rules and the tax consequences of the acquisition, ownership and disposition of our Common Shares.

A limited number of our officers and directors own a majority of our Common Shares and exercise control over us.

As at March 26, 2026, our officers and directors, including Dennis Higgs (CEO), Darcy Higgs (VP Business Development) and Robert Hatch (VP Exploration) hold, directly or indirectly, or have control or direction over, 5,420,668 Common Shares, approximately 39.59% of the issued and outstanding Common Shares, and are our largest shareholder group. Each of these individuals serve as an officer and/or director, which may give rise to conflicts of interest. As a result, these persons have the ability to influence the outcome of matters submitted to our shareholders for approval, which could include the election and removal of directors, amendments to our corporate governing documents and business combinations. Our interests and those of these persons may at times conflict, and this conflict might be resolved against our interests. The concentration of approximately 39.59% of the issued and outstanding Common Shares in the hands of these shareholders may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

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

Our development will depend on the efforts of key management and other key personnel, including Dennis Higgs (CEO), Robert Hatch (VP Exploration), Darcy Higgs (VP Business Development) and Grant Bond (CFO). The loss of any of these people, particularly to competitors, could have a material adverse effect on our business. Further, with respect to the future development of our projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside our control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect our ability to employ the specific personnel required. Due to our relatively small size, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on our business, results of future operations and financial condition. Moreover, we do not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.

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

The market for minerals is influenced by many factors beyond our control, including without limitation the supply and demand for minerals, the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. In addition, the metals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of metals (such as gold) are discovered, a market will exist for their profitable sale. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond our control, including the particular attributes of the deposit such as the size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in us not receiving an adequate return on invested capital or having our mineral projects be rendered uneconomic.

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

We are not adequately financed to carry out our exploration and evaluation plans for this fiscal year. In addition, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and we would require additional capital to fund development and exploration programs and potential acquisitions. We cannot predict the size of future issuances of the Common Shares or the issuance of debt instruments or other securities convertible into Common Shares in connection with any such financing. Likewise, we cannot predict the effect, if any, that future issuances and sales of our securities will have on the market price of the Common Shares. If we raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders. Sales of substantial numbers of Common Shares, or the availability of such Common Shares for sale, could adversely affect prevailing market prices for our securities and a securityholder’s interest in our business.

We are an “emerging growth company,” and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Commencing in May 2022, we could be an emerging growth company for up to five years: however, circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non-affiliates exceeds US$700,000,000, if we issue US$1,000,000,000 or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed US$1,235,000,000. Absent the foregoing circumstances, we would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement. In May 2022, the Company completed the first sale of common equity securities under the Securities Act and may no longer be an emerging growth company at the end of 2027. Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the prices of our securities may be more volatile.

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

There is uncertainty as a result of international conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. The outbreak of hostilities, including those in Ukraine, Israel and Iran, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, and international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts in Europe, the Middle East and globally. There is a risk of substantial market and financial turmoil arising from the conflicts which could have a material adverse effect on the economics of our projects, and our ability to operate our business and advance project development.

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

The U.S. has enacted and proposed to enact significant new tariffs. Additionally, the U.S. administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs.

These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the access of our suppliers or customers to markets or materials and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

Artificial intelligence presents risks and challenges that can impact our business by increasing compliance costs and posing security risks to our confidential information.

We may increasingly rely on artificial intelligence (“AI”) systems in certain aspects of our operations and may incorporate AI-enabled tools provided by third parties. The legal and regulatory framework governing AI in the U.S., Canada and other jurisdictions is evolving as is guidance from securities regulators regarding disclosure expectations. New or changing requirements could increase compliance costs, require modifications to AI systems, restrict certain uses of AI, or expose us to regulatory scrutiny or enforcement actions.

AI systems may produce inaccurate, biased, or otherwise unreliable outputs and may present privacy, cybersecurity, intellectual property, and human rights risks. Our reliance on third-party AI providers may limit our visibility into training data, model design, and risk controls. Failure to manage these risks effectively, or to provide appropriate disclosure regarding our use of AI, could result in legal liability, reputational harm, regulatory investigations, or adverse impacts on our business, financial condition, and results of operations.

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

Intercorporate Relationships

The Company has one wholly owned subsidiary, Austin American Corporation (“Austin NV”), a Nevada corporation which was incorporated in June 2020.

Significant Events and Highlights

2023 Highlights

●	On March 2, 2023, the Company provided the results of its initial drill program at the Fourmile Basin Project which included 4,580 feet (1,396 meters) of drilling and an update on the permitting status of several of its mineral projects.
●	On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Project.
●	On May 3, 2023, the Company and Pediment Gold LLC (“Pediment”), a subsidiary of URZ3 Energy Corp. (“URZ”) (formerly Nevada Exploration Inc. (“NGE”)), agreed to amend the terms of the option to enter joint venture agreement. Under the second amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 of exploration and evaluation (“E&E”) expenditures on the project by June 30, 2025. This total includes the amount incurred on the project to date, which is $923,757 as of May 3, 2023. To earn an additional 19% interest (for a total of 70% interest for the Company), the Company must spend an additional C$2,500,000 on E&E expenditures with no time limit.
●	On May 4, 2023, the Company provided an update on the permitting status of several of its mineral projects.
●	On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, representing approximately 60% of the original claim holdings.
●	On July 25, 2023, the Company commenced a drilling program at its Miller Project which was designed to test for the presence and depth of favourable Carlin-type deposit host rocks under the project area.
●	On August 10, 2023, the Company announced that Darcy Higgs resigned as Corporate Secretary of the Company and took the role of VP Business Development. Donna Moroney was appointed Corporate Secretary.
●	On September 20, 2023, the Company reported the gold assay results for the drilling program at its Miller Project. Four holes totaling 6,565 feet (2,001 meters) were drilled.
●	On September 20, 2023, the Company announced that the State of Oregon approved the Exploration Permit for drilling at the Stockade Mountain Project. With both the BLM and Oregon permits in hand, the Company planned an exploration drilling program at the project in the fourth quarter of 2023.
●	On October 2, 2023, the Company granted share options to directors, officers and consultants of the Company to purchase an aggregate of 1,260,000 Common Shares in the capital of the Company at an exercise price of $0.77 per share, which expire on October 2, 2028.
●	On October 11, 2023, the Company announced that Kenneth McNaughton resigned as VP Exploration and will continue to serve as a director. Robert Hatch was appointed VP Exploration.
●	On November 2, 2023, the Company announced that drilling commenced at its Stockade Mountain Project.
●	On November 9, 2023, the Company granted share options to officers of the Company to purchase an aggregate of 1,110,000 Common Shares in the capital of the Company at an exercise price of $0.77 per share, which expire on November 9, 2028.
●	On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project.

2024 Highlights

●	On January 30, 2024, the Company reported the gold assay results for the first two drill holes at its Stockade Mountain Project. These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 grams per tonne (“g/t”) over 4 feet (1.2 meters) and several other gold intercepts of interest.
●	The Company restarted the drilling program at the Stockade Mountain Project in early January 2024. Extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays. The Company drilled a third hole to a depth of 736.7 feet (224.5 meters) prior to shutting down the drill program due to excessive disturbance caused by the drilling activity. A total of 2,435.9 feet (742.5 meters) were drilled in this program at the Stockade Mountain Project.
●	On March 25, 2024, the Company reported the gold assay results for the third and last drillhole at its Stockade Mountain Project. The third hole returned a high gold value of 9.32 g/t from a 2.7 foot (0.82 meter) interval of chalcedonic vein and breccia.
●	On June 3, 2024, the Company and Pediment, a subsidiary of URZ (formerly NGE) agreed to amend the terms of the Exploration and Option to Enter Joint Venture Agreement on the Kelly Creek Project. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 of E&E expenditures on the project by June 30, 2027 (previously June 30, 2025). The cumulative total includes E&E expenditures incurred on the project to date in the amount of $923,757.
●	On June 6, 2024, the Company and Julian Tomera Ranches, Inc., owners of mineral claims within the Kelly Creek Project, agreed to amend the terms of the mining lease agreement (the “Hot Pot Agreement”). Under this sixth amendment, the Company is subject to the following minimum payments:

Date	Fifth Amendment	Sixth Amendment	Status
September 16, 2021	$30,000	$30,000	Paid
September 16, 2022	$30,000	$30,000	Paid
September 16, 2023	$30,000	$30,000	Paid
September 16, 2024	$30,000	$20,000	Paid
September 16, 2025	$30,000	$20,000	Paid
September 16, 2026	$30,000	$25,000
September 16, 2027 and every year thereafter	$30,000	$30,000

●	On June 25, 2024, the Company provided an update on exploration activities at the Lone Mountain and Stockade Mountain projects.
●	On September 19, 2024, the Company granted share options to directors and consultants of the Company to purchase an aggregate of 225,000 Common Shares in the capital of the Company at an exercise price of $1.00 per share, which expire on September 19, 2029.
●	On September 20, 2024, the Company announced the appointment of Sandra MacKay to the Board of Directors (“Board”).
●	On September 20, 2024, the Company announced that it entered into a marketing agreement with i2i Marketing Group, LLC (“i2i”) for the purpose of providing various marketing services to the Company.
●	On September 23, 2024, the Company announced the passing of Benjamin Leboe, a director of the Company.
●	On September 30, 2024, the Company provided an update on exploration activities at the Lone Mountain, Stockade Mountain and Kelly Creek projects.

2025 Highlights

●	On May 7, 2025, Joseph Ovsenek, former Chairman and director of the Company, and Kenneth McNaughton, former director of the Company, did not stand for re-election as directors of the Company at the Annual General Meeting (“AGM”).
●	On May 7, 2025, Dennis Higgs was appointed CEO of the Company and Tom Yip was appointed Lead Director of the Company.
●	On May 9, 2025, the Company provided an update on exploration activities at the Lone Mountain, Stockade Mountain and Kelly Creek projects.
●	On September 26, 2025, the Company entered into a marketing agreement with i2i for the purpose of providing various marketing services to the Company. The agreement has an initial term of two months, commencing in October 2025, at a cost of $250,000.
●	On October 1, 2025, the Company provided an update on exploration activities at the Lone Mountain and Stockade Mountain projects.

Subsequent to December 31, 2025 Highlights

●	On February 10, 2026, the Company entered into an At-The-Market (“ATM”) Agreement with H. C. Wainwright & Co., LLC (the “Lead Manager”) as lead manager and Roth Capital Partners, LLC as co-manager. Under the terms of the ATM Agreement, the Company will be entitled to sell, at its sole discretion and from time to time as it may choose, Common Shares of the Company through the Lead Manager having an aggregate gross offering amount of up to $7,500,000. As of the date of this Annual Report, the Company has not issued any Common Shares under the ATM facility.

Project Spending

As of December 31, 2025, the Company has $5,145,112 (2024 – $4,077,474) of capitalized E&E expenditures on its mineral projects.

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

The Company has two material mineral properties, the Kelly Creek Project, a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada and the Stockade Mountain Project, located in Malheur County, Oregon.

To increase the opportunity for economic success, the Company entered into a mineral lease and option agreement, and staked additional claims at the Lone Mountain Project, located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada.

The Company is an exploration stage issuer. None of the Company’s mineral properties contain any known mineral resources or reserves.

Material Mineral Projects

Kelly Creek Project, Nevada, USA

The Kelly Creek Project is an exploration stage gold project. The project has no known mineral resources or reserves.

On July 7, 2020, the Company entered into the JV Agreement on the Kelly Creek Project, through the Company’s wholly owned subsidiary, Austin NV with Pediment, a subsidiary of URZ (formerly NGE), whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project. The project is located in Humboldt County, Nevada, and is situated on public lands administered by the BLM and on private lands. The Kelly Creek Project comprises 99 unpatented lode mining claims covering approximately 2.77 mi2 (7.16 km2) and approximately 5.49 mi2 (14.2 km2) of private land leased by Pediment. Barbara Carroll, C.P.G., as an independent consultant and qualified person (“QP”) as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and sub-part 1300 of Regulation S-K (“S-K 1300”) under the U.S. Securities Exchange Act of 1934, as amended, completed the Kelly Creek Technical Report which is available on the Canadian System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca. The Kelly Creek Technical Report is referenced for informational purposes only and is not incorporated herein by reference.

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

The Company has engaged professionals to review the geophysical data, the environmental mine permit issues, and to provide target evaluations for the Kelly Creek Project. Exploration work by the Company has included review of technical data, compilation of the exploration data in geographic information system (“GIS”) and three-dimensional (“3D”) programs, review of environmental issues affecting the project, writing of the NI 43-101 report, evaluation of targets, logistical planning of the drilling program, and permitting of drill sites with the BLM.

During the third quarter of 2022, the Company conducted a limited drill program at the Kelly Creek Project to drill test beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. The program consisted of a total of 3,485 feet (1,062 meters) of rotary-reverse circulation (“RC”) drilling in four holes. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned were 0.087 g/t and 0.056 g/t in five-foot (1.5 meter) intervals.

On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original combined land holdings and included the claims under the Genesis agreement. The entire Tomera Ranch private property has been retained. As a result of the termination of certain leases and claim holdings, the Company incurred a write-off of E&E assets of $353,456 which was recorded in the statement of loss and comprehensive loss for the year ended December 31, 2023.

On June 3, 2024, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. On June 6, 2024, as part of an underlying agreement within the Kelly Creek Project, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the Hot Pot Agreement. For further details on the amended terms, refer to note 10 of our audited consolidated financial statements as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (the “Consolidated Financial Statements”).

The Company is monitoring nearby competitor activity in this current high gold price environment and continues to assess the best options for further exploration of the Kelly Creek Project.

Stockade Mountain Project, Oregon, USA

The Stockade Mountain Project is an exploration stage gold project. The project has no known mineral resources or reserves.

On May 16, 2022, the Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) (“BMR Mineral Lease Agreement”) for exploration and mining rights on 261 unpatented lode mining claims that comprise the Stockade Mountain Project situated in Malheur County, Oregon. In November 2024, the Company located an additional 77 unpatented lode mining claims which brings the total area of the property to approximately 10.5 mi2 (27.22 km2).

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

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, including long intercepts of >0.2 g/t of gold. Four holes drilled higher-grade intercepts of:

●	10 feet (3 meters) averaging 1.1 g/t gold;
●	5 feet (1.5 meters) at 1.14 g/t gold;
●	15 feet (4.6 meters) averaging 1.1 g/t gold; and
●	15 feet (4.6 meters) averaging 1.385 g/t gold.

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

On November 2, 2023, the Company announced a diamond drilling program at the Stockade Mountain Project designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system. This is the first known use of diamond drilling on the property, which allowed the Company to have a better understanding of the host rocks and mineralization.

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

On February 28, 2025, the Company received permission from the Oregon WRD to drill a water well to produce water for exploration drilling and is planning to drill the well in 2026 to ensure water is available for future drilling campaigns.

The Company completed an in-depth review and modeling of a historical gradient-array induced polarization (“IP”)-resistivity survey which suggested that it was not suitable for imaging potential vein-hosting structures at depths of 200-300 meters, which are the target depths for this project. Accordingly, in the fourth quarter of 2025, the Company designed and completed a detailed geophysical Controlled Source Audio-frequency Magnetotellurics (“CSAMT”) survey to acquire better imaging of target structures. Data from the CSAMT survey is currently being plotted and interpreted by the Company’s consulting geophysicist and management team.

The RC drilling program anticipated for 2025 has been deferred to allow incorporation of the CSAMT results into drill targeting. The Company’s drilling program will be designed to test beneath known high-level gold/silver-bearing stockwork mineralization for high-grade vein deposits formed deeper in the hydrothermal system. All permits are in place to conduct the program, which will be subject to suitable drill availability and weather.

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

The following table presents the high, low and average AM and PM fixed prices in U.S. dollars for an ounce of gold on the London Bullion Market Association (source: www.lbma.org.uk/) over the past five years:

Year	High	Low	Average
2021	1,943	1,684	1,800
2022	2,039	1,629	1,791
2023	2,078	1,809	1,941
2024	2,784	1,985	2,387
2025	4,482	2,632	3,436

Cycles

Given the general weather conditions and exploration season in north central Nevada and south-eastern Oregon, the Company’s E&E expenditures on its mineral properties tend to be greater from April to December than in the rest of the year.

Other Non-Material Mineral Projects

Lone Mountain Project, Nevada, USA

On November 1, 2020, the Company, through its subsidiary Austin NV, entered into a mineral lease and option agreement with NAMMCO (“NAMMCO Mineral Lease Agreement”), a Wyoming General Partnership, for exploration and mining rights on 454 unpatented lode mining claims and six patented mining claims that comprise the Lone Mountain Project situated in Elko County, Nevada. On August 2, 2022, NAMMCO released its rights to the six patented mining claims and on August 3, 2022, the Company negotiated changes to the lease agreement on the Lone Mountain Project.

In November 2023, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO Mineral Lease Agreement that brought the total area of the property up to approximately 21.0 mi2 (54.4 km2). In November 2024, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO Mineral Lease Agreement. The total area of the property as of December 31, 2025 is now approximately 26.5 mi2 (68.7 km2).

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

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold-bearing jasperoids (silica-replaced limestone) on the north flank of Lone Mountain. Beginning in the 1960s, the Lone Mountain Project position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years.

Geology at the Lone Mountain Project consists of a broadly folded sequence of Paleozoic lithologies that are intruded by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountains thrust fault.

Erosion plus basin and range block faulting has created the “Lone Mountain window”, which is now a broad, west-plunging antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window – Carlin Mine; Bootstrap Window – Gold Strike Deposit; and Cortez Window – Cortez Hills. It is the lower plate carbonate rocks exposed in the windows that host significant “Carlin-Type” mineralization in these districts. The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan alteration and mineralization occur close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (antimony, arsenic, and zinc) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

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

Although significant historical exploration has been conducted at Lone Mountain, large areas of the project remain untested, or minimally tested, by drilling. Historical soil and stream sediment sampling programs revealed areas with strongly anomalous arsenic, antimony, thallium and mercury in structurally complex zones that have not been drilled.

In 2024, the Company completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Further analysis of data from the 2024 soil sampling program revealed unusual patterns for a few of the elements that are not normally used for Carlin-type gold deposit exploration. Re-assay of the samples has been completed with minimal overall change in the elements useful for Carlin-type gold deposit targeting. These results show significant enrichments of arsenic, antimony and thallium over large areas of the property that are associated with gold anomalies in the soils up to 0.128 g/t. The Company is in the process of incorporating the soil results with the detailed geological mapping and gravity geophysics surveys.

During the second quarter of 2025, the Company hired a geophysics contractor to expand on and provide more detail to a gravity survey conducted in 2023. The contractor’s work was completed in early July 2025 and compilation and analysis are ongoing. Additionally, the Company hired a consulting geologist to conduct geological mapping and rock chip sampling over the primary areas of interest.

The results of this work will be compiled and interpreted by the Company and its consulting geologists and geophysicist to target economic gold deposits for drilling.

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

On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2025, the Company incurred a write-off of E&E assets of $nil (2024 – $897; 2023 – $1,015,468) which was recorded in the consolidated statement of loss and comprehensive loss.

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

On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2025, the Company incurred a write-off of E&E assets of $959 (2024 – $3,393; 2023 – $883,862) which was recorded in the consolidated statement of loss and comprehensive loss.

C. Organizational Structure

The Company has the following organizational structure as at March 26, 2026:

Austin NV

On June 29, 2020, Austin NV was incorporated in Nevada, USA for operation of its mineral projects in the USA.

D. Property, Plant and Equipment and E&E Assets

Summary of Mineral Properties

The Company is an exploration stage issuer and currently has interests in three gold exploration properties, two located in the state of Nevada, including the Kelly Creek Project and the Lone Mountain Project, and one located in the state of Oregon, the Stockade Mountain Project. The Company’s considers the Kelly Creek Project and the Stockade Mountain Project to be material to the Company at the time of this Annual Report. The Company does not consider the Lone Mountain Project to be material to the Company at the time of this Annual Report. None of the Company’s properties currently have a known mineral resource or mineral reserve.

Mineral Property Locations

Figure 1:

Ownership Interests

●	The Company holds its interests in the Kelly Creek Project through Austin NV under the JV Agreement dated July 7, 2020 and as amended March 3, 2021, May 3, 2023 and June 3, 2024;
●	On November 1, 2020, the Company entered into the NAMMCO Mineral Lease Agreement for exploration and mining rights and access to certain mineral claims on the Lone Mountain Project situated in Elko County, Nevada. In November 2023 and November 2024, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO Mineral Lease Agreement; and
●	On May 16, 2022, the Company entered into the BMR Mineral Lease Agreement for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Project situated in Malheur County, Oregon.

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

As VP Exploration of the Company, Robert Hatch is compensated US$15,000 per month and has been granted the following options, all of which have vested in accordance with the terms of the option agreements:

●	33,333 options to purchase Common Shares of the Company exercisable at a price of C$3.00 per share and expiring on December 2, 2030;
●	76,667 options to purchase Common Shares of the Company exercisable at a price of US$0.9161 per share and expiring on October 27, 2027;
●	100,000 options to purchase Common Shares of the Company exercisable at a price of US$0.7671 per share and expiring on October 2, 2028; and
●	200,000 options to purchase Common Shares of the Company exercisable at a price of US$0.7671 per share and expiring on November 9, 2028.

Internal Controls

Our properties are all at an early stage of exploration, with no reserves, resources, or surface samples or drill penetrations that could be construed as being a potentially economic discovery. When conducting exploration that involves drilling, sampling, assaying, and the reporting of results from those activities, we have established sampling and analytical quality assurance and quality control (“QA/QC”) protocols consistent with industry standards. These protocols will include, but are not limited to:

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

Local Resources and Infrastructure

The Kelly Creek Project is situated in southeast Humboldt County, Nevada with significant resources in place to support the mining industry. Humboldt County itself is entirely rural, with one population center, Winnemucca, the county seat, located in the southeastern part of the county. Winnemucca is a historic ranching community which grew to support regional large-scale mining following the discovery of several substantial gold deposits in the 1980s.

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

There is no readily available year-round source of fresh water on the Kelly Creek Project. Seasonal surface water may be available from the local drainages during the rainy season, but these sources are dry for most of the year. Fresh water required for future exploration may be pumped from surface and/or groundwater sources provided through purchase agreements with nearby ranches. The Company’s and previous drilling campaigns utilized water from the Marigold mine, and another possible water source is the fire station in Valmy.

Property Claims and Option

The Kelly Creek Project comprises 99 unpatented lode mining claims held directly by Pediment covering approximately 2.77 mi2 (7.16 km2); and approximately 5.49 mi2 (14.2 km2) of private land leased by Pediment.

The Company holds its interest in the Kelly Creek Project through its Nevada subsidiary, Austin NV, under the JV Agreement with Pediment dated July 7, 2020 and as amended March 3, 2021, May 3, 2023 and June 3, 2024. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2027. The cumulative total includes E&E expenditures incurred on the project as of June 3, 2024 in the amount of $923,757.

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

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. On June 6, 2024, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the Hot Pot Agreement. Under the sixth amendment, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023	$30,000	Paid
September 16, 2024	$20,000	Paid
September 16, 2025	$20,000	Paid
September 16, 2026	$25,000
September 16, 2027 and every year thereafter	$30,000

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

Based on the geological setting, hydrothermal alteration, anomalous in gold, silver, arsenic, antimony, and mercury values encountered in water and drilling samples, and close spatial association with known gold deposits peripheral to the basin, the Kelly Creek Project has the potential to host sedimentary rock-hosted, disseminated gold deposit of either distal disseminated silver-gold deposits or Carlin-type carbonate-hosted gold-silver deposits.

There is no surface expression of alteration or mineralization present at the Kelly Creek Project. Bedrock units known to support mineralization nearby at Lone Tree and Marigold were encountered by RC and core drill holes across the project area which intersected broad areas of bleaching and argillization anomalous in gold, silver, arsenic, antimony, mercury, thallium and occasionally trace amounts of copper, lead and zinc commonly associated with Carlin-type hydrothermal systems. Oxidation extends to depths as great as 1,000 feet (300 meters) in several core holes.

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

The structural framework underlying the project area is based on projections of major zones of high-angle structures northward from exposures along the range front to the south combined with detailed gravity, CSAMT surveys, air magnetics, seismic geophysics and drilling over the gravel-covered project area. A pronounced, elongate north-northeast gravity high underlying the project area is bounded on the west by a steep gravity gradient strongly suggesting a north-north-east continuation of the mapped mineralized structural fabric underlying the Marigold district. The pronounced structural fabric can be traced from the range-front exposures through the project area for 8 miles (12 kilometers). The eastern flank of the gravity high is bounded by a slightly shallower gravity gradient, but still suggestive of a broad underlying structural fault zone that may host mineralization. The gravel-covered fault zone can be inferred from projections of mapped exposed areas 4 miles (6 kilometers) to the south along the entire eastern edge of the project northward for 7 miles (11 kilometers) to connect to the interpreted structural features responsible for the Hot Pot hot springs.

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

For the year ended December 31, 2025, the Company incurred $50,403 (2024 – $82,825) of E&E expenditures on the Kelly Creek Project.

The Company is monitoring nearby competitor activity in this current high gold price environment and continues to assess the best options for further exploration of the Kelly Creek Project.

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

Stockade Mountain Project, Oregon, USA

On May 16, 2022, the Company entered into the BMR Mineral Lease Agreement for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Project situated in Malheur County, Oregon.

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

Figure 3:

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property.

The Company is pursuing an exploration program which would include drilling, sampling, assaying, environmental monitoring, review of historical data and related activities described below.

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

Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024	$25,000	Paid
May 16, 2025	$25,000	Paid
November 16, 2025	$25,000	Paid
May 16, 2026	$25,000
November 16, 2026 And every six months thereafter	$25,000

The Company is required to incur minimum E&E expenditures on the property of $30,000 by May 16, 2023 (completed). On February 28, 2024, the Company executed an amendment to the BMR Mineral Lease Agreement eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

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

Gold/silver and high-level mercury mineralization at Stockade Mountain is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs. Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface. This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world. The hypothesized economic gold/silver veins at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1200 feet (183 to 366 meters) below the surface.

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, with the best intercept being:

●	260 feet (79.2 meters) averaging 0.937 g/t gold from 150 – 410 feet (45.7 – 125 meters), which includes:
o	78.7 feet (24 meters) averaging 1.560 g/t gold from 190 – 270 feet (58 to 82.3 meters).

Numerous other drill holes returned long intercepts of >0.2 g/t Au, and four drilled higher-grade intercepts of:

●	10 feet (3 meters) averaging 1.1 g/t gold;
●	5 feet (1.5 meters) at 1.14 g/t gold;
●	15 feet (4.6 meters) averaging 1.1 g/t gold; and
●	15 feet (4.6 meters) averaging 1.385 g/t gold.

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

Drilling

The Company’s drilling program was designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system. On November 2, 2023, the Company announced drilling at the Stockade Mountain Project. This was the first known use of diamond drilling on the property, which allowed the Company to have a better understanding of the host rocks and mineralization.

The Company’s diamond drilling program consisted of three diamond drillholes totaling 2,435.9 feet (742.5 meters). The Company announced the gold assay results from the first two drillholes at its Stockade Mountain Project on January 30, 2024. These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 g/t over 4 feet (1.2 meters) and several other gold intercepts of interest. Results from the third and last drill hole of the program, SM-24-04, were announced on March 25, 2024, and included a gold intercept of 9.32 g/t over 2.7 feet (0.82 meters). These results continued to demonstrate the strength of the hydrothermal system and the potential for significant gold mineralization within the project area.

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

Drill hole SM-23-01 was designed to confirm the assays and understand the geology in historical rotary-RC drill hole STKD-9. That hole intersected 260 feet (79.2 meters) of stockwork veining averaging 0.937 g/t gold from 150 to 410 feet (45.7 - 125 meters). In that same zone, the Company’s hole SM-23-01 penetrated 137.9 feet (42.1 meters) with a weighted average of 0.636 g/t gold, essentially confirming the historical drill hole results. The highest-grade interval is 4 feet (1.2 meters) averaging 8.19 g/t. The higher grade and longer overall interval in STKD-9 can be attributed to upgrading of the assays by washing away the clays in the samples by the rotary-RC drilling method and therefore biasing the samples with the veining and silicified breccias that would carry the gold values.

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

On February 28, 2025, the Company received permission from the Oregon WRD to drill a water well to produce water for exploration drilling and is planning to drill the well in 2026 to ensure water is available for future drilling campaigns.

The Company completed an in-depth review and modeling of a historical gradient-array IP-resistivity survey which suggested that it was not suitable for imaging potential vein-hosting structures at depths of 200-300 meters, which are the target depths for this project. Accordingly, in the fourth quarter of 2025, the Company designed and completed a detailed geophysical CSAMT survey to acquire better imaging of target structures. Data from the CSAMT survey is currently being plotted and interpreted by the Company’s consulting geophysicist and management team.

The RC drilling program anticipated for 2025 has been deferred to allow incorporation of the CSAMT results into drill targeting. The Company’s drilling program will be designed to test beneath known high-level gold/silver-bearing stockwork mineralization for high-grade vein deposits formed deeper in the hydrothermal system. All permits are in place to conduct the program, which will be subject to suitable drill availability and weather.

Lone Mountain Project, Nevada, USA

On November 1, 2020, the Company, through its subsidiary Austin NV, entered into the NAMMCO Mineral Lease Agreement for exploration and mining rights on 454 unpatented lode mining claims and six patented mining claims that comprise the Lone Mountain Project situated in Elko County, Nevada. On August 2, 2022, NAMMCO released its rights to the six patented mining claims and on August 3, 2022, the Company negotiated changes to the NAMMCO Mineral Lease Agreement on the Lone Mountain Project.

In November 2023, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO Mineral Lease Agreement that brought the total area of the property up to approximately 21.0 mi2 (54.4 km2). In November 2024, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO Mineral Lease Agreement. The total area of the property as of December 31, 2025 is now approximately 26.5 mi2 (68.7 km2).

Property Location and Access

Figure 4:

The Company’s Lone Mountain Project is located approximately 25 miles (40 kilometers) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located less than 20 miles (32 kilometers) northeast of the Carlin trend, and 10 miles (16 kilometers) south of the southern-most Jerritt Canyon deposits. The claim package covers parts of Townships 37-38N, Ranges 53-54E. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of paved highway and 6 miles (10 kilometers) of dirt road.

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property.

The Company continues to advance exploration with detailed geological mapping, geochemical sampling, and gravity geophysics in order to identify potential drill targets.

Local Resources and Infrastructure

The nearby town of Elko is a major hub city for exploration, development, and mining activities in Nevada. Accordingly, the project area is ideally situated to provide a local mining workforce and all infrastructure, contractor support, transportation, and suppliers that could be needed. Numerous hotels, motels, and restaurants are available for rotational workers as well.

Property Claims and Lease

The Lone Mountain Project consists of a total of 951 unpatented lode mining claims.

On September 15, 2020, the Company signed a Letter of Intent (the “LOI”) with NAMMCO. The LOI contemplated that the agreement will be a lease with option to purchase 454 unpatented lode mining claims located in Elko County, Nevada.

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

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid
November 1, 2025	$30,000	Paid
November 1, 2026 And every year thereafter(1)	$40,000

(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

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

Effective April 29, 2021 and August 3, 2022, the parties signed amendments to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfil the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	Completed
September 1, 2026	$300,000	Completed
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

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

The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan are also widespread. When viewed on a district scale the skarn-type alteration occurs close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (antimony, arsenic, and zinc) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Exploration History

Some of the historical exploration activities disclosed below were conducted on adjacent or inlier properties not controlled by the Company. All historical data was provided by NAMMCO under the NAMMCO Mineral Lease Agreement.

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

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold bearing jasperoids on the north flank of Lone Mountain. Beginning in the 1960s, the Lone Mountain Project position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years. A summary of exploration companies and their targets from the 1960s to 2006 is as follows:

●	1960s – Newmont Exploration Ltd. (“Newmont”)	North and South Jasperoid

●	1977-1980 – Freeport-McMoRan	Carlin Type (South Jasperoid)

●	1984-1985 – EXXON	Sedex Type (Rip Van Winkle-base metal)

●	1987-1988 – Inspiration	Skarn Target (Lone Wolf Hill)

●	1989-1990 – Tenneco	Skarn Target (Includes Lone Wolf Hill)

●	1992-1993 – Newmont (second time)	Carlin Type Target

●	1995 – Cordex	Skarn Panel/Monarch zone

●	1997 – Tri Origin (Homestake)	Carlin Type Target (South Jasperoid

●	1999 – Kennecott	Carlin Type (Monarch Zone)

Companies prior to 2006, for the most part, focused exploration on small target areas and conducted surface mapping, soil and rock sampling, geophysical surveys (magnetic, gravity and IP), and drilling. Records indicate 179 exploration holes were drilled totaling 84,690 feet (2,581 meters).

Teck Cominco American Inc. (“Teck”) was the first company to complete comprehensive data compilation and district-wide geochemistry and geophysical programs during their 2006 to 2008 leasehold. Beginning in 2006, Teck began a geologic compilation effort from which they created a complete digital database that is functional in the GIS environment. This was followed by district-scale geological, geochemical, and geophysical (magnetic survey) programs. New geological mapping was completed if historical mapping was insufficient. Based on the preliminary results Teck planned 14 drill holes for the 2007 exploration year but only four of the holes were drilled due to the late start of their program. In 2008, Teck divested themselves of all gold projects, world-wide, and all data and the digital database were returned to NAMMCO with no further drilling.

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

In 2024, the Company completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Further analysis of data from the 2024 soil sampling program revealed unusual patterns for a few of the elements that are not normally used for Carlin-type gold deposit exploration. Re-assay of the samples has been completed with minimal overall change in the elements useful for Carlin-type gold deposit targeting. These results show significant enrichments of arsenic, antimony and thallium over large areas of the property that are associated with gold anomalies in the soils up to 0.128 g/t. The Company is in the process of incorporating the soil results with the detailed geological mapping and gravity geophysics surveys.

During the second quarter of 2025, the Company hired a geophysics contractor to expand on and provide more detail to a gravity survey conducted in 2023. The contractor’s work was completed in early July 2025 and compilation and analysis are ongoing. Additionally, the Company hired a consulting geologist to conduct geological mapping and rock chip sampling over the primary areas of interest.

The results of this work will be compiled and interpreted by the Company and its consulting geologists and geophysicist to target economic gold deposits for drilling.

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

			For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Revenue	$—	$—	$—
Net loss	(1,615,866)	(3,078,731)	(4,000,671)
Net comprehensive loss	(1,615,866)	(3,078,731)	(4,000,671)
Loss per share - basic and diluted	(0.12)	(0.23)	(0.30)
Cash and cash equivalents	573,159	381,899	907,551
E&E assets	5,145,112	4,077,474	2,280,490
Total assets	8,399,262	9,512,870	12,005,240
Total liabilities	128,924	228,698	676,605
Cash dividends	$—	$—	$—

Year ended December 31, 2025 compared to the year ended December 31, 2024

Administrative expenses

For the year ended December 31, 2025, total administrative expenses were $1,775,331, a decrease of $1,637,109 compared to the comparable periods in 2024. The decrease was primarily due to lower share-based compensation and investor relations and marketing.

Investor relations and marketing

For the year ended December 31, 2025, investor relations and marketing expenses were $303,527, a decrease of $816,139 compared to the comparable periods in 2024. The decrease was due to decreased promotion, social media campaigns and marketing of the Company. In particular, the Company incurred $250,000 (2024 – $750,000) related to a marketing campaign completed by i2i.

Share-based compensation

For the year ended December 31, 2025, share-based compensation expense was $234,291, a decrease of $676,970 compared to the comparable periods in 2024. The movement in share-based compensation expense is the result of the timing and number of share options and warrants granted during the periods and the vesting conditions and fair value attributed to those share options and warrants.

Insurance

For the year ended December 31, 2025, insurance costs were $221,216, a decrease of $70,749 compared to the comparable periods in 2024. The decrease was due to a lower premium for directors and officers insurance upon renewal of the Company’s policy.

Professional fees

For the year ended December 31, 2025, professional fees were $236,758, a decrease of $34,793 compared to the comparable period in 2024. The decrease was primarily due to a third-party review of the Company’s compensation arrangements completed in the first quarter of 2024 and lower external auditor fees.

Shareholder information

For the year ended December 31, 2025, shareholder information costs were $15,914, a decrease of $27,147 compared to the comparable periods in 2024. The decrease was primarily due to costs incurred to change transfer agents which was completed in the second quarter of 2024.

Management salaries and consulting fees

For the year ended December 31, 2025, management salaries and consulting fees were $611,800, a decrease of $19,676 compared to the comparable periods in 2024. The decrease was primarily due to the weakening Canadian dollar as management salaries and consulting fees are paid in CAD.

Interest and finance income

For the year ended December 31, 2025, interest and finance income was $166,404, a decrease of $172,508 compared to the comparable periods in 2024. The decrease was primarily due to lower principal amounts invested and lower interest rates on reinvestment of short-term investments. Interest and finance income is primarily earned from the investment in short-term investments at fixed interest rates using the proceeds generated by the Company’s initial public offering (“IPO”) in May 2022.

Net loss and comprehensive loss

For the year ended December 31, 2025, net loss and comprehensive loss was $1,615,866, a decrease of $1,462,865 compared to the comparable periods in 2024. The decrease was primarily driven by lower corporate administrative expenses partially offset by interest and finance income.

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

B. Liquidity and Capital Resources

Cash flows

Year ended December 31, 2025 compared to the year ended December 31, 2024

For the year ended December 31, 2025, cash flows used in operating activities were $1,475,148, a decrease of $979,399 compared to the comparable periods in 2024. The decrease was primarily due to lower corporate administrative costs.

For the year ended December 31, 2025, cash flows generated by investing activities were $1,323,514, a decrease of $612,049 compared to the comparable period in 2024. The decrease was due to a decrease in the redemption of short-term investments of $3,900,000 and a decrease in interest received of $183,599. This was partially offset by a decrease in expenditures on E&E assets of $910,550 and a decrease in short-term investments purchased of $2,550,000.

For the year ended December 31, 2025, cash flows generated by financing activities were $339,532, an increase of $339,532 compared to the comparable period in 2024. The increase was due to proceeds from the exercise of share options during the period.

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

Liquidity, capital resources and going concern

The Company has not generated revenue or cash flows from its operations to date. As at December 31, 2025, the Company has an accumulated deficit of $11,715,119 (December 31, 2024 – $10,099,253) since inception and has a working capital (current assets less current liabilities) surplus of $3,096,122 (December 31, 2024 – $5,184,549). The operations of the Company have primarily been funded by the issuance of Common Shares.

Subsequent to December 31, 2025, on February 10, 2026, the Company entered into an ATM Agreement with H. C. Wainwright & Co., LLC as Lead Manager and Roth Capital Partners, LLC as co-manager. Under the terms of the ATM Agreement, the Company will be entitled to sell, at its sole discretion and from time to time as it may choose, Common Shares of the Company through the Lead Manager having an aggregate gross offering amount of up to $7,500,000. As of the date of this Annual Report, the Company has not issued any Common Shares under the ATM facility.

The Company has incurred losses to date, has limited financial resources and has no current source of revenue or cash flow from operating activities. The Company does not have sufficient working capital at this time to fund its planned operations for the next 12 months. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs, or relinquish some or all of its rights under existing mineral lease and option agreements.

The above factors give rise to material uncertainties that raise substantial doubt on the Company’s ability to continue as a going concern.

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

As at December 31, 2025, the BMR Agreement is not in effect for any of the Company’s mineral projects.

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

Material Accounting Policy Information

A summary of material accounting policy information of the Company is presented in note 3 of the Consolidated Financial Statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles under IFRS Accounting Standards and have been consistently applied in the preparation of the financial statements. The Company’s material accounting policies include:

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

Marketable securities

Marketable securities comprise common shares of publicly traded companies. Marketable securities are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Changes in fair value at each reporting date are included in the consolidated statement of loss and comprehensive loss as an unrealized fair value gain (loss) on marketable securities.

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

Significant accounting policy judgments include:

●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain; and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2025.

Significant sources of material estimation uncertainty include:

The determination of the fair value of share options issued by the Company.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Company’s senior management as of March 26, 2026.

Number of Shares
Beneficially
Owned,
		Company	Controlled
Name, Office Held and	Principal Occupations	Position(s)	or Directed as of
Municipality of Residence	During Past Five Years	Held Since	March 26, 2026
Dennis Higgs	President, Secretary and sole owner of Ubex Capital Inc.;	April 21, 2020	3,054,001
Age: 68	Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR) from June 2015 to present.
CEO
(non-independent)
Vancouver, BC, Canada
Robert Hatch	President and sole owner of Volcanic Gold & Silver LLC.	October 2, 2023	250,000
Age: 71
VP Exploration
Reno, Nevada, USA
Darcy Higgs	VP Business Development of the Company since August 2023, various other roles since April 2020;	April 21, 2020	2,116,667
Age: 66	Director of URZ (formerly NGE) (TSX.V: URZ);
VP Business Development	Interim CEO of URZ (formerly NGE) (TSX.V: URZ) from December 2023 to May 2024 and December 2025 to present;
Vancouver, BC, Canada	Consultant and investor.
Grant Bond	CFO of Tudor Gold Corp. (TSX.V: TUD) from July 2025 to present;	October 1, 2022	—
Age: 40	CFO of P2 Gold Inc. (TSX.V: PGLD) from June 2021 to present;
CFO	CFO of RZOLV Technologies Inc. (formerly Innovation Mining Inc.) (TSX.V: RZL) from March 2023 to November 2025;
Burnaby, BC, Canada	Corporate Controller of Pretium Resources Inc. from August 2017 to June 2021.
Tom Yip	Director of P2 Gold Inc. (TSX.V: PGLD) from May 2021 to present;	September 3, 2020	—
Age: 68	Director of Hemlo Mining Corp. (TSX.V: HMMC) from November 2025 to present;
Lead Director (independent)	CFO of P2 Gold Inc. from December 2020 to June 2021.
Highlands Ranch,
Colorado, USA
Barbara Filas	Director of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR) from March 2018 to present;	August 18, 2020	—
Age: 70	Self-employed mining and environmental consultant.
Director (independent)
Grand Junction, Colorado, USA
Guillermo Lozano-Chávez	Self-employed geological consultant.	October 19, 2020	—
Age: 69
Director (independent)
Dallas, Texas, USA
Sandra MacKay	Head of Legal at Engineered Intelligence Inc. from March 2026 to present;	September 19, 2024	—
Age: 66	Director of URZ (formerly NGE) (TSX.V: URZ) from February 2024 to present;
Director (independent)	Global Vice President, Legal for Copperleaf Technologies Inc. from 2022 to January 2025;
Vancouver, BC, Canada	Director of the Company from August 2020 to February 2022.

A brief profile of each of the Directors and senior management is given below:

Dennis Higgs, B.Com - CEO

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

Darcy Higgs, B.Com – VP Business Development

Darcy Higgs has over forty years of experience in capital markets. He was registered in Canada and the USA and acted as a consultant to one of the largest private equity firms in China, including guiding its $75 million investment in Pretium Resources Inc. Mr. Higgs has been a director of URZ (formerly NGE) since January 2022 and was interim CEO from December 2023 to May 2024 and from December 2025 to present. Mr. Higgs has a Bachelor of Commerce (Finance) from the University of British Columbia.

Grant Bond, B.Sc., CPA, CA – CFO

Mr. Bond is a Chartered Professional Accountant (CPA, CA) with more than 15 years of financial management experience in the mining industry. He has an extensive background in financial and risk management, financial reporting and SOX compliance. He currently serves as the CFO of P2 Gold Inc. and Tudor Gold Corp., exploration mining companies listed on the TSX Venture Exchange. He was also CFO of RZOLV Technologies Inc. (formerly Innovation Mining Inc.) from March 2023 until it went public on the TSX Venture Exchange in October 2025. Before this, he was the Corporate Controller at Pretium Resources Inc., responsible for managing the accounting and financial reporting functions as Pretium Resources Inc. evolved from an explorer to a profitable intermediate gold producer. Mr. Bond began his career in the assurance group at PricewaterhouseCoopers LLP, primarily focusing on operating and exploration mining clients. He holds a Diploma in Accounting and Bachelor of Science from the University of British Columbia.

Tom Yip, CPA, CA – Lead Director (independent)

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

Barbara Filas, P.E., Q.P. –Director (independent)

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

Guillermo Lozano-Chávez, M.Sc., MBA –Director (independent)

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

Sandra MacKay –Director (independent)

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

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Dennis Higgs	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Tom Yip	P2 Gold Inc. (TSX. V: PGLD)
Hemlo Mining Corp. (TSX.V: HMMC)
Barbara Filas	Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR)
Guillermo Lozano-Chavez	Silver Dollar Resources Inc. (CSE: SLV)
Sandra MacKay	URZ3 Energy Corp. (formerly Nevada Exploration Inc.) (TSX. V: URZ)

Interlocking Boards and CEO Board restriction

The following directors of the Company currently serve on interlocking boards:

●	Dennis Higgs and Barbara Filas serve together on the board of Energy Fuels Inc.
●	Darcy Higgs and Sandra MacKay serve together on the board of URZ (formerly NGE).

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

Dennis Higgs and Darcy Higgs are brothers.

B. Compensation

Executive Compensation

The following table contains compensation data for our named executive officers for the current fiscal year. In this section “Named Executive Officer” or “NEO” means the CEO and each of the two most highly compensated executive officers, other than the CEO, who were serving as executive officers for the fiscal year ended December 31, 2025 and whose total salary and bonus exceeds $100,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

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

Summary Compensation Table

					Option			All Other
		Salary	Bonus		Awards			Compensation		Total
Name and Principal Position	Year	($)	($)		($)			($)		($)
(a)	(b)	(c)		(d)		(f)			(i)	(j)
Dennis Higgs	2025	$261,731	$	nil	$	nil		$	nil	$261,731
CEO	2024	$267,366	$	nil	$	nil		$	nil	$267,366
	2023	$255,607	$	nil		$455,367	(1,2)	$	nil	$710,974
Robert Hatch(3)	2025	$180,000	$	nil	$	nil		$	nil	$180,000
VP Exploration	2024	$180,000	$	nil	$	nil		$	nil	$180,000
	2023	$45,000	$	nil		$182,147	(1,2)	$	nil	$227,147
Darcy Higgs	2025	$175,946	$	nil	$	nil		$	nil	$175,946
VP Business Development	2024	$179,636	$	nil	$	nil		$	nil	$179,636
	2023	$173,939	$	nil		$204,783	(1,2)	$	nil	$378,722
Grant Bond(4)	2025	$64,236	$	nil	$	nil		$	nil	$64,236
CFO	2024	$67,072	$	nil	$	nil		$	nil	$67,072
	2023	$69,806	$	nil		$182,147	(1,2)	$	nil	$251,953

(1)

Amounts reflect share options granted to the NEOs. The value of share options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values are calculated using a Black-Scholes option pricing model using a share price of $0.7671, a volatility indicator of 134.29%, risk free interest rate of 4.72%, expected life of five years and expected dividend yield of $nil.

(2)

Amounts reflect share options granted to the NEOs. The value of share options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values are calculated using a Black-Scholes option pricing model using a share price of $0.7671, a volatility indicator of 132.62%, risk free interest rate of 4.65%, expected life of five years and expected dividend yield of $nil.

(3)	Robert Hatch was appointed VP Exploration on October 2, 2023.
(4)	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO.

Narrative Disclosure to Summary Compensation Table

Employment Agreements and Arrangements

As of the date of this Annual Report, the Company has the following employment agreements and arrangements:

●	The Company has an employment agreement with Dennis Higgs for his services in the role of CEO with an annual salary of C$360,000.

●	The Company has an employment agreement with Darcy Higgs for his services in the role of VP Business Development with an annual salary of C$240,000.
●	The Company has a consulting arrangement with Volcanic Gold & Silver LLC, a private company wholly owned by Robert Hatch, for his services in the role of VP Exploration for a fee of $15,000 per month.
●	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$9,084 per month.

Oversight and description of Named Executive Officer compensation

Compensation objectives are established by the Compensation Committee and include the following:

●	attracting and retaining highly-qualified individuals;
●	creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the shareholders; and
●	ensuring competitive compensation that is also affordable for the Company.

The compensation program is designed to provide competitive levels of compensation. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, the Company’s directors and Named Executive Officers may receive compensation that is comprised of three components:

●	salary, wages or contractor payments;
●	share options, restricted share units, and deferred share unit grants and awards; and
●	bonuses.

The objectives and reasons for this system of compensation are to allow the Company to remain competitive compared to its peers in attracting experienced personnel.

In late 2023, the Company engaged Lane Caputo Compensation Inc. (“Lane Caputo”) for a review of the Company’s compensation arrangements for its Named Executive Officers and non-executive directors, and to highlight any changes required to align pay elements and/or strategy with both current market practices and the Company’s business strategy. Lane Caputo is an executive compensation consulting firm specializing in executive and board of director compensation reviews, strategic short- and long-term incentive design and executive retention issues, and compensation and executive contract issues surrounding merger and acquisition transactions. For the year ended December 31, 2024, the Company incurred fees of C$32,000 (2023 – nil) for Lane Caputo’s services. The Company did not complete a third-party review of compensation in 2025.

Share option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the shareholders, although the level of reward provided by a particular Option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. At the time of this Annual Report, the Company does not have a formal bonus plan. As at the date of this Annual Report, the Company has adopted an Incentive Compensation Recovery Policy (as defined below) to allow the Company to claw-back bonuses or any other payments for inappropriate behavior, including financial statement misstatements.

As a junior mineral exploration company, the Company remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Outstanding Equity Awards at Fiscal Year-end

A summary of the number and the value of the outstanding equity awards as of December 31, 2025, held by the Named Executive Officers is set out in the table below.

		Number of	Number of
		securities	securities
		underlying	underlying
		unexercised	unexercised	Option
		options	options	exercise	Option
		(#)	(#)	price	expiration
Name	Grant Date	exercisable	unexercisable	($)	date
Dennis Higgs	12/2/2020	33,333	—	2.19	12/2/2030
CEO	10/27/2022	41,667	—	0.92	10/27/2027
	10/02/2023	250,000	—	0.77	10/02/2028
	11/09/2023	500,000	—	0.77	11/09/2028
Robert Hatch	12/2/2020	33,333	—	2.19	12/2/2030
VP Exploration	10/27/2022	76,667	—	0.92	10/27/2027
	10/02/2023	100,000	—	0.77	10/02/2028
	11/09/2023	200,000	—	0.77	11/09/2028
Darcy Higgs	12/2/2020	33,333	—	2.19	12/2/2030
VP Business Development	10/27/2022	41,667	—	0.92	10/27/2027
	10/02/2023	125,000	—	0.77	10/02/2028
	11/09/2023	210,000	—	0.77	11/09/2028
Grant Bond	10/27/2022	110,000	—	0.92	10/27/2027
CFO	10/02/2023	100,000	—	0.77	10/02/2028
	11/09/2023	200,000	—	0.77	11/09/2028

Director Compensation

Our directors received $74,667 compensation in the fiscal year ended December 31, 2025. The following table sets forth the compensation granted to our directors who are not also executive officers for the fiscal year ended December 31, 2025. Compensation to directors that are also executive officers is detailed above and is not included on this table.

	Fees
	earned
	or paid	Option		All other
	in cash	award(1)		compensation		Total
Name	($)	($)		($)		($)
(a)	(b)		(d)		(g)		(h)
Tom Yip(1)	$20,667	$	nil	$	nil		$20,667
Barbara Filas	$18,000	$	nil	$	nil		$18,000
Guillermo Lozano-Chávez	$18,000	$	nil	$	nil		$18,000
Sandra MacKay	$18,000	$	nil	$	nil		$18,000
Joseph Ovsenek(2)	$ nil	$	nil	$	nil	$	nil
Kenneth McNaughton(2)	$ nil	$	nil	$	nil	$	nil

(1)	On May 7, 2025, Tom Yip was appointed Lead Director of the Company which resulted in an increase in directors fees earned from $1,500 per month to $1,833.33 per month as approved by the Board.
(2)	On May 7, 2025, Joseph Ovsenek and Kenneth McNaughton did not stand for re-election as directors of the Company at the AGM of the shareholders.

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

Audit	Governance and Nominating (“G&N”)	Compensation

Tom Yip (Chair)	Guillermo Lozano-Chávez (Chair)	Sandra MacKay (Chair)
Barbara Filas	Sandra MacKay	Barbara Filas
Sandra MacKay	Tom Yip	Tom Yip

Corporate Disclosure	Environmental, Health & Safety (“EH&S”)

Dennis Higgs	Barbara Filas (Chair)
Darcy Higgs	Guillermo Lozano-Chávez
Grant Bond	Dennis Higgs
Robert Hatch

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

Principal Executive Officer Succession Planning

There is currently no formal process in place to manage succession planning for the position of Principal Executive Officer (currently, the CEO). The Board does not believe at this time that the Company is dependent upon any one of the individual Executives, including the CEO so as to require a formal succession plan. It is envisaged that a member of the Executive or the Board would temporarily assume the position and duties of CEO on an interim basis should the need arise while a search for a suitable candidate was undertaken.

Ethical Business Conduct

The Board monitors the ethical conduct of the Company and ensures that it complies with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. The Company has a Code of Business Conduct and Ethics for members of the Board which can be found on the Company’s website at www.austin.gold.

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

Complaints Procedures

The Company has also adopted specific procedures to receive complaints and submissions relating to accounting matters (the “Whistleblower Policy”), which outlines complaint procedures for financial concerns and other corporate issues. Under the Whistleblower Policy, the Chair of the Audit Committee has been appointed to receive complaints and submissions regarding accounting, internal accounting controls, auditing matters and other concerns.

Excluding complaints or submissions made directly to the Chair of the Audit Committee regarding financial, accounting or auditing matters, the Board does not formally monitor compliance with the Codes. Management is responsible to report to the Audit Committee when they become aware of any breaches or alleged breaches of the Codes and complaints made by suppliers or employees against the Company or any director, employee or officer. In the event of a violation of any of the Code of Conduct and Business Ethics, the applicable committee of the Board will investigate the breach or alleged breach and, if appropriate, recommend corrective disciplinary action, including, if warranted, termination of employment. In the event that a breach or alleged breach relates to financial, accounting or auditing issues, the Chair of the Audit Committee and Audit Committee will share responsibility to investigate the matter.

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

Director Independence

The Board evaluates the independence of each nominee for election as a director of our Company in accordance with the listing rules of the NYSE American set forth in the NYSE American Company Guide. Pursuant to these rules, a majority of our Board must be “independent directors” within the meaning of the NYSE American Company Guide, and all directors who sit on our Audit Committee, G&N Committee and Compensation Committee must also be independent directors.

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

As a result, the Board has affirmatively determined that each of Tom Yip, Barbara Filas, Guillermo Lozano-Chávez and Sandra MacKay are independent in accordance with the NYSE American listing rules. The Board has also affirmatively determined that all members of our Audit Committee, G&N Committee and Compensation Committee are independent directors.

G&N Committee

The Board has established a G&N Committee that is comprised entirely of independent directors; this committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. The current members of the G&N Committee are: Guillermo Lozano-Chávez (Chair), Sandra MacKay and Tom Yip. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

The responsibilities and powers of the G&N Committee are set out in its written charter, and include, among other things:

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

The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

Compensation

●	Consider annually the compensation philosophy and guidelines for the Company. This shall include:
o	reviewing and recommending for approval by the Board the compensation philosophy and structure, including the Company’s short-term and long-term incentive plans and benefits, for the CEO of the Company and the other officers reporting to the CEO;
o	establishing the appropriate methodology to determine compensation and the compensation amounts being cash, non-cash and/or equity related for the Company’s Executive Management;
o	establishing peer groups of comparable companies and targeting competitive positioning for the Company’s compensation programs; and
o	considering the implications of the potential risks associated with the Company’s compensation policies and programs.
●	Lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.
●	In consultation with the CEO, review the CEO’s assessment of Non-CEO Executive Management and fix the compensation of each member of Executive Management for recommendation to the Board for approval.
●	In consultation with the CEO, review and make recommendations to the Board for its approval on:
o	all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management;
o	benefit plans applicable to Executive Management including levels and types of benefits; and
o	any share option plan, restricted share plan, performance share plan or other similar equity-based plan and the granting/awarding of any amounts under such plans.
●	Review and recommend for approval any agreements providing for the payment of benefits following a change of control of the Company or severance of Executive Management following a termination of employment.

●	Annually review the Directors’ compensation program and make any recommendations to the Board for approval.

Human Resources

●	In consultation with the CEO, develop the Company’s human resources strategy that supports its business strategy;
●	Review the human resources organizational structure and report any significant organizational changes to the Board;
●	At least once annually, together with the CEO, review and approve or determine, succession plans for the executive officers other than the CEO, including specific plans and career planning for potential successors;
●	Review and recommend to the Board any proposed appointment of any person as an officer of the Company, and to the extent necessary, collaborate with the G&N Committee of the Board in the confirmation of the corporate and executive officers of the Company annually;
●	Review and approve any agreements between the Company and senior management employees, other than the CEO, that address terms of employment, responsibilities, compensation, retirement, termination or other special conditions;
●	Review and recommend to the Board for approval any agreement between the Company and the CEO that addresses terms of employment, responsibilities, compensation, retirement, termination or other special conditions;
●	Monitor strategic labour and social issues, such as inclusion, diversity, employment opportunity and employment assistance programs; and
●	Review and monitor the Company’s practices for supporting diversity in the workplace, as well as making recommendations to the Board on matters relating to corporate diversity.

Disclosure Obligations

●	Review executive compensation disclosure before the Company publicly discloses such information;
●	Report annually to the Company’s shareholders, through the Company’s annual report on Form 20-F (or Form 10-K, as the case may be) or Schedule 14A proxy statement, as applicable, on the Company’s approach to compensation.

The Company has not completed an assessment of potential risks associated with the Company’s compensation policies and practices as of the date of this Annual Report. The Compensation Committee is responsible for annually reviewing the Company’s compensation arrangements, as set out above, and may determine to undertake such an assessment during a later period.

EH&S Committee

The Company has established an EH&S Committee, which is currently comprised of Barbara Filas (Chair), Guillermo Lozano-Chávez and Dennis Higgs.

The EH&S Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

●	Review periodically the health, safety, environmental and social responsibility policies of the Company and recommend to the Board any improvements to such policies that the Committee considers necessary or valuable.
●	Monitor the health, safety, environmental and social responsibility policies and activities of the Company to ensure that the Company is in compliance with applicable laws.
●	Review quarterly reports by management on health, safety, environmental and social responsibility issues.
●	Review all updates, notices or significant events in respect of health, safety, environmental and social matters that the executive team provides to the Chair of the Committee.

●	Encourage, assist, support and counsel management in developing short- and long-term policies, procedures and standards to ensure that the principles set out in the health, safety, environmental and social responsibility policies are being adhered to and achieved.
●	Review periodically health, safety, environmental and social responsibility compliance issues and incidents to determine whether the Company is taking appropriate action in respect of those matters and whether the Company has been appropriately diligent in carrying out its responsibilities and activities in that regard.
●	Review results of health, safety, environmental and social responsibility programs and ensure that risks and impacts are identified and that sufficient resources are allocated to address the identified risks and impacts.
●	Make periodic visits, as individual members or as the Committee, to corporate locations in order to become familiar with the nature of the operations, and to review relevant objectives, procedures and performance with respect to health, safety, environmental and social responsibility performance.
●	Report regularly to the Board on matters pertinent to the Company and the Committee, including:
o	following meetings of the Committee;
o	with respect to those matters that are relevant to the Committee’s and the Company’s discharge of its health, safety, environmental and social responsibilities; and
o	with respect to those recommendations that the Committee may deem appropriate or required. The report to the Board may take the form of an oral or written report by the Chair of the Committee or any other member of the Committee designated by the Committee to make such report.
●	Perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter. In addition, the Committee shall review and reassess annually the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in the manner it deems appropriate.
●	The Committee shall have access to such officers, employees, independent consultants and advisors of the Company, and to such information with respect to the Company as it considers necessary in order to perform its duties and responsibilities. The Committee shall have sole authority to retain, terminate and pay reasonable compensation to any outside advisor that the Committee determines necessary to permit the Committee to carry out its duties.

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

Communications and Corporate Disclosure

The Company has established a Corporate Disclosure Committee, which is currently comprised of Dennis Higgs, Robert Hatch, Darcy Higgs and Grant Bond.

The Corporate Disclosure Committee has adopted a Communications and Corporate Disclosure Policy, pursuant to which the Corporate Disclosure Committee has as its responsibilities, among other things:

●	Ensure appropriate systems, processes and controls for disclosure are in place;
●	Ensure the proper and timely completion and filing of technical reports, if necessary;
●	Review all news releases and Core Disclosure Documents (as defined in the policy) to ensure that they are accurate and complete in all respects prior to their release or filing;

●	Review and update, if necessary, the Corporate Disclosure Policy as needed, to ensure compliance with changing regulatory requirements, subject to approval by the Board; and
●	Report to the Board.

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

D. Employees

As at the date of this Annual Report, the Company currently has three employees and engages one consultant to provide senior management leadership and technical and geological services to the Company. As at the date of this Annual Report, the Company has the following employment agreements and arrangements:

●	The Company has an employment agreement with Dennis Higgs for his services in the role of CEO with an annual salary of C$360,000.
●	The Company has an employment agreement with Darcy Higgs for his services in the role of VP Business Development with an annual salary of C$240,000.
●	The Company has a consulting arrangement with Volcanic Gold & Silver LLC, a private company wholly owned by Robert Hatch, for his services in the role of VP Exploration for a fee of $15,000 per month.
●	The Company has a financial services agreement with P2 Gold Inc. for the services of Grant Bond in his role as CFO for a fee of C$9,084 per month.

None of our employees or consultants are members of a labor union.

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management, including shares they have control or direction over, as at March 26, 2026 were as follows:

Name	Common Shares
Dennis Higgs	3,054,001
CEO
Darcy Higgs	2,116,667
VP Business Development
Robert Hatch	250,000
VP Exploration
Total	5,420,668
Ownership of the Company	39.59%

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

(b)	Share purchase options outstanding as of March 26, 2026:

Name	Exercise Price	Expiry Date	Number of Options
Dennis Higgs	$2.19	December 2, 2030	33,333
CEO	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	250,000
	$0.77	November 9, 2028	500,000
Robert Hatch	$2.19	December 2, 2030	33,333
VP Exploration	$0.92	October 27, 2027	76,667
	$0.77	October 2, 2028	100,000
	$0.77	November 9, 2028	200,000
Darcy Higgs	$2.19	December 2, 2030	33,333
VP Business Development	$0.92	October 27, 2027	41,667
	$0.77	October 2, 2028	125,000
	$0.77	November 9, 2028	210,000
Grant Bond	$0.92	October 27, 2027	110,000
CFO	$0.77	October 2, 2028	100,000
	$0.77	November 9, 2028	200,000
Tom Yip	$2.19	December 2, 2030	83,333
Lead Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Barbara Filas	$2.19	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Guillermo Lozano-Chavez	$2.19	December 2, 2030	83,333
Director	$0.92	October 27, 2027	26,667
	$0.77	October 2, 2028	90,000
Sandra MacKay	$1.00	September 19, 2029	200,000
Director

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

The Company has adopted an incentive compensation recovery policy effective November 8, 2023 (referred to as the “Incentive Compensation Recovery Policy”), which was subsequently reviewed and approved by the Compensation Committee of the Board on February 26, 2026, as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Form 20-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the Company’s knowledge, as at March 26, 2026, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial Owner Name	Number of Shares Held		Percentage of Issued Shares(1)
Dennis Higgs	3,054,001	(2)	22.30%
Darcy Higgs	2,116,667	(3)	15.46%
Total	5,170,668		37.76%

(1)	Based on 13,693,001 Common Shares issued and outstanding as of March 26, 2026.
(2)	Dennis Higgs holds 2,996,501 Common Shares directly and 57,500 Common Shares indirectly via Ubex Capital Inc.
(3)	Darcy Higgs holds 1,926,667 Common Shares directly and has control or direction over 90,000 Common Shares via Santorini Investment Corp., and 100,000 Common Shares via his daughters Danielle and Jessica Higgs.

All shareholders have the same voting rights as all other shareholders of the Company.

According to our share register and information received from our registrar on March 24, 2026, the Common Shares of the Company held by registered shareholders were held in the following geographic locations:

Geographic Location based on the share register only	Number of shares held	Percentage of issued shares
Canada	3,866,668	28.24%
Germany	116,667	0.85%
USA	252,502	1.84%
Total	4,235,837	30.93%

4,235,837 Common Shares of the Company, as on March 24, 2026, are held by a total of 8 registered shareholders.

The Company is not aware of any arrangement which may at some subsequent date result in a change of control of the Company.

B. Related Party Transactions

No related party transactions exist, other than disclosed in note 14 of the Consolidated Financial Statements.

Key management includes the Company’s directors and officers including its CEO, VP Exploration, VP Business Development and CFO.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Management salaries and consulting fees	$687,877	$694,074	$544,352
Share-based compensation	$255,921	$993,611	$472,236
Directors’ fees	$75,329	$73,647	$72,863
	$1,019,127	$1,761,332	$1,089,451

For the year ended December 31, 2025, the Company’s officers were reimbursed $367,077 (2024 – $338,837; 2023 – $57,102) for expenditures incurred in the normal course of business on behalf of the Company.

For the year ended December 31, 2025, the Company incurred $64,236 (2024 – $67,072; 2023 – $69,806) of expenditures from P2 Gold Inc. under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the consolidated statement of loss and comprehensive loss.

As at December 31, 2025, accounts payable and accrued liabilities include $30,556 (2024 – $32,979) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project and owns 89,240 common shares of URZ (formerly NGE). During the year ended December 31, 2024, the Company purchased $11,000 of exploration equipment from URZ (formerly NGE). As at December 31, 2025, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). Subsequent to December 31, 2025, on January 1, 2026, the VP Business Development was appointed interim Chief Executive Officer and President of URZ (formerly NGE). He also served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2025 and 2024 and the related consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023. The audit reports of Manning Elliott LLP are included therein.

Reference is made to the Consolidated Financial Statements that are filed as part of this Annual Report on pages F-1 – F-29.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2025, nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the year ended December 31, 2025, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

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

C. Material Contracts

The Company is party to the following contracts which management currently considers to be material to the Company and our assets and operations.

●	Joint Venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project, as amended.
●	NAMMCO Mineral Lease Agreement for the Lone Mountain Project, as amended.
●	BMR Mineral Lease Agreement for the Stockade Mountain Project, as amended.

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

E. Taxation

Certain Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership or disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Convention”), and U.S. court decisions that are in effect and available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to Common Shares; (i) are partnerships or other “pass-through” entities (and partners or other owners thereof); (j) are S corporations (and shareholders thereof); (k) are U.S. expatriates or former long-term residents of the United States; (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (m) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the tax consequences to any such entity, arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 (a) of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect to be a PFIC for our current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status and the PFIC status of each of our non-U.S. subsidiaries for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made in respect of us or any of our non-U.S. subsidiaries. If we are a PFIC for any tax year during which a U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each of our non-U.S. subsidiaries.

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

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) “excess distributions” on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of Common Shares will depend on whether and when the U.S. Holder makes elections to treat us and each of our Subsidiary PFICs, if any, as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to its Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code with respect to: (a) any gain recognized on the sale or other taxable disposition of Common Shares; and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, if we were to constitute a PFIC during a Non-Electing U.S. Holder’s holding period of Common Shares, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of shares of a Subsidiary PFIC), and any “excess distribution” received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder owns Common Shares and we cease to be a PFIC, a Non-Electing U.S. Holder may terminate our ongoing deemed PFIC status with respect to its Common Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information, including a PFIC Annual Information Statement, that such U.S. Holders require to make a QEF Election with respect to us or any of our subsidiaries which is also a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to us or any of our non-U.S. subsidiaries. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to its Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. There can be no assurance that the Common Shares will be “regularly traded” in the current or any subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in the Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock is not itself marketable. Hence, the Mark-to-Market Election would not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event we are a PFIC during such U.S. Holder’s holding period for the relevant Common Shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

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

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (refer to the “Sale or Other Taxable Disposition of Common Shares” section below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. If we are not classified as a PFIC in the tax year of distribution or in the preceding tax year, holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if we are a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received, and (b) such U.S. Holder’s adjusted tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect on the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

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

Disposition of Common Shares

A U.S. Resident Holder will not be subject to Canadian federal income tax on the disposition (or deemed disposition) of the Common Shares unless such shares constitute “taxable Canadian property” for the purposes of the Canadian Tax Act.

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

A U.S. Resident Holder who disposes of or is deemed to dispose of one or more Common Shares generally should not incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of such disposition as the Common Shares should not be “taxable Canadian property” to such holder.

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available on SEDAR+ under the Company’s profile at www.sedarplus.ca, the Canadian equivalent of the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has exposure, in varying degrees, to a variety of financial instrument-related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board has a responsibility to ensure that an adequate financial risk management policy is established and to approve the policy, as required. The Company’s Audit Committee oversees management’s compliance with the Company’s financial risk management policy.

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

The Company prepares annual expenditure budgets that are reviewed by the Board. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made for the Company.

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

For additional information about the financial instrument risks refer to “Note 16. Financial Risk Management” on page F-25 of our Consolidated Financial Statements and related notes included elsewhere in this Annual Report.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s CEO and CFO have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2025. As required by Rule 13(a)-15(e) under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2025, and we have concluded our disclosure controls and procedures were effective as at December 31, 2025.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) that such information is accumulated and communicated to our management, including our CEO and CFO, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

As of the date of this Annual Report, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Tom Yip, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Tom Yip (Chair), Barbara Filas and Sandra MacKay are all independent directors under the applicable rules.

The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the Audit Committee.

ITEM 16B - CODE OF ETHICS

On August 31, 2021, the Company’s Board formally adopted a code of business conduct and ethics that applies to the registrant’s employees, officers and directors. The code of business conduct and ethics was subsequently reviewed and approved by the Audit Committee on February 26, 2026.

The text of this code is available on the Company’s website (https://austin.gold/corporate/charters-and-policies/).

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2025.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, Manning Elliott LLP (PCAOB ID 1524), unless stated otherwise, for the years indicated:

	2025(1)(2)		2024(1)(2)		2023(1)(2)
Audit fees(3)	C$	57,000	C$	80,000	C$	90,000
Audit-related fees(4)	C$	52,500	C$	49,500	C$	33,000
Tax fees(5)	C$	4,000	C$	4,000	C$	7,090
Other fees(6)	C$	7,686	C$	9,498	C$	15,550
Total	C$	121,186	C$	142,998	C$	145,640

(1)	Prior to the start of the audit process, the Company’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the Board whether to accept the estimated audit fees given by the auditors.

(2)	Represents fees billed by Manning Elliott LLP.
(3)	“Audit fees” include the aggregate professional fees paid to the external auditors for the audit of the financial statements, management’s discussion and analysis (“MD&A”) and other annual regulatory audits and filings.
(4)	“Audit-related fees” includes the aggregate fees paid to the external auditors for services related to the audit services, including reviewing quarterly financial statements and MD&A thereon and conferring with the Board and Audit Committee regarding financial reporting and accounting standards.
(5)	“Tax fees” include the aggregate fees paid to external auditors for tax compliance, tax advice, tax planning and advisory services, including timely preparation of tax returns.
(6)	“Other fees” include fees other than “Audit fees”, “Audit-related fees”, and “Tax fees” above, which include consent procedures on our Form 20-F, Form S-1, Form F-3 and Canadian Public Accountability Board fees.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the U.S. are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the U.S. that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2025, the Company had no mines in the U.S. that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

The Company has adopted an insider trading policy effective August 23, 2021, which was subsequently reviewed and approved by the Board on February 26, 2026 (referred to as the “Insider Trading Policy”) governing the purchase, sale and other dispositions of the Company’s securities by its directors, officers, employees, all family members of the foregoing who share the same address or are financially dependent on the foregoing, and all entities in which any of the foregoing have a substantial beneficial interest or is otherwise owned or controlled by any of the foregoing. The Insider Trading Policy is filed as Exhibit 19.1 to this Form 20-F.

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

Our overall risk management system includes:

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

We continue to make investments to enhance the protection of our information technology systems and our business from cybersecurity incidents. As at the date of this Annual Report, there have been no cybersecurity incidents that have impacted the Company.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-29 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

All the above statements are available on the Company’s website at www.austin.gold and under the Company’s profile on SEDAR+ at www.sedarplus.ca (Canada) and on EDGAR at www.sec.gov (United States).

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 – F-29

Exhibit List

Exhibit No.	Name
1.1	Notice of Articles (incorporated by reference to Exhibit 3.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)
1.2	Amended Articles (incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on April 22, 2022, File No. 333-260404)
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
4.4

Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated July 7, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.5

Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated March 31, 2021 (incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)

4.6

Second Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated May 3, 2023 (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2025, File No. 001-41373)

4.7

Third Amendment to Exploration and Option to Enter Joint Venture Agreement – Kelly Creek dated June 3, 2024 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2025, File No. 001-41373)

4.8

Mineral lease and option agreement between BMR and Austin NV dated May 16, 2022 – Stockade Mountain Project situated in Malheur County, Oregon (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 29, 2023, File No. 001-41373)

4.9

Amendment to mineral lease and option agreement between BMR and Austin NV dated February 28, 2024 – Stockade Mountain Project situated in Malheur County, Oregon (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

4.10

Mineral lease and option agreement between NAMMCO and Austin NV dated November 1, 2020 – Lone Mountain Project situated in Elko County, Nevada (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

4.11

Amendment to Mineral Lease and Option Agreement dated April 29, 2021 – Lone Mountain Project (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

Exhibit No.	Name
4.12

Second Amendment to Mineral Lease and Option Agreement dated August 3, 2022 – Lone Mountain Project (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F as filed with the Commission on March 27, 2024, File No. 001-41373)

8.1	Subsidiaries of Austin Gold (incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form S-1 as filed with the Commission on October 21, 2021, File No. 333-260404)
11.1*	Code of Business Conduct and Ethics
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Manning Elliott LLP
15.2*	Consent of Barbara Carroll
15.3*	Consent of Robert Hatch
19.1*	Insider Trading Policy
97.1*	Incentive Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

* Filed herewith

# Indicates management contract or compensatory plan.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AUSTIN GOLD CORP.

Date: March 26, 2026	By:	/s/ Dennis Higgs

Name: Dennis Higgs

Title: Executive Chairman, Chief Executive Officer and Director

AUSTIN GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

The consolidated financial statements have been audited by Manning Elliott LLP on behalf of the shareholders and their report follows.

“Dennis Higgs”	“Grant Bond”
Dennis Higgs	Grant Bond
Executive Chairman, Chief Executive Officer and Director	Chief Financial Officer

February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Austin Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Austin Gold Corp. and its subsidiary (the “Company”), as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has not generated revenue since inception and had an accumulated deficit of $11,715,119 at December 31, 2025 and incurred a net loss of $1,615,866 the year ended December 31, 2025. The Company relies on equity financing to fund operations. The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing. These factors raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

February 26, 2026

We have served as the Company’s auditor since 2020

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in United States dollars

		December 31,	December 31,
	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents	6	$573,159	$381,899
Short-term investments	7	2,571,468	4,914,382
Receivables and other	8	80,419	116,966
		3,225,046	5,413,247
Non-current assets
Marketable securities	9	22,138	12,404
Exploration and evaluation (“E&E”) assets	10	5,145,112	4,077,474
Property and equipment	11	6,966	9,745
Total assets		$8,399,262	$9,512,870
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12, 14	$128,924	$228,698
		128,924	228,698
EQUITY
Share capital	13	17,209,080	16,568,175
Other reserves	13	3,351,326	3,390,199
Accumulated other comprehensive income (loss) (“AOCI”)		(574,949)	(574,949)
Deficit		(11,715,119)	(10,099,253)
		8,270,338	9,284,172
Total liabilities and equity		$8,399,262	$9,512,870
Nature of operations and going concern	1
Commitments	18

Approved on behalf of the Board of Directors:

“Tom S.Q. Yip”	“Dennis L. Higgs”
Tom S.Q. Yip	Dennis L. Higgs
Chair of the Audit Committee and Lead Director	Executive Chairman, Chief Executive Officer (“CEO”) and Director

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Expressed in United States dollars, except for share data

				For the year ended
		December 31,	December 31,	December 31,
	Note	2025	2024	2023
Administrative expenses
Management salaries and consulting fees	14	$611,800	$631,476	$590,696
Investor relations and marketing		303,527	1,119,666	233,355
Professional fees		236,758	271,551	327,712
Share-based compensation	13, 14	234,291	911,261	481,394
Insurance		221,216	291,965	360,050
Listing and filing fees		73,239	68,359	156,758
General and administrative		46,256	44,218	17,915
Travel expenses		29,551	28,801	17,915
Shareholder information		15,914	43,061	50,923
Depreciation	11	2,779	2,082	354
Operating loss		(1,775,331)	(3,412,440)	(2,237,072)
Write - off of E&E assets	10	(18,893)	(4,290)	(2,252,786)
Foreign exchange gain (loss)		2,370	(5,745)	4,650
Unrealized fair value gain (loss) on marketable securities	9	9,734	4,982	(9,051)
Interest and finance income		166,404	338,912	493,743
Loss before taxes		(1,615,716)	(3,078,581)	(4,000,516)
Current income tax expense	17	(150)	(150)	(155)
Net loss and comprehensive loss for the year		$(1,615,866)	$(3,078,731)	$(4,000,671)
Loss per share - basic and diluted		$(0.12)	$(0.23)	$(0.30)
Weighted average number of shares		13,433,368	13,271,750	13,271,750

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in United States dollars

				For the year ended
		December 31,	December 31,	December 31,
	Note	2025	2024	2023
Cash flows used in operating activities
Net loss for the year		$(1,615,866)	$(3,078,731)	$(4,000,671)
Items not affecting cash:
Current income tax expense	17	150	150	155
Depreciation	11	2,779	2,082	354
Interest and finance income		(166,404)	(338,912)	(493,743)
Share-based compensation	13	234,291	911,261	481,394
Unrealized fair value (gain) loss on marketable securities	9	(9,734)	(4,982)	9,051
Unrealized foreign exchange loss (gain)		485	402	(119)
Write-off of E&E assets	10	18,893	4,290	2,252,786
Changes in non-cash working capital items:
Receivables and other		36,547	73,598	20,490
Accounts payable and accrued liabilities		23,861	(23,555)	44,415
Income taxes paid		(150)	(150)	(155)
Net cash used in operating activities		(1,475,148)	(2,454,547)	(1,686,043)
Cash flows generated by investing activities
Expenditures on E&E assets		(1,185,804)	(2,096,354)	(1,563,428)
Interest received		209,318	392,917	524,436
Purchase of property and equipment	11	—	(11,000)	—
Purchase of short-term investments		(5,050,000)	(7,600,000)	(13,500,000)
Redemption of short-term investments		7,350,000	11,250,000	16,500,000
Net cash generated by investing activities		1,323,514	1,935,563	1,961,008
Cash flows generated by financing activities
Proceeds from exercise of share options	13	339,532	—	—
Net cash generated by financing activities		339,532	—	—
Increase (decrease) in cash and cash equivalents for the year		187,898	(518,984)	274,965
Cash and cash equivalents, beginning of year	6	381,899	907,551	630,623
Effect of foreign exchange rate changes on cash and cash equivalents		3,362	(6,668)	1,963
Cash and cash equivalents, end of year	6	$573,159	$381,899	$907,551
Supplemental cash flow information	15

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in United States dollars, except for share data

		Number of
		common	Share	Other
	Note	shares	capital	reserves	AOCI	Deficit	Total
Balance - December 31, 2022		13,271,750	$16,329,958	$2,044,692	$(574,949)	$(3,019,851)	$14,779,850
Value assigned to share options and warrants vested	13	—	—	549,456	—	—	549,456
Expiry of warrants		—	238,217	(238,217)	—	—	—
Net loss for the year		—	—	—	—	(4,000,671)	(4,000,671)
Balance - December 31, 2023		13,271,750	$16,568,175	$2,355,931	$(574,949)	$(7,020,522)	$11,328,635
Value assigned to share options and warrants vested	13	—	—	1,034,268	—	—	1,034,268
Net loss for the year		—	—	—	—	(3,078,731)	(3,078,731)
Balance - December 31, 2024		13,271,750	$16,568,175	$3,390,199	$(574,949)	$(10,099,253)	$9,284,172
Exercise of share options	13	421,251	640,905	(301,373)	—	—	339,532
Value assigned to share options vested	13	—	—	262,500	—	—	262,500
Net loss for the year		—	—	—	—	(1,615,866)	(1,615,866)
Balance - December 31, 2025		13,693,001	$17,209,080	$3,351,326	$(574,949)	$(11,715,119)	$8,270,338

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
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

(b) Going concern assumption

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from December 31, 2025. The Company has not generated revenue, has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the year ended December 31, 2025, the Company incurred a net loss of $1,615,866 and used cash in operating activities of $1,475,148. As at December 31, 2025, the Company has an accumulated deficit of $11,715,119 that has been funded by equity financings.

Subsequent to December 31, 2025, on February 10, 2026, the Company entered into an At-The-Market (“ATM”) Agreement with H. C. Wainwright & Co., LLC (the “Lead Manager”) as lead manager and Roth Capital Partners, LLC as co-manager. Under the terms of the ATM Agreement, the Company will be entitled to sell, at its sole discretion and from time to time as it may choose, common shares of the Company through the Lead Manager having an aggregate gross offering amount of up to $7,500,000.

The Company has incurred losses to date, has limited financial resources and has no current source of revenue or cash flow from operating activities. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs, or relinquish some or all of its rights under existing mineral lease and option agreements.

The above factors give rise to material uncertainties that raise substantial doubt on the Company’s ability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses and the consolidated statement of financial position classifications used. Such adjustments could be material.

2. BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2026.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
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
For the years ended December 31, 2025, 2024 and 2023
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

Significant accounting policy judgments include:

●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1(b)); and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of December 31, 2025.

Significant sources of material estimation uncertainty include:

●	The determination of the fair value of share options issued by the Company (refer to Note 13c).

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

5. NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

●	In May 2024, the International Accounting Standards Board (“IASB”) issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (“ESG”)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at FVOCI. The amendments are effective for annual periods beginning on or after January 1, 2026 with early adoption permitted. This amendment will not have a material impact on the Company.
●	In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace International Accounting Standard (“IAS”) 1, Presentation of Financial Statements. The new standard on presentation and disclosure in financial statements focuses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is in the process of assessing the impact of this standard.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

6. CASH AND CASH EQUIVALENTS

As at December 31, 2025, the composition of cash and cash equivalents consists of cash in the amount of $573,159 (2024 – $381,899). The Company does not hold any term deposits with an original maturity date of less than three months.

7. SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2025	2024
Term deposits	$1,914,901	$4,150,487
RSTICs	656,567	763,895
	$2,571,468	$4,914,382

As at December 31, 2025, the term deposits mature between February 23, 2026 and June 8, 2026 and the RSTICs mature between July 23, 2026 and October 26, 2026.

8. RECEIVABLES AND OTHER

	December 31,	December 31,
	2025	2024
Prepaid expenses and deposits	$66,615	$100,898
Tax receivables	13,804	16,068
	$80,419	$116,966

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

9. MARKETABLE SECURITIES

As at December 31, 2025, the Company holds 89,240 common shares (2024 – 89,240; 2023 – 89,240) in URZ3 Energy Corp. (“URZ”) (formerly Nevada Exploration Inc. (“NGE”)). A continuity of the marketable securities is as follows:

	December 31,	December 31,	December 31,
	2025	2024	2023
Opening balance	$12,404	$7,422	$16,473
Unrealized fair value gain (loss) on marketable securities	9,734	4,982	(9,051)
Ending balance	$22,138	$12,404	$7,422

10. E&E ASSETS

The E&E assets of the Company, by project and nature of expenditure, as of December 31, 2025 and 2024 were as follows:

	Kelly	Lone	Stockade	Fourmile
	Creek	Mountain	Mountain	Basin	Miller	Total
Balance - December 31, 2023	$636,708	$776,682	$867,100	$—	$—	$2,280,490
E&E expenditures:
Acquisition costs	20,000	58,650	51,550	—	—	130,200
Assays	—	78,530	21,101	—	—	99,631
Consulting	900	111,893	211,161	1,650	900	326,504
Drilling	—	—	543,613	—	—	543,613
Field supplies and rentals	—	1,422	81,008	735	—	83,165
Field work	—	60,050	64,887	—	—	124,937
Geophysics	—	—	3,180	—	—	3,180
Government payments	20,923	222,467	83,299	170	(3)	326,856
Share-based compensation	41,002	41,002	41,003	—	—	123,007
Technical and assessment reports	—	21,300	—	—	—	21,300
Travel	—	7,441	10,602	838	—	18,881
Write-off of E&E assets	—	—	—	(3,393)	(897)	(4,290)
Total E&E expenditures	82,825	602,755	1,111,404	—	—	1,796,984
Balance - December 31, 2024	$719,533	$1,379,437	$1,978,504	$—	$—	$4,077,474
E&E expenditures:
Acquisition costs	20,000	30,000	50,000	—	—	100,000
Assays	—	23,202	—	—	—	23,202
Consulting	—	230,024	102,649	650	—	333,323
Field supplies and rentals	—	3,597	1,000	—	—	4,597
Field work	—	20,009	12,000	—	—	32,009
Geophysics	—	36,850	205,388	—	—	242,238
Government payments	21,000	201,636	72,681	189	—	295,506
Share-based compensation	9,403	9,403	9,403	—	—	28,209
Technical and assessment reports	—	750	—	—	—	750
Travel	—	24,251	2,326	120	—	26,697
Write-off of E&E assets	—	(17,934)	—	(959)	—	(18,893)
Total E&E expenditures	50,403	561,788	455,447	—	—	1,067,638
Balance - December 31, 2025	$769,936	$1,941,225	$2,433,951	$—	$—	$5,145,112

Acquisition costs include pre-production payments, lease payments and advanced royalty payments in accordance with the terms of the property agreements.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
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

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. On June 6, 2024, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the mining lease agreement (the “Hot Pot Agreement”). Under this sixth amendment, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023	$30,000	Paid
September 16, 2024	$20,000	Paid
September 16, 2025	$20,000	Paid
September 16, 2026	$25,000
September 16, 2027 and every year thereafter	$30,000

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

On June 1, 2023, the Company gave notice to Pediment that it would drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original claim holdings and included the claims under the Genesis agreement. As a result of the termination of certain leases and claim holdings, the Company incurred a write-off of E&E assets in the amount of $353,456 which was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

(b) Lone Mountain Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid
November 1, 2025	$30,000	Paid
November 1, 2026 and every year thereafter(1)	$40,000
(1)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	Completed
September 1, 2026	$300,000	Completed
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress
(1)	The work commitment terminates when $1,800,000 has been spent on the property.

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

The Company dropped certain claim holdings within the Lone Mountain Project as the claims were located over non-locatable ground in which the BLM owned the surface rights but private entities owned the mineral rights. These claims were deemed invalid with the BLM and as a result, for the year ended December 31, 2025, the Company incurred a write-off of E&E assets in the amount of $17,934 (2024 – $nil; 2023 – $nil) which was recorded in the consolidated statement of loss and comprehensive loss.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

(c) Stockade Mountain Project (Oregon, USA)

The Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) to lease a 100% interest in the Stockade Mountain Project. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024	$25,000	Paid
May 16, 2025	$25,000	Paid
November 16, 2025	$25,000	Paid
May 16, 2026	$25,000
November 16, 2026 and every six months thereafter	$25,000

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

(d)Fourmile Basin Property (Nevada, USA)

The Company entered into a mineral lease and option agreement with La Cuesta International, Inc. on the Fourmile Basin Property on June 18, 2020.

On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2025, the Company incurred a write-off of E&E assets of $959 (2024 – $3,393; 2023 – $883,862) which was recorded in the consolidated statement of loss and comprehensive loss.

(e) Miller Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Miller Project with Shea Clark Smith and Gregory B. Maynard on February 1, 2021.

The Miller Project was recommended to the Company by BMR. As a result, the Company was required to make finders’ fee payments in accordance with the introductory agent agreement (refer to Note 18).

On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2025, the Company incurred a write-off of E&E assets of $nil (2024 - $897; 2023-$1,015,468) which was recorded in the consolidated statement of loss and comprehensive loss.

(f) Project reclamation requirements

As at December 31, 2025, the Company holds total surety bonds of $38,863 in favour of the BLM and $43,252 in favour of the Oregon Department of Geology and Mineral Industries in support of the reclamation requirements for its projects.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

11. PROPERTY AND EQUIPMENT

Property and
equipment
Net book value - December 31, 2022	$1,181
Depreciation	(354)
Net book value - December 31, 2023	827
Additions	11,000
Depreciation	(2,082)
Net book value - December 31, 2024	9,745
Depreciation	(2,779)
Net book value - December 31, 2025	$6,966

Property and equipment consists of exploration equipment and information technology hardware.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2025	2024
Accrued liabilities	$64,934	$44,981
Trade payables	63,990	183,717
	$128,924	$228,698

13. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At December 31, 2025, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Other reserves

The Company’s other reserves consisted of the following:

	December 31,	December 31,	December 31,
	2025	2024	2023
Other reserve - Share options	$3,288,098	$3,326,971	$2,296,229
Other reserve - Warrants	63,228	63,228	59,702
	$3,351,326	$3,390,199	$2,355,931

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

(c) Share options

The Company has adopted a stock incentive plan which provides that the Board of Directors of the Company may from time to time, at their discretion, grant to its directors, officers, employees and consultants, non-transferable equity awards to purchase common shares, provided that the number of common shares reserved for issue does not exceed 3,827,175. Equity awards include share options, stock appreciation rights, restricted stock units, dividend equivalent or other stock-based awards.

The term of each share option is set by the Board of Directors at the time of grant but cannot exceed a maximum term of ten years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the then market price of common shares.

The following table summarizes the changes in share options for the year ended December 31:

	2025		2024		2023
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	share options	exercise price	share options	exercise price	share options	exercise price
Outstanding, January 1,	3,621,666	$1.01	3,463,333	$1.06	1,093,333	$1.67
Granted	—	—	225,000	1.00	2,370,000	0.77
Exercised	(421,251)	0.81	—	—	—	—
Forfeited	(103,750)	0.77	—	—	—	—
Expired	(149,999)	2.18	(66,667)	2.25	—	—
Outstanding, December 31,	2,946,666	$1.00	3,621,666	$1.01	3,463,333	$1.06

For the share options exercised during the year, the related weighted average share price at the time of exercise was $1.44 (2024 – $nil; 2023 – $nil).

The following table summarizes information about share options outstanding and exercisable at December 31, 2025:

	Share options outstanding		Share options exercisable
	Number of	Weighted	Number of	Weighted
	share options	average years	share options	average
Exercise prices	outstanding	to expiry	exercisable	exercise price
$0.51 - $1.00	2,530,002	2.76	2,417,502	$0.80
$2.01 - $2.50	416,664	4.92	416,664	2.19
	2,946,666	3.06	2,834,166	$1.00

The total share-based compensation expense for the year ended December 31, 2025 was $262,500 (2024 - $1,030,742; 2023 – $515,133) of which $234,291 (2024 - $907,735; 2023 - $447,071) has been expensed in the consolidated statement of loss and comprehensive loss and $28,209 (2024 - $123,007; 2023 - $68,062) has been capitalized to E&E assets.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

The following are the weighted average assumptions used to estimate the fair value of share options granted and/or vested for the years ended December 31, 2025, 2024 and 2023 using the Black-Scholes pricing model:

			For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Expected life	N/A	5.00 years	5.00 years
Expected volatility	N/A	125.67%	133.51%
Risk-free interest rate	N/A	3.49%	4.69%
Expected dividend yield	N/A	Nil	Nil
Forfeiture rate	N/A	NIl	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

(d) Warrants

The following table summarizes the changes in warrants for the year ended December 31:

	2025		2024		2023
	Number of	Warrant	Number of	Warrant	Number of	Warrant
	warrants	reserve	warrants	reserve	warrants	reserve
Outstanding, January 1,	100,000	$63,228	100,000	$59,702	362,833	$263,596
Transactions during the year:
Value assigned to warrants vested - consultants	—	—	—	3,526	—	34,323
Warrants expired	(100,000)	—	—	—	(262,833)	(238,217)
Outstanding, December 31,	—	$63,228	100,000	$63,228	100,000	$59,702

At December 31, 2025, the weighted average exercise price for the outstanding warrants is $nil (2024 – $0.81; 2023 – $0.81) and the weighted average remaining life is nil (2024 – 0.84 years; 2023 – 1.84 years).

On November 1, 2022, the Company issued 100,000 warrants to an investor relations consultant. The warrants vested over tranches at an exercise price of $0.81. The total share-based compensation expense for the year ended December 31, 2025 was $nil (2024 – $3,526; 2023 – $34,323) which was expensed in the consolidated statement of loss and comprehensive loss. The warrants issued to the investor relations consultant expired unexercised on November 1, 2025.

On May 6, 2022, the Company issued 262,833 warrants to the underwriters in connection with the initial public offering. The warrants were exercisable at a price of $4.40 or on a cashless basis for shares at the option of the holder. At issuance, the underwriter warrants were valued at $238,217 using the Black-Scholes pricing model and were recorded as a share issuance cost. The underwriter warrants expired unexercised on November 6, 2023.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

14. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company’s directors and officers including its CEO, Vice President (“VP”) Exploration, VP Business Development and Chief Financial Officer (“CFO”).

Directors and key management compensation is as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Management salaries and consulting fees	$687,877	$694,074	$544,352
Share-based compensation	255,921	993,611	472,236
Directors’ fees	75,329	73,647	72,863
	$1,019,127	$1,761,332	$1,089,451

For the year ended December 31, 2025, the Company’s officers were reimbursed $367,077 (2024 - $338,837; 2023 – $57,102) for expenditures incurred in the normal course of business on behalf of the Company.

For the year ended December 31, 2025, the Company incurred $64,236 (2024 - $67,072; 2023 – $69,806) of expenditures from P2 Gold Inc. under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the consolidated statement of loss and comprehensive loss.

As at December 31, 2025, accounts payable and accrued liabilities include $30,556 (2024 – $32,979) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project (refer to Note 10 (a)) and owns 89,240 common shares of URZ (formerly NGE) (refer to Note 9).

During the year ended December 31, 2024, the Company purchased $11,000 of exploration equipment from URZ (formerly NGE) (refer to Note 11). As at December 31, 2025, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). Subsequent to December 31, 2025, on January 1, 2026, the VP Business Development was appointed interim Chief Executive Officer and President of URZ (formerly NGE). He also served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

15. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash items within investing activities included in E&E assets were as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Accounts payable and accrued liabilities	$127,482	$418,087	$(532,752)
Share-based compensation	28,209	123,007	68,062
	$155,691	$541,094	$(464,690)

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
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

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2025, with all other variables held constant:

	Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$5,208	$(5,208)
Receivables and other	1,380	(1,380)
Marketable securities	2,214	(2,214)
Accounts payable and accrued liabilities	(9,605)	9,605

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
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

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of December 31, 2025, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31,	December 31,
	2025	2024
Cash and cash equivalents	$573,159	$381,899
Short-term investments	2,571,468	4,914,382
	$3,144,627	$5,296,281

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

The Company has issued surety bonds to support future decommissioning and restoration provisions (refer to Note 10(f)).

Contractual undiscounted cash flow requirements for contractual obligations as at December 31, 2025 are as follows:

	Carrying	Contractual	Due within	Due within	Due within
	amount	cash flows	1 year	2 years	3 years
Accounts payable and accrued liabilities	$128,924	$128,924	$128,924	$—	$—
	$128,924	$128,924	$128,924	$—	$—

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
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

As at December 31, 2025		Fair value
	Carrying
	value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$22,138	$22,138	$—	$—
	$22,138	$22,138	$—	$—

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
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

17. TAXATION

(a) Deferred income taxes

The tax effects of temporary differences between the amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred income taxes as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Tax loss carry forwards	$2,253,563	$1,813,019	$685,368
Share issuance costs	66,023	140,213	214,221
Marketable securities and other	31,157	32,395	32,615
E&E expenditures	6,278	(109)	473,085
Deferred income taxes not recognized	(2,357,021)	(1,985,518)	(1,405,289)
	$—	$—	$—

The Company has tax losses in Canada of approximately $6,456,683 (2024 - $4,855,399; 2023 – $2,477,382) expiring in various amounts from 2040 to 2045. The Company has tax losses in the USA of approximately $2,429,801 (2024 – $2,390,768; 2023 – $78,452). The other temporary differences do not expire under current legislation.

A deferred tax asset has not been recognized in respect of the temporary differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025, 2024 and 2023
Expressed in United States dollars, except for share data

17. TAXATION (Continued)

(b) Income tax expense

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2024 – 27.0%; 2023 – 27.0%) as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Expected income tax recovery	$(436,243)	$(831,217)	$(1,080,139)
Impact of difference in tax rates and other	1,632	5,098	240,010
Share-based compensation	63,259	246,040	129,976
Deferred income taxes not recognized	371,502	580,229	710,308
	$150	$150	$155

For the Company’s subsidiary, the USA statutory income tax rate is 21.0% (2024 – 21.0%; 2023 – 21.0%) and the Nevada state statutory income tax rate is nil (2024 – nil; 2023 – nil).

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

As at December 31, 2025, the BMR Agreement is not in effect for any of the Company’s mineral projects.

19. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company’s single business segment. All of the Company’s E&E assets are located in the USA.